WO KEE HONG (HOLDINGS) LIMITED

10/F. BLOCK A. WO KEE HONG BLDG. 585-609 CASTLE PEAK ROAD. KWAI CHUNG N.T., HONG KONG
TELEPHONE : (852) 2514 4700 FAX : (852) 2521 7198

9 January 2008

Securities and Exchange Commission
Office of International Corporate Financ[redacted]
Division of Corporate Finance
450 Fifth Street. N.W.
Washington. D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb. Esq.

Dear Sirs

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii). and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b). which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"). and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L. [illegible] Baker & McKenzie. 815 Connecticut Avenue, N.W., Washington D.C.20006-4078. U.S.A.

Thank you for your attention.

Yours faithfully

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

PN/ak
Encl.

File No. 82-3990

Annex A to Letter to the SEC dated
9 January , 2008 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options See attached

KMC00998.DOC

Attachment to Annex A

File No. 82-3990

Item no. 3 - Interim Report 2007
- Announcement: 2007 Interim Results (Unaudited)

Item no. 9 - Notice of Meeting of the Board of Directors dated 6 September 2007

Item no. 12 - Circular: Discloseable Transaction in relation to the Acquisition of Outdoor Media Advertising and Broadcasting Business
- Circular: Very Substantial Disposal – Disposal of the Entire Issued Share Capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited

Item no. 21 - Form 1 – Individual Substantial Shareholder Notices (27 sets)

Item no. 22 - Form 2 – Corporate Substantial Shareholder Notices (24 sets)

Item no. 26 - Form 3A – Director's and Chief Executive's Notice – Interests in Shares of Listed Corporation (36 sets)

Item no. 27 - Board minutes in approving the expiry of share options (7 sets)



Interim Report 2007
二零零七年中期報告

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

(Stock Code 股票代號: 720)

Contents
目錄

Management Discussion and Analysis
管理層討論及分析

INTRODUCTION

WO KEE HONG (HOLDINGS) LIMITED is an investment holding company. Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, fashion and accessories, other electronic and electrical products and property investment.

簡介

和記行(集團)有限公司為一家投資控股公司。其附屬公司主要經營入口、市場推廣及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件、機動遊艇、時裝及配飾、其他電子及電器產品及物業投資。

FINANCIAL REVIEW

Results

For the first half of 2007, Group turnover recorded a high double-digit growth of 46.3% to HK$457.5 million, compared with HK$312.7 million of the same period last year (as restated). Despite the scale down of the audio visual products business, we were able to maintain an overall upsurge due to the robust growth of our car operations.

Gross profit margin for the first half decreased by 3.1% from 21.7% in 2006 (as restated) to 18.6% in 2007 whilst gross profit increased by HK$17.5 million to HK$85.2 million (2006: HK$67.7 million as restated). This erosion of profit margin was mainly due to the increase in product costs of cars during the reporting period.

Distribution costs were up by 33.6% to HK$31.0 million (2006: HK$23.2 million), due mainly to the corresponding increase in turnover mentioned above as well as increased advertising cost as a result of promotion programs for new brands and products introduced in this period. The increase in administrative expenses of HK$15.0 million from HK$51.2 million of last period to HK$66.2 million in this period is mainly attributed to the corresponding increase in turnover as well as additional staff cost and the associated disbursements incurred in our endeavor to exploring potential new business and investment.

The Board regrets to report a loss from operations at HK$10.0 million for the first half of 2007 (2006: loss of HK$5.8 million). This was mainly due to the following factors: downswing of the audio visual business; the delay of shipments of "Alfa Romeo" cars from the factory; the loss incurred in the "Motor Yacht" business which is in its investment stage; the set-up costs incurred for new lifestyle brands

財務回顧

業績

於二零零七年上半年,本集團營業額達港幣457,500,000元,較去年同期之港幣312,700,000元(重列)錄得46.3%之雙位數高增幅。儘管影音產品業務規模減少,但由於本集團汽車業務之蓬勃增長,本公司仍能維持整體升勢。

毛利率由二零零六年上半年之21.7%(重列)下降3.1%至二零零七年上半年之18.6%,然而本集團之毛利增加港幣17,500,000元至港幣85,200,000元(二零零六年:港幣67,700,000元(重列))。毛利率下跌,主要是報告期內汽車產品成本增加所致。

分銷費用增長33.6%至港幣31,000,000元(二零零六年:港幣23,200,000元),主要是上述之營業額相應增長,以及期內推出新品牌及產品之宣傳計劃導致廣告費用增加所致。去年同期行政費用為港幣51,200,000元,本期間增加港幣15,000,000元至港幣66,200,000元,主要由於營業額相應增長以及本公司於探索及投資新業務中產生之額外僱員成本及相關開銷所致。

董事會惋然報告,於二零零七年首六個月本集團錄得營業虧損港幣10,000,000元(二零零六年:虧損港幣5,800,000元)。主要因素如下:影音業務低迷、「愛快•羅密歐」汽車廠方供貨延誤、「機動遊艇」業務於投資階段所招致之虧損;以及新穎時尚生活品牌招致啟動成本,但其收入

the revenue of which is yet to reflect in our results. With progress being made and actions taken, we are confident that, during the second half of 2007, those negative issues will either be eliminated or improved significantly for the Company to return to a healthy position.

尚未反映於本集團之業績中。隨著本集團不斷進步及採取措施，吾等深信該等負面問題將於二零零七年下半年消除或得到大幅改善，從而令本公司重拾正軌。

Finance costs rose by HK$2.8 million from last period's HK$4.9 million to HK$7.7 million. In addition to finance the operating loss of some businesses, certain amounts of cash were utilized for the purchase of stocks in order to fuel the expansion of our Car Group and investment in new business segments.

財務費用增加港幣2,800,000元，由港幣4,900,000元增至港幣7,700,000元。除了提供資金予部分業務之經營虧損外，本集團亦動用若干現金購買存貨，以支持本集團汽車部及新業務分部之投資。

"Share of results of associates" recorded a net loss of HK$0.6 million (2006: loss of HK$5.8 million) being the share of loss of our joint-venture car trading company in Shanghai. By disposal of our associated company in Jiangmen last year, we are saved from suffering the share of loss of this investment.

「應佔聯營公司業績」錄得虧損淨額港幣600,000元（二零零六年：虧損港幣5,800,000元），反映吾等應佔上海之汽車貿易合營公司之虧損。由於吾等去年出售江門之聯營公司，因此毋須分攤該項投資之虧損。

The board regrets to report a loss attributable to shareholders of HK$20.6 million (2006: HK$16.7 million), the reasons for which were highlighted above.

董事會惋然報告股東應佔虧損港幣20,600,000元（二零零六年：港幣16,700,000元），原因概要見上文。

Cash flow, liquidity and financial resources

現金流量、流動資金及財務資源

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

本集團所需資金以綜合其股本基礎、經營業務所得之現金流量及銀行貸款獲取。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

A net outflow of cash of HK$29.0 million (2006: HK$21.8 million) was recorded, representing the aggregate of funds used in operating, investing and financing activities in the reporting period.

本集團錄得現金淨流出港幣29,000,000元（二零零六年：港幣21,800,000元），乃為報告期內用於經營、投資及融資資金之總額。

At June 30, 2007, the Group had total borrowings amounting to HK$142.0 million (December 31, 2006: HK$134.0 million). The Group's long term gearing ratio stood at 13.5% (December 31, 2006: 13.8%), based on long term liabilities (excluding deferred tax) of HK$38.4 million (December 31, 2006: HK$42.0 million) and shareholders' equity of HK$283.8 million (December 31, 2006: HK$304.0 million). The current ratio was 1.8 (December 31, 2006: 1.1), based on current assets of HK$664.2 million (December 31, 2006: HK$368.2 million) and current liabilities of HK$377.3 million (December 31, 2006: HK$340.8 million).

本集團於二零零七年六月三十日之總貸款為港幣142,000,000元（二零零六年十二月三十一日：港幣134,000,000元）。根據長期負債（不包括遞延稅項）港幣38,400,000元（二零零六年十二月三十一日：港幣42,000,000元）及股東權益港幣283,800,000元（二零零六年十二月三十一日：港幣304,000,000元）為基數計算，本集團長期負債比率為13.5%（二零零六年十二月三十一日：13.8%）。根據流動資產港幣664,200,000元（二零零六年十二月三十一日：港幣368,200,000元）及流動負債港幣377,300,000元（二零零六年十二月三十一日：港幣340,800,000元）為基數計算，流動比率為1.8（二零零六年十二月三十一日：1.1）。

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with our banks. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the period under review. At June 30, 2007 the total outstanding foreign exchange contracts purchased with banks amounted to HK$16.3 million (December 31, 2006: HK$7.0 million).

根據本集團之慣常管理方式，會透過與吾等之銀行進行對沖外匯交易，鎖定匯率以求穩定成本。因此，本集團於回顧期內並無承擔重大之匯率波動及相關對沖工具風險。於二零零七年六月三十日，未到期履約之銀行期匯合約總額為港幣16,300,000元（二零零六年十二月三十一日：港幣7,000,000元）。

The Group had trading facilities at June 30, 2007 amounting to HK$352.2 million (December 31, 2006: HK$288.8 million) of which HK$219.5 million (December 31, 2006: HK$186.1 million) was utilized. Certain of the Group's properties, inventories, bank deposits and all assets of a subsidiary were pledged at this period end in an aggregate amount of HK$411.5 million (December 31, 2006: HK$385.1 million) to secure facilities granted and also a guarantee issued by our banks.

於二零零七年六月三十日，本集團之貿易信貸額為港幣352,200,000元（二零零六年十二月三十一日：港幣288,800,000元），當中港幣219,500,000元（二零零六年十二月三十一日：港幣186,100,000元）已動用。於期末，本集團若干物業、存貨、銀行存款及一間附屬公司之所有資產合共港幣411,500,000元（二零零六年十二月三十一日：港幣385,100,000元）經已抵押，以獲取銀行之貸款及銀行發出之一項擔保。

The Group had no material capital commitment at June 30, 2007 (December 31, 2006: HK$2.4 million). At June 30, 2007 the Group had contingent liabilities of approximately HK$1.4 million (December 31, 2006: HK$1.2 million) in respect of proceedings involving a subsidiary in India and HK$11 million (December 31, 2006: HK$11 million) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen.

本集團於二零零七年六月三十日並無重大資本承擔（二零零六年十二月三十一日：港幣2,400,000元）。於二零零七年六月三十日，本集團之或然負債約港幣1,400,000元（二零零六年十二月三十一日：港幣1,200,000元），乃印度之一間附屬公司所牽涉之法律程序而產生以及就已出售江門聯營公司而授予買方一項銀行擔保之港幣11,000,000元（二零零六年十二月三十一日：港幣11,000,000元）。

BUSINESS REVIEW

業務回顧

Cars and Car Accessories

汽車及汽車配件

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati" and "Alfa Romeo" cars and spare parts in Hong Kong and Macau. By the end of last year, we also started a "Ferrari" and "Maserati" car dealership in Dalian, northern China.

此業務主要包括意大利「法拉利」、「瑪莎拉蒂」及「愛快•羅蜜歐」汽車及配件於香港及澳門之進口、分銷及售後服務。於去年底，吾等亦在中國北部之大連開設「法拉利」及「瑪莎拉蒂」汽車經銷店。

Compared to the same period last year, sales in Hong Kong and Macau increased by 74% to HK$304 million; income from after-sales service also increased by 16% as a result of our expanded service facilities and increased ownership of these brands.

由於擴充服務設施及擴大該等品牌的擁有權，香港及澳門之銷售額較去年同期增長74%至港幣304,000,000元，售後服務收入亦增加16%。

Sales of the "Ferrari" 8-cylinder models, the F430 and F430 Spider, remained strong, whilst the newly launched "Ferrari" 12-cylinder 599 GTB Fiorano was a great success and completely dominated the 12-cylinder super car market. Our order portfolio of "Ferrari" commands a lead time of over two years.

Regarding "Maserati", the brand achieved a margin boost in our markets with the arrival of the new Quattroporte Automatic, which led to good increase in sales.

Our dealership in Dalian was very successful and sales for the first half of the year for both "Ferrari" and "Maserati" cars were satisfactory. We expect this dealership to continue to perform well in the second half as the local markets are being cultivated with our strong marketing activities and the forthcoming participation in the motor shows in Shenyang and Dalian.

Additional sales were also achieved due to the addition of Ferrari's customized options as we successfully encouraged our customers to enhance the exclusivity of each of these new cars.

The motor car business segment is expected to continue to do well for the remainder of the year with the strong sales momentum of "Ferrari" continuing to fulfill its order portfolio; the anticipated introduction of the new "Ferrari" F430 Scuderia in the later part of the year will further fuel the sales growth. Sales of "Maserati" is expected to further increase due to the widened appeal of the Quattroporte Automatic sports sedan and the exciting arrival of the all-new GranTurismo four-seater coupe. This is expected to be an instant success by the second half of the year.

Total sales of the car business segment increased significantly by over 75%; however, the profit margin was lowered due to an increase in product costs.

Sales of "Alfa Romeo" started slowly due to a delay in incoming shipments from the factory. With the opening of the "Alfa Romeo" Centre and the city showroom, we expect the business will gradually improve. The new range of 159 sedan, 159 Sportwagon and Brera 2+2 coupe were well-received. The allocation of the top-of-the-line 8C Competizione super-sports car is all sold out even before its first delivery. The anticipated forthcoming introduction of the limited edition of the 8C Spider will further widen the product range. We are confident the business of this brand will continue to flourish.

「法拉利」8汽缸型號 F430 及 F430 Spider 之銷售額維持強勁，而新推出之「法拉利」12汽缸 599 GTB Fiorano 銷售成績蜚然，完全雄據12汽缸超級汽車市場。吾等之「法拉利」訂單組合交貨期更逾兩年之久。

隨著嶄新的「總裁系列」(自動排檔)跑車推出，「瑪莎拉蒂」品牌的毛利飈升，銷售額亦有理想升幅。

吾等之大連經銷店業績彪炳，「法拉利」及「瑪莎拉蒂」上半年之銷售額成績理想。隨著市場推廣活動加強及即將參與瀋陽和大連之汽車展覽，當地市場逐步形成，吾等預期該經銷店於下半年將繼續取得傑出表現。

吾等成功鼓勵客戶提升各新型汽車之獨特性裝配，隨著法拉利添加個性化特製配件，亦增加了吾等之銷售額。

在「法拉利」持續充實訂單組合之強勁銷售動力下，預期下半年汽車業務部將繼續表現理想。預計本年後期推出嶄新之「法拉利」F430 Scuderia，將進一步帶動銷售額增長。鑒於「總裁系列」(自動排檔)轎跑車廣受歡迎，加上推出全新 GranTurismo 4座位雙門轎跑車之刺激，預期「瑪莎拉蒂」之銷售額將進一步上升。預期下半年將可取得空前成功。

汽車業務分部之總銷售額大幅增長超過75%；然而，由於產品成本上升，導致盈利率下降。

由於汽車廠付貨延誤，「愛快•羅蜜歐」之銷售額進展緩慢。隨著「愛快•羅蜜歐」中心及城市陳列室開幕，預期該項業務將會逐步改善。全新系列之159房車、159 Sportwagon 及 Brera 2+2 雙門轎跑車市場反應熱烈。頂級 8C Competizione 超級跑車之配額於首次交貨前便已全部售罄。預計即將引入之 8C Spider 限量版將進一步擴大產品種類。吾等深信該品牌之業務將會持續興旺。

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from four major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Sansui" and "Daewoo" and audio-visual products of our own "Rogers" and "Bodysonic", "Marantz" "Denon" and "Sansui" audio-visual products of Japan and "Alpine" car electronics of Japan. The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines, wine coolers and car electronics products like car CD player, DVD player and monitor.

Turnover for the first half of 2007 was HK$98.9 million which were decreased by 13.5% when compared with the same period of 2006. The general market of audio-visual and car electronics softened and explained the decline in sales in this segment.

The market responded well to the newly-introduced high energy efficiency air-conditioners. We were able to achieve higher profit margins with the new products and we expect this business segment to continue to be profitable and stable.

The profit margin of our own "Rogers" brand improved as we refocused to develop high-margin audio products and lowered the expenses by relocating operations. We expect their performances are stable in the remainder of the year.

電器

此業務包括對四個主要品牌(「三菱重工」(日本三菱重工業株式會社)、「北極牌」、「山水」及「大宇」不同系列之家用及商用空調與家用電器產品，本集團自身品牌「樂爵士」及「先力」影音產品，日本「馬蘭士」、「天龍」及「山水」影音產品及日本「阿爾派」汽車電子產品之市場推廣及分銷。該等產品各有不同檔次，種類繁多，可滿足不同市場之需求，當中包括優質住宅及商用空調設備、家用電器(如雪櫃、冰箱、洗衣機及酒櫃)及汽車電子產品(如汽車CD播放機、DVD播放機及顯示屏)。

二零零七年上半年營業額為港幣98,900,000元，較二零零六年同期減少13.5%。影音及汽車電子產品整體市場疲軟，導致此分部之銷售額下滑。

市場對新引入之高能源效益空調反應理想。推出新產品將可提高本集團之盈利率，預期該業務分部將繼續錄得盈利及維持穩定。

吾等重新專注開發毛利較高之音響產品及遷移業務以減低開支，導致本集團自身品牌「樂爵士」之盈利率改善。預期下半年其表現將會回穩。

Motor Yachts

The business consists of import and distribution of the Italian "Ferretti" and the leading Taiwanese "Horizon" motor yachts. The sale of a "Ferretti" motor yacht marked the beginning of a new business for the Group. With the arrival of new "Horizon" motor yachts and the opening of its showroom next to the Aberdeen Marina Club, we expect this business will gradually grow. This year is important for us in preparing for future business.

機動遊艇

此業務包括意大利名牌「法拉帝」及佔台灣領導地位的「嘉鴻」等機動遊艇的進口代理業務。一艘「法拉帝」機動遊艇已成功售出，標誌著本集團新業務之啟動。隨著嶄新之「嘉鴻」機動遊艇登陸及毗鄰深灣遊艇會之陳列室開幕，預期該項業務將會逐步增長。今年之籌備部署工作對未來業務發展有重大意義。

Property Investment

Leasing income from our property investment increased with the close to full occupation of our Wo Kee Hong Building. The rental income was HK$7.5 million which was increased by 70.5% when compared with the same period of 2006. Recently the Group entered into a sale and purchase agreement which in effect will dispose of Wo Kee Hong Building. Details of the disposal are set out in the paragraph headed "Subsequent Events" below.

物業投資

和記行大廈租用率接近100%，帶動吾等之物業投資租賃收入上升。租金收入為港幣7,500,000元，較二零零六年同期增長70.5%。近日本集團訂立了一份買賣協議，據此，本集團等同將出售和記行大廈。有關此出售之詳情已載於下文「結算日後事項」一段內。

Human Resources

At June 30, 2007, the total number of employees of the Group, excluding associates, was 388 (2006: 348) representing an 11.5% increase in headcount. This is due to the expansion of our car business group including the set-up of new business units for the distribution of "Alfa Romeo" cars and the set up of "Horizon" motor yachts as well as luxury branded fashion and accessories businesses. With the continued expansion in the PRC and in the direction of securing more luxurious brands for distribution, we encouraged recruitment of local staff. The management is committed to staff motivation and training in order to ensure that our staff remain stable and yet be competitive and dynamic in the marketplace.

人力資源

於二零零七年六月三十日，本集團之員工總數（聯營公司僱員除外）為388人（二零零六年：348人），總人數增加11.5%，乃由於汽車業務部擴張（包括為代理「愛快•羅密歐」汽車而開設新的業務部）及建立「嘉鴻」機動遊艇及高級品牌時裝及配飾業務所致。隨著在中國的業務持續擴張及在獲取分銷更多高級品牌的方向指引下，吾等鼓勵聘任當地員工。管理層致力提高員工士氣及提供培訓，以確保本公司員工隊伍穩定性及在市場上具有競爭力及活力。

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2006: nil).

中期股息

董事議決不宣派中期股息（二零零六年：無）。

SUBSEQUENT EVENTS

On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into an agreement with independent third parties to acquire 10% issued share capital in Corning Investments Limited ("Corning") at a consideration of HK$36 million. Corning is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The consideration of the acquisition was satisfied by the issue and allotment of shares of the Company. The transaction completed on August 24, 2007 and a total of 31,266,284 new shares representing approximately 12.25% of the issued share capital of the company as enlarged by the issue of the consideration shares immediately after the completion were issued.

On September 13, 2007, the Group entered into a sale and purchase agreement pursuant to which the Group shall dispose of the entire issued share capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited for a total consideration of HK$373,000,000. Ever Rising Investments Limited and Wo Kee Hong Estates Limited are wholly owned subsidiaries of the Company which directly and indirectly own Wo Kee Hong Building. The transaction constitutes a very substantial disposal and is subject to, inter alia, approval of the shareholders in the special general meeting. Completion of the transaction is scheduled to take place on November 29, 2007. The details of the transaction are set out in the announcement of the Company dated September 14, 2007.

結算日後事項

於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited與獨立第三方訂立協議，以收購康寧投資有限公司（「康寧投資」）已發行股本之10%，代價為港幣36,000,000元。康寧投資擁有數碼戶外電視（香港）有限公司全部已發行股本中之權益，而數碼戶外電視（香港）有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。收購事項代價由本公司以發行及配發股份之方式支付。該交易於二零零七年八月二十四日完成，並已發行及配發合共31,266,284股新股（佔本公司緊隨完成後經發行代價股份擴大之已發行股本約12.25%）。

於二零零七年九月十三日，本集團訂立一份買賣協議，據此，本集團須出售Wo Kee Hong Estates Limited及Ever Rising Investments Limited之全部已發行股本，總代價為港幣373,000,000元。Ever Rising Investments Limited及Wo Kee Hong Estates Limited為本公司之全資附屬公司，且直接及間接擁有和記行大廈。該交易構成一項非常重大出售，須待（其中包括）股東於股東特別大會上批准後，方可作實。該交易預定於二零零七年十一月二十九日完成。交易詳情載於本公司於二零零七年九月十四日刊發之公告內。

PROSPECTS

Economic growth in our key markets will continue to be strong in the second half year and in 2008.

Our car business of "Ferrari" and "Maserati" will grow significantly and "Alfa Romeo" car sales will gradually climb.

The air-conditioning and electrical appliances business will remain stable and profitable. The Group plans to add new products and brands with higher profit margins and price ranges.

New lifestyle brands are being secured to commence business in the second half year. This will generate synergy amongst the various kinds of products represented by us in our efforts to build a platform of lifestyle brands.

On September 13, 2007, a sale and purchase agreement was entered into for the disposal of subsidiaries holding Wo Kee Hong Building, and when successfully completed, the disposal will generate a significant profit and cash inflow for the Group.

展望

主要市場之經濟增長勢頭將於下半年及二零零八年持續強勁。

「法拉利」及「瑪莎拉蒂」汽車業務將呈大幅增長，而「愛快•羅密歐」汽車之銷售額將會逐步攀升。

空調及電器業務將維持平穩及錄得盈利。本集團計劃加入盈利率及價幅較高之新產品及品牌。

本集團現正爭取新穎時尚生活品牌以於下半年開展業務。此舉將對吾等所代理之各種產品締造協同效益，有助本集團打造時尚生活品牌之平台。

於二零零七年九月十三日已訂立一項買賣協議，藉以出售持有和記行大廈之附屬公司，俟成功完成，該出售將為本集團帶來顯著盈利及現金流入。

Condensed Consolidated Income Statement
簡明綜合損益表

For the six months ended June 30, 2007 截至二零零七年六月三十日止六個月

		Notes 附註	2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核) (Restated) (重列)
Turnover	**營業額**	3	**457,546**	312,651
Cost of sales	銷售成本		**(372,325)**	(244,929)
Gross profit	毛利		**85,221**	67,722
Other operating income	其他營業收入		**1,447**	897
Distribution costs	分銷成本		**(30,990)**	(23,176)
Administrative expenses	行政費用		**(66,232)**	(51,244)
Fair value gains on investment properties	投資物業公平值收益		**508**	—
Loss from operations	**經營虧損**	5	**(10,046)**	(5,801)
Finance costs	財務費用	6	**(7,690)**	(4,925)
Share of results of associates	應佔聯營公司業績		**(609)**	(5,776)
Loss before tax	除稅前虧損		**(18,345)**	(16,502)
Income tax expenses	所得稅開支	7	**(185)**	(6)
Loss for the period	**本期間虧損**		**(18,530)**	(16,508)
Attributable to:	**應佔：**			
Equity holders of the Company	本公司權益持有人		**(20,565)**	(16,685)
Minority interests	少數股東權益		**2,035**	177
			(18,530)	(16,508)
Losses per share for loss attributable to the equity holders of the Company	**本公司權益持有人應佔之每股虧損**			
– Basic and diluted	一基本及攤薄	8	**(9.28) cents仙**	(7.53) cents仙
Dividends	**股息**	9	**NIL無**	NIL無

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At June 30, 2007 於二零零七年六月三十日

		Notes 附註	June 30 2007 二零零七年 六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年 十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Non-current assets	**非流動資產**			
Investment properties	投資物業	10	**8,086**	234,918
Property, plant and equipment	物業、廠房及設備	11	**26,907**	100,479
Goodwill	商譽		**2,597**	2,597
Interests in associates	於聯營公司之權益		**10,466**	10,727
Available-for-sale financial assets	可供出售之金融資產		**527**	527
Deferred tax assets	遞延税項資產		**4,215**	4,215
			52,798	353,463
Current assets	**流動資產**			
Inventories	存貨	12	**192,915**	150,477
Properties held for sale, at net realisable value	持作出售物業之可變現淨值		**23,400**	23,400
Trade and other receivables	貿易往來及其他應收賬款	13	**113,392**	149,440
Amounts due from associates	應收聯營公司款項		**13,593**	3,951
Other financial assets at fair value through profit or loss	其他以公平值計入損益的金融資產		**87**	11
Cash and cash equivalents	現金及現金等值項目		**17,870**	40,944
			361,257	368,223
Non-current assets classified as held for sale	分類為持作買賣之非流動資產	18	**302,910**	—
			664,167	368,223
Current liabilities	**流動負債**			
Trade and other payables	貿易往來及其他應付賬款	14	**179,537**	163,567
Bills payable	應付票據		**31,675**	45,984
Tax payable	應付税項		**152**	296
Amounts due to related companies	應付關聯公司款項		**4,912**	6,914
Obligations under finance leases – due within one year	一年內到期之融資租賃債務		**1,388**	1,387
Borrowings – due within one year	一年內到期之貸款	15	**133,916**	122,671
			351,580	340,819
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作買賣之非流動資產有關之負債	18	**25,767**	—
			377,347	340,819

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At June 30, 2007 於二零零七年六月三十日

		Notes 附註	June 30 2007 二零零七年 六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年 十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Net current assets	**流動資產淨值**		**286,820**	27,404
Total assets less current liabilities	**資產總值減流動負債**		**339,618**	380,867
Non-current liabilities	**非流動負債**			
Convertible loan note	可換股貸款票據		**29,893**	29,549
Obligations under finance leases – due after one year	一年後到期之融資租賃債務		**429**	1,121
Borrowings – due after one year	一年後到期之貸款	15	**8,121**	11,303
Deferred tax liabilities	遞延稅項負債		**6**	19,915
			38,449	61,888
Net assets	**資產淨值**		**301,169**	318,979
Capital and reserves	**資本及儲備**			
Share capital	股本	16	**221,715**	221,615
Reserves	儲備		**62,114**	82,361
Equity attributable to equity holders of the Company	本公司權益持有人應佔權益		**283,829**	303,976
Minority interests	少數股東權益		**17,340**	15,003
Total equity	**總權益**		**301,169**	318,979

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended June 30, 2007 截至二零零七年六月三十日止六個月

		2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Net cash used in operating activities	經營業務所用現金淨額	(17,062)	(20,665)
Net cash used in investing activities	投資業務所用現金淨額	(6,209)	(3,805)
Net cash (used in)/generated from financing activities	融資業務（所用）／所得現金淨額	(5,755)	2,644
Net decrease in cash and cash equivalents	現金及現金等值項目減少淨額	(29,026)	(21,826)
Cash and cash equivalents at January 1	於一月一日之現金及現金等值項目	22,023	18,603
Effect of foreign currency exchange rate changes	外幣匯率變動之影響	448	375
Cash and cash equivalents at June 30	於六月三十日之現金及現金等值項目	(6,555)	(2,848)
Analysis of the balances of cash and cash equivalents	**現金及現金等值項目結餘分析**		
Being :	即：		
Cash and cash equivalents	現金及現金等值項目	17,870	8,717
Bank overdrafts	銀行透支	(24,603)	(11,565)
Cash and cash equivalents included in non-current assets held for sale	包括在持作買賣之非流動資產之現金及現金等值項目	178	–
		(6,555)	(2,848)

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months ended June 30, 2007 截至二零零七年六月三十日止六個月

		(Unaudited) (未經審核) Attributable to equity holders of the Company 本公司權益持有人應佔								
		Share capital 股本 HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Share options reserve 優先認股權儲備 HK$'000 港幣千元	Exchange reserve 匯兌儲備 HK$'000 港幣千元	Equity component of convertible loan note 可換股貸款票據之權益部份 HK$'000 港幣千元	Other reserves 其他儲備 HK$'000 港幣千元	Accumulated losses 累計虧損 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total 合計 HK$'000 港幣千元
At January 1, 2007	於二零零七年一月一日	221,615	916	–	(4,155)	185	151,236	(65,821)	15,003	318,979
Issue of ordinary shares upon exercise of share options	因行使優先認股權而發行普通股	100	–	–	–	–	–	–	–	100
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	146	–	–	–	302	448
Share-based payment expenses	股份付款開支	–	–	172	–	–	–	–	–	172
(Loss)/profit for the period	期內(虧損)/盈利	–	–	–	–	–	–	(20,565)	2,035	(18,530)
At June 30, 2007	**於二零零七年六月三十日**	**221,715**	**916**	**172**	**(4,009)**	**185**	**151,236**	**(86,386)**	**17,340**	**301,169**
At January 1, 2006	於二零零六年一月一日	221,615	916	–	(40)	185	151,236	(72,935)	3,544	304,521
Minority interests arising from acquisition of subsidiaries	因收購附屬公司而產生之少數股東權益	–	–	–	–	–	–	–	241	241
Acquisition of further interest in a subsidiary	進一步收購一家附屬公司之權益	–	–	–	–	–	–	–	(28)	(28)
Exchange difference arising on translation of financial statements of overseas operations not recognised in the income statement	換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	843	–	–	–	–	843
(Loss)/profit for the period	期內(虧損)/盈利	–	–	–	–	–	–	(16,685)	177	(16,508)
At June 30, 2006	於二零零六年六月三十日	221,615	916	–	803	185	151,236	(89,620)	3,934	289,069

1. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2006.

The accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual financial statements for the year ended December 31, 2006, except for the accounting policy disclosed herein.

Non-current assets classified as held for sale

Non-current assets held for sale are classified as held for sale if the carrying amount will be recovered principally through a sale transaction, not through continuing use. The liabilities directly associate with the non-current assets classified as held for sale shall present separately from other liabilities in the balance sheet. Those assets and liabilities shall not be offset and presented as a single amount.

The non-current assets classified as held for sale may be a component of an entity, a disposal group or an individual non-current asset. The non-current assets classified as held for sale are stated at the lower of carrying amount and fair value less costs.

1. 主要會計政策

編製基準

本集團已根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則及詮釋及香港財務報告準則(「香港財務報告準則」),以及香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則之適用披露規定,編製未經審核之簡明綜合財務報表。

未經審核簡明綜合財務報表應與本集團截至二零零六年十二月三十一日止年度之年度財務報表一併閱讀。

用於編製本未經審核簡明綜合財務報表之會計政策與編製本集團截至二零零六年十二月三十一日止年度之年度財務報表所使用者貫徹一致,惟本報告披露之會計政策除外。

分類為持作買賣之非流動資產

如可主要透過銷售交易(而非透過持續使用)收回賬面值,持作買賣之非流動資產則分類列為持作買賣項目。在資產負債表內,直接與分類為持作買賣之非流動資產有關之負債應與其他負債分開呈列。該等資產及負債不得抵銷,並須按單一金額呈列。

分類為持作買賣之非流動資產可為實體、出售組別或個別非流動資產之一部份。分類為持作買賣之非流動資產以賬面值及公平值減成本兩者中之較低者呈列。

2. Application of new and revised HKFRSs

The HKICPA has issued a number of new standards, amendments and interpretations, which are effective for accounting periods beginning on or after January 1, 2007. The Group adopted the following new/revised HKFRSs which are relevant to its operations:

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The HKAS 1 (Amendment) and HKFRS 7 are effective to the Group's consolidated financial statements for the year ending December 31, 2007. The HKAS 1 (Amendment) requires disclosures about the level of the Group's capital and the policies and processes for managing capital. HKFRS 7 introduces new disclosures to improve the information about financial instruments.

The directors of the Company assessed the impacts of the adoption of these new/revised HKFRSs and concluded that the adoption of these new/revised HKFRSs have no material impact on the results and the financial position of the Group. Full disclosures as required by HKAS 1 (Amendment) and HKFRS 7 will be made in the Group's annual financial statements for the year ended December 31, 2007.

2. 應用新訂及經修訂香港財務報告準則

香港會計師公會已頒佈多項新訂準則、修訂及詮釋，將於二零零七年一月一日或之後開始之會計期間生效。本集團已採納下列有關其業務之新訂／經修訂香港財務報告準則：

香港會計準則第1號（修訂）	資本披露
香港財務報告準則第7號	金融工具：披露
香港（國際財務報告詮釋委員會）－詮釋第7號	根據香港會計準則第29號「於嚴重通貨膨脹經濟中之財務報告」採用重列法
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍
香港（國際財務報告詮釋委員會）－詮釋第9號	內置衍生產品之重估
香港（國際財務報告詮釋委員會）－詮釋第10號	中期財務報告及減值

香港會計準則第1號（修訂）及香港財務報告準則第7號將於本集團截至二零零七年十二月三十一日止年度之綜合財務報表內生效。香港會計準則第1號（修訂）規定本集團須披露資本水平以及資本管理之政策及程序。香港財務報告準則第7號引入新披露事項，藉以改善金融工具之資料。

本公司董事已評估採納該等新訂／經修訂香港財務報告準則之影響，並認為採納該等新訂／經修訂香港財務報告準則將不會對本集團之業績及財務狀況產生重大影響。按照香港會計準則第1號（修訂）及香港財務報告準則第7號之規定，將於本集團截至二零零七年十二月三十一日止年度之年度財務報表內作出全面披露。

2. Application of new and revised HKFRSs *(continued)*

The Group has not applied the following new/revised HKFRSs, which have been issued but are not yet effective, in the unaudited condensed consolidated financial statements for the six months ended June 30, 2007:

HKAS 23 (Revised)	Capital Disclosures[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

1 Effective for annual periods beginning on or after January 1, 2009

2 Effective for annual periods beginning on or after March 1, 2007

3 Effective for annual periods beginning on or after January 1, 2008

2. 應用新訂及經修訂香港財務報告準則 *(續)*

截至二零零七年六月三十日止六個月期間，本集團並無在未經審核簡明綜合財務報表採用以下已公佈但尚未生效之新訂／經修訂香港財務報告準則：

香港會計準則第23號（修訂）	資本披露[1]
香港財務報告準則第8號	經營分類[1]
香港（國際財務報告詮釋委員會）－詮釋第11號	香港財務報告準則第2號－集團及財務股份交易[2]
香港（國際財務報告詮釋委員會）－詮釋第12號	服務經營權安排[3]

1 於二零零九年一月一日或之後開始的年度期間生效。

2 於二零零七年三月一日或之後開始的年度期間生效。

3 於二零零八年一月一日或之後開始的年度期間生效。

3. Turnover

Prior to the year ended December 31, 2006, rental income was recognised as other operating income. Pursuant to a board resolution, the Group has designated property investment as its principal activities with effect from year 2006. The comparative amounts have been re-classified to conform to the current period's presentation. As a result, turnover for the six months ended June 30, 2006 increased by approximately HK$4,440,000.

3. 營業額

截至二零零六年十二月三十一日止年度之前，租金收入確認為其他營業收入。根據一項董事會決議案，於二零零六年起，本集團將物業投資指定為主要業務。比較金額已予重新分類，以符合本期間之呈報。因此，截至二零零六年六月三十日止六個月之營業額增加約港幣4,440,000元。

4. Business and geographical segments

Business segments

Prior to the year ended December 31, 2006, the Group organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. With effective from year 2006, the Group has reclassified its previously reporting business segments into three operating divisions: cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information. Segment information about the business is presented below.

4. 業務及地區分類

業務分類

截至二零零六年十二月三十一日止年度之前，本集團之業務可分為五個經營部門：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。自二零零六年起，本集團將其過往呈報之業務分類分為三個經營部門：汽車及汽車配件、電器及物業投資。該等部門為本集團呈報其主要分類資料之基準。業務分類資料呈列如下。

2007

二零零七年

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Electrical appliances 電器 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Others 其他 HK$'000 港幣千元 (Unaudited) (未經審核)	Eliminations 抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**						
External sales	外部銷售收益	338,573	98,910	7,463	12,600	–	457,546
Inter-segment sales	業務之間銷售收益	–	–	–	–	–	–
Total turnover	營業總額	338,573	98,910	7,463	12,600	–	457,546
Results	**業績**						
Segment results	分類業績	2,123	27	3,384	(5,286)	–	248
Unallocated corporate expenses	未分類公司支出						(10,294)
Loss from operations	經營虧損						(10,046)
Finance costs	財務費用						(7,690)
Share of result of an associate	應佔一家聯營公司業績	(609)	–	–	–	–	(609)
Loss before tax	除稅前虧損						(18,345)
Income tax expenses	所得稅開支						(185)
Loss for the period	本期間虧損						(18,530)

4. Business and geographical segments *(continued)*

4. 業務及地區分類 *(續)*

Business segments *(continued)*

業務分類 *(續)*

2006 (Restated)

二零零六年(重列)

		Cars and car accessories 汽車及汽車配件 HK$'000 港幣千元 (Unaudited) (未經審核)	Electrical appliances 電器 HK$'000 港幣千元 (Unaudited) (未經審核)	Property investment 物業投資 HK$'000 港幣千元 (Unaudited) (未經審核)	Others 其他 HK$'000 港幣千元 (Unaudited) (未經審核)	Eliminations 抵銷 HK$'000 港幣千元 (Unaudited) (未經審核)	Consolidated 綜合賬目 HK$'000 港幣千元 (Unaudited) (未經審核)
Turnover	**營業額**						
External sales	外部銷售收益	192,936	114,392	4,440	883	–	312,651
Inter-segment sales	業務之間銷售收益	–	880	–	–	(880)	–
Total turnover	營業總額	192,936	115,272	4,440	883	(880)	312,651
Inter-segment sales are charged at prevailing market rates.	業務之間銷售收益以當時市場價格入賬。						
Results	**業績**						
Segment results	分類業績	4,425	(1,013)	151	(16)	–	3,547
Unallocated corporate expenses	未分類公司支出						(9,348)
Loss from operations	經營虧損						(5,801)
Finance costs	財務費用						(4,925)
Share of results of associates	應佔聯營公司業績	317	(6,093)	–	–	–	(5,776)
Loss before tax	除稅前虧損						(16,502)
Income tax expenses	所得稅開支						(6)
Loss for the period	本期間虧損						(16,508)

4. Business and geographical segments *(continued)*

4. 業務及地區分類（續）

Geographical segments

地區分類

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

本集團之業務主要分佈於香港、新加坡、馬來西亞、中國及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

		Turnover by geographical market 地區分類之營業額 Six months ended June 30 截至六月三十日止六個月		Contribution to operating results 對經營業績之貢獻 Six months ended June 30 截至六月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核) (Restated) (重列)	**2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)**	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核) (Restated) (重列)
Hong Kong	香港	**388,127**	261,124	**(294)**	1,053
Singapore	新加坡	**32,564**	25,802	**777**	877
Malaysia	馬來西亞	**14,896**	13,533	**859**	784
PRC	中國	**15,369**	4,445	**(2,587)**	(172)
Macau	澳門	**5,862**	7,747	**17**	108
Others	其他	**728**	-	**29**	-
		457,546	312,651	**(1,199)**	2,650
Other operating income	其他營業收入			**1,447**	897
Unallocated corporate expenses	未分類公司支出			**(10,294)**	(9,348)
Loss from operations	經營虧損			**(10,046)**	(5,801)

5. Loss from operations

5. 經營虧損

		Six months ended June 30 截至六月三十日止六個月	
		2007 **二零零七年** **HK$'000** **港幣千元** **(Unaudited)** **(未經審核)**	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Loss from operations has been arrived at after charging:	經營業務之虧損已扣除：		
Cost of inventories recognised as expenses (included in cost of sales)	確認為開支之存貨成本（包括在銷售成本）	**372,325**	244,173
Depreciation of:	折舊：		
Owned assets	自置資產	**4,742**	3,580
Assets held under finance leases	融資租賃資產	**441**	76
Staff costs, including directors' emoluments	僱員成本，包括董事酬金	**41,800**	32,468
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	**7**	–
Share-based payment expenses	股份付款開支	**172**	–
and crediting:	並已計入：		
Interest income	利息收入	**544**	77

6. Finance costs

6. 財務費用

		Six months ended June 30 截至六月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Interest expenses on:	利息支出於：		
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	五年內全數償還之銀行貸款、信託收據貸款及透支	**5,953**	3,367
Bank loans wholly repayable after five years	五年後全數償還之銀行貸款	**114**	-
Other loans wholly repayable within five years	五年內全數償還之其他貸款	**1,416**	1,388
		7,483	4,755
Finance lease charges	融資租賃費用	**49**	7
Bank charges	銀行費用	**158**	163
		7,690	4,925

7. Income tax expenses

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit arising in Hong Kong for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. 所得税開支

香港利得稅乃根據本期間於香港產生之估計應課税盈利按17.5%(二零零六年:17.5%)計算。

海外税項乃根據各自司法權區之現行税率計算。

		Six months ended June 30 截至六月三十日止六個月	
		2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Current tax:	本期間税項:		
Hong Kong Profits Tax	香港利得税	**(366)**	–
Overseas taxation	海外税項	**(13)**	(6)
		(379)	(6)
Deferred tax :	遞延税項:		
Current period	本期間	**194**	–
Income tax expenses attributable to the Company and its subsidiaries	本公司及其附屬公司應佔所得税開支	**(185)**	(6)

8. Losses per share

The calculation of the basic losses per share is based on the loss for the period attributable to equity holders of the Company of approximately HK$20,565,000 (2006: HK$16,685,000) and on the weighted average number of 221,617,643 ordinary shares (2006: 221,615,433 ordinary shares) in issue during the period.

No diluted losses per share has been presented for both periods as the assumed exercise and conversion of the Company's outstanding share options and convertible loan note would have anti-dilutive effect on losses per share.

8. 每股虧損

每股基本虧損之計算方法，乃根據期內本公司權益持有人應佔虧損約港幣20,565,000元（二零零六年：港幣16,685,000元）及期內已發行普通股之加權平均數221,617,643股（二零零六年：221,615,433股）計算。

由於本公司之未行使認股權及可換股貸款票據之假定行使及兌換將對每股虧損帶來反攤薄效應，故並無呈列兩段期間之每股攤薄虧損。

9. Dividends

The directors do not recommend interim dividend for the six months ended June 30, 2007 (six months ended June 30, 2006: Nil).

9. 股息

董事議決就截至二零零七年六月三十日止六個月不宣派中期股息（截至二零零六年六月三十日止六個月：無）。

10. Investment properties

10. 投資物業

		June 30 2007 二零零七年 六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年 十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
At the beginning of the period/year	於期／年初	**234,918**	200,847
Additions	添置	**-**	4,944
Disposals	出售	**-**	(1,400)
Transfer from property, plant and equipment	由物業、廠房及設備轉撥	**-**	5,501
Increase in fair value recognised in the income statement	於損益表確認之公平值增加	**508**	25,026
Transfer to non-current assets classified as held for sale	轉撥至分類為持作買賣之非流動資產	**(227,340)**	-
At the end of the period/year	於期／年末	**8,086**	234,918

The investment properties of the Group were revalued at June 30, 2007 by Raffles Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

本集團投資物業於二零零七年六月三十日由獨立專業估值師萊斯評估有限公司按公開市場及現有使用基準進行重估。

The Group had pledged investment properties with a carrying amount of approximately HK$5,586,000 (2006: HK$232,418,000) to secure facilities granted to the Group (note 23).

本集團以賬面值約港幣5,586,000元之投資物業（二零零六年：港幣232,418,000元）作為抵押，藉以為授予本集團之信貸作擔保（附註第23項）。

11. Property, plant and equipment

11. 物業、廠房及設備

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
At the beginning of the period/year	於期／年初	**100,479**	102,664
Exchange difference	匯兌差額	**99**	55
Additions	添置	**7,560**	12,422
Acquisition of a subsidiary	收購一間附屬公司	**—**	75
Disposals	出售	**(1,002)**	(151)
Disposal of a subsidiary	出售一間附屬公司	**—**	(49)
Transfer to investment properties	轉撥至投資物業	**—**	(5,501)
Depreciation charges	折舊	**(5,183)**	(9,036)
Transfer to non-current assets classified as held for sale	轉撥至分類為持作買賣之非流動資產	**(75,046)**	—
At the end of the period/year	於期／年末	**26,907**	100,479

No land and buildings (2006: HK$76,161,000) had been pledged by the Group to secure facilities granted to the Group (note 23).

本集團並無以土地及樓宇（二零零六年：港幣76,161,000元）作為抵押，藉以為授予本集團之信貸擔保（附註第23項）。

12. Inventories

12. 存貨

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Finished goods	製成品	**176,568**	137,923
Spare parts	零件	**16,347**	12,554
		192,915	150,477

Included in the above figure are finished goods of approximately HK$53,386,000 (2006 HK$24,299,000) which has been pledged as security for bank loans (note 23).

上述金額內之港幣53,386,000元(二零零六年:港幣24,299,000元)之製成品,被用作銀行貸款之抵押(附註第23項)。

13. Trade and other receivables

13. 貿易往來及其他應收賬款

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables is as follow:

本集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**53,881**	94,807
31 to 60 days	三十一天至六十天	**15,285**	14,405
61 to 90 days	六十一天至九十天	**4,024**	3,999
91 days to 1 year	九十一天至一年	**7,083**	3,678
Over 1 year	一年以上	**5,018**	5,676
		85,291	122,565
Less: Provision for impairment loss on trade receivables	減：貿易往來應收賬款減值虧損撥備	**(4,389)**	(5,731)
Total trade receivables, net of provision	貿易往來應收賬款減撥備總額	**80,902**	116,834
Deposits, prepayments and other receivables	訂金、預付款及其他應收賬款	**32,490**	32,606
		113,392	149,440

The fair values of the Group's trade and other receivables at June 30, 2007 approximate to the corresponding carrying amounts.

於二零零七年六月三十日，本集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

就貿易往來應收賬款，並無重大集中信貸風險，因為本集團客戶數量眾多，分散於國際市場。

14. Trade and other payables

14. 貿易往來及其他應付賬款

The aged analysis of trade payables is as follow:

貿易往來應付賬款之賬齡分析如下：

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within 30 days	三十天以內	**27,451**	7,518
31 to 60 days	三十一天至六十天	**4,983**	3,314
61 to 90 days	六十一天至九十天	**2,619**	4,832
91 days to 1 year	九十一天至一年	**177**	3,312
Over 1 year	一年以上	**488**	543
Total trade payables	貿易往來應付賬款總額	**35,718**	19,519
Derivative financial instruments	衍生金融工具	**234**	57
Customers' deposits, accruals and other payables	客戶訂金、應付費用及其他應付賬款	**143,585**	143,991
		179,537	163,567

The fair values of the Group's trade and other payables at June 30, 2007 approximate to the corresponding carrying amounts.

於二零零七年六月三十日，本集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

15. Borrowings

15. 貸款

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Bank overdrafts	銀行透支	**24,603**	18,921
Bank loans	銀行貸款	**117,434**	115,053
		142,037	133,974
Secured (note 23)	有抵押(附註23)	**132,211**	123,869
Unsecured	無抵押	**9,826**	10,105
		142,037	133,974
The maturities of the above loans are as follows:	上述貸款屆滿期如下:		
Within one year	一年內	**133,916**	122,671
More than one year, but not exceeding two years	一年以上,但不超過兩年	**4,725**	7,812
More than two years, but not exceeding five years	兩年以上,但不超過五年	**623**	606
More than five years	五年以上	**2,773**	2,885
		142,037	133,974
Less: Amounts due within one year shown under current liabilities	減去:列於流動負債項下一年內到期應付款項	**(133,916)**	(122,671)
Amounts due after one year	一年後到期應付款項	**8,121**	11,303

The fair value of the Group's borrowings at June 30, 2007 approximate to the corresponding carrying amounts.

本集團貸款於二零零七年六月三十日之公平值與相應賬面值相若。

16. Share capital

16. 股本

		Number of shares 股份數目	Share capital 股本 HK$'000 港幣千元
Authorised :	**法定股本：**		
Ordinary shares of HK$1.00 each (2006: HK$1.00 each)	每股面值港幣1.00元之普通股（二零零六年：每股面值港幣1.00元）		
At January 1 and June 30, 2007	於二零零七年一月一日及六月三十日	350,000,000	350,000
Issued and fully paid :	**已發行及繳足股本：**		
Ordinary shares of HK$1.00 each (2006: HK$1.00 each)	每股面值港幣1.00元之普通股（二零零六年：每股面值港幣1.00元）		
At January 1, 2007	於二零零七年一月一日	221,615,433	221,615
Exercise of share options (note i)	行使優先認股權（附註i）	100,000	100
At June 30, 2007	於二零零七年六月三十日	221,715,433	221,715

Note:

i. During the period, 100,000 units of share options were exercised and 100,000 ordinary shares of HK$1.00 each were issued. The subscription monies of HK$100,000 was credited to share capital.

附註：

i. 期內已行使100,000份優先認股權，並已發行100,000股每股面值港幣1.00元之普通股。認購款項港幣100,000元已計入股本。

17. Share-based payment transactions

On June 11, 2007, the board of directors authorised the issuance of share options under the 2002 Share Option Scheme to subscribe for a total of 1,200,000 shares of HK$1.00 each in the capital of the Company at a subscription price of HK$1.00 per share, being the nominal value of a share of the Company , be granted to the executive directors, non-executive directors and employees under continuous employment contracts.

17. 股份付款交易

於二零零七年六月十一日，董事會授權根據二零零二年優先認股權計劃發行優先認股權，用以按認購價每股港幣1.00元（即本公司股份面值）認購本公司股本中每股面值港幣1.00元之合共1,200,000股股份，授予執行董事、非執行董事及持續僱用合約項下之僱員。

17. Share-based payment transactions *(continued)*

The fair value of the share options granted is approximately HK$172,000 and it had been expensed as share-based payments during the period. Options were priced using the Black-Scholes model. The key assumptions at the dates of grant are as follows:

Risk-free interest rate (%)	:	4.088
Expected option life (years)	:	0.58
Expected dividend rate (%)	:	—
Expected volatility (%)	:	83.12
Weighted average fair value at grant date (HK$)	:	0.143

Where relevant, the expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. The expected volatility is based on the historical share price volatility.

17. 股份付款交易 *(續)*

期內授予優先認股權之公平值約為港幣172,000元，已作為股份付款支銷。優先認股權乃運用柏力克－舒爾斯期權定價模式定價。於授出日期之主要假設如下：

無風險利率(%)	:	4.088
預計優先認股權年期(年)	:	0.58
預計股息率(%)	:	—
預計波幅(%)	:	83.12
於授出日期之加權平均公平值(港幣)	:	0.143

該模式所用之預計年期已於適當情況下根據管理層之最佳估計，就不得轉讓、行使限制（包括可能符合優先認股權所附之市場狀況）及表現代價作出調整。預計波幅乃根據歷史股價波幅計算。

18. Non-current assets classified as held for sale

On September 13, 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement ("Sale and Purchase Agreement") that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of WKH BVI, and Ever Rising Investments Limited ("Ever Rising"), a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of WKH BVI.

18. 分類為持作買賣之非流動資產

於二零零七年九月十三日，本公司於英屬處女群島註冊成立之全資附屬公司Wo Kee Hong (B.V.I.) Limited（「WKH BVI」）訂立買賣協議（「買賣協議」），據此，WKH BVI同意出售其於英屬處女群島註冊成立之全資附屬公司Wo Kee Hong Estates Limited（「WKH Estates」）以及於香港註冊成立之有限公司兼WKH BVI之全資附屬公司Ever Rising Investments Limited（「Ever Rising」）之全部已發行股本。

18. Non-current assets classified as held for sale *(continued)*

WKH Estates is an investment holding company and the sole asset of WKH Estates is its interest in the entire issued capital of Stoneycroft Estates Limited ("Stoneycroft"), a company incorporated in Hong Kong with limited liability. Stoneycroft and Ever Rising (together with WKH Estates collectively referred as "Disposal Group") are principally engaged in the business of property holding and the major assets of Stoneycroft and Ever Rising include Wo Kee Hong Building, which locates at Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

The major classes of assets and liabilities of the Disposal Group as at June 30, 2007, which have been presented separately in the condensed consolidated balance sheet as held for sale in accordance with the provision of HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", are as follows:

18. 分類為持作買賣之非流動資產 *(續)*

WKH Estates為投資控股公司，其唯一資產為其於一間在香港註冊成立之有限公司Stoneycroft Estates Limited（「Stoneycroft」）全部已發行股本之權益。Stoneycroft及Ever Rising（連同WKH Estates統稱「出售集團」）主要從事物業持有業務，Stoneycroft及Ever Rising之主要資產包括位於香港新界葵涌青山道585-609號之和記行大廈。

以下為出售集團於二零零七年六月三十日之主要資產及負債類別，已根據香港財務報告準則第5號「持作買賣之非流動資產及終止業務」之條文在簡明綜合資產負債表內分開呈列：

		HK$'000 港幣千元 (Unaudited) (未經審核)
Investment properties	投資物業	227,340
Property, plant and equipment	物業、廠房及設備	75,046
Trade and other receivables	貿易往來及其他應收賬款	346
Cash and cash equivalents	現金及現金等值項目	178
Non-current assets classified as held for sale	分類為持作買賣之非流動資產	302,910
Trade and other payables	貿易往來及其他應付賬款	4,994
Tax payable	應付稅項	427
Amount due to a related company	應付一間關聯公司款項	632
Deferred tax liabilities	遞延稅項負債	19,714
Liabilities directly associated with non-current assets classified as held for sale	直接與分類為持作買賣之非流動資產有關之負債	25,767

Investments properties and land and building classified as held for sale of approximately HK$227,340,000 and HK$75,046,000 had been pledged by the Group to secure facilities granted to the Group (note 23).

本集團以約港幣227,340,000元及港幣75,046,000元之分類為持作買賣之投資物業以及土地及樓宇作為抵押，藉以為授予本集團之信貸擔保（附註第23項）。

19. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities make available to subsidiaries in amount of approximately HK$384,544,000 (December 31, 2006: HK$320,540,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,120,000 (December 31, 2006: HK$5,079,000).

(c) At June 30, 2007, the Group had a contingent liability of approximately HK$1,400,000 (December 31, 2006: approximately HK$1,200,000) in respect of proceedings involving a subsidiary of the Company in India.

(d) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million to the purchaser to guarantee the performance of its obligations in respect of the agreement to dispose of the investment in Jiangmen. As at June 30, 2007, a bank guarantee relating to the said agreement was issued in the amount of HK$11,000,000 (December 31, 2006: HK$11,000,000).

19. 或然負債

(a) 本公司為附屬公司獲取銀行及其他信貸向若干銀行作出公司擔保，為數約港幣384,544,000元（二零零六年十二月三十一日：港幣320,540,000元）。

(b) 本公司為附屬公司發出其他擔保，為數約港幣5,120,000元（二零零六年十二月三十一日：港幣5,079,000元）。

(c) 於二零零七年六月三十日，本集團之或然負債包括因一宗涉及本公司在印度一間附屬公司之法律程序所涉之約港幣1,400,000元（二零零六年十二月三十一日：約港幣1,200,000元）。

(d) 根據一項於二零零六年六月三十日訂立之股份購買及認購協議，本公司之一間附屬公司須向買方發出一項金額為人民幣11,000,000元之銀行擔保，以擔保其履行有關出售於江門投資之協議責任。於二零零七年六月三十日，就所述協議已發出金額為港幣11,000,000元（二零零六年十二月三十一日：港幣11,000,000元）之銀行擔保。

20. Commitments 20. 承擔

(a) Capital commitments (a) 資本承擔

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Contracted but not provided for	已訂約惟尚未撥備	–	2,380

(b) Operating lease commitments (b) 經營租賃承擔

At June 30, 2007 the Group had commitments under non-cancellable operating leases, which fall due as follows:

於二零零七年六月三十日，本集團根據以下不可撤銷經營租賃之承擔及屆滿期如下：

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Within one year	一年內	9,576	12,202
In the second to fifth year inclusive	第二年至第五年	9,195	10,005
		18,771	22,207

21. Derivative financial instruments

At June 30, 2007, the Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), Japan Yen ("JPY"), Euro dollar ("EUR") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

21. 衍生金融工具

於二零零七年六月三十日，本集團已簽署以港元、日圓、歐元及新加坡元為單位的遠期合約。外幣遠期合約之主要條款如下：

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell HKD 919,549 賣價港幣919,549元	July 12, 2007 二零零七年七月十二日	HKD 0.06664 to JPY1 港幣0.06664元兑1日圓
Sell HKD 1,144,059 賣價港幣1,144,059元	July 26, 2007 二零零七年七月二十六日	HKD 0.06594 to JPY1 港幣0.06594元兑1日圓
Sell HKD 16,716 賣價港幣16,716元	July 10, 2007 二零零七年七月十日	HKD 0.06662 to JPY1 港幣0.06662元兑1日圓
Sell HKD 663,469 賣價港幣663,469元	July 26, 2007 二零零七年七月二十六日	HKD 0.06594 to JPY1 港幣0.06594元兑1日圓
Sell HKD 284,673 賣價港幣284,673元	August 9, 2007 二零零七年八月九日	HKD 0.06542 to JPY1 港幣0.06542元兑1日圓
Sell HKD 65,938 賣價港幣65,938元	August 9, 2007 二零零七年八月九日	HKD 0.06542 to JPY1 港幣0.06542元兑1日圓
Sell HKD 4,265 賣價港幣4,265元	August 16, 2007 二零零七年八月十六日	HKD 0.06502 to JPY1 港幣0.06502元兑1日圓
Sell HKD 172,343 賣價港幣172,343元	September 18, 2007 二零零七年九月十八日	HKD 0.06403 to JPY1 港幣0.06403元兑1日圓
Sell HKD 389,385 賣價港幣389,385元	July 20, 2007 二零零七年七月二十日	HKD 10.53330 to EUR1 港幣10.53330元兑 1歐元
Sell HKD 844,345 賣價港幣844,345元	July 30, 2007 二零零七年七月三十日	HKD 10.59670 to EUR1 港幣10.59670元兑1歐元
Sell HKD 4,450,588 賣價港幣4,450,588元	July 30, 2007 二零零七年七月三十日	HKD 10.627 to EUR1 港幣10.627元兑1歐元

21. Derivative financial instruments *(continued)* 21. 衍生金融工具 *(續)*

Notional amount 名義金額	Maturity 到期日	Exchange rates 匯率
Sell SGD 130,856 賣價130,856新加坡元	July 3, 2007 二零零七年七月三日	SGD 0.012875 to JPY1 0.012875新加坡元兑1日圓
Sell SGD 102,150 賣價102,150新加坡元	July 16, 2007 二零零七年七月十六日	SGD 0.012870 to JPY1 0.012870新加坡元兑1日圓
Sell SGD 21,809 賣價21,809新加坡元	July 31, 2007 二零零七年七月三十一日	SGD 0.012652 to JPY1 0.012652新加坡元兑1日圓
Sell SGD 101,392 賣價101,392新加坡元	August 24, 2007 二零零七年八月二十四日	SGD 0.012667 to JPY1 0.012667新加坡元兑1日圓
Sell SGD 196,910 賣價196,910新加坡元	August 24, 2007 二零零七年八月二十四日	SGD 0.012490 to JPY1 0.012490新加坡元兑1日圓
Sell SGD 590,269 賣價590,269新加坡元	September 14, 2007 二零零七年九月十四日	SGD 0.012504 to JPY1 0.012504新加坡元兑1日圓
Sell SGD 311,438 賣價311,438新加坡元	September 24, 2007 二零零七年九月二十四日	SGD 0.012530 to JPY1 0.012530新加坡元兑1日圓

22. Material related party transactions

22. 與關聯人士之主要交易

(a) During the period, the Group entered into the following significant related party transactions:

(a) 期內，本集團曾進行下列主要關聯人士交易：

		Six months ended June 30 截至六月三十日止六個月 2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Management and agency fee paid to a related company which received on behalf of a building management fund	付予一間關聯公司（代一份樓宇管理基金收取）之管理費及代理費	**2,097**	2,095
Sales of goods to related companies	售貨予關聯公司	**4,600**	20
Purchase of goods from a related company	自一間關聯公司購入貨物	**—**	50
Purchase of goods from a director	自一位董事購入貨物	**1,350**	—
Acquisition of further interest in a subsidiary from a related party	向一位關聯人士進一步收購一間附屬公司之權益	**—**	200

22. Material related party transactions *(continued)*

22. 與關聯人士之主要交易 *(續)*

(b) Compensation of key management personnel

(b) 重要管理人員之報酬

The remuneration of directors and other members of key management during the periods are as follows:

期內董事及其他重要管理人員之薪酬如下：

		Six months ended June 30 截至六月三十日止六個月 2007 二零零七年 HK$'000 港幣千元 (Unaudited) (未經審核)	2006 二零零六年 HK$'000 港幣千元 (Unaudited) (未經審核)
Short term employee benefits	短期僱員福利	**4,506**	3,454
Mandatory provident fund contributions	強制性公積金供款	**23**	23
		4,529	3,477

(c) Amounts due from/(to) related parties:

(c) 應收／(應付)關聯人士款項：

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Amounts due from associates	應收聯營公司款項	**13,593**	3,951
Amounts due to related companies classified as current liabilities	分類為流動負債之應付關聯公司款項	**(4,912)**	(6,914)
Amount due to a related company included in liabilities directly associated with non-current assets classified as held of sale	應付關聯公司款項(計入直接與分類為持作買賣之非流動資產有關之負債)	**(632)**	—

23. Pledge of assets

23. 資產抵押

		June 30 2007 二零零七年六月三十日 HK$'000 港幣千元 (Unaudited) (未經審核)	December 31 2006 二零零六年十二月三十一日 HK$'000 港幣千元 (Audited) (經審核)
Investment properties classified as non-current assets	分類為非流動資產之投資物業	**5,586**	232,418
Investment properties included in non-current assets classified as held for sale	包括在分類為持作買賣之非流動資產之投資物業	**227,340**	—
Inventories	存貨	**53,386**	24,299
Land and buildings classified as non-current assets	分類為非流動資產之土地及樓宇	**—**	76,161
Land and buildings included in non-current assets classified as held for sale	包括在分類為持作買賣之非流動資產之土地及樓宇	**75,046**	—
Properties held for sale	持作出售物業	**23,400**	23,400
Deposits in bank	銀行存款	**9,618**	8,500
All assets of a subsidiary	一間附屬公司之全部資產	**17,113**	20,345

The amounts represent assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant borrowings.

金額乃本集團就取得銀行及其他持牌財務機構信貸所抵押之資產。受抵押資產將於相關貸款償還後解除。

24. Events after balance sheet date

On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, as purchaser, entered into the share acquisition agreement (the "Share Acquisition Agreement") with Yang Pei, Executive Talent Limited, Ye Ai Fang, as Vendors, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on August 24, 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion. The details of the acquisition set out in the circular of the Company dated August 30, 2007.

On September 13, 2007, WKH BVI entered into Sale and Purchase Agreement pursuant to which WKH BVI agreed to sell the entire share capital of WKH Estates and Ever Rising. Further details of which are set out in note 18 to the condensed consolidated financial statements and the announcement of the Company dated September 14, 2007.

24. 結算日後事項

於二零零七年八月十三日，本公司之間接全資附屬公司National Cape Development Limited（作為買方）與楊珮、Executive Talent Limited、葉靄芳（作為賣方）、劉智遠及袁念祖（作為擔保人）訂立股份收購協議（「股份收購協議」），以收購康寧投資有限公司已發行股本之10%，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視（香港）有限公司全部已發行股本中之權益，而數碼戶外電視（香港）有限公司及其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。收購事項已於二零零七年八月二十四日完成。完成後，本公司已發行及配發合共31,266,284股新股作為代價。收購事項詳情載於本公司於二零零七年八月三十日刊發之通函內。

於二零零七年九月十三日，WKH BVI訂立買賣協議，據此，WKH BVI同意出售WKH Estates及Ever Rising之全部已發行股本。有關詳情載於簡明綜合財務報表附註第18項以及本公司於二零零七年九月十四日刊發之公告內。

25. Comparative figures

Certain comparative figures have been restated to conform to the current period's presentation.

25. 比較數字

若干比較數字已經重列以符合本期間之呈列方式。

26. Approval of interim financial report

The interim financial report was approved by the Board of the directors on September 18, 2007.

26. 批准中期財務報告

董事會已於二零零七年九月十八日批准本中期財務報告。

DISCLOSURE OF DIRECTORS' INTERESTS

As at June 30, 2007, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Long positions in Shares of the Company:

董事權益披露

於二零零七年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 本公司股份之好倉：

	Number of ordinary shares of HK$1.00 each ("Shares") 每股面值港幣1.00元普通股股份（「股份」）數目			
Directors 董事	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Total Interests 權益總計
Mr. Richard Man Fai LEE 李文輝先生	1,556,438	—	97,133,570 (Note 1) (附註1)	98,690,008
Mr. Jeff Man Bun LEE 李文彬先生	471,900	—	98,579,289 (Notes 1 & 2) (附註1及2)	99,051,189
Mr. Waison Chit Sing HUI 許捷成先生	100,000	—	—	100,000
Mr. Raymond Cho Min LEE 李卓民先生	—	—	1,920,200 (Note 3) (附註3)	1,920,200
Ms. Kam Har YUE 余金霞女士	5,209,716	—	97,133,570 (Note 1) (附註1)	102,343,286

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)* 董事權益披露（續）

Notes:

1. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. Out of the 98,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

3. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

附註：

1. 該97,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該98,579,289股股份當中1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

3. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at June 30, 2007 are disclosed in the section headed "Movement of share options" of this report.

(b) 於二零零七年六月三十日，本公司股票衍生工具之相關股份之實益權益及淡倉在本報告「優先認股權變動」一節內予以披露。

DISCLOSURE OF DIRECTORS' INTERESTS *(continued)* 董事權益披露*(續)*

(c) Long positions in shares in associated corporations:

(c) 相聯法團之股份之好倉：

Directors 董事	Name of associated corporation 相聯法團名稱	Number of shares or equity interests held or interested in 持有或擁有之股份數目或股本權益	Class and/or description of shares/interests 股份／權益類別及／或概況
Ms. Kam Har YUE 余金霞女士	Rogers Entertainment International Limited 樂爵士娛樂國際有限公司	34,335	Non-voting deferred shares 無投票權遞延股
	Shinwa Engineering Company, Limited 信和工程有限公司	3,850,000	Non-voting deferred shares 無投票權遞延股
	Stoneycroft Estates Limited	16,090,000 (Note 1) (附註1)	Non-voting deferred shares 無投票權遞延股
	Wo Kee Hong Limited 和記電業有限公司	8,900 (Note 2) (附註2)	Non-voting deferred shares 無投票權遞延股
	Wo Kee Services Limited 和記電器服務有限公司	1 (Note 3) (附註3)	Non-voting deferred shares 無投票權遞延股

Notes:

1. The 15,750,000 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE are included.
2. The 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE are included.
3. The 1 share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

附註：

1. 包括由余金霞女士之配偶李永森先生持有之15,750,000股股份。
2. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。
3. 該1股股份由余金霞女士之配偶李永森先生持有。

SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2007, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Long positions in Shares and underlying shares of equity derivatives of the Company:

主要股東權益

除下文及於「董事權益披露」一節披露者外，於二零零七年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而根據證券及期貨條例第336條須記入登記冊內：

本公司股份及股本衍生工具之相關股份之好倉：

Shareholders 股東	Number of Shares 股份數目	Number of underlying shares of equity derivatives 股本衍生工具之相關股份數目	Approximate % of the total issued Shares 佔已發行股本總數之概約百分比
Modern Orbit Limited	97,133,570 (Note 1) (附註1)	—	43.81%
Cyber Generation Limited	325,000 (Note 2) (附註2)	—	0.14%
Great Intelligence Holdings Limited	955,800 (Note 2) (附註2)	—	0.43%
Cross Profit Capital Limited	—	30,000,000 (Note 2) (附註2)	13.53%

SUBSTANTIAL SHAREHOLDERS' INTERESTS *(continued)*

Notes:

1. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited. The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, owns more than one-third of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   The 955,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

   ITC Management Group Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

主要股東權益 *(續)*

附註：

1. 該97,133,570股股份由Cyber Tower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited作為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有。Cyber Generation Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司。而該30,000,000股股份指由Hanny Magnetics (B.V.I.) Limited（為錦興集團有限公司之全資附屬公司）之全資附屬公司Cross Profit Capital Limited持有之港幣30,000,000元可按港幣1.00元轉換之可換股可贖回票據全部獲轉換後發行之股份。

   其威投資有限公司（即Mankar Assets Limited之全資附屬公司）擁有錦興集團有限公司全部已發行股本超過三分之一之股權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   該955,800股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited及德祥企業集團有限公司均被視作於Cyber Generation Limited持有之股份中擁有權益，及於Cross Profit Capital Limited持有可換股可贖回票據之相關股份中擁有權益。

   ITC Management Group Limited及德祥企業集團有限公司均被視作於Great Intelligence Holdings Limited持有之股份中擁有權益。

SHARE OPTIONS

優先認股權

1991 Scheme

一九九一年計劃

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括本公司及其附屬公司之執行董事。

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

參與人必須於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

At June 30, 2007, all outstanding options granted under the 1991 Scheme had been expired.

於二零零七年六月三十日,所有根據一九九一年計劃授出而尚未行使之優先認股權已全部失效。

2001 Scheme

二零零一年計劃

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

SHARE OPTIONS *(continued)*

2001 Scheme *(continued)*

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

優先認股權 *(續)*

二零零一年計劃 *(續)*

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

參與人必須於獲授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃（「二零零二年計劃」）及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對本集團有所貢獻之參與人，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

SHARE OPTIONS *(continued)*

2002 Scheme *(continued)*

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

優先認股權 *(續)*

二零零二年計劃 *(續)*

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購本公司股份：

1. 合資格僱員，包括董事；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事（不包括同時為承授人之任何獨立非執行董事）批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。除上述規則外，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於當二零零二年計劃當日已發行股本之10%。

SHARE OPTIONS *(continued)*

2002 Scheme *(continued)*

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point of time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

For the six months ended June 30, 2007, the number of Share Options granted and exercised were 1,200,000 and 100,000 respectively.

At June 30, 2007, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 0, 11,861,598 and 9,514,686* (2006: 1,142,110, 11,861,598 and 8,414,686 respectively), representing 0%, 5.35% and 4.29% (2006: 0.52%, 5.35% and 3.80% respectively) of the issued share capital of the Company at that date respectively.

* The 9,514,686 shares included 50,000 shares in respect of which options had been granted for the six months ended June 30, 2007 and were accepted and remained outstanding on July 4, 2007.

優先認股權 *(續)*

二零零二年計劃 *(續)*

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過本公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與人必須於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或本公司股份面值。

截至二零零七年六月三十日止六個月，獲授出及行使的優先認股權數目分別為1,200,000和100,000。

於二零零七年六月三十日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為0股、11,861,598股及9,514,686股*（二零零六年：分別為1,142,110、11,861,598及8,414,686），分別佔本公司當日之已發行股本之0%, 5.35%及4.29%（二零零六年：分別佔0.52%, 5.35%及3.80%）。

* 該9,514,686股包括了50,000股於二零零七年六月三十日前已授出但於二零零七年七月四日才為授予人接納並尚未行使之優先認股權之股份。

SHARE OPTIONS *(continued)*

2002 Scheme *(continued)*

The fair value of the options granted in the current year measured as at the date of grant on June 11, 2007 was HK$0.14. The following significant assumptions were used to derive the fair value using the Black-Scholes option pricing model:

Expected Life of the Share Options	0.58 years
Expected Volatility based on Historical Volatility of Share Prices	83.12%
Hong Kong Exchange Fund Note Rate	4.088%
Expected Dividend Yield	0%

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

優先認股權 *(續)*

二零零二年計劃 *(續)*

於本年度授出優先認股權日期為二零零七年六月十一日之優先認股權公平值分別為港幣0.14元。按柏力克•舒爾斯期權定價模式計算公平值時乃利用下列重大假設：

優先認股權之預計年期	0.58年
根據過往股價波幅預計之波幅	83.12%
香港外滙基金債券孳息	4.088%
預期股息回報率	0%

柏力克•舒爾斯期權定價模式須利用高度主觀之假設，包括股價波幅。由於所用主觀假設之變動可重大影響公平值之估計數字，故董事認為現有模式未必能可靠地單獨計算優先認股權之公平值。

MOVEMENT OF SHARE OPTIONS

優先認股權變動

The following table discloses movement in the Company's share options for the six months ended June 30, 2007:

下表披露本公司之優先認股權於二零零七年六月三十日止六個月之變動情況：

Eligible Person 合資格人士	Scheme Type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted During the Period 期內授出	Lapsed During the Period 期內失效	Exercised During the Period 期內行使	Outstanding as at June 30, 2007 於二零零七年六月三十日尚未行使	Exercisable period 行使期	Exercise Price 行使價 HK$ 港幣
Mr. Richard Man Fai LEE (Director) 李文輝先生 (董事)	1991 一九九一年	May 28, 2001 二零零一年五月二十八日	629,262	–	629,262	–	–	June 29, 2001 - June 28, 2007 二零零一年六月二十九日至二零零七年六月二十八日	1.6610
	2001 二零零一年	August 10, 2001 二零零一年八月十日	5,506,050	–	–	–	5,506,050	September 16, 2001 - September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	1.6610
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	78,657 (Note 1) (附註1)	–	–	–	78,657 (Note 1) (附註1)	September 30, 2001 - September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	2,215,928	–	–	–	2,215,928	September 24, 2002 - September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	220,000	–	–	220,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			8,429,897	220,000	629,262	–	8,020,635		
Mr. Jeff Man Bun LEE (Director) 李文彬先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	314,631	–	–	–	314,631	June 4, 2002 - June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	143,000	–	–	–	143,000	September 24, 2002 - September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	100,000	–	–	100,000	June 11, 2007 - June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			457,631	100,000	–	–	557,631		

MOVEMENT OF SHARE OPTIONS *(continued)* 優先認股權變動 *(續)*

Eligible Person 合資格人士	Scheme Type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted During the Period 期內授出	Lapsed During the Period 期內失效	Exercised During the Period 期內行使	Outstanding as at June 30, 2007 於二零零七年六月三十日尚未行使	Exercisable period 行使期	Exercise Price 行使價 HK$ 港幣
Mr. Tik Tung WONG (Director) 汪滌東先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	200,000	–	–	200,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
Mr. Waison Chit Sing HUI (Director) 許捷成先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	100,000	–	100,000	–	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
Mr. Boon Seng TAN (Director) 陳文生先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241	–	–	–	220,241	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144	–	–	–	1,144	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000	–	–	50,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			221,385	50,000	–	–	271,385		
Mr. Raymond Cho Min LEE (Director) 李卓民先生 (董事)	2002 二零零二年	June 4, 2002 二零零二年六月四日	220,241	–	–	–	220,241	June 4, 2002 – June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	1,144	–	–	–	1,144	September 24, 2002 – September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000 (Note 2) (附註2)	–	–	50,000 (Note 2) (附註2)	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			221,385	50,000 (Note 2) (附註2)	–	–	271,385		
Mr. Ying Kwan CHEUNG (Director) 張應坤先生 (董事)	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	50,000	–	–	50,000	June 11, 2007 – June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000

MOVEMENT OF SHARE OPTIONS *(continued)* 優先認股權變動 *(續)*

Eligible Person 合資格人士	Scheme Type 計劃類別	Date of grant 授出日期	Outstanding as at January 1, 2007 於二零零七年一月一日尚未行使	Granted During the Period 期內授出	Lapsed During the Period 期內失效	Exercised During the Period 期內行使	Outstanding as at June 30, 2007 於二零零七年六月三十日尚未行使	Exercisable period 行使期	Exercise Price 行使價 HK$ 港幣
Ms. Kam Har YUE (Director) 余金霞女士 (董事)	2001 二零零一年	August 10, 2001 二零零一年八月十日	5,506,050 (Note 3 & 5) (附註3及5)	–	–	–	5,506,050 (Note 3 & 5) (附註3及5)	September 16, 2001 - September 15, 2007 二零零一年九月十六日至二零零七年九月十五日	1.6610
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	78,657	–	–	–	78,657	September 30, 2001 - September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	64,064 (Note 4 & 5) (附註4及5)	–	–	–	64,064 (Note 4 & 5) (附註4及5)	September 24, 2002 - September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	80,000	–	–	80,000	June 11, 2007 - June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			5,648,771	80,000	–	–	5,728,771		
Continuous contract employees 持續合約僱員	1991 一九九一年	January 18, 2001 二零零一年一月十八日	40,901	–	40,901	–	–	March 6, 2001 - March 5, 2007 二零零一年三月六日至二零零七年三月五日	1.6610
	2001 二零零一年	August 10, 2001 二零零一年八月十日	157,315	–	–	–	157,315	September 19, 2001 - September 18, 2007 二零零一年九月十九日至二零零七年九月十八日	1.6610
	2001 二零零一年	August 29, 2001 二零零一年八月二十九日	377,554	–	–	–	377,554	September 30, 2001 - September 29, 2007 二零零一年九月三十日至二零零七年九月二十九日	1.6610
	2001 二零零一年	November 23, 2001 二零零一年十一月二十三日	157,315	–	–	–	157,315	December 23, 2001 - December 22, 2007 二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610
	2002 二零零二年	June 4, 2002 二零零二年六月四日	5,034,093	–	–	–	5,034,093	June 4, 2002 - June 3, 2008 二零零二年六月四日至二零零八年六月三日	1.0000
	2002 二零零二年	September 24, 2002 二零零二年九月二十四日	200,200	–	–	–	200,200	September 24, 2002 - September 23, 2008 二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	2002 二零零二年	June 11, 2007 二零零七年六月十一日	–	350,000	–	–	350,000	June 11, 2007 - June 10, 2013 二零零七年六月十一日至二零一三年六月十日	1.0000
			5,967,378	350,000	40,901	–	6,276,477		
			20,946,447	1,200,000	670,163	100,000	21,376,284		

MOVEMENT OF SHARE OPTIONS *(continued)*

Notes:

1. The 78,657 Share options were granted to Mr. Richard Man Fai LEE's spouse.
2. The 50,000 Share Options were granted on 11 June 2007 and were accepted by on July 4, 2007.
3. The 5,506,050 Options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company.
4. The 64,064 Options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE and former Director of the Company.
5. Mr. Wing Sum LEE ceased to be a Director of the Company on May 31, 2007. Since then, the Options held by him were reported together with his spouse pursuant to SFO.

優先認股權變動 *(續)*

附註：

1. 該78,657優先認購權乃授予李文輝先生之配偶。
2. 該50,000優先認股權於二零零七年六月十一日授出，並於二零零七年七月四日接納。
3. 該5,506,050優先認購權乃授予李永森先生（彼為余金霞女士之配偶及本公司前任董事）。
4. 該64,064優先認購權乃授予李永森先生（彼為余金霞女士之配偶及本公司前任董事）。
5. 李永森先生於二零零七年五月三十一日起已不再為本公司的董事。根據證券及期貨條例，自此，他所持由的優先認購權由其配偶申報。

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2007, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

證券之購買、出售或贖回

於截至二零零七年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2007 except in relation to the separation of the role of chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details are set out fully in the corporate governance report in 2005 annual report.

企業管治

董事認為，除守則條文第A.2.1條規定主席及行政總裁之職責分工外，於截至二零零七年六月三十日止六個月期間，本公司一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載企業管治常規守則之守則條文。

守則條文第A.2.1條規定，主席與行政總裁的角色應有區分，並不應由一人同時兼任。李文輝先生為執行主席兼行政總裁。董事會認為此架構不會影響董事會與管理層之間之權力及授權均衡，因為董事會已就董事會與管理層之權力及職權採用清晰指引。對於行政總裁之權力及職責亦訂有指引。其全文已刊載於二零零五年年報的企業管治報告內。

CORPORATE GOVERNANCE *(continued)*

In addition, the Board which comprises experienced and high caliber individuals meets regularly to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

企業管治 *(續)*

此外，董事會由擁有經驗及才幹之人士組成，並定期開會討論本集團之業務及運作。董事會相信，此結構有助於加強及維持一貫之領導，使本集團得以迅速和有效地制定及實施決策。

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiries by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2007.

遵守上市公司董事進行證券交易的標準守則（「標準守則」）

本公司已採用一套董事進行本公司證券交易之行為守則，該守則符合上市規則附錄十所載之標準守則。在本公司作出特定查詢後，所有董事確認，於截至二零零七年六月三十日止六個月期間內，彼等一直遵守標準守則所載之規定標準。

AUDIT COMMITTEE

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim results and the Interim Report 2007, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

審核委員會

本公司之審核委員會由本公司獨立非執行董事李卓民先生（主席）、陳文生先生及張應坤先生組成。在確立該委員會之職權範圍時，董事已參考香港會計師公會於二零零二年二月刊發之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績及二零零七年中期報告，並對本集團會計政策符合香港目前之最佳應用守則感到滿意。

By Order of the Board of Directors
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 18, 2007

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零七年九月十八日

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司

10th Floor, Block A, Wo Kee Hong Building
585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong
香港新界葵涌青山道585至609號
和記行大廈A座10樓

Tel 電話：(852) 2869 1190 Fax 傳真：(852) 2521 7198
Website 網址：http://www.wokeehong.com.hk

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

2007 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is an investment holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of The People's Republic of China ("PRC"*(Note)*), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, fashion and accessories, other electronic and electrical products and property investment.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2007 were as follows:

Condensed Consolidated Income Statement
For the six months ended June 30

	Notes	**2007** *HK$'000* **(Unaudited)**	2006 *HK$'000* (Unaudited) (Restated)
Turnover	2	**457,546**	312,651
Cost of sales		**(372,325)**	(244,929)
Gross profit		**85,221**	67,722
Other operating income		**1,447**	897
Distribution costs		**(30,990)**	(23,176)
Administrative expenses		**(66,232)**	(51,244)
Fair value gains on investment properties		**508**	—
Loss from operations	3	**(10,046)**	(5,801)
Finance costs		**(7,690)**	(4,925)
Share of results of associates		**(609)**	(5,776)
Loss before tax		**(18,345)**	(16,502)
Income tax expenses	4	**(185)**	(6)
Loss for the period		**(18,530)**	(16,508)
Attributable to:			
Equity holders of the Company		**(20,565)**	(16,685)
Minority interests		**2,035**	177
		(18,530)	(16,508)
Losses per share for loss attributable to the equity holders of the Company — Basic and diluted	5	**(9.28) cents**	(7.53) cents
Dividends		**NIL**	NIL

Condensed Consolidated Balance Sheet

	Notes	June 30, 2007 HK$'000 (Unaudited)	December 31, 2006 HK$'000 (Audited)
Non-current assets			
Investment properties		**8,086**	234,918
Property, plant and equipment		**26,907**	100,479
Goodwill		**2,597**	2,597
Interests in associates		**10,466**	10,727
Available-for-sale financial assets		**527**	527
Deferred tax assets		**4,215**	4,215
		52,798	353,463
Current assets			
Inventories		**192,915**	150,477
Properties held for sale, at net realisable value		**23,400**	23,400
Trade and other receivables		**113,392**	149,440
Amounts due from associates		**13,593**	3,951
Other financial assets at fair value through profit or loss		**87**	11
Cash and cash equivalents		**17,870**	40,944
		361,257	368,223
Non-current assets classified as held for sale	6	**302,910**	—
		664,167	368,223
Current liabilities			
Trade and other payables		**179,537**	163,567
Bills payable		**31,675**	45,984
Tax payable		**152**	296
Amounts due to related companies		**4,912**	6,914
Obligations under finance leases — due within one year		**1,388**	1,387
Borrowings — due within one year	7	**133,916**	122,671
		351,580	340,819

	Notes	June 30, 2007 HK$'000 (Unaudited)	December 31, 2006 HK$'000 (Audited)
Liabilities directly associated with non-current assets classified as held for sale	6	25,767	—
		377,347	340,819
Net current assets		286,820	27,404
Total assets less current liabilities		339,618	380,867
Non-current liabilities			
Convertible loan note		29,893	29,549
Obligations under finance leases — due after one year		429	1,121
Borrowings — due after one year	7	8,121	11,303
Deferred tax liabilities		6	19,915
		38,449	61,888
Net assets		301,169	318,979
Capital and reserves			
Share capital		221,715	221,615
Reserves		62,114	82,361
Equity attributable to equity holders of the Company		283,829	303,976
Minority interests		17,340	15,003
Total equity		301,169	318,979

Notes:

1. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2006.

The accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the preparation of the Group's annual financial statements for the year ended December 31, 2006, except for the accounting policy disclosed herein.

Non-current assets classified as held for sale

Non-current assets held for sale are classified as held for sale if the carrying amount will be recovered principally through a sale transaction, not through continuing use. The liabilities directly associate with the non-current assets classified as held for sale shall present separately from other liabilities in the balance sheet. Those assets and liabilities shall not be offset and presented as a single amount.

The non-current assets classified as held for sale may be a component of an entity, a disposal group or an individual non-current asset. The non-current assets classified as held for sale are stated at the lower of carrying amount and fair value less costs.

Application of new and revised HKFRSs

The HKICPA has issued a number of new standards, amendments and interpretations, which are effective for accounting periods beginning on or after January 1, 2007. The Group adopted the following new/revised HKFRSs which are relevant to its operations:

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The HKAS 1 (Amendment) and HKFRS 7 are effective to the Group's consolidated financial statements for the year ending December 31, 2007. The HKAS 1 (Amendment) requires disclosures about the level of the Group's capital and the policies and processes for managing capital. HKFRS 7 introduces new disclosures to improve the information about financial instruments.

The directors of the Company assessed the impacts of the adoption of these new/revised HKFRSs and concluded that the adoption of these new/revised HKFRSs have no material impact on the results and the financial position of the Group. Full disclosures as required by HKAS 1 (Amendment) and HKFRS 7 will be made in the Group's annual financial statements for the year ended December 31, 2007.

The Group has not applied the following new/revised HKFRSs, which have been issued but are not yet effective, in the unaudited condensed consolidated financial statements for the six months ended June 30, 2007:

HKAS 23 (Revised)	Capital Disclosures[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

[1] Effective for annual periods beginning on or after January 1, 2009

[2] Effective for annual periods beginning on or after March 1, 2007

[3] Effective for annual periods beginning on or after January 1, 2008

2. Business and geographical segments

Business segments

Prior to the year ended December 31, 2006, the Group organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. With effective from year 2006, the Group has reclassified its previously reporting business segments into three operating divisions: cars and car accessories, electrical appliances and property investment. These divisions are the basis on which the Group reports its primary segment information. Segment information about the business is presented below.

2007

	Cars and car accessories *HK$'000* (Unaudited)	Electrical appliances *HK$'000* (Unaudited)	Property investment *HK$'000* (Unaudited)	Others *HK$'000* (Unaudited)	Eliminations *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
Turnover						
External sales	338,573	98,910	7,463	12,600	—	457,546
Inter-segment sales	—	—	—	—	—	—
Total turnover	338,573	98,910	7,463	12,600	—	457,546
Results						
Segment results	2,123	27	3,384	(5,286)	—	248
Unallocated corporate expenses						(10,294)
Loss from operations						(10,046)
Finance costs						(7,690)
Share of result of an associate	(609)	—	—	—	—	(609)
Loss before tax						(18,345)
Income tax expenses						(185)
Loss for the period						(18,530)

2006 (restated)

	Cars and car accessories HK$'000 (Unaudited)	Electrical appliances HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Others HK$'000 (Unaudited)	Eliminations HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Turnover						
External sales	192,936	114,392	4,440	883	—	312,651
Inter-segment sales	—	880	—	—	(880)	—
Total turnover	192,936	115,272	4,440	883	(880)	312,651

Inter-segment sales are charged at prevailing market rates.

	Cars and car accessories HK$'000 (Unaudited)	Electrical appliances HK$'000 (Unaudited)	Property investment HK$'000 (Unaudited)	Others HK$'000 (Unaudited)	Eliminations HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Results						
Segment results	4,425	(1,013)	151	(16)	—	3,547
Unallocated corporate expenses						(9,348)
Loss from operations						(5,801)
Finance costs						(4,925)
Share of results of associates	317	(6,093)	—	—	—	(5,776)
Loss before tax						(16,502)
Income tax expenses						(6)
Loss for the period						(16,508)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, PRC and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	Six months ended June 30		**Six months ended June 30**	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited) (Restated)	**(Unaudited)**	(Unaudited) (Restated)
Hong Kong	**388,127**	261,124	**(294)**	1,053
Singapore	**32,564**	25,802	**777**	877
Malaysia	**14,896**	13,533	**859**	784
PRC	**15,369**	4,445	**(2,587)**	(172)
Macau	**5,862**	7,747	**17**	108
Others	**728**	—	**29**	—
	457,546	312,651	**(1,199)**	2,650
Other operating income			**1,447**	897
Unallocated corporate expenses			**(10,294)**	(9,348)
Loss from operations			**(10,046)**	(5,801)

3. **Loss from operations**

	Six months ended June 30	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Loss from operations has been arrived at after charging:		
Cost of inventories recognised as expenses (included in cost of sales)	**372,325**	244,173
Depreciation of:		
Owned assets	**4,742**	3,580
Assets held under finance leases	**441**	76
Staff costs, including directors' emoluments	**41,800**	32,468
Loss on disposal of property, plant and equipment	**7**	—
Share-based payment expenses	**172**	—
and crediting:		
Interest income	**544**	77

4. **Income tax expenses**

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit arising in Hong Kong for the period.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	Six months ended June 30	
	2007	2006
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Current tax:		
Hong Kong Profits Tax	**(366)**	—
Overseas taxation	**(13)**	(6)
	(379)	(6)
Deferred tax :		
Current period	**194**	—
Income tax expenses attributable to the Company and its subsidiaries	**(185)**	(6)

5. **Losses per share**

The calculation of the basic losses per share is based on the loss for the period attributable to equity holders of the Company of approximately HK$20,565,000 (2006: loss of approximately HK$16,685,000) and on the weighted average number of 221,617,643 ordinary shares (2006: 221,615,433 ordinary shares) in issue during the period.

No diluted losses per share has been presented for both periods as the assumed exercise and conversion of the Company's outstanding share options and convertible loan note would have anti-dilutive effect on losses per share.

6. Non-current assets classified as held for sale

On September 13, 2007, Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement ("Sale and Purchase Agreement") that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of WKH BVI, and Ever Rising Investments Limited ("Ever Rising"), a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of WKH BVI.

WKH Estates is an investment holding company and the sole asset of WKH Estates is its interest in the entire issued capital of Stoneycroft Estates Limited ("Stoneycroft"), a company incorporated in Hong Kong with limited liability. Stoneycroft and Ever Rising (together with WKH Estates collectively referred as "Disposal Group") are principally engaged in the business of property holding and the major assets of Stoneycroft and Ever Rising include Wo Kee Hong Building, which locates at Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

The major classes of assets and liabilities of the Disposal Group as at June 30, 2007, which have been presented separately in the condensed consolidated balance sheet as held for sale in accordance with the provision of HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", are as follows:

	HK$'000 **(Unaudited)**
Investment properties	227,340
Property, plant and equipment	75,046
Trade and other receivables	346
Cash and cash equivalents	178
Non-current assets classified as held for sale	302,910
Trade and other payables	4,994
Tax payable	427
Amount due to a related company	632
Deferred tax liabilities	19,714
Liabilities directly associated with non-current assets classified as held for sale	25,767

Investments properties and land and building classified as held for sale of approximately HK$227,340,000 and HK$75,046,000 had been pledged by the Group to secure facilities granted to the Group (note 9).

7. Borrowings

	June 30, 2007 HK$'000 (Unaudited)	December 31, 2006 HK$'000 (Audited)
Bank overdrafts	**24,603**	18,921
Bank loans	**117,434**	115,053
	142,037	133,974
Secured *(note 9)*	**132,211**	123,869
Unsecured	**9,826**	10,105
	142,037	133,974
The maturities of the above loans are as follows:		
Within one year	**133,916**	122,671
More than one year, but not exceeding two years	**4,725**	7,812
More than two years, but not exceeding five years	**623**	606
More than five years	**2,773**	2,885
	142,037	133,974
Less: Amounts due within one year shown under current liabilities	**(133,916)**	(122,671)
Amounts due after one year	**8,121**	11,303

The fair value of the Group's borrowings at June 30, 2007 approximate to the corresponding carrying amounts.

8. Contingent liabilities

(a) The Company had provided corporate guarantees to certain banks for banking and other facilities make available to subsidiaries in amount of approximately HK$384,544,000 (December 31, 2006: HK$320,540,000).

(b) The Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,120,000 (December 31, 2006: HK$5,079,000).

(c) At June 30, 2007, the Group had a contingent liability of approximately HK$1,400,000 (December 31, 2006: approximately HK$1,200,000) in respect of proceedings involving a subsidiary of the Company in India.

(d) Under a share purchase and subscription agreement signed on June 30, 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million to the purchaser to guarantee the performance of its obligations in respect of the agreement to dispose of the investment in Jiangmen. As at June 30, 2007, a bank guarantee relating to the said agreement was issued in the amount of HK$11,000,000 (December 31, 2006: HK$11,000,000).

9. **Pledge of assets**

	June 30, 2007 *HK$'000* (Unaudited)	December 31, 2006 *HK$'000* (Audited)
Investment properties classified as non-current assets	5,586	232,418
Investment properties included in non-current assets classified as held for sale	227,340	—
Inventories	53,386	24,299
Land and buildings classified as non-current assets	—	76,161
Land and buildings included in non-current assets classified as held for sale	75,046	—
Properties held for sale	23,400	23,400
Deposits in bank	9,618	8,500
All assets of a subsidiary	17,113	20,345

The amounts represent assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant borrowings.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2006: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL REVIEW

Results

For the first half of 2007, Group turnover recorded a high double-digit growth of 46.3% to HK$457.5 million, compared with HK$312.7 million of the same period last year (as restated). Despite the scale down of the audio visual products business, we were able to maintain an overall upsurge due to the robust growth of our car operations.

Gross profit margin for the first half decreased by 3.1% from 21.7% in 2006 (as restated) to 18.6% in 2007 whilst gross profit increased by HK$17.5 million to HK$85.2 million (2006: HK$67.7 million as restated). This erosion of profit margin was mainly due to the increase in product costs of cars during the reporting period.

Distribution costs were up by 33.6% to HK$31.0 million (2006: HK$23.2 million), due mainly to the corresponding increase in turnover mentioned above as well as increased advertising cost as a result of promotion programs for new brands and products introduced in this period. The increase in administrative expenses of HK$15.0 million from HK$51.2 million of last period to HK$66.2 million in this period is mainly attributed to the corresponding increase in turnover as well as additional staff cost and the associated disbursements incurred in our endeavor to exploring potential new business and investment.

The Board regrets to report a loss from operations at HK$10.0 million for the first half of 2007 (2006: loss of HK$5.8 million). This was mainly due to the following factors: downswing of the audio visual business; the delay of shipments of "Alfa Romeo" cars from the factory; the loss incurred in the "Motor Yacht" business which is in its investment stage; the set-up costs incurred for new lifestyle brands the revenue of which is yet to reflect in our results. With progress being made and actions taken, we are confident that, during the second half of 2007, those negative issues will either be eliminated or improved significantly for the Company to return to a healthy position.

Finance costs rose by HK$2.8 million from last period's HK$4.9 million to HK$7.7 million. In addition to finance the operating loss of some businesses, certain amounts of cash were utilized for the purchase of stocks in order to fuel the expansion of our Car Group and investment in new business segments.

"Share of results of associates" recorded a net loss of HK$0.6 million (2006: loss of HK$5.8 million) being the share of loss of our joint-venture car trading company in Shanghai. By disposal of our associated company in Jiangmen last year, we are saved from suffering the share of loss of this investment.

The board regrets to report a loss attributable to shareholders of HK$20.6 million (2006: HK$16.7 million), the reasons for which were highlighted above.

Cash flow, liquidity and financial resources

The Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

A net outflow of cash of HK$29.0 million (2006: HK$21.8 million) was recorded, representing the aggregate of funds used in operating, investing and financing activities in the reporting period.

At June 30, 2007, the Group had total borrowings amounting to HK$142.0 million (December 31, 2006: HK$134.0 million). The Group's long term gearing ratio stood at 13.5% (December 31, 2006: 13.8%), based on long term liabilities (excluding deferred tax) of HK$38.4 million (December 31, 2006: HK$42.0 million) and shareholders' equity of HK$283.8 million (December 31, 2006: HK$304.0 million). The current ratio was 1.8 (December 31, 2006: 1.1), based on current assets of HK$664.2 million (December 31, 2006: HK$368.2 million) and current liabilities of HK$377.3 million (December 31, 2006: HK$340.8 million).

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with our banks. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the period under review. At June 30, 2007 the total outstanding foreign exchange contracts purchased with banks amounted to HK$16.3 million (December 31, 2006: HK$7.0 million).

The Group had trading facilities at June 30, 2007 amounting to HK$352.2 million (December 31, 2006: HK$288.8 million) of which HK$219.5 million (December 31, 2006: HK$186.1 million) was utilized. Certain of the Group's properties, inventories, bank deposits and all assets of a subsidiary were pledged at this period end in an aggregate amount of HK$411.5 million (December 31, 2006: HK$385.1 million) to secure facilities granted and also a guarantee issued by our banks.

The Group had no material capital commitment at June 30, 2007 (December 31, 2006: HK$2.4 million). At June 30, 2007 the Group had contingent liabilities of approximately HK$1.4 million (December 31, 2006: HK$1.2 million) in respect of proceedings involving a subsidiary in India and HK$11 million (December 31, 2006: HK$11 million) in respect of a bank guarantee issued to the purchaser of the disposed associate in Jiangmen.

BUSINESS REVIEW

Cars and Car Accessories

The business consists mainly of the import, distribution and after-sales service of Italian "Ferrari", "Maserati" and "Alfa Romeo" cars and spare parts in Hong Kong and Macau. By the end of last year, we also started a "Ferrari" and "Maserati" car dealership in Dalian, northern China.

Compared to the same period last year, sales in Hong Kong and Macau increased by 74% to HK$304 million; income from after-sales service also increased by 16% as a result of our expanded service facilities and increased ownership of these brands.

Sales of the "Ferrari" 8-cylinder models, the F430 and F430 Spider, remained strong, whilst the newly launched "Ferrari" 12-cylinder 599 GTB Fiorano was a great success and completely dominated the 12-cylinder super car market. Our order portfolio of "Ferrari" commands a lead time of over two years.

Regarding "Maserati", the brand achieved a margin boost in our markets with the arrival of the new Quattroporte Automatic, which led to good increase in sales.

Our dealership in Dalian was very successful and sales for the first half of the year for both "Ferrari" and "Maserati" cars were satisfactory. We expect this dealership to continue to perform well in the second half as the local markets are being cultivated with our strong marketing activities and the forthcoming participation in the motor shows in Shenyang and Dalian.

Additional sales were also achieved due to the addition of Ferrari's customized options as we successfully encouraged our customers to enhance the exclusivity of each of these new cars.

The motor car business segment is expected to continue to do well for the remainder of the year with the strong sales momentum of "Ferrari" continuing to fulfill its order portfolio; the anticipated introduction of the new "Ferrari" F430 Scuderia in the later part of the year will further fuel the sales growth. Sales of "Maserati" is expected to further increase due to the widened appeal of the Quattroporte Automatic sports sedan and the exciting arrival of the all-new GranTurismo four-seater coupe. This is expected to be an instant success by the second half of the year.

Total sales of the car business segment increased significantly by over 75%; however, the profit margin was lowered due to an increase in product costs.

Sales of "Alfa Romeo" started slowly due to a delay in incoming shipments from the factory. With the opening of the "Alfa Romeo" Centre and the city showroom, we expect the business will gradually improve. The new range of 159 sedan, 159 Sportwagon and Brera 2+2 coupe were well-received. The allocation of the top-of-the-line 8C Competizione super-sports car is all sold out even before its first delivery. The anticipated forthcoming introduction of the limited edition of the 8C Spider will further widen the product range. We are confident the business of this brand will continue to flourish.

Electrical Appliances

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning and home appliance products from four major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan), "Frigidaire", "Sansui" and "Daewoo" and audio-visual products of our own "Rogers" and "Bodysonic", "Marantz" "Denon" and "Sansui" audio-visual products of Japan and "Alpine" car electronics of Japan. The product ranges are well placed in the market to suit the needs of different market segments. They include high quality residential and commercial air-conditioning equipment, electrical home appliances like refrigerators, freezers, washing machines and wine coolers and car electronics products like car CD player, DVD player and monitor.

Turnover for the first half of 2007 was HK$98.9 million which were decreased by 13.5% when compared with the same period of 2006. The general market of audio-visual and car electronics softened and explained the decline in sales in this segment.

The market responded well to the newly-introduced high energy efficiency air-conditioners. We were able to achieve higher profit margins with the new products and we expect this business segment to continue to be profitable and stable.

The profit margin of our own "Rogers" brand improved as we refocused to develop high-margin audio products and lowered the expenses by relocating operations. We expect their performances are stable in the remainder of the year.

Motor Yachts

The business consists of import and distribution of the Italian "Ferretti" and the leading Taiwanese "Horizon" motor yachts. The sale of a "Ferretti" motor yacht marked the beginning of a new business for the Group. With the arrival of new "Horizon" motor yachts and the opening of its showroom next to the Aberdeen Marina Club, we expect this business will gradually grow. This year is important for us in preparing for future business.

Property Investment

Leasing income from our property investment increased with the close to full occupation of our Wo Kee Hong Building. The rental income was HK$7.5 million which was increased by 70.5% when compared with the same period of 2006. Recently the Group entered into a sale and purchase agreement which in effect will dispose of Wo Kee Hong Building. Details of the disposal are set out in the paragraph headed "Subsequent Events" below.

Human Resources

At June 30, 2007, the total number of employees of the Group, excluding associates, was 388 (2006: 348), representing an 11.5% increase in headcount. This is due to the expansion of our car business group including the set-up of new business units for the distribution of "Alfa Romeo" cars and the set up of "Horizon" motor yachts as well as luxury branded fashion and accessories businesses. With the continued expansion in the PRC and in the direction of securing more luxurious brands for distribution, we encouraged recruitment of local staff. The management is committed to staff motivation and training in order to ensure that our staff remain stable and yet be competitive and dynamic in the marketplace.

SUBSEQUENT EVENTS

On August 13, 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, entered into an agreement with independent third parties to acquire 10% issued share capital in Corning Investments Limited ("Corning") at a consideration of HK$36 million. Corning is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The consideration of the acquisition was satisfied by the issue and allotment of shares of the Company. The transaction completed on August 24, 2007 and a total 31,266,284 representing approximately 12.25% of the issued share capital of the company as enlarged by the issue of the consideration shares immediately after the completion.

On September 13, 2007, the Group entered into a sale and purchase agreement pursuant to which the Group shall dispose of the entire issued share capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited for a total consideration of HK$373,000,000. Ever Rising Investments Limited and Wo Kee Hong Estates Limited are wholly owned subsidiaries of the Company which directly and indirectly own Wo Kee Hong Building. The transaction constitutes a very substantial disposal and is subject to, *inter alia*, approval of the shareholders in the special general meeting. Completion of the transaction is scheduled to take place on November 29, 2007. The details of the transaction are set out in the announcement of the Company dated September 14, 2007.

PROSPECTS

Economic growth in our key markets will continue to be strong in the second half year and in 2008.

Our car business of "Ferrari" and "Maserati" will grow significantly and "Alfa Romeo" car sales will gradually climb.

The air-conditioning and electrical appliances business will remain stable and profitable. The Group plans to add new products and brands with higher profit margins and price ranges.

New lifestyle brands are being secured to commence business in the second half year. This will generate synergy amongst the various kinds of products represented by us in our efforts to build a platform of lifestyle brands.

On September 13, 2007, a sale and purchase agreement was entered into for the disposal of subsidiaries holding Wo Kee Hong Building, and when successfully completed, the disposal will generate a significant profit and cash inflow for the Group.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2007, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2007 except in relation to the separation of the role of Chairman and chief executive officer under the code provision A.2.1.

Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Richard Man Fai LEE is the Executive Chairman and Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management. This is because the Board has adopted clear guideline as to the power and authority of the Board and the management. There is a guideline as to the power and duties of Chief Executive Officer. The details are set out fully in the corporate governance report in 2005 annual report.

In addition, the Board which comprises experienced and high caliber individuals meets regulatory to discuss issues and operation of the Group. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Group to make and implement decisions promptly and efficiently.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiries by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2007.

AUDIT COMMITTEE

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim results and the Interim Report 2007, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 18, 2007

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

Note: For the sole purpose of this announcement, PRC excludes Hong Kong and Macau Special Administrative Region.

COPY

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DATE OF BOARD MEETING

The board of directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 18 September 2007 at 10 a.m. for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and considering the recommendation of interim dividend, if any.

As at the date of this announcement, the Board comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive Directors, Ms. Kam Har YUE, who is a non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
Wo Kee Hong (Holdings) Limited
Phyllis NG
Company Secretary

Hong Kong, 6 September 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s), transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

This circular appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION IN RELATION TO THE ACQUISITION OF OUTDOOR MEDIA ADVERTISING AND BROADCASTING BUSINESS

Financial adviser to the Company

KINGSTON CORPORATE FINANCE LIMITED

* *for identification purpose only*

30 August 2007

CONTENT

In this circular, the following expressions have the following meanings set out below unless the context otherwise requires otherwise:

"Acquisition"	the conditional acquisition of 10% issued share capital in Corning Investments
"Board"	the board of Directors
"Business"	the business of the provision of outdoor media advertising and broadcasting network carried out by DOTV and Today's Media
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and the Shares are listed on the Stock Exchange
"Completion"	completion of the Acquisition in accordance with the Share Acquisition Agreement
"Completion Date"	any business days after satisfaction of the last of the Conditions within three months after the date of the Share Acquisition Agreement or such other date as the parties may agree in writing
"Conditions"	conditions to Completion of the Share Acquisition Agreement
"Consideration"	the consideration for the Acquisition
"Consideration Shares"	31,266,284 new Shares issued to the Vendors or as they may direct, credited as fully paid, pursuant to the Share Acquisition Agreement
"Corning Investments"	Corning Investments Limited, a company incorporated in the British Virgin Islands
"Directors"	the directors of the Company
"DOTV"	Digital Outdoor Television (Hong Kong) Limited, a company incorporated in Hong Kong and is wholly owned by Corning Investments

"First Guarantor"	Lau Chi Yuen, Joseph
"First Sale Shares"	7 shares of US$1.00 each in the share capital of Corning Investments held by the First Vendor
"First Vendor"	Yang Pei
"General Mandate"	the general mandate granted to the Directors at the annual general meeting of the Company held on 31 May 2007
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	28 August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	13 November 2007 or such other date as the parties to the Share Acquisition Agreement may agree
"National Cape"	National Cape Development Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company
"Sale Shares"	the First Sale Shares, the Second Sale Shares and the Third Sale Shares, representing 10% of the issued share capital of Corning Investments
"Second Guarantor"	Yuen Nim Cho
"Second Sale Shares"	7 shares of US$1.00 each in the share capital of Corning Investments held by the Second Vendor
"Second Vendor"	Executive Talent Limited, a company incorporated in the British Virgin Islands
"Share Acquisition Agreement"	the agreement dated 13 August 2007 entered into between the Company, the First Vendor, the Second Vendor, the Third Vendor, the First Guarantor and the Second Guarantor in connection with the Acquisition

"Shareholders"	the holders of the Shares
"Shares"	the ordinary shares of HK$1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Target Group"	Corning Investments and its subsidiaries
"Third Sale Shares"	6 shares of US$1.00 each in the share capital of Corning Investments held by the Third Vendor
"Third Vendor"	Ye Ai Fang
"Today's Media"	Today's Media Limited, a company incorporated in Hong Kong and is wholly owned by DOTV
"Vendors"	the First Vendor, the Second Vendor and the Third Vendor

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

30 August 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO THE ACQUISITION OF OUTDOOR MEDIA ADVERTISING AND BROADCASTING BUSINESS

INTRODUCTION

The Company announced on 14 August 2007 that National Cape, a wholly-owned subsidiary of the Company, entered into the Share Acquisition Agreement on 13 August 2007 with the First Vendor, the Second Vendor, the Third Vendor, the First Guarantor and the Second Guarantor to acquire 10% issued share capital in Corning Investments at a consideration of HK$36,000,000. Corning Investments is interested in the entire issued share capital of DOTV which together with its wholly-owned subsidiary, Today's Media, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network.

* *for identification purpose only*

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information regarding the Acquisition.

THE SHARE ACQUISITION AGREEMENT DATED 13 AUGUST 2007

Parties

Purchaser:	National Cape
First Vendor:	Yang Pei
Second Vendor:	Executive Talent Limited, a company incorporated in the British Virgin Islands
Third Vendor:	Ye Ai Fang
First Guarantor:	Lau Chi Yuen, Joseph
Second Guarantor:	Yuen Nim Cho

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of the First Vendor, the Second Vendor, the Third Vendor, the First Guarantor and the Second Guarantor is a third party independent of the Group and connected persons (as defined in the Listing Rules) of the Group. The beneficial owners of the Second Vendor are independent third parties to the Group and connected persons (as defined in the Listing Rules) of the Group.

Assets to be acquired

The Sale Shares, being 10% of the issued share capital of Corning Investments. There is no restriction on subsequent disposal of the Sale Shares.

Consideration

The Consideration is HK$36,000,000 and has been satisfied by the issue and allotment of 10,943,199 Consideration Shares, 10,943,199 Consideration Shares and 9,379,886 Consideration Shares credited as fully paid to the First Vendor, the Second Vendor and the Third Vendor respectively or to their respective nominee(s).

The Consideration of the Acquisition was determined after arm's length negotiation between the Company and the Vendor with reference to (i) the business prospects including the profitability potential, geographical scalability and market advantage offered by DOTV and Today's Media; (ii) the potential synergistic edge evolving from the existing product portfolio of the Group and the wide-reaching market coverage advantage of DOTV and Today's Media; (iii) the practical value of the installed media base thereby further stretching the marketing platform of the Group. As such, the Directors are of the view that the Consideration of the Acquisition is fair and reasonable and in the interest of the Company and the Shareholders as a whole. A total of 31,266,284 new Shares have been issued and allotted as Consideration Shares upon Completion. The Consideration Shares represent approximately 13.96% of the issued share capital of the Company immediately before Completion and 12.25% of the issued share capital of the Company as enlarged by the issue of the Consideration Shares.

The issue price of the Consideration Shares at HK$1.1514 each credited as fully paid represents a discount of approximately 6.39% to the closing price of the Shares of HK$1.23 on 13 August 2007 and a discount of approximately 1.59% to the closing price of the Shares of HK$1.17 on the Latest Practicable Date; and a discount of approximately 5% to the average of the closing prices of the Shares as quoted on the Stock Exchange for the five trading days prior to the date of the Share Acquisition Agreement of HK$1.212.

The Consideration Shares have been issued by the Company under the General Mandate on the Completion Date, by which the Directors may allot up to 44,323,086 Shares. Save for the Consideration Shares issued by the Directors under the General Mandate, no Shares have been issued pursuant to the General Mandate as at the date hereof. The Consideration Shares represent approximately 70.54% of the Shares that may be allotted under the General Mandate. Save for the Consideration Shares issued and allotted to the First Vendor which are subject to a lock-up period of 12 months from the Completion Date, there is no restriction on subsequent disposal of the remaining Consideration Shares.

Application has been made by the Company for the listing of, and the permission to deal in, the Consideration Shares.

Guarantee and Indemnity

The First Guarantor and the Second Guarantor jointly, severally, unconditionally and irrevocably guarantee to National Cape the due and punctual performance by any of the Vendors of all its obligations under the Share Acquisition Agreement and agree to indemnify National Cape against all losses, damages, costs and expenses which National Cape may suffer through or arising from any breach by any of the Vendors of such obligations.

Conditions

Completion is conditional upon the fulfilment of, among others, the following Conditions:

(a) completion of the legal and financial due diligence review of the business, affairs, operation and financial position of the Target Group and the due incorporation of, the valid existence of and the power and capacity to carry on the Business by the members in the Target Group to the satisfaction of National Cape; and

(b) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which neither the Vendors nor National Cape may reasonably object) or agreed to grant listing of and permission to deal in the Consideration Shares.

If any of the Conditions shall not have been fulfilled (or waived in accordance with the Share Acquisition Agreement) by the Long Stop Date, the Share Acquisition Agreement and everything therein contained shall, subject to the liability of any party to the others in respect of any breaches of the terms thereof, be null and void and of no effect.

Completion

According to the Share Acquisition Agreement, Completion shall be on or before any business day after satisfaction of the last of the Conditions within three months after the date of the Share Acquisition Agreement (or such later date as the parties may agree in writing prior to Completion). Completion has taken place on 24 August 2007.

Information on Corning Investments and its subsidiaries

Corning Investments is a company incorporated in the British Virgin Islands on 28 February 2007. Corning Investments is an investment holding company. Its only assets are the entire shareholding interests in DOTV and Today's Media. DOTV and Today's Media are principally engaged in the provision of outdoor media advertising and broadcasting network.

Immediately before Completion, Corning Investments was owned as to 3.5% by the First Vendor, as to 18% by the Second Vendor, as to 3% by the Third Vendor and as to 75.5% by 2 third parties. Both the 2 third parties and their respective ultimate beneficial owners are independent of the Vendors, the Company and connected persons (as defined under the Listing Rules) of the Vendors and the Company.

DOTV is a media company incorporated in Hong Kong on 9 June 2006, and its business is the first to build the largest outdoor television network with the latest high definition display and broadband technology. To quickly become a dominant player in this high growth media market, DOTV acquired Today's Media on 2 May 2007 and started its operation since then. Today's Media is a company incorporated in Hong Kong on 15 October 2004 and has an installed base of over 100 plasma TVs in various locations in Hong Kong. The source of income for DOTV mainly comes from advertisement over the DOTV's network that can reach a lot of high spending consumers when they are out-of-home (OOH). Today's Media has recorded net loss before and after tax for each of the two financial years ended 31 December 2006 as follows:

	For the year ended 31 December 2005 *(audited)*	For the year ended 31 December 2006 *(unaudited)*
Loss before and after tax	HK$2,724,820	HK$4,836,499

According to the unaudited consolidated financial statements of the Target Group as at 31 May 2007, the net liabilities of the Target Group was approximately HK$659,000 and the Target Group recorded a loss before and after tax of approximately HK$660,000 for the 5 month period ended 31 May 2007.

DOTV has currently over 100 locations with an average of one to two TVs installed per store, including restaurants, computer arcade and record stores. With its aggressive expansion, DOTV targets to reach over 250 locations in 2007, with a weekly reach of over 3 millions high spending young adults in Hong Kong.

As an alternative media option for advertisers from traditional TV, hard-printing and outdoor media, DOTV provides cutting-edge technology to catch up the wave of the increase of High Definition video content and the increase of media spending for OOH reach. DOTV aims at positioning itself as the market leader in this new OOH media in the foreseeable future.

Upon completion of the Share Acquisition Agreement, Corning Investments has been owned as to 10% by the Company. The results of the Target Group will not be consolidated into the Group's financial results for the financial year ending 31 December 2007.

Reasons for the Acquisition

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, other electronic and electrical products and property investment. National Cape is principally engaged in investment holding.

The Second Vendor is principally engaged in investment holding.

The Board is of the view that the businesses of the Group shall be strengthened and further diversified by engaging in the sectors/industries which are anticipated to improve its profitability and broaden its revenue stream. In view of the virtue of the Acquisition, the Board believes that the media advertising and broadcasting business is expected to expand the Group's business horizon and create massive exposure opportunities by tapping into the potential synergistic benefit as a result of the Group's existing high-value consumer product portfolio crossing over the outdoor TV platform of DOTV. Foreseeing that the coverage of the outdoor TV platform will expand into different geographical regions, including Macau and mainland China, the Group can further leverage its business to enhance the brand values of its growing product portfolios in the next level. Given the potential of high growth of the next-generation out of home digital broadcasting market in Hong Kong and mainland China and the synergistic advantage resulting from the marketing power of DOTV, the Company will continue to explore opportunities in this direction.

The Acquisition is not expected to have any material impact on the earnings, assets and liabilities of the Group and would not result in any change of control of the Company.

In view of the above, the Directors are of the view that the terms of the Share Acquisition Agreement including the Consideration are fair and reasonable so far as the Shareholders are concerned and the Share Acquisition Agreement is in the interests of the Company and the Shareholders as a whole.

General

The Acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

Additional Information

Your attention is drawn to the general information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

SHARE CAPITAL

The authorised and issued share capital, before and immediately following completion of the Acquisition, of the Company as at the Latest Practicable Date were as follows:

Authorised share capital		*HK$*
350,000,000	Shares	350,000,000
Issued as fully paid		*HK$*
224,048,475	Shares in issue before Completion	224,048,475
31,266,284	Consideration Shares issued pursuant to the Share Acquisition Agreement	31,266,284
255,314,759	Shares in issue as at the Latest Practicable Date	255,314,759

The Consideration Shares issued pursuant to the Share Acquisition Agreement rank pari passu with the existing Shares.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of

the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interests and short positions in Shares as at the Latest Practicable Date:

Director	Personal interests	Number of Shares Family interests	Corporate interests	Total
Mr. Richard Man Fai LEE	1,556,438(L)	78,657(L) *(Note 1)*	97,133,570(L) *(Note 2)*	98,768,665 *(Note 5)*
Mr. Jeff Man Bun LEE	471,900(L)	–	98,579,289(L) *(Notes 2 & 3)*	99,051,189 *(Note 5)*
Mr. Tik Tung WONG	200,000(L)	–	–	200,000 *(Note 5)*
Mr. Waison Chit Sing HUI	100,000(L)	–	–	100,000 *(Note 5)*
Mr. Boon Seng TAN	271,385(L)	–	–	271,385 *(Note 5)*
Mr. Raymond Cho Min LEE	–	–	1,920,200(L) *(Note 4)*	1,920,200 *(Note 5)*
Ms. Kam Har YUE	5,209,716(L)	–	97,133,570(L) *(Note 2)*	102,343,286 *(Note 5)*

Notes:

1. The 78,657 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 98,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors hold any short position in the Shares.

(L) denotes long position

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Richard Man Fai LEE	10 August 2001	5,506,050(L)	16 September 2001 – 15 September 2007	1.6610
	24 September 2002	2,215,928(L)	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	220,000(L)	11 June 2007 – 10 June 2013	1.0000
Mr. Jeff Man Bun LEE	4 June 2002	314,631(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	143,000(L)	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	100,000(L)	11 June 2007 – 10 June 2013	1.0000
Mr. Raymond Cho Min LEE	4 June 2002	220,241(L)	4 June 2002 – 3 June 2008	1.0000
	24 September 2002	1,144(L)	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	50,000(L)	11 June 2007 – 10 June 2013	1.0000
Mr. Ying Kwan CHEUNG	11 June 2007	50,000(L)	11 June 2007 – 10 June 2013	1.0000
Ms. Kam Har YUE	10 August 2001	5,506,050(L) *(Note 1)*	16 September 2001 – 15 September 2007	1.6610
	29 August 2001	78,657(L)	30 September 2001 – 29 September 2007	1.6610
	24 September 2002	64,064(L) *(Note 2)*	24 September 2002 – 23 September 2008	1.0000
	11 June 2007	80,000(L)	11 June 2007 – 10 June 2013	1.0000

Notes:

1. The 5,506,050 Options granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

2. The 64,064 Options granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

(L) denotes long position

(c) Beneficial interests and short positions in shares in associated corporations as at the Latest Practicable Date:

Director	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Ms. Kam Har YUE	Rogers Entertainment International Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	16,090,000 *(Note 1)*	Non-voting deferred shares
	Wo Kee Hong Limited	8,900 *(Note 2)*	Non-voting deferred shares
	Wo Kee Services Limited	1 *(Note 3)*	Non-voting deferred share

Notes:

1. The 15,750,000 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

2. The 8,500 shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, are included.

3. The 1 share held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE, is included.

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 5% or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Beneficial interests and short positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of Shareholder	Number of Shares	Number of underlying shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	97,133,570 (L) *(Note 1)*	–	38.04%
Cyber Generation Limited	325,000 (L) *(Note 2)*	–	0.12%
Great Intelligence Holdings Limited	3,175,800 (L) *(Note 2)*	–	1.24%
Cross Profit Capital Limited	–	30,000,000 (L) *(Note 2)*	11.75%

Notes:

1. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited. The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

   Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, owns more than one-third of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   The 3,175,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

   Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

   ITC Management Group Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

(L) denotes long position

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

DIRECTORS' INTEREST IN SERVICE CONTRACTS

None of the Directors has entered or is proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

LITIGATION

Save as disclosed below, so far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry (India) ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications Pvt. Ltd. ("WKH Communications") and WKH India Pvt. Limited ("WKH India") for an amount of approximately HK$1,300,000 allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company, is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1,300,000 claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India, and a hearing will be held on 5 September 2007. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers. As at the Latest Practicable Date, the Court has not yet made any decision.

COMPETING INTEREST

As at the Last Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company is Mr. Tik Tung WONG, who is a fellow member of the Association of Chartered Certified Accountants and associate member of Hong Kong Institute of Certified Public Accountants.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司證券全部**售出或轉讓**，應立即將本通函交予買主、承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

本通函僅供參考之用，並不構成收購、購買或認購證券之邀請或要約。

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

有關收購
戶外媒體廣告及
廣播業務之
須予披露交易

本公司之財務顧問

金利豐財務顧問有限公司

* *僅供識別*

二零零七年八月三十日

目錄

釋義

於本通函內，除非文意另有所指，下列詞彙具有以下涵義：

「收購事項」	指	有條件收購康寧投資之10%已發行股份
「董事會」	指	董事會
「業務」	指	DOTV及今媒體從事之提供戶外媒體廣告及廣播網絡之業務
「本公司」	指	和記行(集團)有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市
「完成」	指	根據股份收購協議完成收購事項
「完成日」	指	於股份收購協議日期三個月內滿足最後一項條件後之任何營業日，或有關訂約方書面議定之其他日期
「條件」	指	完成股份收購協議之條件
「代價」	指	收購事項之代價
「代價股份」	指	根據股份收購協議發行予賣方或其指示之其他人士之31,266,284股入賬列為繳足之新股
「康寧投資」	指	康寧投資有限公司，一間於英屬處女群島註冊成立之公司
「董事」	指	本公司董事
「DOTV」	指	數碼戶外電視(香港)有限公司，一間於香港註冊成立之公司，並由康寧投資全資擁有

「第一擔保人」	指	劉智遠
「第一批待售股份」	指	第一賣方持有之7股每股面值1.00美元之康寧投資股份
「第一賣方」	指	楊珮
「一般授權」	指	本公司於二零零七年五月三十一日舉行之股東週年大會上授予董事之一般授權
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零七年八月二十八日，即本通函付印前為確定其所載之若干資料之最後實際可行日期
「上市規則」	指	《聯交所證券上市規則》
「最後完成日期」	指	二零零七年十一月十三日或股份收購協議訂約方可能議定之其他日期
「National Cape」	指	National Cape Development Limited，一間於英屬處女群島註冊成立之公司及本公司之全資附屬公司
「待售股份」	指	第一批待售股份、第二批待售股份及第三批待售股份，佔康寧投資已發行股本之10%
「第二擔保人」	指	袁念祖
「第二批待售股份」	指	第二賣方持有之7股每股面值1.00美元之康寧投資股份
「第二賣方」	指	Executive Talent Limited，一間於英屬處女群島註冊成立之公司
「股份收購協議」	指	訂立於二零零七年八月十三日，由本公司、第一賣方、第二賣方、第三賣方、第一擔保人及第二擔保人就收購事項訂立之協議

「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值為1.00港元之普通股股份
「聯交所」	指	香港聯合交易所有限公司
「目標集團」	指	康寧投資及其附屬公司
「第三批待售股份」	指	第三賣方持有之6股每股面值1.00美元之康寧投資股份
「第三賣方」	指	葉譪芳
「今媒體」	指	今媒體有限公司，一間於香港註冊成立之公司，並為DOTV全資擁有
「賣方」	指	第一賣方、第二賣方及第三賣方

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

執行董事：
李文輝先生*(執行主席兼行政總裁)*
李文彬先生
汪滌東先生
許捷成先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

二零零七年八月三十日

敬啟者：

有關收購
戶外媒體廣告及
廣播業務之
須予披露交易

緒言

本公司於二零零七年八月十四日公告，於二零零七年八月十三日，本公司之全資附屬公司National Cape與第一賣方、第二賣方、第三賣方、第一擔保人及第二擔保人訂立股份收購協議，以收購康寧投資已發行股本之10%，代價為36,000,000港元。康寧投資擁有DOTV全部已發行股本中之權益，而DOTV及其全資附屬公司令媒體主要從事提供戶外媒體廣告及廣播網絡之業務。

* *僅供識別*

根據上市規則第14.06(2)條，收購事項構成本公司一項須予披露交易。本通函旨在向　閣下提供有關收購事項之進一步資料。

日期為二零零七年八月十三日之股份收購協議

訂約方

買方：　National Cape

第一賣方：　楊珮

第二賣方：　Executive Talent Limited（一間於英屬處女群島註冊成立之公司）

第三賣方：　葉韻芳

第一擔保人：　劉智遠

第二擔保人：　袁念祖

經作出所有合理查詢後，據董事所知、所悉及所深信，第一賣方、第二賣方、第三賣方、第一擔保人及第二擔保人各自乃獨立於本集團及本集團之關連人士（定義見上市規則）之第三方，第二賣方之實益擁有人乃獨立於本集團及本集團之關連人士（定義見上市規則）之第三方。

將予收購之資產

待售股份佔康寧投資已發行股本之10%。於日後出售待售股份時並無任何限制。

代價

代價為36,000,000港元，並透過向第一賣方、第二賣方及第三賣方或彼等各自之指定人士以繳足股款分別發行及配發代價股份10,943,199股、10,943,199股及9,379,886股之方式支付。

收購事項之代價乃由本公司及賣方經參照(i)DOTV及今媒體提供之業務前景，包括盈利潛力、地域拓展度及市場優勢；(ii)本集團現有產品組合與DOTV及今媒體廣闊市場覆蓋優勢產生的潛在協同優勢；(iii)已安裝之媒體據點之實用價值進一步拓展本集團之市場推廣平台，經公平磋商釐定。故此，董事認為代價為合理公平，且符合本公司及股東之整體利益。合共31,266,284股新股份已於完成時發行及配發為代價股份。代價股份佔本公司於緊接完成之前已發行股本約13.96%，並佔經發行代價股份擴大之本公司已發行股本之12.25%。

代價股份之發行價為每股1.1514港元並入賬列為繳足，較股份於二零零七年八月十三日每股1.23港元之收市價折讓約6.39%；較股份於最後實際可行日期每股1.17港元之收市價折讓約1.59%；並較於股份收購協議訂立日期前五個交易日於聯交所所報之股份平均收市價1.212港元折讓約5%。

代價股份已於完成日由本公司根據一般授權發行，據此，董事可配發最多44,323,086股股份。除已由董事根據一般授權而發行之代價股份外，概無任何股份於該日期根據一般授權予以發行。代價股份佔根據一般授權可配發之股份約70.54%。除已向第一賣方發行及配發且受限於自完成日起計十二個月之禁售期之代價股份外，餘下代價股份並無任何出售限制。

本公司已向聯交所申請批准代價股份上市及買賣。

擔保及彌償保證

第一擔保人及第二擔保人共同地無條件及不可撤回地向National Cape擔保賣方將依時妥為履行股份收購協議下之全部責任，並同意就National Cape可能透過或因賣方違反任何該等責任而產生之所有損失、損害、費用及開支作出彌償保證。

條件

完成須待達成（其中包括）以下條件，方可作實：

(a) 完成有關目標集團之業務、事務、營運及財務狀況之法律及財務盡職審查，及獲National Cape信納目標集團成員公司已正式註冊成立、有效存續及具有可進行業務之權力與身份；及

(b) 聯交所上市委員會已批准（無條件或僅須遵守無論賣方或National Cape都不會提出合理反對之條件）或同意代價股份上市及買賣。

倘任何條件於最後完成日期前仍未獲達成（或根據股份收購協議獲豁免），則股份收購協議及其中所載一切事項將告失效及作廢，惟協議各方仍須就先前違反協議之條款向其他方承擔責任。

完成

根據股份收購協議，完成應於最後一項條件在股份收購協議訂立日期(或各訂約方於完成前可能以書面同意之該等較後日期)後三個月內獲履行後之任何營業日或之前發生。完成已於二零零七年八月二十四日達成。

有關康寧投資及其附屬公司之資料

康寧投資為一間於二零零七年二月二十八日在英屬處女群島註冊成立之公司。康寧投資為一間投資控股公司。其唯一資產為DOTV及今媒體之全部股權。DOTV及今媒體主要從事提供戶外媒體廣告及廣播網絡。

於緊接完成之前，康寧投資由第一賣方持有3.5%股權、第二賣方持有18%股權、第三賣方持有3%股權及兩名第三方持有75.5%股權。該兩名第三方及彼等之最終實益擁有人乃獨立於賣方、本公司及賣方與本公司之關連人士(定義見上市規則)。

DOTV為一間於二零零六年六月九日在香港註冊成立之媒體公司，其業務為率先興建最大之戶外電視網絡，具最新高清顯示系統及寬頻科技。為迅速成為此高增長媒體市場之重要一員，DOTV於二零零七年五月二日收購今媒體及自此開始其營運。今媒體為一間於二零零四年十月十五日在香港註冊成立之公司，於香港不同地區已安裝逾100部等離子電視。DOTV之收入來源主要來自DOTV網絡之廣告，收視覆蓋很多身處戶外的高消費客戶。於截至二零零六年十二月三十一日止兩個財政年度，今媒體均錄得除稅前及除稅後淨虧損如下：

	截至二零零五年十二月三十一日止年度 *(經審核)*	截至二零零六年十二月三十一日止年度 *(未經審核)*
除稅前及除稅後虧損	2,724,820港元	4,836,499港元

根據目標集團截至二零零七年五月三十一日未經審核之綜合財務報表，目標集團之負債淨額約為659,000港元，而目標集團於截至二零零七年五月三十一日止五個月期間錄得除稅前及除稅後虧損約660,000港元。

DOTV現時覆蓋超過100個地點，包括餐廳、電腦商場及唱片店，每間店舖平均已安裝一至兩部電視。隨著其積極擴展，DOTV致力於二零零七年覆蓋超過250個地點，每星期可接觸300多萬個香港高消費青年。

作為傳統電視、印刷及室外媒體廣告商的另類媒體選擇，DOTV提供最新技術以緊貼日見普及的高清影像內容及逐漸增加的戶外媒體消費趨勢。DOTV致力於可見將來成為此新戶外媒體的市場領導者。

於股份收購協議完成後，康寧投資已由本公司持有10%股權。目標集團之業績將不會與本集團截至二零零七年十二月三十一日止財政年度之財務業績綜合計算。

收購事項之理由

本集團主要經營入口、市場推廣及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件、機動遊艇、其他電子及電器產品及物業投資。National Cape主要從事投資控股。

第二賣方主要從事投資控股。

董事會認為，從事預期可改善本集團盈利能力及拓闊其收入來源之界別／行業將令本集團之業務得以進一步強化及多元化。就收購事項而言，董事會相信，由於本集團現有高增值消費產品組合切合DOTV之戶外電視平台，媒體廣告及廣播業務因而預計將透過利用潛在之協同優勢，擴展本集團之業務領域並創造大量商機。預計戶外電視平台將拓展至不同地域（包括澳門及中國內地），本集團即可進一步運用該業務將其不斷增長之產品組合之品牌價值提升至另一層次。鑑於下一代戶外數碼廣播市場於香港及中國內地之高增長潛力，及DOTV市場推廣能力產生之協同效益，本公司將繼續向該方向尋求機遇。

收購事項預期對本集團之盈利、資產及負債不會構成任何重大影響，並將不會導致本集團控制權有任何變動。

基於上述理由，董事認為股份收購協議之條款（包括代價）就股東而言乃屬公平合理，且股份收購協議符合本公司及股東之整體利益。

一般事項

收購事項根據上市規則第14.06(2)條構成一項須予披露交易。

其他資料

謹請　閣下留意本通函附錄所載之一般資料。

此　致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知，確認本通函內表達之所有意見乃經審慎周詳考慮後作出，且本通函並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

股本

於最後實際可行日期，本公司緊接收購事項完成前後之法定及已發行股本如下：

	港元
法定股本	
350,000,000 股股份	350,000,000
以繳足股款發行	*港元*
224,048,475 股完成前已發行股份	224,048,475
31,266,284 股根據股份收購協議發行之代價股份	31,266,284
255,314,759 股於最後實際可行日期已發行之股份	255,314,759

根據股份收購協議發行之代價股份與現有股份享有同等權益。

董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司各董事及主要行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列

入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份之實益權益及淡倉：

		股份數目		
董事	個人權益	家族權益	公司權益	總計
李文輝先生	1,556,438(L)	78,657(L) *(附註1)*	97,133,570(L) *(附註2)*	98,768,665 *(附註5)*
李文彬先生	471,900(L)	–	98,579,289(L) *(附註2及3)*	99,051,189 *(附註5)*
汪滌東先生	200,000(L)	– –	–	200,000 *(附註5)*
許捷成先生	100,000(L)	– –	–	100,000 *(附註5)*
陳文生先生	271,385(L)	– –	–	271,385 *(附註5)*
李卓民先生	–	–	1,920,200(L) *(附註4)*	1,920,200 *(附註5)*
余金霞女士	5,209,716(L)	–	97,133,570(L) *(附註2)*	102,343,286 *(附註5)*

附註：

1. 該78,657股股份由李文輝先生之配偶何秀月女士持有。

2. 該97,133,570股股份由CyberTower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited作為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該98,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(L) 指好倉

(b) 於最後實際可行日期於本公司股本衍生工具之相關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李文輝先生	二零零一年八月十日	5,506,050(L)	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零二年九月二十四日	2,215,928(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	220,000(L)	二零零七年六月十一日至二零一三年六月十日	1.0000
李文彬先生	二零零二年六月四日	314,631(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	100,000(L)	二零零七年六月十一日至二零一三年六月十日	1.0000
李卓民先生	二零零二年六月四日	220,241(L)	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144(L)	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	50,000(L)	二零零七年六月十一日至二零一三年六月十日	1.0000
張應坤先生	二零零七年六月十一日	50,000(L)	二零零七年六月十一日至二零一三年六月十日	1.0000
余金霞女士	二零零一年八月十日	5,506,050(L) *(附註1)*	二零零一年九月十六日至二零零七年九月十五日	1.6610
	二零零一年八月二十九日	78,657(L)	二零零一年九月三十日至二零零七年九月二十九日	1.6610
	二零零二年九月二十四日	64,064(L) *(附註2)*	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	80,000(L)	二零零七年六月十一日至二零一三年六月十日	1.0000

附註：

1. 包括授予余金霞女士之配偶李永森先生之5,506,050份認股權。

2. 包括授予余金霞女士之配偶李永森先生之64,064份認股權。

(L) 指好倉

(c) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
余金霞女士	樂爵士娛樂國際有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	16,090,000 *(附註1)*	無投票權遞延股
	和記電業有限公司	8,900 *(附註2)*	無投票權遞延股
	和記電器服務有限公司	1 *(附註3)*	無投票權遞延股

附註：

1. 包括由余金霞女士之配偶李永森先生持有之15,750,000股股份。

2. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。

3. 包括由余金霞女士之配偶李永森先生持有之1股股份。

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)任何股份、相關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值5%或以上之人士如下：

於最後實際可行日期於股份及本公司股本衍生工具之相關股份之實益權益及淡倉：

股東名稱	股份數目	股本衍生工具之相關股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	97,133,570(L) *(附註1)*	–	38.04%
Cyber Generation Limited	325,000(L) *(附註2)*	–	0.12%
Great Intelligence Holdings Limited	3,175,800(L) *(附註2)*	–	1.24%
Cross Profit Capital Limited	–	30,000,000(L) *(附註2)*	11.75%

附註：

1. 該97,133,570股股份由Cyber Tower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited作為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有。Cyber Generation Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司。而該30,000,000股股份指由Hanny Magnetics (B.V.I.) Limited(為錦興集團有限公司之全資附屬公司)之全資附屬公司Cross Profit Capital Limited 持有之30,000,000港元可按1.00港元轉換之可換股可贖回票據全部獲轉換後發行之股份。

   其威投資有限公司(即Mankar Assets Limited之全資附屬公司)擁有錦興集團有限公司全部已發行股本超過三分之一之股權。Mankar Assets Limited為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   該3,175,800股股份由Great Intelligence Holdings Limited 持有，該公司為ITC Management Group Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

   Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited及德祥企業集團有限公司均被視作於Cyber Generation Limited持有之股份中擁有權益，及於Cross Profit Capital Limited持有可換股可贖回票據之相關股份中擁有權益。

   ITC Management Group Limited及德祥企業集團有限公司均被視作於Great Intelligence Holdings Limited 持有之股份中擁有權益。

(L) 指好倉

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

董事於服務合約之權益

董事與本集團成員公司之間概無訂立或擬訂立服務合約(不包括於一年內屆滿或於一年內免付賠償(法定賠償除外)之合約)。

訴訟

除下文所披露者外，據董事所知，於最後實際可行日期，本公司或任何附屬公司概無涉及重大訴訟或仲裁，且並無任何重大訴訟或申索待決或對本公司或其任何附屬公司構成威脅。

於二零零四年三月，Supreme Electronic Industry (India)(「Supreme Electronic」)的持有人Jasbir Singh向WKH Communications Pvt. Ltd. (「WKH Communications」)及WKH India Pvt. Limited(「WKH India」)及其他人士提出法律訴訟，追討為數約1,300,000港元，並指稱WKH Communications欠下該款項。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購賣若干音響系統及配件。本公司的附屬公司WKH India根據該買賣協議，為WKH Communications作出擔保。而所追討的1,300,000港元為WKH Communications根據上述買賣協議應付的買價及該等貨物銷售稅之合計金額。原告已向印度法院申請針對WKH Communications及WKH India作出判決，並將於二零零七年九月五日進行聆訊。本集團已聘用一間印度律師事務所，作為WKH India在該訴訟程序中的代表及法律顧問。本集團將按其法律顧問所提供的意見採取適當行動。直至最後實際可行日期為止，法院並未作出任何裁決。

構成競爭之權益

於最後實際可行日期，據董事所知，董事及彼等之聯繫人士(定義見上市規則)概無於任何與本集團業務構成或可能構成競爭之業務中擁有權益。

其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司在香港之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 本公司之合資格會計師為汪滌東先生，彼為特許公認會計師公會之資深會員及香港會計師公會之會員。

(d) 本通函之中英文本如有歧異，概以英文為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser, transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

VERY SUBSTANTIAL DISPOSAL
DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF WO KEE HONG ESTATES LIMITED AND EVER RISING INVESTMENTS LIMITED

A letter from the Board is set out on pages 4 to 10 of this circular.

A notice convening the special general meeting of Wo Kee Hong (Holdings) Limited to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, 6 November 2007 at 10:00 a.m. is set out on pages 137 to 139 of this circular. If you are not able to attend the special general meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time appointed for holding the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *for identification purpose only*

18 October 2007

CONTENT

In this circular, the following expressions have the following meanings set out below unless the context otherwise requires:

"Adjustment Assets"	the aggregate of: (i) the total assets of Ever Rising excluding the investment property, fixed assets, leasehold improvement, rental arrears and other items in the balance sheet of Ever Rising as agreed by the parties; (ii) the total assets of Stoneycroft excluding the investment property, fixed assets, leasehold improvement, rental arrears and other items in the balance sheet of Stoneycroft as agreed by the parties; and (iii) the total assets of WKH Estates excluding the investment in Stoneycroft and any fixed assets;
"Adjustment Liabilities"	the aggregate of: (i) the total liabilities of Ever Rising excluding those items in balance sheet of Ever Rising as agreed by the parties; (ii) the total liabilities of Stoneycroft excluding expired rental deposits; and (iii) the total liabilities of WKH Estates excluding those items in balance sheet of WKH Estates as agreed by the parties;
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Completion"	completion of the Sale and Purchase Agreement;
"connected persons"	has the meaning ascribed thereto in the Listing Rules;
"Directors"	the directors of the Company;
"Disposal"	the sale of the Sale Shares pursuant to the Sale and Purchase Agreement;
"Ever Rising"	Ever Rising Investments Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of WKH BVI;

"Ever Rising Sale Shares"	2 shares of HK$1.00 each in the share capital of Ever Rising, representing the entire issue share capital of Ever Rising;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date"	16 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Long-stop Date"	23 November 2007;
"Non-voting Deferred Shares"	the 20,000,000 non-voting deferred shares of HK$1.00 each in the capital of Stoneycroft;
"Property"	Wo Kee Hong Building at Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;
"Property Encumbrances"	the charges/mortgages over the Property to secure banking facilities granted to the Retained Group, the outstanding amount as at 31 July 2007 is approximately HK$154 million;
"Purchaser"	MGI HK Investments, a company incorporated in the Cayman Islands;
"PRC"	the People's Republic of China, and for the sole purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Remaining Group"	the Group immediately following Completion;
"Retained Group"	the Group including WKH BVI but excluding the WKH Estates Group and Ever Rising;
"Sale and Purchase Agreement"	the sale and purchase agreement between WKH BVI and the Purchaser dated 13 September 2007 in relation to the Disposal;
"Sale Shares"	WKH Estates Sale Share and Ever Rising Sale Shares;

"SFO"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"SGM"	the special general meeting of the Company to be convened to consider the Disposal and any transactions contemplated thereunder;
"Shareholders"	the holders of Shares;
"Shares"	the ordinary shares of HK$1.00 each in the capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Stoneycroft"	Stoneycroft Estates Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of WKH Estates;
"US$"	United States dollar, the lawful currency of the United States of America;
"WKH BVI"	Wo Kee Hong (B.V.I.) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company;
"WKH Estates"	Wo Kee Hong Estates Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of WKH BVI;
"WKH Estates Group"	WKH Estates and Stoneycroft; and
"WKH Estates Sale Share"	1 share of US$1.00 in the share capital of WKH Estates, representing the entire issued share.

WO KEE HONG (HOLDINGS) LIMITED
和 記 行 (集 團) 有 限 公 司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

Executive Directors:
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Waison Chit Sing HUI

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585–609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

18 October 2007

To the Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL
DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF WO KEE HONG ESTATES LIMITED AND EVER RISING INVESTMENTS LIMITED

INTRODUCTION

The Company announced on 14 September 2007 that WKH BVI, a wholly-owned subsidiary of the Company, entered into the Sale and Purchase Agreement on 13 September 2007 with the Purchaser pursuant to which WKH BVI agreed to sell, and the Purchaser agreed to acquire, the entire issued share capital of WKH Estates (which will at Completion be beneficially interested in the Non-voting Deferred Shares in Stoneycroft) and Ever Rising, for a total consideration of HK$373,000,000.

* *for identification purpose only*

The Disposal constitutes a very substantial disposal for the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide you with further information regarding the Disposal.

THE SALE AND PURCHASE AGREEMENT DATED 13 SEPTEMBER 2007

Parties:

Vendor: Wo Kee Hong (B.V.I.) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company.

Purchaser: MGI HK Investments, a company incorporated in the Cayman Islands. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of the Company and its connected persons. The principal businesses of the Purchaser are investment holding and property investment.

Assets to be disposed of:

(i) 1 share of US$1.00 in the share capital of WKH Estates, representing the entire issued share capital of WKH Estates; and

(ii) 2 shares of HK$1.00 each in the share capital of Ever Rising, representing the entire issued share capital of Ever Rising.

Details of the WKH Estates Group and Ever Rising are set out in the paragraph headed "Information on WKH Estates, Stoneycroft and Ever Rising" below.

Consideration:

The consideration for the Sale Shares shall be HK$373,000,000 (as to HK$372,230,000 for the WKH Estates Sale Share and as to HK$770,000 for the Ever Rising Sale Shares) which shall be paid by the Purchaser to WKH BVI in the following manner:

(a) an initial deposit in the sum of HK$3,730,000 shall be paid to a solicitors' firm as stakeholders upon signing of the Sale and Purchase Agreement;

(b) a further deposit in the sum of HK$33,570,000 shall be paid to a solicitors' firm as stakeholders on or before 22 September 2007; and

(c) the balance of the Consideration in the sum of HK$335,700,000 shall be paid by the Purchaser at Completion and the escrow amount referred to in (a) and (b) above and paid to the solicitors' firm shall be released to WKH BVI at Completion.

The initial deposit and the further deposit in the total sum of HK$37,300,000 have been paid by the Purchaser on 13 September 2007 and 21 September 2007 respectively.

The Consideration was arrived at after arm's length negotiation between the parties with reference to the book value of the Property as at 31 July 2007 in the amount of HK$330,000,000. This basis was being used because the Property is the major asset of WKH Estates Group and Ever Rising.

Post-completion adjustment:

Within 60 business days after completion, the parties shall agree the Adjustment Assets and Adjustment Liabilities determined by reference to the balance sheet of each of WKH Estates, Stoneycroft and Ever Rising made up to 30 November 2007.

Where:

(a) the Adjustment Assets exceed the Adjustment Liabilities, the Purchaser shall pay the excess to WKH BVI within 5 business days of the determination; or

(b) the Adjustment Liabilities exceed the Adjustment Assets, WKH BVI shall pay the excess to the Purchaser within 5 business days of the determination.

Where the Adjustment Assets are equal to the Adjustment Liabilities, no payment shall be made by either party.

Conditions:

Completion of the Disposal is conditional upon the fulfilment or waiver of the following on or before 23 November 2007:

(a) the approval of the Sale and Purchase Agreement and the sale of the Sale Shares contemplated under the Sale and Purchase Agreement by the Shareholders as required by the Listing Rules

(b) WKH BVI having proved good title to the Property free from all encumbrances save and except for the existing encumbrances which will be released at Completion;

(c) the Purchaser undertaking a due diligence review (including corporate and financial aspects) of the WKH Estates Group and Ever Rising and being satisfied with such review in all material respects;

(d) the warranties set out in the Sale and Purchase Agreement remaining true, accurate and not misleading;

(e) where applicable, WKH BVI having obtained the necessary consents from its banks such that the entering into of the Sale and Purchase Agreement by WKH BVI and the transactions contemplated hereunder will not constitute a default under any of the bank facility documents of which WKH BVI and/or any of the Retained Group is a party;

(f) WKH BVI able to locate certain original title deeds and documents relating to the Property on or before 31 October 2007 (or such later date as the parties may agree in writing) or provide to the Purchaser on or before 31 October 2007 (or such later date

as the parties may agree in writing) a statutory declaration as agreed between the parties and made by a partner of a law firm and/or the director of Ever Rising and/or another appropriate person who is last known to have had possession of the said title deeds; and

(g) WKH BVI to provide documents to the Purchaser on or before 31 October 2007 to evidence the transfer of the 20,000,000 non-voting deferred shares of HK$1.00 each in the capital of Stoneycroft to WKH Estates at a consideration of HK$1.00 by each of its current holder.

If (i) WKH BVI informs the Purchaser of any fact which would prevent any of the conditions from being satisfied by the Long-stop Date; or (ii) any of the conditions set out in (a) to (g) is not fulfilled or waived by the Purchaser on or before the Long-stop Date; or (iii) WKH BVI fails to provide to the Purchaser a certificate of incumbency by its registered agent to be dated no earlier than seven days before Completion by the business day before the date of Completion, the Purchaser may (without limitation to any of its rights, powers and remedies under the Sale and Purchase Agreement and provided by law) terminate the Sale and Purchase Agreement by notice in writing to WKH BVI. As at the Latest Practicable Date, condition (f) has been fulfilled.

Completion date:

29 November 2007 or such other date as the parties shall agree in writing.

Lease back units:

On Completion, members of the Retained Group shall lease back certain units of the Property with a total floor area of approximately 155,172 square feet for a term of two years commencing from 30 November 2007 to 29 November 2009 for factories and ancillary offices purposes. The aggregate monthly rental for the lease back units is HK$730,802.60. The Retained Group will be granted licences to use 16 car parking spaces free of charge.

INFORMATION ON WKH ESTATES, STONEYCROFT AND EVER RISING

WKH Estates is an investment holding company incorporated in the British Virgin Islands on 15 December 1995. The sole asset of WKH Estates is its interest in the entire issued share capital of Stoneycroft.

Stoneycroft is a company incorporated in Hong Kong with limited liability on 29 April 1977. It is principally engaged in the business of property holding. The assets of Stoneycroft are the Ground Floor, Block A of the 2nd Floor, Blocks A and B of the 3rd to 16th Floor of the Property with a total floor area of approximately 401,158 square feet and 98 car parking spaces of the Property. The carrying value of the above properties as at 31 July 2007 was HK$329,238,204.

Ever Rising is a company incorporated in Hong Kong with limited liability on 5 October 1998. It is principally engaged in the business of property holding. The sole asset of Ever Rising is Block B of the 2nd Floor of the Property with a total floor area of approximately 842 square feet. The carrying value of the above property as at 31 July 2007 was HK$761,796.

As at the Latest Practicable Date, the Property has been charged/mortgaged to certain banks to secure banking facilities granted to the Retained Group. Upon Completion, the outstanding amount due to the banks will be repaid and the Property Encumbrances will be released. In addition, certain parts of the Property are currently leased to third parties and occupied by the Group respectively.

The unaudited net loss before and after taxation and extraordinary items of WKH Estates for the two financial years ended 31 December 2006 and 31 December 2005 are HK$0 and HK$4,680, respectively.

The audited net profit/(loss) before and after taxation and extraordinary items for each of Stoneycroft and Ever Rising for the two financial years ended 31 December 2006 and 31 December 2005 are as follows:

	For the year ended 31 December 2005		For the year ended 31 December 2006	
	Stoneycroft	**Ever Rising**	**Stoneycroft**	**Ever Rising**
	HK$		*HK$*	
Net profit/(loss) before taxation and extraordinary items	5,379,862	(47,937)	37,429,091	91
Net profit/(loss) after taxation and extraordinary items	20,900,482	(47,937)	37,353,288	91

As at 31 December 2006, the unaudited net liabilities of WKH Estates was approximately HK$78,000, the audited net asset value/(net liabilities) of Stoneycroft and Ever Rising was approximately HK$313,928,000 and HK$(233,000), respectively.

REASONS AND BENEFITS OF THE DISPOSAL

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, other electronic and electrical products and property investment.

As stated in the 2006 annual report of the Company, it is the corporate strategy of the Company (i) to continue to rationalise the Group structure to enhance efficiency and competitiveness by disposal of the non-core assets; and (ii) to focus on building a line of premium brands lifestyle products to capitalize on high growth luxury products market in Hong Kong and the PRC. After the Disposal, the Group will focus its resources on the consumer products and the luxury products businesses, both of which yield a higher profit margin with more growth potential. In addition, the Group will repay part of its bank borrowings upon receipt of the proceeds and the gearing ratio and the cash flow position of the Group will be improved. The Group can also use part of the proceeds from the Disposal for investing in new lines of business which will provide the Group with higher return. The Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Shareholders as a whole.

A gain of approximately HK$79.6 million is expected to be recognised by the Company for the year ending 31 December 2007 following completion of the Disposal. The gain is calculated based on the difference between the consideration of the Disposal (net of associated expenses) and the unaudited consolidated net asset value of the assets being disposed in the Company's consolidated financial statements as at 31 July 2007. Before completion of the Disposal, Ever Rising and WKH Estates are wholly-owned subsidiaries of the Company. Upon completion of the Disposal, Ever Rising and WKH Estates will cease to be the subsidiaries of the Company. The accounts of the Ever Rising and the WKH Estates Group will no longer be consolidated to the financial statements of the Group.

Save as disclosed above, the Disposal is not expected to have any material impact on the earnings, assets and liabilities of the Group.

USE OF PROCEEDS

The net proceeds from the Disposal (after deducting therefrom the expenses, stamp duty payable on the transfer of the Ever Rising Sale Shares and the repayment of the outstanding banking facilities secured by the Property Encumbrances) are expected to be approximately HK$217.5 million and will be applied:

(a) to provide additional capital to enhance the operational capability of our existing businesses; and

(b) to finance possible investment in new lines of business to broaden the scope of income of the Group; and

(c) to fund the general working capital requirements of the Group.

IMPLICATION UNDER THE LISTING RULES

As the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 75%, the Disposal will constitute a very substantial disposal for the Company under the Listing Rules and is therefore conditional on the approval of the Shareholders at the SGM. So far as the Company is aware, no Shareholder is required to abstain from voting on the ordinary resolution regarding the Disposal at the SGM.

RECOMMENDATION

Having considered the reasons set out herein, the Directors are of the opinion that the terms of the Sale and Purchase Agreement are fair and reasonable and the Disposal is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be put forward at the SGM.

SGM

A notice convening the SGM to be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, 6 November 2007 at 10:00 a.m. is set out on pages 137 to 139 of this circular for the purpose of considering and, if thought fit, passing the relevant ordinary resolution.

A form of proxy for use by the Shareholders at the SGM is enclosed. If Shareholders are not able to attend the meeting in person, they are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event, not less than 48 hours before the time appointed for holding the SGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM or any adjourned meeting (as the case may be) should they so wish. In such event, the instruction appointing a proxy shall be deemed to be revoked.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Bye-law 70 of the Bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the any general meeting of the Company (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):

(a) by the chairman of the meeting; or

(b) by at least three Shareholders present in person or by a duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

HLB 國衛會計師事務所
Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Hong Kong

18 October 2007

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Buildings
585–609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (collectively hereinafter referred to as the "Group") set out in Sections I to II below, for inclusion in the circular of the Company dated 18 October 2007 (the "Circular") in connection with the proposed disposal of the entire issued share capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited, two wholly-owned subsidiaries of the Group. The Financial Information comprises the consolidated balance sheets and the balance sheets of the Company as at 31 December 2004, 2005, 2006 and 30 June 2007 and the consolidated income statements, the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2006 and 2007 (the "Relevant Periods"), and a summary of significant accounting policies and other explanatory notes. The Company is domiciled in Bermuda with limited liability under the Companies Act of Bermuda 1981.

BASIS OF PREPARATION

The Financial Information has been prepared by the directors of the Company based on the audited consolidated financial statements of the Group for each of the years ended 31 December 2004, 2005 and 2006 and six months ended 30 June 2007 and the unaudited consolidated financial statements of the Group for the six months ended 30 June 2006, on the basis set out in Note 3 below, after making such adjustments as are appropriate. Adjustments have been made, for the purpose of preparing this report for inclusion in the Circular, to restate these financial statements to conform with the accounting policies, which are in accordance with the Hong Kong Financial Reporting Standards (the "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

As at the date of this report, the Company has direct and indirect interests in the principal subsidiaries and associates as set out on pages 94 to 98 below. All these companies have adopted 31 December as their financial year end date.

We have acted as auditors of the Company and have audited the consolidated financial statements of the Group for each of the years ended 31 December 2005 and 2006. RSM Nelson Wheeler, Certified Public Accountants, have audited the consolidated financial statements of the Group for the year ended 31 December 2004.

DIRECTORS' RESPONSIBILITY

The directors of the Company are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with HKFRSs. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and true and fair presentation of Financial Information and the preparation and the true and fair presentation of Financial Information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

REPORTING ACCOUNTANTS' RESPONSIBILITY

For the financial information for each of the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2007, our responsibility is to express an opinion on the financial information based on our examination and to report our opinion to you. For the purpose of this report, we have carried out independent audit procedures on the financial information for each of the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2007 in accordance with Hong Kong Standards on Auditing issued by HKICPA, and have examined the audited financial statements in preparing the financial information, and carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

For the financial information for the six months ended 30 June 2006, it is our responsibility to form an independent conclusion, based on our review, on the financial information and to report our conclusion to you. We conducted our review on the financial information in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of the group management and applying analytical procedures to the financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information for the six months ended 30 June 2006.

OPINION AND REVIEW CONCLUSION

In our opinion, the financial information for each of the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2007, for the purpose of this report, gives a true and fair view of the state of affairs of the Group as at 31 December 2004, 2005 and 2006 and 30 June 2007 and of the Group's results and cash flows for the years and period then ended.

On the basis of our review which does not constitute an audit, for the purpose of this report, we are not aware of any material modifications that should be made to the financial information for the six months ended 30 June 2006.

I. FINANCIAL INFORMATION OF THE GROUP

The following is the Financial Information of the Group as at 31 December 2004, 2005 and 2006 and 30 June 2007 and for each of the years ended 31 December 2004, 2005 and 2006 and the six months ended 30 June 2006 and 2007, prepared on the basis set out in Note 3 below.

Consolidated Income Statements

	Notes	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Turnover	6	625,057	697,454	786,580	312,651	457,546
Cost of sales		(487,512)	(549,330)	(624,947)	(244,929)	(372,325)
Gross profit		137,545	148,124	161,633	67,722	85,221
Other operating income	8	349	3,037	16,245	897	1,447
Distribution costs		(55,850)	(50,413)	(55,121)	(23,176)	(30,990)
Administrative expenses		(80,548)	(95,101)	(120,198)	(51,244)	(66,232)
Gain/(loss) on disposal of properties held for sale		—	(2,905)	5	—	—
Loss on disposal of investment properties		—	—	(260)	—	—
Fair value (losses)/gains on investment properties	16	(1,594)	12,728	25,026	—	508
Reversal of write-down of properties held for sale to net realisable value		2,207	3,330	400	—	—
Gain on settlement of a loan		—	88,178	—	—	—
Provision for a legal claim	28	—	(30,656)	—	—	—
Profit/(loss) from operations	9	2,109	76,322	27,730	(5,801)	(10,046)
Finance costs	10	(7,902)	(6,685)	(11,381)	(4,925)	(7,690)
Loss on disposal of subsidiaries	39	(1,745)	—	(15,935)	—	—
Gain on disposal of a subsidiary	39	—	—	28,624	—	—
Loss on disposal of an associate		—	—	(9,723)	—	—
Restructuring costs	11	(1,320)	—	—	—	—
Share of results of associates	21	(19,743)	(20,739)	(7,777)	(5,776)	(609)
(Loss)/profit before tax		(28,601)	48,898	11,538	(16,502)	(18,345)
Income tax credit/(expenses)	12	29,502	(11,502)	(1,141)	(6)	(185)
Profit/(loss) for the year/ period		901	37,396	10,397	(16,508)	(18,530)
Attributable to:						
Equity holders of the Company		1,722	35,461	7,114	(16,685)	(20,565)
Minority interests		(821)	1,935	3,283	177	2,035
		901	37,396	10,397	(16,508)	(18,530)
Earnings/(losses) per share for profit/(loss) attributable to the equity holders of the Company — Basic and diluted	13	HK$0.008	HK$0.160	HK$0.032	(HK$0.075)	(HK$0.093)

Consolidated Balance Sheets

	Notes	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Non-current assets					
Investment properties	16	172,305	200,847	234,918	8,086
Property, plant and equipment	17	117,528	102,664	100,479	26,907
Goodwill	18	2,306	2,306	2,597	2,597
Interests in associates	21	79,926	60,545	10,727	10,466
Available-for-sale financial assets	25	702	527	527	527
Deferred tax assets	34	21,300	6,300	4,215	4,215
		394,067	373,189	353,463	52,798
Current assets					
Inventories	22	85,023	81,157	150,477	192,915
Properties held for sale, at net realisable value		34,000	24,851	23,400	23,400
Trade and other receivables	23	73,587	103,942	149,440	113,392
Amounts due from associates	24	8,931	4,528	3,951	13,593
Other financial assets at fair value through profit or loss	26	101	20	11	87
Derivative financial instruments		—	3,910	—	—
Cash and cash equivalents		15,952	24,009	40,944	17,870
		217,594	242,417	368,223	361,257
Non-current assets classified as held for sale	37	—	—	—	302,910
		217,594	242,417	368,223	664,167
Current liabilities					
Trade and other payables	27	107,768	118,832	163,567	179,537
Provision for a legal claim	28	—	30,656	—	—
Bills payable		38,840	18,160	45,984	31,675
Tax payable		241	421	296	152
Amounts due to related companies	30	9,726	4,100	6,914	4,912
Obligations under finance leases — due within one year	31	84	82	1,387	1,388
Borrowings — due within one year	32	32,820	69,333	122,671	133,916
		189,479	241,584	340,819	351,580
Liabilities directly associated with non-current assets classified as held for sale	37	—	—	—	25,767
		189,479	241,584	340,819	377,347
Net current assets		28,115	833	27,404	286,820
Total assets less current liabilities		422,182	374,022	380,867	339,618

	Notes	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Non-current liabilities					
Convertible loan note	29	—	28,951	29,549	29,893
Obligations under finance leases — due after one year	31	408	319	1,121	429
Borrowings — due after one year	32	131,624	13,727	11,303	8,121
Loan advanced from a minority shareholder	33	128	—	—	—
Amount due to a related company	30	—	5,352	—	—
Deferred tax liabilities	34	25,094	21,152	19,915	6
		157,254	69,501	61,888	38,449
Net assets		264,928	304,521	318,979	301,169
Capital and reserves					
Share capital	35	221,615	221,615	221,615	221,715
Reserves		41,704	79,362	82,361	62,114
Equity attributable to equity holders of the Company		263,319	300,977	303,976	283,829
Minority interests		1,609	3,544	15,003	17,340
Total equity		264,928	304,521	318,979	301,169

Balance Sheets

	Notes	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Non-current assets					
Property, plant and equipment	17	468	421	1,586	577
Investments in subsidiaries	20	273,165	273,165	277,894	269,656
		273,633	273,586	279,480	270,233
Current assets					
Trade and other receivables		1,421	813	557	1,568
Amounts due from subsidiaries	24	69,400	176,405	—	667
Other financial assets at fair value through profit or loss	26	36	20	11	11
Cash and cash equivalents		365	78	327	581
		71,222	177,316	895	2,827
Current liabilities					
Trade and other payables		2,826	3,217	3,689	1,371
Amounts due to subsidiaries	24	65,065	157,723	156,704	170,077
Amounts due to related companies	30	2,177	877	553	560
Financial guarantee contracts		10,397	10,397	15,126	6,888
		80,465	172,214	176,072	178,896
Net current (liabilities)/assets		(9,243)	5,102	(175,177)	(176,069)
Total assets less current liabilities		264,390	278,688	104,303	94,164
Non-current liabilities					
Convertible loan note	29	—	28,951	29,549	29,893
Amount due to a related company	30	—	1,162	—	—
		—	30,113	29,549	29,893
Net assets		264,390	248,575	74,754	64,271
Capital and reserves attributable to the equity holders of the Company					
Share capital	35	221,615	221,615	221,615	221,715
Reserves	36	42,775	26,960	(146,861)	(157,444)
Total equity		264,390	248,575	74,754	64,271

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company							
	Share capital HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Equity component of convertible loan note HK$'000	Other reserve HK$'000 (note)	Accumulated losses HK$'000	Minority interests HK$'000	Total HK$'000
The Group								
At 1 January 2004	221,615	916	(1,733)	—	151,236	(110,118)	—	261,916
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	—	—	(319)	—	—	—	—	(319)
Net expense recognised directly in equity	—	—	(319)	—	—	—	—	(319)
Profit/(loss) for the year	—	—	—	—	—	1,722	(821)	901
Total recognised (expense)/income for the year	—	—	(319)	—	—	1,722	(821)	582
Increment due to increase of share capital of a subsidiary	—	—	—	—	—	—	2,430	2,430
At 31 December 2004 and 1 January 2005	221,615	916	(2,052)	—	151,236	(108,396)	1,609	264,928
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	—	—	2,012	—	—	—	—	2,012
Net income recognised directly in equity	—	—	2,012	—	—	—	—	2,012
Profit for the year	—	—	—	—	—	35,461	1,935	37,396
Total recognised income for the year	—	—	2,012	—	—	35,461	1,935	39,408
Recognition of equity component of convertible loan note	—	—	—	185	—	—	—	185
At 31 December 2005 and 1 January 2006	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	—	—	(6,358)	—	—	—	—	(6,358)
Net expense recognised directly in equity	—	—	(6,358)	—	—	—	—	(6,358)
Profit for the year	—	—	—	—	—	7,114	3,283	10,397
Total recognised (expense)/income for the year	—	—	(6,358)	—	—	7,114	3,283	4,039
Released upon disposal of subsidiaries	—	—	2,243	—	—	—	8,176	10,419
At 31 December 2006	221,615	916	(4,155)	185	151,236	(65,821)	15,003	318,979

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At 1 January 2004	(27,616)
Loss for the year	(19,743)
At 31 December 2004 and 1 January 2005	(47,359)
Loss for the year	(20,739)
At 31 December 2005 and 1 January 2006	(68,098)
Loss for the year	(7,777)
At 31 December 2006	(75,875)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on 18 September 2002.

Six months ended 30 June 2006 (Unaudited)

	Attributable to equity holders of the Company								
	Share capital *HK$'000*	Capital redemption reserve *HK$'000*	Share options reserve *HK$'000*	Exchange reserve *HK$'000*	Equity component of convertible loan note *HK$'000*	Other reserve *HK$'000* *(note)*	Accumulated losses *HK$'000*	Minority interests *HK$'000*	Total *HK$'000*
The Group									
At 1 January 2006 (unaudited)	221,615	916	—	(40)	185	151,236	(72,935)	3,544	304,521
Minority interest arising from acquisition of subsidiaries	—	—	—	—	—	—	—	241	241
Acquisition of further interest in a subsidiary	—	—	—	—	—	—	—	(28)	(28)
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	—	—	—	843	—	—	—	—	843
(Loss)/profit for the period	—	—	—	—	—	—	(16,685)	177	(16,508)
At 30 June 2006 (unaudited)	221,615	916	—	803	185	151,236	(89,620)	3,934	289,069
Six months ended 30 June 2007									
At 1 January 2007	221,615	916	—	(4,155)	185	151,236	(65,821)	15,003	318,979
Issue of ordinary shares upon exercise of share options	100	—	—	—	—	—	—	—	100
Exchange differences arising on translation of financial statements of overseas operations not recognised in the income statement	—	—	—	146	—	—	—	302	448
Share-based payment expenses	—	—	172	—	—	—	—	—	172
(Loss)/profit for the period	—	—	—	—	—	—	(20,565)	2,035	(18,530)
At 30 June 2007	221,715	916	172	(4,009)	185	151,236	(86,386)	17,340	301,169

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At 1 January 2006 (unaudited)	(68,098)
Loss for the period	(5,776)
At 30 June 2006 (unaudited)	(73,874)
At 1 January 2007	(75,875)
Loss for the period	(609)
At 30 June 2007	(76,484)

Note: The other reserve of the Group was transferred from the share premium account pursuant to the capital re-organisation on 18 September 2002.

Consolidated Cash Flow Statements

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Operating activities					
(Loss)/profit before tax	(28,601)	48,898	11,538	(16,502)	(18,345)
Adjustments for:					
Share of results of associates	19,743	20,739	7,777	5,776	609
Interest income	(48)	(349)	(348)	(77)	(544)
Interest expenses	7,336	6,272	10,917	4,755	7,483
Finance lease charges	8	13	14	7	49
Depreciation	6,773	5,681	9,036	3,656	5,183
Amortisation of goodwill	407	—	—	—	—
Negative goodwill	—	—	(8,008)	—	—
Exchange loss arose from capitalisation of amounts due to subsidiaries	—	842	—	—	—
Gain on disposal of properties held for sale	—	—	(5)	—	—
Loss on disposal of investment properties	—	—	260	—	—
Loss on disposal of property, plant and equipment	558	77	9	—	7
Fair value loss on available-for-sale financial assets	—	175	—	—	—
Fair value losses/(gains) on other financial assets at fair value through profit or loss	—	81	9	—	(5)
Fair value losses/(gains) on derivative financial instruments	—	17	—	(17)	—
Provision for a legal claim	—	30,656	—	—	
Unrealised holding gain of other investments	(1)	—	—	—	—
Reversal of write-down of properties held for sale to net realisable value	(2,207)	(3,330)	(400)	—	—
Fair value losses/(gains) on investment properties	1,594	(12,728)	(25,026)	—	(508)
Provision for impairment of trade receivables	—	—	—	—	36
Loss on disposal of subsidiaries	1,745	—	15,935	19	—
Gain on disposal of a subsidiary	—	—	(28,624)	—	—
Loss on disposal of an associate	—	—	9,723	—	—
Exchange loss on loan advanced from a supplier	214	—	—	—	—
Gain on settlement of a loan	—	(88,178)	—	—	—
Reversal of imputed interest expense on non-current interest-free amounts due to a related company	—	(487)	—	—	—
Share-based payment expenses	—	—	—	—	172
Operating cash flows before movements in working capital	7,521	8,379	2,807	(2,383)	(5,863)

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Decrease/(increase) in inventories	22,110	3,866	(67,376)	(51,905)	(42,463)
Decrease in properties held for sale	23,246	12,480	1,856	—	—
(Increase)/decrease in trade and other receivables	(7,674)	(31,246)	(39,500)	23,694	35,607
(Increase)/decrease in amounts due from associates	(8,188)	4,403	577	(3,528)	(9,642)
Decrease in amounts due from related parties	2,085	—	—	—	—
Increase in trade and other payables	21,752	12,612	44,957	5,892	20,998
Increase/(decrease) in bills payable	4,932	(20,680)	26,968	9,449	(14,309)
Decrease in amounts due to directors	(1,619)	—	—	—	—
Decrease in amounts due to related companies	(429)	(274)	(2,538)	(1,556)	(1,370)
Cash generated from/(used in) operations	63,736	(10,460)	(32,249)	(20,337)	(17,042)
Hong Kong Profits Tax (paid)/refunded	(132)	44	—	(6)	(20)
Overseas tax paid	(33)	(298)	(418)	(349)	—
	(165)	(254)	(418)	(355)	(20)
Net cash generated from/(used in) operating activities	63,571	(10,714)	(32,667)	(20,692)	(17,062)
Investing activities					
Purchase of investment properties	—	—	(4,944)	—	—
Proceeds from disposal of investment properties	—	9,176	1,140	—	—
Purchases of property, plant and equipment	(2,584)	(18,883)	(12,422)	(590)	(7,560)
Proceeds from disposal of property, plant and equipment	548	2,984	142	138	995
Purchases of financial assets at fair value through profit or loss	—	—	—	—	(71)
Proceeds from disposal of right of distribution of products	—	—	5,873	—	—
Proceeds from disposal of subsidiaries	7,762	—	—	—	—
Proceeds from disposal of an associate	—	—	26,161	—	—
Net cash outflow from acquisitions of subsidiaries	—	—	(1,113)	(1,001)	—
Increase in shareholding of a subsidiary	(2,287)	—	—	—	—
Investment in an associate	(7,025)	—	—	—	—
Interest received	228	349	348	77	427
Net cash (used in)/generated from investing activities	(3,358)	(6,374)	15,185	(1,376)	(6,209)

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Financing activities					
New bank loans	216,951	306,494	347,457	148,270	227,273
Net proceeds from issue of convertible loan note	—	28,265	—	—	—
New obligations under finance leases	540	—	2,600	—	—
Repayments of bank loans	(261,043)	(260,662)	(312,498)	(142,531)	(225,148)
Repayment of a loan advanced from a supplier	—	(46,817)	—	—	—
Interest paid	(4,097)	(4,824)	(10,319)	(5,454)	(7,140)
Increase in share capital of a subsidiary contributed by minority shareholders	16	—	—	—	—
Repayments of obligations under finance leases	(49)	(82)	(493)	(43)	(691)
Repayment of loan from a minority shareholder	—	(128)	—	—	—
Repayment of loan from a related company	—	—	—	(3)	—
Finance lease charges paid	(8)	(13)	(14)	(6)	(49)
Net cash (used in)/generated from financing activities	(47,690)	22,233	26,733	233	(5,755)
Net increase/(decrease) in cash and cash equivalents	12,523	5,145	9,251	(21,835)	(29,026)
Cash and cash equivalents at 1 January	1,796	13,695	18,603	18,603	22,023
Effect of foreign currency exchange rate changes	(624)	(237)	(5,831)	384	448
Cash and cash equivalents at 31 December/30 June	13,695	18,603	22,023	(2,848)	(6,555)
Analysis of the balances of cash and cash equivalents					
Being:					
Cash and cash equivalents	15,952	24,009	40,944	8,717	17,870
Bank overdrafts	(2,257)	(5,406)	(18,921)	(11,565)	(24,603)
Cash and cash equivalents included in non-current assets classified as held for sale	—	—	—	—	178
	13,695	18,603	22,023	(2,848)	(6,555)

Notes to Financial Information

1. GENERAL INFORMATION

The Company is a public limited company incorporated in Bermuda and its shares are listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is disclosed in the corporate information section of the annual report.

The Company is an investment holding company. Its subsidiaries are principally engaged in the property investment, import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of PRC, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; cars and car accessories; motor yachts; and other electronic products.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 23 (Revised)	Borrowing costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[2]
HK(IFRIC)-Int 12	Service Concession Arrangements[3]

1 Effective for annual periods beginning on or after 1 January 2009
2 Effective for annual periods beginning on or after 1 March 2007
3 Effective for annual periods beginning on or after 1 January 2008

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included Hong Kong Accounting Standards ("HKAS") and Interpretations (the "Interpretations") issued by the HKICPA, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong and the Companies Ordinance and the applicable disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss (including derivative financial instruments) and investment properties, which are carried at fair value.

The preparation of consolidated financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet initially at cost as adjusted for the post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, from part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligation or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a Group's entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Goodwill

For previously capitalised goodwill arising on acquisitions of subsidiaries, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill (net of cumulative amortisation as at 31 December 2005) is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on an acquisition of a subsidiary or a jointly controlled entity (which is accounted for using proportionate consolidation) for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary or a jointly controlled entity is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown, net of returns, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sale of goods is recognised when goods are delivered and the significant risks and rewards of ownership of the goods have passed to the buyer.

Maintenance services income is recognised when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Rental income arising from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payments). The corresponding liabilities to the lessor are included in the balance sheet as finance lease obligations. Finance costs are charged to the income statement over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rental payables under operating leases are charged to the income statement on a straight-line basis over the terms of the relevant leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange reserve.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the income statement in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiaries and associates, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items that are charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	$2\frac{1}{2}$–5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10–20%
Machinery and tools	20–$33\frac{1}{3}$%
Motor vehicles	20–25%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. As the directors consider the allocation between the land and buildings elements cannot be made reliably, no restatement has been made in the financial statements.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year in which the item is derecognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the Financial Information. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair vale through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the four categories, including financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sale of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated as at fair value through profit or loss on initial recognition.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

(a) such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

(b) the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

(c) it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above) At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss when there is objective evidence that the assets are impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the assets and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods, except for available-for-sale debt investments, which impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including trade and other payables, amounts due to related companies, bank borrowings and obligations under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Convertible loan notes

Convertible loan notes issued by the Company that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes equity reserve).

In subsequent periods, the liability component of the convertible loans notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes equity reserve until the embedded option is exercised, which the convertible loan notes equity reserve and the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes equity reserve will be released to the accumulated losses. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible loan notes using the effective interest method.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as either hedges of the fair value of fixed-rate bank borrowings (fair value hedges) and hedges of highly probable forecast transactions for foreign currency exposure (cash flow hedges), or hedges of net investments in foreign operations.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. A financial guarantee contract issued by the Group and not designed as at fair value through profit or loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contact at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 Revenue.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are removed from the Group's consolidated balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss or the impairment loss recognised in prior years is no longer exist or have decreased. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset other than goodwill is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) Financial risk management

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency exchange rate risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group enters into derivative instruments, primarily foreign currency forward contracts, to limit its exposure to fluctuations in foreign currency exchange rates.

The Group's major financial instruments include equity and debt investments, borrowings, trade receivables, trade payables and convertible loan notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Foreign currency exchange rate risk

Several subsidiaries of the Company have foreign currency sales and purchases, which expose the Group to foreign currency risk. The Group's principal net foreign currency exposure relates to US dollars, Euro, Singapore dollars, Malaysian Ringgit and Japanese Yen. In order to mitigate the foreign currency risk, foreign currency forward contracts are entered into in respect of highly probable foreign currency forecast sales in accordance with the Group's risk management policies.

Certain trade receivables, trade payables, loan receivables and borrowings of the Group are denominated in foreign currencies. The management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

At 31 December 2004, 2005, 2006 and 30 June 2007, if the Euro had weakened/strengthened by 5% against HK dollar with all other variables held constant, the effect on the foreign exchange losses/gains as a result of translation of Euro denominated borrowings would be as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Effect on the foreign exchange losses/gains	—	—	—	101

At 31 December 2004, 2005, 2006 and 30 June 2007, if the Singapore dollars had weakened/strengthened by 5% against HK dollar with all other variables held constant, the effect on the foreign exchange losses/gains as a result of translation of Singapore dollars denominated borrowings would be as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Effect on the foreign exchange losses/gains	176	112	385	1,316

At 31 December 2004, 2005, 2006 and 30 June 2007, if the Malaysian Ringgit had weakened/strengthened by 5% against HK dollar with all other variables held constant, the effect on the foreign exchange losses/gains as a result of translation of Malaysian Ringgit denominated borrowings would be as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Effect on the foreign exchange losses/gains	394	323	219	564

At 31 December 2004, 2005, 2006 and 30 June 2007, if the Japanese Yen had weakened/strengthened by 5% against HK dollar with all other variables held constant, the effect on the foreign exchange losses/gains as a result of translation of Japanese Yen denominated borrowings would be as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Effect on the foreign exchange losses/gains	13	36	—	—

Fair value interest rate risk

The Group's fair value interest rate risk relates primarily to fixed-rate bank borrowings (see note 32). In relation to these fixed-rate borrowings, the Group aims at keeping borrowings at variable rates.

Besides, the Group is exposed to interest rate risk through the impact of rate changes on interest bearing bank borrowings and obligations under finance leases. The interest rates and terms of repayment of bank borrowings and obligations under finance leases of the Group are disclosed in notes 32 and 31 respectively.

Cash flow interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Borrowings at variable interest rates expose the Group to cash flow interest rate risk. The Group monitors the cash flow interest rate risk on a continuous basis and adjust the portfolio of borrowings where necessary.

At 31 December 2004, 2005, 2006 and 30 June 2007, a hypothetical one percentage point increase/decrease in interest rates on the long-term borrowings that are carried at variable rates would increase/reduce the interest expense as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Increase/decrease in interest expense	1,649	835	1,365	1,439

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Liquidity risk

The Group's liquidity risk management includes diversifying the funding sources. The Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations.

The table below analyses the Group's financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year *HK$'000*	Between 2 and 5 years *HK$'000*	Over 5 years *HK$'000*
At 31 December 2004			
Trade and other payables	107,768	—	—
Bills payable	38,840	—	—
Obligations under finance leases	84	321	87
Borrowings	32,820	1,302	130,322
	179,512	1,623	130,409
At 31 December 2005			
Trade and other payables	118,832	—	—
Bills payable	18,160	—	—
Obligations under finance leases	82	294	25
Borrowings	69,333	13,727	—
Convertible loan note	—	28,951	—
	206,407	42,972	25
At 31 December 2006			
Trade and other payables	163,567	—	—
Bills payable	45,984	—	—
Obligations under finance leases	1,387	1,121	—
Borrowings	122,671	8,418	2,885
Convertible loan note	—	29,549	—
	333,609	39,088	2,885
At 30 June 2007			
Trade and other payables	179,537	—	—
Bills payable	31,675	—	—
Obligations under finance leases	1,388	429	—
Borrowings	133,916	5,348	2,773
Convertible loan note	—	29,893	—
	346,516	35,670	2,773

The table below analyses the Group's derivative financial instruments that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year
	HK$'000
At 31 December 2004	
Forward foreign exchange contracts	
— cash flow hedges: outflow	13,202
At 31 December 2005	
Forward foreign exchange contracts	
— cash flow hedges: outflow	3,908
At 31 December 2006	
Forward foreign exchange contracts	
— cash flow hedges: outflow	55,397
At 30 June 2007	
Forward foreign exchange contracts	
— cash flow hedges: outflow	16,381

(b) Capital risk management

The Group's objectives when managing capital are to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated based on non-current liabilities (excluding deferred tax) and shareholders equity.

During the six months ended 30 June 2007, the Group's strategy, which was unchanged from previous years, was to reduce the gearing ratio. The gearing ratios at 31 December 2004, 2005, 2006 and 30 June 2007 were as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current liabilities (excluding deferred tax)	132,160	48,349	41,973	38,443
Shareholders' equity	263,319	300,977	303,976	283,829
Gearing ratio	50.19%	16.06%	13.81%	13.54%

(c) Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Changes in the fair value of derivatives that are designated as fair value hedge that hedge foreign currency commitments to complete the construction of a cruise ship are deferred and included in the cost of the ship when the commitment is paid. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on foreign exchange.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated income statement as the underlying hedged items are recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedges

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Provision for impairment loss on trade and other receivables

The provision for impairment loss on trade and other receivables of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgment. A considerable amount of judgment is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each account. If the financial conditions of the debtors were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Provision for obsolete inventories

The management of the Group reviews an aging analysis at each balance sheet date, and makes provision for obsolete and slow-moving inventory items. The management estimates the net realisable value for such finished goods based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review on a product-by-product basis at each balance sheet date and makes provision for obsolete items.

Estimated impairment for goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. At 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007, the carrying amounts of goodwill were approximately HK$2,306,000, HK$2,306,000, HK$2,597,000 and HK$2,597,000 respectively. Details of the recoverable amount calculation are disclosed in note 19.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will accordingly be adjusted in the relevant tax account in the year in which such determination is made.

6. TURNOVER

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Sales of goods to customers, less returns and discounts	576,232	642,964	717,903	283,632	422,443
Maintenance service income	42,386	46,806	58,991	24,579	27,640
Rental income	6,439	7,684	9,686	4,440	7,463
	625,057	697,454	786,580	312,651	457,546

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

Principal activities of the Group are as follows:

Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Electrical appliances	Distribution of air-conditioning products, audio-visual equipment, including car audio, home appliances and installation of air-conditioning products
Property investment	Rental of investment properties and properties held for sale

Segment information about these businesses is presented below.

31 December 2004

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover						
External sales	314,590	259,992	6,439	44,036	—	625,057
Inter-segment sales	—	6,711	—	107	(6,818)	—
Total turnover	314,590	266,703	6,439	44,143	(6,818)	625,057
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	10,338	3,441	(1,006)	(6,632)	692	6,833
Unallocated corporate expenses						(4,724)
Profit from operations						2,109
Finance costs						(7,902)
Loss on disposal of subsidiaries	—	—	(1,745)	—	—	(1,745)
Restructuring costs						(1,320)
Share of results of associates	(2,260)	(17,483)	—	—	—	(19,743)
Loss before tax						(28,601)
Income tax credit						29,502
Profit for the year						901

31 December 2004

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	95,824	92,028	209,316	2,555	—	399,723
Interests in associates	4,765	75,161	—	—	—	79,926
Unallocated corporate assets						132,012
Consolidated total assets						611,661
Liabilities						
Segment liabilities	71,980	53,889	10,455	1,387	—	137,711
Unallocated corporate liabilities						209,022
Consolidated total liabilities						346,733
Other information						
Capital expenditure	2,804	892	—	1,188	—	4,884
Depreciation and amortisation	1,689	387	33	5,071	—	7,180
Fair value losses on investment properties	—	—	1,594	—	—	1,594
Reversal of write-down of properties held for sale to net realisable value	—	—	(2,207)	—	—	(2,207)

31 December 2005

	Cars and car accessories HK$'000	Electrical appliances HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover						
External sales	377,845	310,148	7,684	1,777	—	697,454
Inter-segment sales	—	918	—	30	(948)	—
Total turnover	377,845	311,066	7,684	1,807	(948)	697,454
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	11,576	7,093	12,749	(1,323)	130	30,225
Gain on settlement of a loan						88,178
Unallocated other operating income						487
Provision for a legal claim						(30,656)
Unallocated corporate expenses						(11,912)
Profit from operations						76,322
Finance costs						(6,685)
Share of results of associates	2,716	(23,455)	—	—	—	(20,739)
Profit before tax						48,898
Income tax expenses						(11,502)
Profit for the year						37,396

31 December 2005

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	126,386	77,433	227,384	8,250	—	439,453
Interests in associates	7,615	52,930	—	—	—	60,545
Unallocated corporate assets						115,608
Consolidated total assets						615,606
Liabilities						
Segment liabilities	86,711	39,293	3,884	37	—	129,925
Unallocated corporate liabilities						181,160
Consolidated total liabilities						311,085
Other information						
Capital expenditure	16,074	598	—	2,211	—	18,883
Depreciation and amortisation	1,806	442	2,871	562	—	5,681
Fair value gains on investment properties	—	—	(12,728)	—	—	(12,728)
Reversal of write-down of properties held for sale to net realisable value	—	—	(3,330)	—	—	(3,330)

31 December 2006

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover						
External sales	550,632	225,379	9,686	883	—	786,580
Inter-segment sales	—	948	—	—	(948)	—
Total turnover	550,632	226,327	9,686	883	(948)	786,580
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	13,872	4,653	25,735	(3,600)	—	40,660
Negative goodwill						8,008
Unallocated corporate expenses						(20,938)
Profit from operations						27,730
Finance costs						(11,381)
Loss on disposal of subsidiaries						(15,935)
Gain on disposal of a subsidiary						28,624
Loss on disposal of an associate						(9,723)
Share of results of associates	2,785	(10,562)	—	—	—	(7,777)
Profit before tax						11,538
Income tax expenses						(1,141)
Profit for the year						10,397

31 December 2006

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	214,393	89,004	259,646	50,919	—	613,962
Interests in associates	10,727	—	—	—	—	10,727
Unallocated corporate assets						96,997
Consolidated total assets						721,686
Liabilities						
Segment liabilities	164,756	37,854	5,839	1,127	—	209,576
Unallocated corporate liabilities						193,131
Consolidated total liabilities						402,707
Other information						
Capital expenditure	6,952	737	4,944	4,733	—	17,366
Depreciation	4,416	535	—	4,085	—	9,036
Fair value gains on investment properties	—	—	(25,026)	—	—	(25,026)
Reversal of write-down of properties held for sale to net realisable value	—	—	(400)	—	—	(400)

30 June 2006 (Unaudited)

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover						
External sales	192,936	114,392	4,440	883	—	312,651
Inter-segment sales	—	880	—	—	(880)	—
Total turnover	192,936	115,272	4,440	883	(880)	312,651
Inter-segment sales are charged at prevailing market rates						
Results						
Segment results	4,425	(1,013)	151	(16)	—	3,547
Unallocated corporate expenses						(9,348)
Loss from operations						(5,801)
Finance costs						(4,925)
Share of results of associates	317	(6,093)	—	—	—	(5,776)
Loss before tax						(16,502)
Income tax expenses						(6)
Loss for the period						(16,508)

30 June 2007

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Turnover						
External sales	338,573	98,910	7,463	12,600	—	457,546
Inter-segment sales	—	—	—	—	—	—
Total turnover	338,573	98,910	7,463	12,600	—	457,546
Results						
Segment results	2,123	27	3,384	(5,286)	—	248
Unallocated corporate expenses						(10,294)
Loss from operations						(10,046)
Finance costs						(7,690)
Share of result of an associate	(609)	—	—	—	—	(609)
Loss before tax						(18,345)
Income tax expenses						(185)
Loss for the period						(18,530)

30 June 2007

	Cars and car accessories *HK$'000*	Electrical appliances *HK$'000*	Property investment *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Consolidated balance sheet						
Assets						
Segment assets	217,604	85,476	259,637	46,488	—	609,205
Interests in associates	10,466	—	—	—	—	10,466
Unallocated corporate assets						97,294
Consolidated total assets						716,965
Liabilities						
Segment liabilities	160,760	46,274	6,517	5,059	—	218,610
Unallocated corporate liabilities						197,186
Consolidated total liabilities						415,796
Other information						
Capital expenditure	6,657	131	—	772	—	7,560
Depreciation	3,309	240	—	1,634	—	5,183
Fair value gains on investment properties	—	—	(508)	—	—	(508)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, the PRC (other than Hong Kong and Macau) and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market					Contribution to operating results				
	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Hong Kong	452,992	577,127	675,901	261,124	388,127	17,969	28,612	34,879	1,053	(294)
Singapore	53,160	56,027	57,222	25,802	32,564	353	51	1,811	877	777
Malaysia	26,717	29,790	29,659	13,533	14,896	1,392	1,542	1,879	784	859
PRC (other than Hong Kong and Macau)	62,069	13,987	9,359	4,445	15,369	(13,766)	(3,470)	(6,260)	(172)	(2,587)
Macau	27,871	19,966	12,567	7,747	5,862	478	845	83	108	17
Others	2,248	557	1,872	—	728	58	95	31	—	29
	625,057	697,454	786,580	312,651	457,546	6,484	27,675	32,423	2,650	(1,199)
Other operating income						349	3,037	16,245	897	1,447
Gain on settlement of a loan						—	88,178	—	—	—
Provision for a legal claim						—	(30,656)	—	—	—
Unallocated corporate expenses						(4,724)	(11,912)	(20,938)	(9,348)	(10,294)
Profit/(loss) from operations						2,109	76,322	27,730	(5,801)	(10,046)

The following is an analysis of the carrying amount of segment assets and capital expenditure analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets				Capital expenditures			
	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Hong Kong	438,971	487,654	617,109	608,825	3,997	18,355	8,876	7,415
Singapore	20,343	22,991	24,928	27,675	767	349	17	16
Malaysia	11,064	13,514	20,434	15,613	120	83	88	—
PRC (other than Hong Kong and Macau)	141,235	91,406	59,185	64,852	—	96	8,385	129
Macau	48	41	30	—	—	—	—	—
	611,661	615,606	721,686	716,965	4,884	18,883	17,366	7,560

8. OTHER OPERATING INCOME

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Commission income	349	1,050	2,364	897	1,447
Compensation for a termination agreement	—	1,500	—	—	—
Gain on disposal of right of distribution of products	—	—	5,873	—	—
Negative goodwill	—	—	8,008	—	—
Reversal of imputed interest expense on non-current interest-free amounts due to a related company	—	487	—	—	—
	349	3,037	16,245	897	1,447

9. PROFIT/(LOSS) FROM OPERATIONS

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Profit/(loss) from operations has been arrived at after charging:					
Auditors' remuneration	662	730	3,012	330	305
Cost of inventories recognised as expenses (included write-down of inventories to net realisable value) *(note (a))*	487,512	549,330	624,947	244,173	372,325
Depreciation of:					
Owned assets	6,604	5,533	8,582	3,580	4,742
Assets held under finance leases	169	148	454	76	441
Staff costs, including Directors' emoluments	56,958	63,315	68,222	32,468	41,800
Operating lease rental in respect of land and buildings	7,294	8,232	10,925	5,221	7,217
Loss on disposal of property, plant and equipment	558	77	9	—	7
Fair value losses:					
Other financial assets at fair value through profit or loss	—	81	9	—	—
Derivative financial instruments	—	17	57	—	124
Foreign exchange differences, net	332	696	—	—	188
Share-based payment expenses	—	—	—	—	172
and crediting:					
Fair value gains on derivative financial instruments	—	—	—	17	—
Interest income	48	349	348	77	544
Foreign exchange differences, net	—	—	769	124	—

Note:

(a) The amount of write-down of inventories to net realisable value for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 and the periods ended 30 June 2006 and 30 June 2007 were approximately HK$624,000, HK$1,736,000, HK$1,083,000, HK$561,000 and HK$903,000 respectively.

10. FINANCE COSTS

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Interest expenses on:					
Bank loans, trust receipts loans and overdrafts wholly repayable within five years	4,064	4,914	8,036	3,367	5,953
Bank loans wholly repayable after five years	—	—	80	—	114
Other loans wholly repayable within five years	—	—	28	—	—
Other loans wholly repayable after five years	3,272	—	—	—	—
Effective interest expense on convertible loan note *(note 29)*	—	871	2,773	1,388	1,416
Imputed interest expense on non-current interest-free amounts due to a related company	—	487	—	—	—
	7,336	6,272	10,917	4,755	7,483
Finance lease charges	8	13	14	7	49
Bank charges	558	400	450	163	158
	7,902	6,685	11,381	4,925	7,690

11. RESTRUCTURING COSTS

In May 2004, the Group embarked on a corporate-wide saving plan to alleviate the staff costs and other expenses of the Group. Pursuant to the saving plan, employment contracts of certain staff were terminated and the relevant severance payment of HK$1,320,000 was incurred as restructuring costs for the year ended 31 December 2004.

12. INCOME TAX

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit arising in Hong Kong for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 and for the periods ended 30 June 2006 and 30 June 2007.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Current tax:					
Hong Kong Profits Tax	243	138	76	—	366
Overseas income tax	170	306	217	6	13
	413	444	293	6	379
Deferred tax:					
Current year *(note 34)*	(29,915)	11,058	848	—	(194)
Income tax (credit)/expenses attributable to the Company and its subsidiaries	(29,502)	11,502	1,141	6	185

The tax (credit)/expenses for the year/period can be reconciled to the (loss)/profit before tax as follows:

	31 December 2004 HK$'000	%	31 December 2005 HK$'000	%	31 December 2006 HK$'000	%	30 June 2006 HK$'000 (Unaudited)	%	30 June 2007 HK$'000	%
(Loss)/profit before tax	(28,601)		48,898		11,538		(16,502)		(18,345)	
Tax at the Hong Kong Profits Tax rate of 17.5%	(5,005)	(17.5)	8,557	17.5	2,019	17.5	(2,888)	(17.5)	(3,210)	(17.5)
Tax effect of share of results of associates	3,455	12.1	3,629	7.4	—	—	1,011	6.1	107	0.6
Tax effect of expenses that are not deductible for tax purposes	13,599	47.5	18,691	38.2	9,100	78.9	10,666	64.6	4,893	26.7
Tax effect of income that are not taxable for tax purposes	(19,210)	(67.2)	(14,813)	(30.3)	(10,148)	(87.9)	(12,187)	(73.9)	(2,248)	(12.3)
Tax effect of deferred tax assets not recognised	1	0.0	—	—	—	—	—	—	—	—
Utilisation of deferred tax assets previously not recognised	(4,745)	(16.6)	(6,136)	(12.5)	(2,100)	(18.2)	—	—	—	—
Tax effect of tax losses not recognised	3,944	13.8	1,788	3.7	2,820	24.4	3,498	21.2	594	3.2
Tax effect of tax losses recognised as deferred tax assets	(21,300)	(74.5)	—	—	—	—	—	—	—	—
Effect of different tax rates of subsidiaries and associates operating in other jurisdictions	(60)	(0.2)	58	0.1	(550)	(4.8)	(94)	(0.5)	49	0.3
Others	(181)	(0.6)	(272)	(0.6)	—	—	—	—	—	—
Tax (credit)/expenses and effective tax rate for the year/period	(29,502)	(103.2)	11,502	23.5	1,141	9.9	6	—	185	1.0

The share of tax attributable to associates amounting to approximately HK$88,000 and HK$1,638,000 for the years ended 31 December 2005 and 31 December 2006 were included in "Share of results of associates" on the face of the consolidated income statement. There were no share of tax attributable to associates for the year ended 31 December 2004 and for the periods ended 30 June 2006 and 30 June 2007 respectively.

13. EARNINGS/(LOSSES) PER SHARE

The calculation of the basic earnings/(losses) per share for the years ended 31 December 2004, 2005 and 2006 and for the periods ended 30 June 2006 and 2007 are based on the profit/(loss) attributable to equity holders of the Company and on the weighted average number of ordinary shares in issue during the years/periods.

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Profit/(loss) attributable to the equity holders of the Company	1,722	35,461	7,114	(16,685)	(20,565)
Weighted average number of ordinary shares in issue	221,615,433	221,615,433	221,615,433	221,615,433	221,617,643

There are no dilutive earnings per share for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 because the exercise prices of the Company's outstanding share options and convertible loan note were higher than the average market prices for share for years.

No diluted losses per share has been presented for both periods ended 30 June 2006 and 30 June 2007 as the assumed exercise and conversion of the Company's outstanding share options and convertible loan note would have anti-dilutive effect on losses per share.

14. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

(a) Directors' emoluments

31 December 2004

The emoluments paid or payable to each of the nine Directors were as follows:

	Fees	Other emoluments: Salaries and other benefits	Other emoluments: Performance related incentive payments	Other emoluments: Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	—	—	—	—	—
Richard Man Fai LEE	—	2,412	602	12	3,026
Jeff Man Bun LEE	—	—	—	—	—
Sammy Chi Chung SUEN	—	860	55	12	927
Tik Tung WONG (Appointed on 28 June 2004)	—	305	—	6	311
	—	3,577	657	30	4,264
Non-executive Director					
Kam Har YUE	20	—	—	—	20
Independent Non-executive Directors					
Raymond Cho Min LEE	50	—	—	—	50
Boon Seng TAN	50	—	—	—	50
Kenji Tak Hing CHAN (Appointed on 1 September 2004)	27	—	—	—	27
	127	—	—	—	127
Total for 31 December 2004	147	3,577	657	30	4,411

31 December 2005

The emoluments paid or payable to each of the ten Directors were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	—	—	320	—	320
Richard Man Fai LEE	—	2,380	3,655	12	6,047
Jeff Man Bun LEE	—	—	230	4	234
Sammy Chi Chung SUEN	—	860	449	12	1,321
Tik Tung WONG	—	812	520	12	1,344
	—	4,052	5,174	40	9,266
Non-executive Director					
Kam Har YUE	30	—	10	—	40
Independent Non-executive Directors					
Raymond Cho Min LEE	80	—	—	—	80
Boon Seng TAN	80	—	—	—	80
Ying Kwan CHEUNG (Appointed on 3 November 2005)	13	—	—	—	13
Kenji Tak Hing CHAN (Resigned on 3 November 2005)	67	—	—	—	67
	240	—	—	—	240
Total for 31 December 2005	270	4,052	5,184	40	9,546

31 December 2006

The emoluments paid or payable to each of the ten Directors were as follows:

	Fees	Other emoluments: Salaries and other benefits	Other emoluments: Performance related incentive payments	Other emoluments: Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	—	1,800	—	—	1,800
Richard Man Fai LEE	—	2,478	—	12	2,490
Jeff Man Bun LEE	—	—	—	—	—
Sammy Chi Chung SUEN	—	877	—	12	889
Tik Tung WONG	—	923	—	12	935
Waison Chit Sing HUI (Appointed on 16 March 2006)	—	815	—	10	825
	—	6,893	—	46	6,939
Non-executive Director					
Kam Har YUE	33	—	—	—	33
Independent Non-executive Directors					
Raymond Cho Min LEE	88	—	—	—	88
Boon Seng TAN	88	—	—	—	88
Ying Kwan CHEUNG	88	—	—	—	88
	264	—	—	—	264
Total for 31 December 2006	297	6,893	—	46	7,236

30 June 2006 (Unaudited)

The emoluments paid or payable to each of the ten Directors were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE	—	900	—	—	900
Richard Man Fai LEE	—	1,224	—	6	1,230
Jeff Man Bun LEE	—	—	—	—	—
Sammy Chi Chung SUEN	—	439	—	6	445
Tik Tung WONG	—	456	—	6	462
Waison Chit Sing HUI (Appointed on 16 March 2006)	—	300	—	5	305
	—	3,319	—	23	3,342
Non-executive Director					
Kam Har YUE	15	—	—	—	15
Independent Non-executive Directors					
Raymond Cho Min LEE	40	—	—	—	40
Boon Seng TAN	40	—	—	—	40
Ying Kwan CHEUNG	40	—	—	—	40
	120	—	—	—	120
Total for 30 June 2006	135	3,319	—	23	3,477

30 June 2007

The emoluments paid or payable to each of the ten Directors were as follows:

		Other emoluments			
	Fees	Salaries and other benefits	Performance related incentive payments	Retirement benefit scheme contributions	Total emoluments
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Wing Sum LEE (Resigned on 31 May 2007)	—	1,800	—	—	1,800
Richard Man Fai LEE	—	1,145	170	6	1,321
Jeff Man Bun LEE	—	—	20	1	21
Sammy Chi Chung SUEN (Resigned on 19 April 2007)	—	280	30	4	314
Tik Tung WONG	—	468	60	6	534
Waison Chit Sing HUI	—	513	20	6	539
	—	4,206	300	23	4,529
Non-executive Director					
Kam Har YUE	—	—	—	—	—
Independent Non-executive Directors					
Raymond Cho Min LEE	—	—	—	—	—
Boon Seng TAN	—	—	—	—	—
Ying Kwan CHEUNG	—	—	—	—	—
	—	—	—	—	—
Total for 30 June 2007	—	4,206	300	23	4,529

The performance related incentive payments are determined as a percentage of the turnover or the profit after tax of the Group.

There was no arrangement under which a Director waived or agreed to waive any remuneration during the years/periods.

(b) **Employee's emoluments**

The numbers of Directors which was included in the five highest paid individuals were as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2006 (Unaudited)	30 June 2007
Number of Directors	2	3	2	2	2

Details of whose emoluments are set out in note 14(a) above.

The emoluments of the remaining highest paid individuals were as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Salaries and other benefits	2,735	1,861	4,979	2,047	2,208
Performance related incentive payments	730	1,933	—	810	1,722
Retirement benefits scheme contributions	36	16	23	5	14
	3,501	3,810	5,002	2,862	3,944

The emoluments of the remaining highest paid individuals fell within the following bands:

	31 December 2004	31 December 2005	31 December 2006	30 June 2006 (Unaudited)	30 June 2007
Nil – HK$1,000,000	1	1	—	2	2
HK$1,000,001 – HK$1,500,000	1	—	2	—	—
HK$1,500,001 – HK$2,000,000	1	—	—	1	—
HK$2,000,001 – HK$2,500,000	—	—	1	—	1
HK$2,500,001 – HK$3,000,000	—	1	—	—	—
	3	2	3	3	3

15. RETIREMENT BENEFIT SCHEME

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit costs charged to the income statement which represents contributions paid or payable to the fund by the Group at the rates specified in the MPF Ordinance were as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Retirement benefit costs charged to the income statement	1,642	1,499	1,971	934	1,234

For subsidiaries other than in Hong Kong, contributions are made to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. Details of the contributions made by subsidiaries other than in Hong Kong were as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Contributions made by subsidiaries other than in Hong Kong	661	919	842	402	511

16. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under medium-term leases *HK$'000*	Investment properties outside Hong Kong held under medium-term leases *HK$'000*	Total *HK$'000*
The Group			
Fair value			
At 1 January 2004	87,783	28,914	116,697
Transfer from property, plant and equipment *(note 17)*	57,202	—	57,202
Increase/(decrease) in fair value recognised in the income statement	14,496	(16,090)	(1,594)
At 31 December 2004 and 1 January 2005	159,481	12,824	172,305
Disposals	—	(9,176)	(9,176)
Transfer from property, plant and equipment *(note 17)*	30,548	—	30,548
Transfer to property, plant and equipment *(note 17)*	(5,558)	—	(5,558)
Increase in fair value recognised in the income statement	12,728	—	12,728
At 31 December 2005 and 1 January 2006	197,199	3,648	200,847
Additions	—	4,944	4,944
Disposals	—	(1,400)	(1,400)
Transfer from property, plant and equipment *(note 17)*	24,896	—	24,896
Transfer to property, plant and equipment *(note 17)*	(19,395)	—	(19,395)
Increase in fair value recognised in the income statement	24,640	386	25,026
At 31 December 2006 and 1 January 2007	227,340	7,578	234,918
Increase in fair value recognised in the income statement	—	508	508
Transfer to non-current assets classified as held for sale *(note 37)*	(227,340)	—	(227,340)
At 30 June 2007	—	8,086	8,086

The investment properties of the Group were revalued at 31 December 2004 by Norton Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

The investment properties of the Group were revalued at 31 December 2005 by BMI Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

The investment properties of the Group were revalued at 31 December 2006 by Malcolm & Associate Appraisal Limited, independent qualified professional valuers, on an open market and existing use basis.

The investment properties of the Group were revalued at 30 June 2007 by Raffles Appraisals Limited, independent qualified professional valuers, on an open market and existing use basis.

The investment properties of the Group are rented out or available for rent under operating leases, further summary details of which are included in note 42 to the Financial Information.

The Group had pledged investment properties to secure facilities granted to the Group (note 46). Details of the carrying amounts of the pledged investment properties were as follows:

	31 December 2004	**31 December 2005**	**31 December 2006**	**30 June 2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Carrying amounts of investment properties pledged to secure facilities	159,481	197,199	232,418	5,586

17. **PROPERTY, PLANT AND EQUIPMENT**

	Land and buildings in Hong Kong held under medium-term leases *HK$'000*	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Machinery and tools *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
The Group						
Cost or valuation						
At 1 January 2004	210,486	19,667	49,771	9,078	7,677	296,679
Exchange difference	—	2	51	7	13	73
Additions	—	117	227	519	1,721	2,584
Transfer to investment properties	(70,556)	—	—	—	—	(70,556)
Reclassification	—	—	263	(263)	—	—
Disposals	—	(116)	(9,489)	(128)	(1,090)	(10,823)
At 31 December 2004 and 1 January 2005	139,930	19,670	40,823	9,213	8,321	217,957
Exchange difference	—	(2)	(20)	(1)	(20)	(43)
Additions	—	10,559	3,166	2,239	2,919	18,883
Transfer to investment properties	(38,965)	—	—	—	—	(38,965)
Transfer from investment properties	5,558	—	—	—	—	5,558
Reclassification	—	—	856	(856)	—	—
Disposals	—	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
At 31 December 2005 and 1 January 2006	106,523	24,125	32,131	7,618	6,864	177,261
Exchange difference	—	9	109	6	94	218
Acquisition of a subsidiary	—	—	1,229	—	—	1,229
Additions	—	3,357	1,296	69	7,700	12,422
Transfer to investment properties	(25,463)	—	—	—	—	(25,463)
Transfer from investment properties	19,395	—	—	—	—	19,395
Disposal of a subsidiary	—	—	(15)	(63)	—	(78)
Disposals	—	—	(1,929)	(9)	(63)	(2,001)
At 31 December 2006 and 1 January 2007	100,455	27,491	32,821	7,621	14,595	182,983
Exchange difference	—	86	50	—	26	162
Additions	—	5,560	1,483	517	—	7,560
Disposals	—	(6)	(13)	—	(2,110)	(2,129)
Transfer to non-current assets classified as held for sale	(100,455)	—	(830)	—	—	(101,285)
At 30 June 2007	—	33,131	33,511	8,138	12,511	87,291
Representing:						
At cost	—	33,131	33,511	8,138	12,511	87,291

	Land and buildings in Hong Kong held under medium-term leases HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Machinery and tools HK$'000	Motor vehicles HK$'000	Total HK$'000
The Group						
Accumulated depreciation						
At 1 January 2004	36,992	18,591	47,467	8,286	5,324	116,660
Exchange difference	—	2	46	3	15	66
Provided for the year	4,084	391	818	405	1,075	6,773
Transfer to investment properties	(13,354)	—	—	—	—	(13,354)
Reclassification	—	—	263	(263)	—	—
Eliminated upon disposals	—	(67)	(9,175)	(114)	(360)	(9,716)
At 31 December 2004 and 1 January 2005	27,722	18,917	39,419	8,317	6,054	100,429
Exchange difference	—	(1)	(20)	(1)	(8)	(30)
Provided for the year	2,871	866	895	373	676	5,681
Transfer to investment properties	(8,417)	—	—	—	—	(8,417)
Reclassification	—	—	724	(724)	—	—
Eliminated upon disposals	—	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
At 31 December 2005 and 1 January 2006	22,176	13,956	28,508	4,990	4,967	74,597
Exchange difference	—	11	105	—	47	163
Acquisition of a subsidiary	—	—	1,154	—	—	1,154
Provided for the year	2,685	2,520	1,312	649	1,870	9,036
Transfer to investment properties	(567)	—	—	—	—	(567)
Reclassification	—	—	(82)	82	—	—
Disposal of a subsidiary	—	—	(12)	(17)	—	(29)
Eliminated upon disposals	—	—	(1,778)	(9)	(63)	(1,850)
At 31 December 2006 and 1 January 2007	24,294	16,487	29,207	5,695	6,821	82,504
Exchange difference	—	18	32	1	13	64
Provided for the period	1,115	2,125	628	346	969	5,183
Eliminated upon disposals	—	(5)	(3)	—	(1,120)	(1,128)
Transfer to non-current assets classified as held for sale	(25,409)	—	(830)	—	—	(26,239)
At 30 June 2007	—	18,625	29,034	6,042	6,683	60,384
Net book values						
At 30 June 2007	—	14,506	4,477	2,096	5,828	26,907
At 31 December 2006	76,161	11,004	3,614	1,926	7,774	100,479
At 31 December 2005	84,347	10,169	3,623	2,628	1,897	102,664
At 31 December 2004	112,208	753	1,404	896	2,267	117,528

The net book value of the Group's motor vehicles in respect of assets held under finance leases were as follows:

	31 December 2004 HK$	31 December 2005 HK$	31 December 2006 HK$	30 June 2007 HK$
Net book value of motor vehicles in respect of assets held under finance leases	582,000	442,400	2,905,134	2,466,476

The leasehold land and building of the Group were valued at 1996 and 2005 by an independent qualified professional valuers that are not connected with the Group on an open market value basis.

The valuations as at 1996 and 2005 represented the carrying values (equivalent to their approximate fair values) of the leasehold land and buildings at the time when they ceased to be classified as investment properties. Had the leasehold properties been carried at their historical cost less accumulated depreciation, amortisation and impairment losses, the carrying value of the leasehold properties would have been stated were as follows:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Carrying value of the leasehold properties	8,765	14,086	8,292	—

The Group had pledged land and buildings to secure facilities granted to the Group (note 46). Details of the carrying amount of pledged land and buildings were as follows:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Carrying amounts of land and buildings pledged to secure facilities	112,208	84,347	76,161	—

	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
The Company				
Cost				
At 1 January 2004	6,635	21,960	2,647	31,242
Additions	8	103	—	111
Transfer from a subsidiary	—	263	—	263
Disposals	—	—	(650)	(650)
At 31 December 2004 and 1 January 2005	6,643	22,326	1,997	30,966
Additions	—	208	—	208
Transfer from a subsidiary	—	41	—	41
Disposals	(399)	(6,227)	—	(6,626)
At 31 December 2005 and 1 January 2006	6,244	16,348	1,997	24,589
Additions	—	438	1,237	1,675
At 31 December 2006 and 1 January 2007	6,244	16,786	3,234	26,264
Additions	28	70	—	98
Disposals	—	—	(1,238)	(1,238)
At 30 June 2007	6,272	16,856	1,996	25,124
Accumulated depreciation				
At 1 January 2004	6,604	21,600	1,851	30,055
Provided for the year	15	159	179	353
Transfer from a subsidiary	—	263	—	263
Eliminated upon disposals	—	—	(173)	(173)
At 31 December 2004 and 1 January 2005	6,619	22,022	1,857	30,498
Provided for the year	8	150	138	296
Eliminated upon disposals	(399)	(6,227)	—	(6,626)
At 31 December 2005 and 1 January 2006	6,228	15,945	1,995	24,168
Provided for the year	7	255	248	510
At 31 December 2006 and 1 January 2007	6,235	16,200	2,243	24,678
Provided for the period	6	110	1	117
Eliminated upon disposals	—	—	(248)	(248)
At 30 June 2007	6,241	16,310	1,996	24,547
Net book values				
At 30 June 2007	31	546	—	577
At 31 December 2006	9	586	991	1,586
At 31 December 2005	16	403	2	421
At 31 December 2004	24	304	140	468

18. GOODWILL

	Total
	HK$'000
The Group	
Cost	
At 1 January 2004	—
Arising from increase in shareholding of a subsidiary	2,713
At 31 December 2004 and 1 January 2005	2,713
Elimination of accumulated amortisation upon the adoption of HKFRS 3	(407)
At 31 December 2005 and 1 January 2006	2,306
Acquisition of subsidiaries	291
At 31 December 2006, 1 January 2007 and 30 June 2007	2,597
Amortisation	
At 1 January 2004	—
Provided for the year	407
At 31 December 2004 and 1 January 2005	407
Elimination of accumulated amortisation upon the adoption of HKFRS 3	(407)
At 31 December 2005, 1 January 2006, 31 December 2006, 1 January 2007 and 30 June 2007	—
Carrying values	
At 30 June 2007	2,597
At 31 December 2006	2,597
At 31 December 2005	2,306
At 31 December 2004	2,306

During the year ended 31 December 2004, the goodwill arising from increase in shareholding of a subsidiary was amortised over a period of five years.

Particulars regarding impairment testing on goodwill are disclosed in note 19.

19. IMPAIRMENT TESTING ON GOODWILL

As explained in note 7, the Group used business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill with indefinite useful lives set out in notes 18 has been allocated to an individual cash generating unit (CGU) including subsidiaries in "the Car and car accessories" segment. The carrying amounts of goodwill (net of accumulated impairment losses) at 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007 were approximately HK$2,306,000, HK$2,306,000, HK$2,597,000 and HK$2,597,000.

During the years ended 31 December 2004, 31 December 2005, 31 December 2006 and periods ended 30 June 2006 and 30 June 2007, Directors of the Group determines that there are no impairments of its CGU containing goodwill.

The recoverable amounts of the above CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate of 10%. Another key assumption for the value in use calculations is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development.

20. INVESTMENTS IN SUBSIDIARIES

	The Company			
	31 December 2004	**31 December 2005**	**31 December 2006**	**30 June 2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	303,901	303,901	308,630	300,392
Less: Impairment loss recognised	(30,736)	(30,736)	(30,736)	(30,736)
	273,165	273,165	277,894	269,656

Particulars of the Company's principal subsidiaries are shown in note 49.

21. INTERESTS IN ASSOCIATES

	31 December 2004	**31 December 2005**	**31 December 2006**	**30 June 2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Shares of net assets of associates *(note d)*	79,926	60,545	10,727	10,466

Notes:

(a) On 30 December 2005, Italian Motors (Sales & Service) Limited, a subsidiary of the Company, and Ferrari S.p.A entered into an equity interest transfer agreement relating to the transfer of 29% equity interest ("Equity Transfer") in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC"), for a consideration of US$870,000, equivalent to approximately HK$6.8 million. At 30 June 2007, the Equity Transfer had not been approved by the relevant authorities in the PRC and as a result, FMC continue to be accounted for as an associate of the Group.

(b) On 30 June 2006, Metro Global Limited ("Metro Global"), a wholly owned subsidiary of the Company, JM Washing Machine Factory and Candy Elettrodomestici S.r.l. entered into a share purchase and subscription agreement relating to, among other things, the disposal of 50% equity interest in 金羚電器有限公司 ("金羚電器"), a sino-foreign equity joint venture established in the PRC, by Metro Global for a cash consideration of approximately RMB27 million ("Consideration"), which is equivalent to approximately HK$26 million. The net assets of 金羚電器 as at the date of transfer was approximately HK$87 million and the resulting loss from the disposal of 50% equity interest in 金羚電器 together with the realisation of accumulated exchange differences was approximately HK$9.7 million.

(c) On 15 July 2006, Corich Enterprises Inc. ("Corich"), an indirect wholly-owned subsidiary of the Company, and Mr. Herbert Adamczyk ("Mr. Adamczyk"), as sellers entered into a share exchange agreement ("Share Exchange Agreement") with China Premium Lifestyle Enterprise, Inc. ("CPMM") as the purchaser, Mr. Fred De Luca ("Mr. Luca") and Technorient Limited ("Technorient"), a principal indirect subsidiary of the Company, in relation to the sale of an aggregate of 49% of the issued share capital of Technorient in consideration for the issue by CPMM of an aggregate of 972,728 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 89,689,881 CPMM's common shares of par value of US$0.001 each.

(d) The summarised financial information in respect of the Group's associates is set out below:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Total assets	461,264	551,756	242,195	272,201
Total liabilities	(295,059)	(420,513)	(206,437)	(237,314)
Net assets	166,205	131,243	35,758	34,887
Group's share of net assets of associates	79,926	60,545	10,727	10,466
Turnover	472,271	828,299	439,140	314,782
(Loss)/profit for the year/period	(42,501)	(37,855)	9,284	(2,873)
Group's share of results of associates for the year/period	(19,743)	(20,739)	(7,777)	(609)

Particulars of the Group's principal associates at 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007 are shown in note 50.

22. INVENTORIES

	The Group			
	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Finished goods	72,558	70,400	137,923	176,568
Spare parts	12,465	10,757	12,554	16,347
	85,023	81,157	150,477	192,915

The Group had pledged finished goods as security for bank loans (note 46). The amounts of the pledged finished goods were as follows:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Pledged finished goods	—	2,930	24,299	53,386

23. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period of 7 to 90 days to its customers. The aged analysis of trade receivables were as follows:

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 30 days	32,017	52,173	94,807	53,881
31 to 60 days	10,614	11,175	14,405	15,285
61 to 90 days	2,402	4,378	3,999	4,024
91 days to 1 years	8,886	2,084	3,678	7,083
Over 1 years	8,346	6,393	5,676	5,018
Total trade receivables	62,265	76,203	122,565	85,291
Less: Provision for impairment of trade receivables	(9,585)	(6,548)	(5,731)	(4,389)
Total trade receivables, net of provision	52,680	69,655	116,834	80,902
Deposits, prepayments and other receivables	20,907	34,287	32,606	32,490
	73,587	103,942	149,440	113,392

The fair values of the Group's trade and other receivables at 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007 approximate to the corresponding carrying amounts.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

24. AMOUNTS DUE FROM/TO ASSOCIATES/SUBSIDIARIES

The amounts due were unsecured, interest-free and had no fixed terms of repayment. In the opinion of the Directors of the Company, the carrying amounts of the amounts due from or to associates or subsidiaries at each balance sheet date approximate to their fair values.

25. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	702	702	527	527
Fair value loss on available-for-sale financial assets	—	(175)	—	—
At 31 December/30 June	702	527	527	527

Available-for-sale financial assets at 31 December/30 June comprise of:

Unlisted securities: Debt securities without interest and maturity date	702	527	527	527

The fair values of unlisted available-for-sale debt investments have been estimated based on observable market prices or rate. The fair value loss on available-for-sale financial assets represented the impairment loss for the year ended 31 December 2005. The Directors believe that the estimated fair values based on observable market prices or rates, which are recorded in the consolidated balance sheets, and the related fair value gain/(losses), which are recorded in the consolidated income statements, are reasonable, and that they are the most appropriate values at the balance sheet dates.

26. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	101	101	20	11
Additions	—	—	—	71
Fair value (losses)/gain on other financial assets at fair value through profit or loss	—	(81)	(9)	5
At 31 December/30 June	101	20	11	87
Listed securities:				
Equity securities listed in Hong Kong	100	19	11	87
Equity securities listed in elsewhere	1	1	—	—
	101	20	11	87

	The Company			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January	36	36	20	11
Fair value losses on other financial assets at fair value through profit or loss	—	(16)	(9)	—
At 31 December/30 June	36	20	11	11
Listed securities:				
Equity securities listed in Hong Kong	35	19	11	11
Equity securities listed in elsewhere	1	1	—	—
	36	20	11	11

The carrying amounts of the above financial assets were classified as held for trading.

27. TRADE AND OTHER PAYABLES

The following were aged analysis of trade payables at the balance sheet date:

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 30 days	5,070	5,598	7,518	27,451
31 to 60 days	2,191	2,924	3,314	4,983
61 to 90 days	3,337	4,404	4,832	2,619
91 to 1 years	988	719	3,312	177
Over 1 year	1,329	536	543	488
Total trade payables	12,915	14,181	19,519	35,718
Derivative financial instruments	—	3,927	57	234
Customers' deposits, accruals and other payables	94,853	100,724	143,991	143,585
	107,768	118,832	163,567	179,537

The fair values of the Group's trade and other payables at 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007 approximate to the corresponding carrying amounts.

28. PROVISION FOR A LEGAL CLAIM

At 31 December 2005, the Group had a provision for a legal claim of approximately HK$30,656,000 arising out of a law suit against 東莞長興製冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Company Limited and hereinafter refer to as Dongguan Changxing), a subsidiary in PRC at that balance sheet date.

On 14 November 2006, the Company announced that Wo Kee Hong (B.V.I.) Limited ("WKH BVI"), a wholly-owned subsidiary of the Company, as the vendor entered in an agreement with Surestatus Group Limited ("Surestatus"), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Richard Man Fai LEE, who is the executive chairman and chief executive officer of the Company, as the purchaser whereby WKH BVI had agreed to sell and Surestatus had agreed to purchases 100% interest in the issued share capital of the Che Chuen Development Limited ("Che Chuen"), which was an wholly-owned subsidiary of the Company and its principal assets was an indirect 92% interest in the registered capital of Dongguan Changxing, for a consideration of HK$1.00. On the completion of disposal of 100% interest in Che Chuen, the Group transferred its 92% indirect interest in Dongguan Changxing together with the provision for the legal claim of approximately HK$30,656,000 to Surestatus. Further details set out in the circular of the Company dated 4 December 2006.

29. CONVERTIBLE LOAN NOTE

The Company issued a 7.25% convertible loan note in the principal amount of HK$30,000,000 on 18 August 2005 to Hanny Holdings Limited ("Hanny"). The convertible loan note is denominated in Hong Kong dollars. The convertible loan note entitles the holder to convert it into ordinary shares of the Company at any time between the date of issue of the convertible loan note and the settlement date on 5 September 2008 at a conversion price of HK$1.00 per convertible loan note. If the convertible loan note has not been converted, it will be redeemed on 5 September 2008 at par. Interest of 7.25% will be paid semi-annually up until the settlement date. Further details of which are set out in the announcement of the Company dated 18 August 2005.

The convertible loan note contains two components, liability and equity components. Upon initial recognition, the convertible loan note was split between the liability and equity components. The equity component is presented in equity heading "Equity component of convertible loan note". The effective interest rate of the liability component is 10%.

The movement of the liability component of the convertible loan note for the years/period were set out below:

	The Group and the Company			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Face value of convertible loan note	—	30,000	30,000	30,000
Transaction cost	—	(1,735)	(1,735)	(1,735)
Equity component	—	(185)	(185)	(185)
Liability component on initial recognition at 18 August 2005	—	28,080	28,080	28,080
Interest charged	—	871	3,644	5,060
Interest paid	—	—	(2,175)	(3,247)
Liability component at 31 December/30 June	—	28,951	29,549	29,893

The fair value of the liability component of the convertible loan note at 31 December 2005, 31 December 2006 and 30 June 2007 determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible loan at the balance sheet date, approximate the corresponding carrying amounts.

30. AMOUNTS DUE TO RELATED COMPANIES

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	9,726	4,100	6,914	4,912
Amounts repayable after one year but within two years	—	5,352	—	—
	9,726	9,452	6,914	4,912

	The Company			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts repayable within one year	2,177	877	553	560
Amounts repayable after one year but within two years	—	1,162	—	—
	2,177	2,039	553	560

The amounts included in the current liabilities were unsecured, non-interest bearing and had no fixed terms of repayment. The related companies are controlled by certain Directors of the Company. The fair value of the amounts due to related companies at balance sheet dates approximates the corresponding carrying amount.

At 31 December 2005, the fair value of the loan from a related company included in non-current liabilities was HK$5,352,000 and determined based on the present value of the estimated future cash outflows discounted using the prevailing market rate of the balance sheet. The effective interest rate of the amount due to a related company is 10%. The related company was controlled by certain Directors of the Company.

31. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	99	95	1,486	1,486
In the second to fifth year inclusive	372	340	1,217	477
More than five years	100	29	—	—
	571	464	2,703	1,963
Less: Future finance charges	(79)	(63)	(195)	(146)
Present value of lease obligations	492	401	2,508	1,817

	Present value of minimum lease payments			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	84	82	1,387	1,388
In the second to fifth year inclusive	321	294	1,121	429
More than five years	87	25	—	—
Present value of lease obligations	492	401	2,508	1,817
Analysed as:				
Amounts due within one year shown under current liabilities	84	82	1,387	1,388
Amounts due after one year	408	319	1,121	429
	492	401	2,508	1,817

For the years ended 31 December 2004, 31 December 2005, 31 December 2006 and period ended 30 June 2007, the average effective borrowing rate was approximately 3%, 4%, 4% and 4% per annum. Interest rates are fixed at the contract date. All leases were on a fixed repayment basis and no arrangement had been entered into for contingent rental payments. The Group's obligations under finance leases were secured by the lessor's charge over the leased assets. The carrying amount of the obligations under finance leases approximates their fair value.

32. BORROWINGS

	The Group			
	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Bank overdrafts	2,257	5,406	18,921	24,603
Bank loans	31,865	77,654	115,053	117,434
	34,122	83,060	133,974	142,037
Secured *(note 46)*	25,318	75,751	123,869	132,211
Unsecured	8,804	7,309	10,105	9,826
	34,122	83,060	133,974	142,037
Secured loan advanced from a supplier *(note below)*	130,322	—	—	—
	164,444	83,060	133,974	142,037
The maturities of the above loans are as follows:				
Within one year	32,820	69,333	122,671	133,916
More than one year, but not exceeding two years	477	6,134	7,812	4,725
More than two years, but not exceeding five years	825	7,593	606	623
More than five years	130,322	—	2,885	2,773
	164,444	83,060	133,974	142,037
Less: Amounts due within one year shown under current liabilities	(32,820)	(69,333)	(122,671)	(133,916)
Amounts due after one year	131,624	13,727	11,303	8,121

At 31 December 2004, the loan advanced from a supplier namely, Mitsubishi Heavy Industries Ltd ("MHI") was secured by investment properties of the Group, borne interest at 2.5% per annum and was repayable semi-annually by ten instalments commencing from 30 June 2012.

On 24 February 2005, the Group and MHI have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated 28 June 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135,000,000 at 31 December 2004, have been settled in full with the amount of approximately HK$46,800,000, resulting in a gain of approximately HK$88,200,000. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details are set out in the announcement of the Company dated 24 February 2005.

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings were as follows:

	31 December 2004	31 December 2005	31 December 2006	30 June 2007
Effective interest rate:				
Fixed rate borrowings	2.5%	—	—	—
Variable-rate borrowings	3.15% to 8%	3.15% to 10%	4.85% to 9.25%	5.24%to 9.25%

The Group's borrowings that were denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	EUR'000	*MYR'000*	*SGD'000*	*JPY'000*	*USD'000*
At 31 December 2004	—	3,845	742	3,364	17,692
At 31 December 2005	—	3,156	482	10,850	2,682
At 31 December 2006	—	1,982	1,516	—	1,575
At 30 June 2007	191	4,989	5,157	—	6,141

During the years ended 31 December 2004, 31 December 2005 and 31 December 2006 and period ended 30 June 2007, the Group obtained new borrowings in the amount of approximately HK$216,951,000, HK$312,447,000, HK$349,897,000 and HK$233,216,000. The borrowings bear interest at market rates and the proceeds were used to finance the working capital.

The fair values of the Group's borrowings at each balance sheet dates approximate to the corresponding carrying amounts.

33. LOAN ADVANCED FROM A MINORITY SHAREHOLDER

At 31 December 2004, the loan was unsecured, non-interest bearing and had no fixed terms of repayment. The minority shareholder has agreed not to demand repayment of the loan in the next twelve months from the balance sheet date and, accordingly, the amount has been classified as non-current liability. The amount was fully settled during the year ended 31 December 2005.

34. DEFERRED TAX (ASSETS)/LIABILITIES

	Accelerated tax depreciation *HK$'000*	Tax losses *HK$'000*	Total *HK$'000*
At 1 January 2004	33,709	—	33,709
Credited to income statement for the year	(8,615)	(21,300)	(29,915)
At 31 December 2004 and 1 January 2005	25,094	(21,300)	3,794
(Credited)/charged to income statement for the year	(3,942)	15,000	11,058
At 31 December 2005 and 1 January 2006	21,152	(6,300)	14,852
(Credited)/charged to income statement for the year	(1,237)	2,085	848
At 31 December 2006 and 1 January 2007	19,915	(4,215)	15,700
Credited to income statement for the period	(195)	—	(195)
Transfer to liabilities directly associated with non-current assets classified as held for sale	(19,714)	—	(19,714)
At 30 June 2007	6	(4,215)	(4,209)

The following was the analysis of the deferred tax balances for financial reporting purposes:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Deferred tax liabilities	25,094	21,152	19,915	6
Deferred tax assets	(21,300)	(6,300)	(4,215)	(4,215)
	3,794	14,852	15,700	(4,209)

At 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007, the Group has unused tax losses of approximately HK$1,010,766,000, HK$991,418,000, HK$1,007,532,000 and HK$1,010,926,000 available for offset future profits. A deferred tax asset has been recognised in respect of approximately HK$121,714,000, HK$36,000,000, HK$24,086,000 and HK$24,086,000 of such losses. No deferred tax asset has been recognised in respect of the remaining amount of approximately HK$889,052,000, HK$955,418,000, HK$983,446,000 and HK$986,840,000 due to the unpredictability of future profit streams. The tax losses may be carried forward either 5 years or indefinitely.

35. SHARE CAPITAL

	Number of shares	Nominal value HK$'000
Authorised:		
At 1 January 2004, 31 December 2004, 1 January 2005, 31 December 2005 and 1 January 2006 of HK$0.10 each	3,500,000,000	350,000
Effect of share consolidation *(Note (a))*	(3,150,000,000)	—
At 31 December 2006, 1 January 2007 and 30 June 2007 of HK$1.00 each	350,000,000	350,000
Issued and fully paid:		
At 1 January 2004, 31 December 2004, 1 January 2005, 31 December 2005 and 1 January 2006 of HK$0.10 each	2,216,154,331	221,615
Effect of share consolidation *(Note (a))*	(1,994,538,898)	—
At 31 December 2006 and 1 January 2007 of HK$1.00 each	221,615,433	221,615
Exercise of share options *(Note (b))*	100,000	100
At 30 June 2007 of HK$1.00 each	221,715,433	221,715

Notes:

(a) Pursuant to a resolution passed by the shareholders of the Company at a special general meeting held on 15 June 2006, every ten issued and unissued ordinary shares of HK$0.10 each in the share capital of the Company at that date were consolidated into one share of HK$1.00 each. The share consolidation was effective from 15 June 2006.

(b) During the period ended 30 June 2007, 100,000 share options were exercised and 100,000 ordinary shares of HK$1.00 each were issued. The subscription monies of HK$100,000 was credited to share capital.

36. RESERVES

The Company

	Capital redemption reserve *HK$'000*	Convertible loan note reserve *HK$'000*	Contributed surplus *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
At 1 January 2004	916	—	361,491	(322,757)	39,650
Profit for the year	—	—	—	3,125	3,125
At 31 December 2004 and 1 January 2005	916	—	361,491	(319,632)	42,775
Loss for the year	—	—	—	(16,000)	(16,000)
Recognition of equity component of convertible loan note	—	185	—	—	185
At 31 December 2005 and 1 January 2006	916	185	361,491	(335,632)	26,960
Loss for the year	—	—	—	(173,821)	(173,821)
At 31 December 2006 and 1 January 2007	916	185	361,491	(509,453)	(146,861)
Loss for the period	—	—	—	(10,583)	(10,583)
At 30 June 2007	916	185	361,491	(520,036)	(157,444)

Under the Companies Act 1981 of Bermuda (as amended), the Company can make a distribution out of contributed surplus. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

At 31 December 2004, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$41,859,000, including contributed surplus of HK$361,491,000 and accumulated losses of HK$319,632,000.

At 31 December 2005, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$25,859,000, including contributed surplus of HK$361,491,000 and accumulated losses of HK$335,632,000.

At 30 June 2007 and 31 December 2006, the Company did not have any distributable reserves available for distribution.

37. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

On 13 September 2007, WKH BVI entered into a sale and purchase agreement ("Sale and Purchase Agreement") that WKH BVI agreed to sell the entire issued share capital of Wo Kee Hong Estates Limited ("WKH Estates"), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of WKH BVI, and Ever Rising Investments Limited ("Ever Rising"), a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of WKH BVI.

WKH Estates is an investment holding company and the sole asset of WKH Estates is its interest in the entire issued capital of Stoneycroft Estates Limited ("Stoneycroft"), a company incorporated in Hong Kong with limited liability. Stoneycroft and Ever Rising (together with WKH Estates collectively referred as "Disposal Group") are principally engaged in the business of property holding and the major assets of Stoneycroft and Ever Rising include Wo Kee Hong Building, which locates at Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

The major classes of assets and liabilities of the Disposal Group as at 30 June 2007, which have been presented separately in the consolidated balance sheet as held for sale in accordance with the provision of HKFRS 5 "Non-current assets held for Sale and Discontinued Operations" are as follows:

	30 June 2007 *HK$'000*
Investment properties	227,340
Property, plant and equipment	75,046
Trade and other receivables	346
Cash and cash equivalents	178
Non-current assets classified as held for sale	302,910
Trade and other payables	4,994
Tax payable	427
Amount due to a related company	632
Deferred tax liabilities	19,714
Liabilities directly associated with non-current assets classified as held for sale	25,767

Investment properties and land and building classified as held for sale of approximately HK$227,340,000 and HK$75,046,000 had been pledged by the Group to secure facilities granted to the Group *(Note 46)*.

38. ACQUISITION OF SUBSIDIARIES

On 31 January 2006, the Group acquired 100% of the issued share capital of Firmmark Limited for considerations of approximately HK$935,000. In addition, the Group further acquired 0.08% of the issued share capital of a subsidiary, Technorient Limited for considerations of HK$200,000 on 31 May 2006. The amount of goodwill arising as a result of the acquisitions was HK$291,000 in aggregate.

The net assets acquired in the transaction and the goodwill arising are as follows:

	HK$'000
Net assets acquired:	
Property, plant and equipment	88
Interest in an associate	4
Deferred tax assets	5
Inventories	1,944
Trade and other receivables	6,678
Cash and cash equivalents	22
Trade and other payables	(4,601)
Bills payable	(856)
Borrowings — due within one year	(2,440)
	844
Goodwill	291
Total consideration	1,135
Satisfied by:	
Cash	1,135
Net cash outflow from acquisition:	
Cash consideration	1,113

39. DISPOSAL OF SUBSIDIARIES

(a) Loss on disposal of subsidiaries

During the year ended 31 December 2004, the Company disposed interest in certain subsidiaries. The net assets of subsidiaries at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Property held for sale, at net realisable value	9,448
Trade and other receivables	59
	9,507
Loss on disposal of subsidiaries	(1,745)
Total consideration	7,762
Satisfied by:	
Cash	7,762
Net cash inflow arising on disposal:	
Cash consideration	7,762

During the year ended 31 December 2006, the Company disposed interest in certain subsidiaries. Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was approximately HK$15.9 million.

The net assets of a subsidiary at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Property, plant and equipment	6,555
Interest in an associate	3,048
Deferred tax assets	2,457
Inventories	26,204
Trade and other receivables	25,214
Cash and cash equivalents	2,264
Trade and other payables	(37,104)
Borrowings – due within one year	(12,703)
	15,935
Loss on disposal of a subsidiary	(15,935)
Total consideration	—

The subsidiaries disposed of for the year ended 31 December 2004 did not have any significant impact on the Group's cash flows, turnover and operating results.

(b) Gain on disposal of a subsidiary

On 14 November 2006, the Company announced that WKH BVI as the vendor entered into an agreement with Surestatus as the purchaser whereby WKH BVI had agreed to sell and Surestatus agreed to purchase 100% interest in the issued share capital of Che Chuen for a consideration of HK$1.00. The resulting gain of such disposal was approximately HK$28.6 million.

The net assets of a subsidiary at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Other receivables	702
Provision of a legal claim	(30,656)
Other payables	(913)
Realisation of exchange reserve	2,243
	(28,624)
Gain on disposal of a subsidiary	28,624
Total consideration	—
Satisfied by:	
Cash	—

40. MAJOR NON-CASH TRANSACTIONS

(a) During the year ended 31 December 2004, minority shareholders of a Group's subsidiary contributed to the increase in share capital of the subsidiary by offsetting to the amounts of totalling HK$2,000,000 due to the minority shareholders by the Group.

(b) During the year ended 31 December 2006, Corich, an indirect wholly-owned subsidiary of the Company, disposed 39% interest in Technorient in consideration for the issue by CPMM of an aggregate of 727,273 CPMM's preference convertible shares of par value of US$0.001 each convertible into an aggregate of 67,057,843 CPMM's common shares of par value of US$0.001 each. The resulting loss of the disposal was totalling HK$15.9 million.

(c) During the year ended 31 December 2006, the Group acquired motor vehicles amounted to approximately HK$2,890,000 under a finance lease.

41. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the balances with related parties disclosed elsewhere in the financial statements, during the year, the Group entered into the following significant related party transactions:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Interest income received from a related party (a)	30	—	—	—	—
Management and agency fee paid to a related company (b)	61	77	—	—	—
Management and agency fee paid to a related company which received the amounts on behalf of a building management fund (b), (c)	4,187	4,206	4,187	2,095	2,097
Acquisition of further interest in a subsidiary from a related party	2,287	—	—	200	—
Purchase of goods from a related company (b)	—	—	50	50	—
Purchase of goods from a director (b)	—	—	—	—	1,350
Sales of goods to a Director (b)	900	—	—	—	—
Sales of goods to related companies (b)	—	16	42	20	4,600
Consultancy service fee paid to a related company (b)	20	—	—	—	—

(a) The interest income received from a related party borne interest at the best lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited.

(b) The pricing of transactions regarding advertising sponsorship, air-conditioning maintenance service fee, artist fee received, management and agency fees, goods sold to a related company and goods purchase from a related company were determined by the Directors on the basis of estimated market value.

(c) The related companies acted as a building manager to operate a building management fund for a building owned by the Group and collected the management and agency fee from the Group on behalf of the building management fund. During the periods ended 30 June 2007 and 30 June 2006 management fee of HK$208,500 and accounting service fee of HK$81,000 were paid to the related company by the building management fund. During the years ended 31 December 2004, 31 December 2005 and 31 December 2006, management fee of HK$417,000 and accounting service fee of HK$162,000 were paid to the related company by the building management fund.

(d) During the year ended 31 December 2006, a wholly-owned subsidiary of the Company disposed its 100% interest in the issued share capital of Che Chuen to Surestatus, a company wholly-owned by Mr. Richard Man Fai LEE. The transaction was on normal commercial terms and in the ordinary and usual course of business of the Company. For details, please refer to Note 39.

Compensation of key management personnel

The remuneration of Directors and other members of key management during the year/period were as follows:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Fees	147	270	297	135	—
Salaries and other benefits	3,577	4,052	6,893	3,319	4,206
Performance related incentive payments	657	5,184	—	—	300
Retirement benefits scheme contributions	30	40	46	23	23
Short-term employee benefits	4,411	9,546	7,236	3,477	4,529

The remuneration of Directors and other members of key management are determined by the remuneration committee having regard to the performance of individuals and market trends.

42. OPERATING LEASE

The Group as lessor

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Property rental income earned, net of outgoings	902	2,580	3,738	1,941	4,033

Outgoings incurred in relation to property rental income for the years ended 31 December 2004, 31 December 2005, 31 December 2006 and for the periods ended 30 June 2006 and 30 June 2007 were approximately HK$5,537,000, HK$5,104,000, HK$5,948,000, HK$2,500,000 and HK$3,430,000 respectively. The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Within one year	4,435	6,744	11,094	16,594
In the second to fifth year inclusive	2,804	5,223	9,240	14,080
	7,239	11,967	20,334	30,674

The Group as lessee

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Minimum lease payments under operating leases recognised in the income statement for the year/ period	7,294	8,232	10,925	5,221	7,217

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Within one year	5,317	8,974	12,202	9,576
In the second to fifth year inclusive	3,527	8,273	10,005	9,195
	8,844	17,247	22,207	18,771

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007, the Company had no commitments under non-cancellable operating leases.

43. CAPITAL COMMITMENTS

	The Group			
	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Contracted but not provide for	—	—	2,380	—

At 31 December 2004, 31 December 2005, 31 December 2006 and 30 June 2007, the Company did not have any significant capital commitments.

44. CONTINGENT LIABILITIES

(a) At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of banking facilities and other facilities made available to subsidiaries:

	The Group			
	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2007 *HK$'000*
Guarantees given for banking facilities made available to subsidiaries	—	—	—	—
Guarantees given for other facilities made available to subsidiaries	—	—	—	—
	—	—	—	—

	The Company			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given for banking facilities made available to subsidiaries	162,954	218,207	320,540	384,544
Guarantees given for other facilities made available to subsidiaries	138,328	5,615	5,079	5,120
	301,282	223,822	325,619	389,664

(b) At 31 December 2004, 31 December 2005 and 31 December 2006, 30 June 2007, the Group had a contingent liability of approximately HK$1,300,000, HK$1,300,000, HK$1,200,000 and HK$1,400,000 in respect of proceedings involving a subsidiary of the Company in India.

(c) Under a share purchase and subscription agreement signed on 30 June 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million to the purchaser to guarantee the performance of its obligations in respect of the agreement to dispose of the investment in Jiangmen. At 31 December 2006 and 30 June 2007, a bank guarantee relating to the said agreement was issued in the amount of HK$11,000,000.

45. DERIVATIVE FINANCIAL INSTRUMENTS

The Group had entered into forward contracts denominated in Hong Kong Dollar ("HKD"), United States Dollar ("USD"), Japan Yen ("JPY"), Euro dollar ("EUR") and Singapore Dollar ("SGD"). The major terms of the foreign currency forward contracts are as follows:

Notional amount	Maturity	Exchange rates
At 31 December 2004		
Sell HKD223,250	7 February 2005	HKD0.07144 to JPY1
Sell HKD436,032	29 March 2005	HKD0.0757 to JPY1
Sell HKD404,441	4 January 2005	HKD0.07294 to JPY1
Sell HKD1,416,642	24 January 2005	HKD0.07141 to JPY1
Sell HKD827,866	7 February 2005	HKD0.071745 to JPY1
Sell HKD1,058,610	14 March 2005	HKD0.07081 to JPY1
Sell HKD46,735	14 March 2005	HKD0.07081 to JPY1
Sell HKD793,468	22 March 2005	HKD0.076295 to JPY1
Sell HKD606,559	29 March 2005	HKD0.07593 to JPY1
Sell HKD239,180	29 March 2005	HKD0.07593 to JPY1
Sell HKD933,157	21 April 2005	HKD0.07599 to JPY1
Sell HKD279,850	21 April 2005	HKD0.07584 to JPY1

Notional amount	Maturity	Exchange rates
Sell HKD216,988	26 April 2005	HKD0.07587 to JPY1
Sell HKD673,803	17 May 2005	HKD0.07605 to JPY1
Sell HKD362,759	17 May 2005	HKD0.07605 to JPY1
Sell HKD1,658,826	30 May 2005	HKD0.07506 to JPY1
Sell HKD472,522	4 January 2005	HKD0.07292 to JPY1
Sell HKD643,410	28 February 2005	HKD0.07149 to JPY1
Sell HKD296,384	14 April 2005	HKD0.07619 to JPY1
Sell SGD47,992	28 February 2005	SGD1.635 to USD1
Sell SGD47,906	28 February 2005	SGD1.635 to USD1
Sell SGD19,620	28 February 2005	SGD1.635 to USD1
Sell SGD1,635	28 February 2005	SGD1.635 to USD1
Sell SGD14,004	28 February 2005	SGD1.635001 to USD1
Sell SGD100,945	28 February 2005	SGD1.635 to USD1
Sell SGD43,507	28 February 2005	SGD1.635 to USD1
Sell SGD12,099	28 February 2005	SGD1.635 to USD1
Sell SGD51,632	28 February 2005	SGD0.01578 to JPY1
At 31 December 2005		
Sell SGD36,494	18 January 2006	SGD0.01458 to JPY1
Sell SGD55,419	24 January 2006	SGD0.01459 to JPY1
Sell SGD12,982	14 February 2006	SGD0.01431 to JPY1
Sell SGD48,507	20 March 2006	SGD0.01428 to JPY1
Sell SGD215,019	28 February 2006	SGD1.672 to USD1
Sell SGD470,873	9 February 2006	SGD1.6635 to USD1
At 31 December 2006		
Sell HKD561,609	13 February 2007	HKD0.0669 to JPY1
Sell HKD27,995	11 January 2007	HKD0.066535 to JPY1
Sell HKD213,639	11 January 2007	HKD0.0665 to JPY1
Sell HKD58,818	11 January 2007	HKD0.066535 to JPY1
Sell HKD13,043	11 January 2007	HKD0.0665 to JPY1

Notional amount	Maturity	Exchange rates
Sell HKD57,644	29 January 2007	HKD0.0672 to JPY1
Sell HKD63,927	29 January 2007	HKD0.06715 to JPY1
Sell HKD112,831	27 February 2007	HKD0.06853 to JPY1
Sell HKD229,619	16 March 2007	HKD0.06663 to JPY1
Sell HKD9,510	16 March 2007	HKD0.0666 to JPY1
Sell HKD113,667	16 March 2007	HKD0.06663 to JPY1
Sell HKD36,433	22 March 2007	HKD0.06634 to JPY1
Sell SGD81,583	19 January 2007	SGD0.01343 to JPY1
Sell SGD100,662	23 January 2007	SGD0.01339 to JPY1
Sell SGD139,205	6 February 2007	SGD0.01332 to JPY1
Sell SGD163,476	28 February 2007	SGD0.01349 to JPY1
Sell SGD124,012	15 March 2007	SGD0.013245 to JPY1
Sell SGD306,063	28 February 2007	SGD1.5385 to USD1
Sell SGD21,714	28 February 2007	SGD1.5385 to USD1
Sell SGD125,802	28 February 2007	SGD1.5385 to USD1
At 30 June 2007		
Sell HKD919,549	12 July 2007	HKD0.06664 to JPY1
Sell HKD1,144,059	26 July 2007	HKD0.06594 to JPY1
Sell HKD16,716	10 July 2007	HKD0.06662 to JPY1
Sell HKD663,469	26 July 2007	HKD0.06594 to JPY1
Sell HKD284,673	9 August 2007	HKD0.06542 to JPY1
Sell HKD65,938	9 August 2007	HKD0.06542 to JPY1
Sell HKD4,265	16 August 2007	HKD0.06502 to JPY1
Sell HKD172,343	18 September 2007	HKD0.06403 to JPY1
Sell HKD389,385	20 July 2007	HKD10.53330 to EUR1
Sell HKD844,345	30 July 2007	HKD10.59670 to EUR1
Sell HKD4,450,588	30 July 2007	HKD10.627 to EUR1
Sell SGD130,856	3 July 2007	SGD0.012875 to JPY1
Sell SGD102,150	16 July 2007	SGD0.012870 to JPY1

Notional amount	Maturity	Exchange rates
Sell SGD21,809	31 July 2007	SGD0.012652 to JPY1
Sell SGD101,392	24 August 2007	SGD0.012667 to JPY1
Sell SGD196,910	24 August 2007	SGD0.012490 to JPY1
Sell SGD590,269	14 September 2007	SGD0.012504 to JPY1
Sell SGD311,438	24 September 2007	SGD0.012530 to JPY1

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices for equivalent instruments at the balance sheet date.

46. PLEDGE OF ASSETS

	The Group			
	31 December 2004	31 December 2005	31 December 2006	30 June 2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Land and buildings classified as non-current assets	112,208	84,347	76,161	—
Land and buildings included in non-current assets classified as held for sale	—	—	—	75,046
Inventories	—	2,930	24,229	53,386
Investment properties classified as non-current assets	159,481	197,199	232,418	5,586
Investment properties included in non-current assets classified as held for sale	—	—	—	227,340
Trade receivables	—	2,390	—	—
Properties held for sale	34,000	—	23,400	23,400
Deposits in banks	1,214	—	8,500	9,618
All assets of a subsidiary	18,491	18,759	20,345	17,113

The amount represents assets pledged to banks and other licensed financial institution to secure banking facilities granted to the Group. The pledged assets will be released upon the settlement of relevant bank borrowings.

47. SHARE OPTIONS SCHEMES

1991 Scheme

The Company's share option scheme was adopted on 22 June 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on 21 June 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

As at 30 June 2007, all outstanding options granted under the 1991 scheme had been expired.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on 28 June 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on 30 May 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on 30 May 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

For the six months ended 30 June 2007, the number of Share Options granted and exercised were 1,200,000 and 100,000 respectively.

As at 30 June 2007, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 0, 11,861,598 and 9,514,686* (2006: 1,142,110, 11,861,598 and 8,414,686 respectively), representing 0%, 5.35% and 4.29% (2006: 0.52%, 5.35% and 3.80% respectively) of the issued share capital of the Company at the date respectively.

On 11 June 2007, the board of directors authorized the issuance of share options under the 2002 Share Option Scheme to subscribe for a total of 1,200,000 shares of HK$1.00 each in the capital of the Company at a subscription price of HK$1.00 per share, being the nominal value of a share of the Company, be granted to the executive directors, non-executive directors and employees under continuous employment contracts.

The fair value of the share options granted is approximately HK$172,000 and it had been expensed as share-based payments during the six months ended 30 June 2007. Options were priced using the Black-Scholes model. The key assumptions at the dates of grant are as follows:

Risk-free interest rate (%)	:	4.088
Expected option life (years)	:	0.58
Expected dividend rate (%)	:	—
Expected volatility (%)	:	83.12
Weighted average fair value at grant date (HK$)	:	0.143

Where relevant, the expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. The expected volatility is based on the historical share price volatility.

* The 9,514,686 shares included 50,000 shares in respect of which options had been granted for the six months ended 30 June 2007 and were accepted and remained outstanding on 4 July 2007.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the Relevant Periods:

Scheme type	Date of grant	Outstanding at 1 January 2007	Option granted	Option lapsed	Option exercised	Outstanding at 30 June 2007	Exercisable period	Exercise price
1991	18 January 2001	40,901	—	40,901	—	—	6 March 2001– 14 March 2007	1.6610
1991	28 May 2001	629,262	—	629,262	—	—	29 June 2001– 29 June 2007	1.6610
2001	10 August 2001	11,169,415	—	—	—	11,169,415	14 September 2001– 18 September 2007	1.6610
2001	29 August 2001	534,868	—	—	—	534,868	30 September 2001– 30 September 2007	1.6610
2001	23 November 2001	157,315	—	—	—	157,315	23 December 2001– 22 December 2007	1.6610
2002	4 June 2002	5,789,206	—	—	—	5,789,206	4 June 2002– 3 June 2008	1.0000
2002	24 September 2002	2,625,480	—	—	—	2,625,480	24 September 2002– 23 September 2008	1.0000
2002	11 June 2007	—	1,200,000	—	100,000	1,100,000	11 June 2007– 10 June 2013	1.0000
Grand Total		20,946,447	1,200,000	670,163	100,000	21,376,284		

Scheme type	Date of grant	Outstanding at 1 January 2006 *Before adjustment*	Option lapsed	Outstanding at 31 December 2006 *After adjustment*#	Exercisable period	Exercise price
1991	21 December 1999	22,890,928	22,890,928	—	1 February 2000– 21 March 2006	0.2325
1991	11 February 2000	11,531,229	11,531,229	—	18 March 2000– 21 March 2006	0.5422
1991	8 September 2000	4,719,470	471,947#	—	5 November 2000 November 2006	2.3470#
1991	18 January 2001	409,019	—	40,901	6 March 2001– 14 March 2007	1.6610#
1991	28 May 2001	6,292,629	—	629,262	29 June 2001– 29 June 2007	1.6610#
2001	10 August 2001	111,694,164	—	11,169,415	14 September 2001– 18 September 2007	1.6610#
2001	29 August 2001	5,348,712	—	534,868	30 September 2001– 30 September 2007	1.6610#
2001	23 November 2001	1,573,156	—	157,315	23 December 2001– 22 December 2007	1.6610#
2002	4 June 2002	57,892,158	—	5,789,206	4 June 2002– 3 June 2008	1.0000#
2002	24 September 2002	26,254,800	—	2,625,480	24 September 2002– 23 September 2008	1.0000#
Grand Total:		248,606,265	34,894,104	20,946,447		

After adjustment for the share consolidation in June 2006

Scheme type	Date of grant	Outstanding at 1 January 2005	Option lapsed	Outstanding at 31 December 2005	Exercisable period	Exercise price
1991	21 December 1999	22,890,928	—	22,890,928	1 February 2000– 21 March 2006	0.2325
1991	11 February 2000	11,531,229	—	11,531,229	18 March 2000– 21 March 2006	0.5422
1991	8 September 2000	4,719,470	—	4,719,470	5 November 2000– 4 November 2006	0.2347
1991	18 January 2001	409,019	—	409,019	6 March 2001– 14 March 2007	0.1661
1991	28 May 2001	6,292,629	—	6,292,629	29 June 2001– 29 June 2007	0.1661
2001	10 August 2001	111,694,164	—	111,694,164	14 September 2001– 18 September 2007	0.1661
2001	29 August 2001	5,663,338	314,626	5,348,712	30 September 2001– 30 September 2007	0.1661
2001	23 November 2001	1,573,156	—	1,573,156	23 December 2001– 22 December 2007	0.1661
2002	4 June 2002	64,971,362	7,079,204	57,892,158	4 June 2002– 3 June 2008	0.1000
2002	24 September 2002	26,254,800	—	26,254,800	24 September 2002– 23 September 2008	0.1000
Grand Total		256,000,095	7,393,830	248,606,265		

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price
1991	19 January 1998	12,125,838	12,125,838	—	19 February 1998–12 March 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	—	24 July 1998–23 July 2004	0.1749
1991	21 December 1999	23,133,184	242,256	22,890,928	1 February 2000–21 March 2006	0.2325
1991	11 February 2000	11,531,229	—	11,531,229	18 March 2000–21 March 2006	0.5422
1991	8 September 2000	4,719,470	—	4,719,470	5 November 2000–4 November 2006	0.2347
1991	18 January 2001	409,019	—	409,019	6 March 2001–14 March 2007	0.1661
1991	28 May 2001	37,755,775	31,463,146	6,292,629	29 June 2001–29 June 2007	0.1661
2001	10 August 2001	166,754,668	55,060,504	111,694,164	14 September 2001–18 September 2007	0.1661
2001	29 August 2001	6,764,539	1,101,201	5,663,338	30 September 2001–30 September 2007	0.1661
2001	23 November 2001	1,573,156	—	1,573,156	23 December 2001–22 December 2007	0.1661
2002	4 June 2002	80,702,927	15,731,565	64,971,362	4 June 2002–3 June 2008	0.1000
2002	24 September 2002	48,414,080	22,159,280	26,254,800	24 September 2002–23 September 2008	0.1000
Grand Total		395,457,041	139,456,946	256,000,095		

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at 1 January 2007	Option granted	Option lapsed	Option exercised	Outstanding at 30 June 2007	Exercisable period	Exercise price
1991	28 May 2001	629,262	—	629,262	—	—	29 June 2001–28 June 2007	1.6610
2001	10 August 2001	11,012,100	—	—	—	11,012,100	16 September 2001–15 September 2007	1.6610
2001	29 August 2001	157,314(a)	—	—	—	157,314	30 September 2001–29 September 2007	1.6610
2002	4 June 2002	755,113	—	—	—	755,113	4 June 2002–3 June 2008	1.0000
2002	24 September 2002	2,425,280	—	—	—	2,425,280	24 September 2002–23 September 2008	1.0000
2002	11 June 2007	—	850,000	—	100,000	750,000	11 June 2007–10 June 2013	1.0000
Grand Total		14,979,069	850,000	629,262	100,000	15,099,807		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

Scheme type	Date of grant	Outstanding at 1 January 2006 *Before adjustment*	Option lapsed	Outstanding at 31 December 2006 *After adjustment*#	Exercisable period	Exercise price
1991	21 December 1999	21,237,613(a)	21,237,613	—	6 February 2000– 10 February 2006	0.2325
1991	11 February 2000	11,012,093	11,012,093	—	18 March 2000– 21 March 2006	0.5422
1991	18 January 2001	409,019	—	40,901	6 March 2001– 5 March 2007	1.6610#
1991	28 May 2001	6,292,629	—	629,262	29 June 2001– 29 June 2007	1.6610#
2001	10 August 2001	111,694,164	—	11,169,415	14 September 2001– 18 September 2007	1.6610#
2001	29 August 2001	1,573,150(a)	—	157,314	30 September 2001– 29 September 2007	1.6610#
2002	4 June 2002	13,843,779	—	1,384,375	4 June 2002– 3 June 2008	1.0000#
2002	24 September 2002	26,254,800	—	2,625,480	24 September 2002– 23 September 2008	1.0000#
Grand Total		192,317,247	32,249,706	16,006,747		

After adjustment for the share consolidation in June 2006

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

Scheme type	Date of grant	Outstanding At 1 January 2005 and 31 December 2005	Exercisable period	Exercise price
1991	21 December 1999	21,237,613(a)	6 February 2000–10 February 2006	0.2325
1991	11 February 2000	11,012,093	18 March 2000–21 March 2006	0.5422
1991	18 January 2001	409,019	6 March 2001–5 March 2007	0.1661
1991	28 May 2001	6,292,629	29 June 2001–29 June 2007	0.1661
2001	10 August 2001	111,694,164	14 September 2001–18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	30 September 2001–29 September 2007	0.1661
2002	4 June 2002	13,843,779	4 June 2002–3 June 2008	0.1000
2002	24 September 2002	26,254,800	24 September 2002–23 September 2008	0.1000
Grand Total		192,317,247		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

Scheme type	Date of grant	Outstanding at 1 January 2004	Option lapsed	Outstanding at 31 December 2004	Exercisable period	Exercise price
1991	19 January 1998	9,596,253(a)	9,596,253(a)	—	19 February 1998–21 March 2004	0.3655
1991	10 June 1998	1,573,156	1,573,156	—	24 July 1998–23 July 2004	0.1749
1991	21 December 1999	21,237,613(a)	—	21,237,613(a)	6 February 2000–10 February 2006	0.2325
1991	11 February 2000	11,012,093	—	11,012,093	18 March 2000–21 March 2006	0.5422
1991	18 January 2001	409,019	—	409,019	6 March 2001–5 March 2007	0.1661
1991	28 May 2001	6,292,629	—	6,292,629	29 June 2001–29 June 2007	0.1661
2001	10 August 2001	111,694,164	—	111,694,164	14 September 2001–18 September 2007	0.1661
2001	29 August 2001	1,573,150(a)	—	1,573,150(a)	30 September 2001–29 September 2007	0.1661
2002	4 June 2002	13,843,779	—	13,843,779	4 June 2002–3 June 2008	0.1000
2002	24 September 2002	26,254,800	—	26,254,800	24 September 2002–23 September 2008	0.1000
Grand Total		203,486,656	11,169,409	192,317,247		

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a Director of the Company.

During the years ended 31 December 2006, 31 December 2005 and 31 December 2004, no consideration was received during the year from employees (including Directors) for taking up the options granted. During the period ended 30 June 2007, HK$100,000 was received from employees (including Directors) as the consideration for taking up the options granted.

48. DIVIDEND

No dividend was paid or proposed for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 and for periods ended 30 June 2006 and 30 June 2007, nor has any dividend been proposed since the balance sheet date.

49. PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries are as follows:

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group — As at December 31 2004	2005	2006	As at June 30 2007	Issued and fully paid share capital or registered capital (note (a))	Principal activities
Direct subsidiary							
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	100.0	100.0	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries							
Auto Italia Limited	Hong Kong	89.9	89.9	70.5	70.5	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Auto Sportiva Limited	Hong Kong	—	—	90.0	90.0	1 share of HK$1 each	Car distribution and services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	100.0	100.0	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd. *(Note (b))*	Singapore	100.0	100.0	100.0	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100.0	100.0	100.0	100 shares of US$1 each	Investment holding
Dalian Auto Italia Car Trading Co., Ltd	PRC	—	—	67.0	70.5	Registered and fully paid capital of RMB5,000,000	Trading of cars and general trading
Elbright Limited *(Note (c))*	Hong Kong	100.0	100.0	—	—	2 shares of HK$1 each	Property Leasing Agent
Ever Rising Investments Limited	Hong Kong	100.0	100.0	100.0	100.0	2 shares of HK$1 each	Property investment
Italian Motors (Sales & Service) Limited	Hong Kong	89.9	89.9	70.5	70.5	60,000 shares of HK$10 each	Investment holding

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group As at December 31 2004	2005	2006	As at June 30 2007	Issued and fully paid share capital or registered capital (note (a))	Principal activities
Keyforce Holdings Limited	Hong Kong	—	89.9	90.0	90.0	1 share of HK$1 each	Trading of yachts and accessories
Martview Limited	Hong Kong	100.0	100.0	100.0	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse Company Limited	Hong Kong	100.0	100.0	100.0	100.0	2 shares of HK$1 each	Trading brand holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	100.0	100.0	—	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	100.0	100.0	100.0	2 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Mighty Will International Limited	Hong Kong	—	—	100.0	100.0	1 share of HK$1 each	Property holding
Most Advance International Ltd.	British Virgin Islands	100.0	100.0	100.0	100.0	1 share of US$1 each	Investment holding
Noble Brand Investments Limited	Hong Kong	—	—	90.0	90.0	1 share of HK$1.00 each	Trading of yachts and accessories
Rogers Entertainment International Limited (Formerly known as "Forward International Corporation, Limited")	Hong Kong	100.0	100.0	100.0	100.0	45,000 non-voting deferred shares of HK$100 each and 2 ordinary shares of HK$100 each	Entertainment services, and music and software production
Rogers International Limited	Bahamas	100.0	100.0	100.0	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	100.0	100.0	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding
Stoneycroft Estates Limited	Hong Kong	100.0	100.0	100.0	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group As at December 31 2004	2005	2006	As at June 30 2007	Issued and fully paid share capital or registered capital *(note (a))*	Principal activities
Technorient Limited	Hong Kong	89.9	89.9	70.5	70.5	461,687 shares of HK$100 each	Investment holding
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	100.0	100.0	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn Bhd	Malaysia	100.0	100.0	100.0	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	100.0	100.0	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	100.0	100.0	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Marketing Pte Ltd (Formerly known as Wo Kee Hong Professional Air Conditioning Pte Ltd)	Singapore	93.5	94.8	94.8	94.8	6,200,000 shares of S$1 each *(Note (c))*	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn Bhd	Malaysia	100.0	100.0	100.0	100.0	5,100,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Joyful Limited	Hong Kong	100.0	100.0	100.0	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	100.0	100.0	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services

Name of subsidiaries	Place of incorporation/ registration	Percentage of equity interest attributable to the Group As at December 31 2004	2005	2006	As at June 30 2007	Issued and fully paid share capital or registered capital *(note (a))*	Principal activities
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	100.0	—	—	Registered and fully paid capital of RMB1,000,000	Distribution of air conditioning, electrical and electronic products
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	100.0	—	—	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products
東莞市長興制冷設備有限公司 (joint venture (HK Capital))	PRC	92.0	92.0	—	—	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

Notes:

(a) Unless stated otherwise, issued and fully paid share capital or registered capital of each of the Company's principal subsidiaries are the same throughout the Relevant Periods.

(b) In the process of liquidation.

(c) The issued share capital of this company was increased from 5,000,000 shares of S$1 each to 6,200,000 shares of S$1 each during the financial year ended 31 December 2005.

None of the subsidiaries had issued any debt securities throughout the Relevant Periods.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

50. PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates are as follows:

Name of associates	Place of incorporation/ registration	Percentage of equity interest attributable to the Group As at December 31 2004	2005	2006	As at June 30 2007	Issued and fully paid share capital or registered capital *(Note (a))*	Principal activities
China Premium Lifestyle Enterprise, Inc.	USA	—	—	39.8	39.8	122,672,214 shares of common stock and 495,791 shares of preferred stock of US$0.001 each *(Note (b))*	Investment holding
Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd.	PRC	27.0	27.0	21.2	21.2	Registered and fully paid capital of US$3,000,000	Import, distribution and trading of cars and related accessories
Jin Ling Electrical Company Limited	PRC	50.0	50.0	—	—	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines

Notes:

(a) Unless stated otherwise, issued and fully paid capital or registered capital of each of the Group's principal associates are the same throughout the Relevant Periods.

(b) Issued and full paid share capital of this company was changed from 26,929,180 shares of common stock and 1,533,973 shares of preferred stock of US$0.001 each for the year ended 31 December 2006 to 122,672,214 shares of common stock and 495,791 shares of preferred stock of US$0.001 each for the period ended 30 June 2007.

51. EVENTS AFTER BALANCE SHEET DATE

On 13 August 2007, National Cape Development Limited, an indirect wholly-owned subsidiary of the Company, as purchaser entered into the share acquisition agreement (the "Share Acquisition Agreement") with Yang Pei, Executive Talent Limited, Ye Ai Fang as Vendor, Lau Chi Yuen, Joseph and Yuen Nim Cho, as guarantors to acquire 10% issued share capital in Corning Investments Limited at a consideration of HK$36 million. Corning Investments Limited is interested in the entire issued share capital of Digital Outdoor Television (Hong Kong) Limited which together with its wholly-owned subsidiary, Today's Media Limited, are principally engaged in the business of the provision of outdoor media advertising and broadcasting network. The acquisition was completed on 24 August 2007. A total of 31,266,284 new shares of the Company had been issued and allotted as consideration upon completion. The details of the acquisition set out in the circular of the Company dated 30 August 2007.

On 13 September 2007, WKH BVI entered into Sale and Purchase Agreement pursuant to which WKH BVI agreed to sell the entire share capital of WKH Estates and Ever Rising. Further details of which are set out in note 37 to the condensed consolidated Financial Information and the announcement of the Company dated 14 September 2007.

The consolidated income statements, consolidated balance sheets, consolidated cash flow statements and consolidated statements of changes in equity of the WKH Estates and its subsidiary (the "WKH Estates Group") and the income statements, balance sheets, cash flow statements and statements of changes in equity of Ever Rising prepared under HKFRS are set out as follows:

(i) **Consolidated income statements of WKH Estates Group**

	31 December 2004 *HK$'000*	31 December 2005 *HK$'000*	31 December 2006 *HK$'000*	30 June 2006 *HK$'000* (Unaudited)	30 June 2007 *HK$'000*
Turnover	7,252	8,367	11,470	5,191	8,438
Cost of sales	—	—	—	—	—
Gross profit	7,252	8,367	11,470	5,191	8,438
Other operating income	576	300	402	99	—
Written-off of amounts due from fellow subsidiaries	—	—	(9)	(9)	—
Write-back of amounts due to fellow subsidiaries	—	—	—	—	1,101
Provision for amounts due from fellow subsidiaries	—	(10,202)	—	—	—
Administrative expenses	(11,151)	(16,366)	(9,353)	(4,367)	(4,835)
Fair value gains on investment properties	—	23,276	34,919	—	—
(Loss)/profit from operations	(3,323)	5,375	37,429	914	4,704
Income tax (expenses)/credit	(1,601)	15,521	(76)	—	(499)
(Loss)/profit for the year/ period	(4,924)	20,896	37,353	914	4,205
Attributable to:					
Equity holders of the Company	(4,924)	20,896	37,353	914	4,205

(ii) **Consolidated balance sheets of WKH Estates Group**

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Non-current assets				
Investment properties	158,834	294,319	329,238	329,238
Property, plant and equipment	112,209	—	—	—
	271,043	294,319	329,238	329,238
Current assets				
Trade and other receivables	483	468	462	345
Tax recoverable	182	133	57	—
Amounts due from fellow subsidiaries	56,771	22,533	29,673	34,570
Cash and cash equivalents	216	245	806	178
	57,652	23,379	30,998	35,093
Current liabilities				
Deposit received and other payables	1,583	2,413	4,818	4,994
Tax payable	—	—	—	423
Amounts due to fellow subsidiaries	368,899	351,492	353,909	353,149
Amount due to a related company	9	218	581	632
	370,491	354,123	359,308	359,198
Net current liabilities	(312,839)	(330,744)	(328,310)	(324,105)
Total assets less current liabilities	(41,796)	(36,425)	928	5,133
Non-current liabilities				
Deferred tax liabilities	(25,078)	(9,553)	(9,553)	(9,553)
	(25,078)	(9,553)	(9,553)	(9,553)
Net liabilities	(66,874)	(45,978)	(8,625)	(4,420)
Capital and reserves				
Share capital	—	—	—	—
Reserves	(66,874)	(45,978)	(8,625)	(4,420)
Total equity	(66,874)	(45,978)	(8,625)	(4,420)

(iii) Consolidated statements of changes in equity of WKH Estates Group

	Share capital	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2004	—	(61,950)	(61,950)
Loss for the year	—	(4,924)	(4,924)
At 31 December 2004 and 1 January 2005	—	(66,874)	(66,874)
Profit for the year	—	20,896	20,896
At 31 December 2005 and 1 January 2006	—	(45,978)	(45,978)
Profit for the year	—	37,353	37,353
At 31 December 2006	—	(8,625)	(8,625)

Six months ended 30 June 2006 (Unaudited)

	Share capital	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2006	—	(45,978)	(45,978)
Profit for the period	—	914	914
At 30 June 2006	—	(45,064)	(45,064)

Six months ended 30 June 2007

	Share capital	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2007	—	(8,625)	(8,625)
Profit for the period	—	4,205	4,205
At 30 June 2007	—	(4,420)	(4,420)

(iv) **Consolidated cash flow statements of WKH Estates Group**

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Cash flows from operating activities					
(Loss)/profit from operations	(3,323)	5,375	37,429	914	4,704
Adjustments for:					
Bad debts written off	—	8,070	—	—	—
Depreciation	4,084	—	—	—	—
Provision for amounts due from fellow subsidiaries	—	10,202	—	—	—
Written off of amounts due from fellow subsidiaries	—	—	9	9	—
Written back of amounts due to subsidiaries	—	—	—	—	(1,101)
Fair value gains on investment properties	—	(23,276)	(34,919)	—	—
Operating cash flows before movements in working capital	761	371	2,519	923	3,603
(Increase)/decrease in trade and other receivables	(103)	15	6	27	117
Increase/(decrease) in amounts due to fellow subsidiaries	272	(1,441)	(4,732)	(1,267)	(4,556)
(Decrease)/increase in rental deposit and other payables	(909)	830	2,405	151	176
Increase in amount due to a related company	9	210	363	204	51
Cash generated from/(used in) operations	30	(15)	561	38	(609)
Tax (paid)/refunded	(436)	44	—	—	(19)
Net cash (used in)/generated from operating activities	(406)	29	561	38	(628)
Net movement in cash and cash equivalents	(406)	29	561	38	(628)
Cash and cash equivalents at 1 January	622	216	245	245	806
Cash and cash equivalents at 31 December/30 June	216	245	806	283	178

(v) **Income statements of Ever Rising**

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Turnover	—	—	—	—	—
Fair value gains on investment properties	24	35	81	—	—
Operating expenses	(4)	(2)	—	—	—
Administrative expenses	(81)	(81)	(81)	(39)	(39)
Loss from operations	(61)	(48)	—	(39)	(39)
Income tax expenses	—	—	—	—	—
Loss for the year/period	(61)	(48)	—	(39)	(39)
Attributable to:					
Equity holders of the Company	(61)	(48)	—	(39)	(39)

(vi) **Balance sheets of Ever Rising**

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2007 HK$'000
Non-current asset				
Investment properties	646	681	762	762
Current liabilities				
Amounts due to fellow subsidiaries	827	910	991	1,030
Tax payable	4	4	4	4
	831	914	995	1,034
Net liabilities	(185)	(233)	(233)	(272)
Capital and reserves				
Share capital	—	—	—	—
Accumulated losses	(185)	(233)	(233)	(272)
Total equity	(185)	(233)	(233)	(272)

(vii) Statements of changes in equity of Ever Rising

	Share capital	Investment property revaluation reserve	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2004	—	—	(170)	(170)
Revaluation surplus	—	45	—	45
Loss for the year	—	—	(60)	(60)
At 31 December 2004 and 1 January 2005	—	45	(230)	(185)
Opening adjustment for the adoption of HKAS 40	—	(45)	45	—
At 1 January 2005, as restated	—	—	(185)	(185)
Loss for the year	—	—	(48)	(48)
At 31 December 2005 and 1 January 2006	—	—	(233)	(233)
Profit for the year	—	—	—	—
At 31 December 2006	—	—	(233)	(233)

Six months ended 30 June 2006 (unaudited)

	Share capital	Investment property revaluation reserve	Accumulated losses	Total equity
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2006	—	—	(233)	(233)
Loss for the period	—	—	(39)	(39)
At 30 June 2006	—	—	(272)	(272)
Six months ended 30 June 2007				
At 1 January 2007	—	—	(233)	(233)
Loss for the period	—	—	(39)	(39)
At 30 June 2007	—	—	(272)	(272)

(viii) Cash flow statements of Ever Rising

	31 December 2004 HK$'000	31 December 2005 HK$'000	31 December 2006 HK$'000	30 June 2006 HK$'000 (Unaudited)	30 June 2007 HK$'000
Cash flows from operating activities					
Loss from operations	(61)	(48)	—	(39)	(39)
Adjustments for:					
Fair value gains on investment properties	(24)	(35)	(81)	—	—
Operating cash flows before movements in working capital	(85)	(83)	(81)	(39)	(39)
Decrease in rental deposit and accruals	(1)	—	—	—	—
Increase in amounts due to fellow subsidiaries	86	83	81	39	39
Net cash generated from operating activities	—	—	—	—	—
Cash and cash equivalents at 1 January	—	—	—	—	—
Cash and cash equivalents at 31 December/30 June	—	—	—	—	—

II. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Company or any of it subsidiaries in respect of any period subsequent to 31 December 2006. No dividends have been declared or paid by the Company or any of its subsidiaries in respect of any period subsequent to 31 December 2006.

Yours faithfully,
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street
Hong Kong

18 October 2007

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Buildings
585–609 Castle Peak Road
Kwai Chung, New Territories
HONG KONG

Dear Sirs,

We report on the unaudited pro forma financial information of Wo Kee Hong (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 108 to 116 under the heading of "Unaudited Pro Forma Financial Information on the Remaining Group" (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's circular dated 18 October 2007 (the "Circular") in connection with the proposed disposal of the entire issued share capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited ("the Disposal"). The Unaudited Pro Forma Financial Information has been prepared by the Directors of the Company, for illustrative purpose only, to provide information about how the Disposal might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on page 108 of Appendix II to this Circular.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS OF THE COMPANY AND REPORTING ACCOUNTANTS

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagement ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgments and assumptions of the directors of the Company, and, because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 30 June 2007 or for any future dates; or
- the results and cashflows of the Group for the six months ended 30 June 2007 or for any future periods.

OPINION

In our opinion:

- the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;
- such basis is consistent with the accounting policies of the Group; and
- the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

Yours faithfully
HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
Hong Kong

INTRODUCTION TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is an illustrative and unaudited pro forma consolidated balance sheet, consolidated income statement and consolidated cash flow statement of the Remaining Group which has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Disposal as if they had taken place on 30 June 2007 for the pro forma consolidated balance sheet and 1 January 2007 for the pro forma consolidated income statement and consolidated cash flow statement

This pro forma financial information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position and financial results of the Remaining Group had the Disposal been completed as at 30 June 2007 and 1 January 2007 respectively or at any future date.

The unaudited pro forma consolidated balance sheet of the Remaining Group is prepared based on the audited consolidated balance sheet of the Group as at 30 June 2007 extracted from the Accountant's Report of the Group as set out in Appendix I to this circular, adjusted as described below, as if the Disposal had been completed on 30 June 2007. The unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement of the Remaining Group are prepared based on the audited consolidated income statement and cash flow statement of the Group for the six months ended 30 June 2007 extracted from the Accountant's Report of the Group as set out in Appendix I to this circular, adjusted as described below, as if the Disposal had been completed on 1 January 2007.

A. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	Unadjusted consolidated balance sheet of the Group at 30 June 2007	Pro forma adjustments #1		Pro Forma Remaining Group
	HK$'000	*HK$'000*	*Note*	*HK$'000*
Non-current assets				
Investment properties	8,086			8,086
Property, plant and equipment	26,907			26,907
Goodwill	2,597			2,597
Interests in associates	10,466			10,466
Available-for-sale financial assets	527			527
Deferred tax assets	4,215			4,215
	52,798			52,798
Current assets				
Inventories	192,915			192,915
Properties held for sale, at net realisable value	23,400			23,400
Trade and other receivables	113,392			113,392
Amounts due from associates	13,593			13,593
Other financial assets at fair value through profit or loss	87			87
Cash and cash equivalents	17,870	240,569	1(ii)	258,439
	361,257			601,826
Non-current assets classified as held for sale	302,910	(302,910)	1(i)	—
	664,167			601,826

	Unadjusted consolidated balance sheet of the Group at 30 June 2007	Pro forma adjustments #1		Pro Forma Remaining Group
	HK$'000	HK$'000	Note	HK$'000
Current liabilities				
Trade and other payables	179,537			179,537
Bills payable	31,675	(22,556)	1(iii)	9,119
Tax payable	152			152
Amounts due to related companies	4,912			4,912
Obligations under finance leases — due within one year	1,388			1,388
Borrowings — due within one year	133,916	(94,987)	1(iii)	38,929
	351,580			234,037
Liabilities directly associated with non-current assets classified as held for sale	25,767	(25,767)	1(i)	—
	377,347			234,037
Net current assets	286,820			367,789
Total assets less current liabilities	339,618			420,587
Non-current liabilities				
Convertible loan note	29,893			29,893
Obligations under finance leases — due after one year	429			429
Borrowings — due after one year	8,121	(4,388)	1(iii)	3,733
Deferred tax liabilities	6			6
	38,449			34,061
Net assets	301,169			386,526

	Unadjusted consolidated balance sheet of the Group at 30 June 2007	Pro forma adjustments #1		Pro Forma Remaining Group
	HK$'000	*HK$'000*	*Note*	*HK$'000*
Capital and reserves				
Share capital	221,715			221,715
Reserves	62,114	85,357	1(iv)	147,471
Equity attributable to equity holders of the Company	283,829			369,186
Minority interests	17,340			17,340
Total equity	301,169			386,526

B. UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

	Unadjusted consolidated income statement of the Group for the six months ended 30 June 2007	Pro forma adjustments				Pro Forma Remaining Group
		#2	#3	#4	#6	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 2)	*(Note 3)*	*(Note 4(i))*	*(Note 6)*	
Turnover	457,546	(8,438)	1,638			450,746
Cost of sales	(372,325)					(372,325)
Gross profit	85,221					78,421
Other operating income	1,447	(1,101)	1,101			1,447
Distribution costs	(30,990)					(30,990)
Administrative expenses	(66,232)	4,874	(761)		(4,385)	(66,504)
Fair value gains on investment properties	508					508
Loss from operations	(10,046)					(17,118)
Finance costs	(7,690)	5,532				(2,158)
Gain on disposal of subsidiaries	—			82,993		82,993
Share of result of an associate	(609)					(609)
(Loss)/profit before tax	(18,345)					63,108
Income tax (expenses)/ credit	(185)	499				314
(Loss)/profit for the period	(18,530)					63,422

C. UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW STATEMENT

	Unadjusted consolidated cash flow statement of the Group for the six months ended 30 June 2007	Pro forma adjustments					Pro Forma Remaining Group
		#2	#3	#4	#5	#6	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 2)	*(Note 3)*	*(Note 4(ii))*	*(Note 5)*	*(Note 6)*	
Operating activities							
(Loss)/profit before tax	(18,345)	867	1,978	82,993		(4,385)	63,108
Adjustments for:							
Share of result of an associate	609						609
Interest income	(544)						(544)
Interest expenses	7,483	(5,532)					1,951
Finance lease charges	49						49
Depreciation	5,183	(1,115)					4,068
Loss on disposal of property, plant and equipment	7						7
Fair value gains on other financial assets at fair value through profit or loss	(5)						(5)
Fair value gains on investment properties	(508)						(508)
Provision for impairment of trade receivables	36						36
Gain on disposal of subsidiaries	—			(93,493)			(93,493)
Share-based payment expenses	172						172
Operating cash flows before movements in working capital	(5,863)						(24,550)
Increase in inventories	(42,463)						(42,463)
Decrease in trade and other receivables	35,607	(117)					35,490
Increase in amounts due from associates	(9,642)						(9,642)
Increase in trade and other payables	20,998	(176)					20,822
Decrease in bills payable	(14,309)	20,272			(42,828)		(36,865)
Decrease in amounts due to related companies	(1,370)	(51)					(1,421)
Cash used in operations	(17,042)						(58,629)
Hong Kong Profits Tax paid	(20)	19					(1)
Net cash used in operating activities	(17,062)						(58,630)

	Unadjusted consolidated cash flow statement of the Group for the six months ended 30 June 2007 HK$'000	Pro forma adjustments #2 HK$'000 (Note 2)	#3 HK$'000 (Note 3)	#4 HK$'000 (Note 4(ii))	#5 HK$'000 (Note 5)	#6 HK$'000 (Note 6)	Pro Forma Remaining Group HK$'000
Investing activities							
Purchase of property, plant and equipment	(7,560)						(7,560)
Proceeds from disposal of property, plant and equipment	995						995
Proceeds from disposal of subsidiaries	—				373,000		373,000
Purchases of financial assets at fair value through profit or loss	(71)						(71)
Interest received	427						427
Net cash (used in)/ generated from investing activities	(6,209)						366,791
Financing activities							
New bank loans	227,273	(141,448)					85,825
Repayment of bank loans	(225,148)	144,677			(79,106)		(159,577)
Interest paid	(7,140)	5,532					(1,608)
Repayment of obligations under finance leases	(691)						(691)
Finance lease charges paid	(49)						(49)
Net cash used in financing activities	(5,755)						(76,100)
Net (decrease)/increase in cash and cash equivalents	(29,026)						232,061
Cash and cash equivalents at 1 January 2007	22,023	(806)					21,217
Effect of foreign currency exchange rate changes	448						448
Cash and cash equivalents at 30 June 2007	(6,555)						253,726

	Unadjusted consolidated cash flow statement of the Group for the six months ended 30 June 2007 HK$'000	Pro forma adjustments #2 HK$'000 (Note 2)	#3 HK$'000 (Note 3)	#4 HK$'000 (Note 4(ii))	#5 HK$'000 (Note 5)	#6 HK$'000 (Note 6)	Pro Forma Remaining Group HK$'000
Analysis of the balances of cash and cash equivalents							
Being:							
Cash and cash equivalents	18,048	17,085	1,978	(10,500)	232,606	(4,385)	254,832
Bank overdrafts	(24,603)	5,037			18,460		(1,106)
	(6,555)						253,726

D. NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. (i) The pro forma adjustment on non-current assets classified as held for sale and liabilities directly associated with non-current assets classified as held for sale reflected the de-consolidation of the assets and liabilities of WKH Estates Group and Ever Rising with a net amount of HK$277,143,000 at 30 June 2007.

   (ii) The pro forma adjustment on cash and cash equivalents reflected the net cash consideration of approximately HK$240,569,000 received. The net cash consideration was calculated base on the total consideration for the Disposal of HK$373,000,000 less the estimated expenses to be incurred in connection to the Disposal of approximately HK$10,500,000 and the repayment of the outstanding banking facilities secured by the Property Encumbrances of approximately HK$121,931,000.

   (iii) The pro adjustments on bills payable and borrowings reflected the repayment of the outstanding banking facilities secured by the Property Encumbrances of approximately HK$121,931,000.

   (iv) The pro forma adjustment on reserve reflected the gain on Disposal of approximately HK$95,857,000 less the estimated expenses to be incurred in connection to the Disposal of approximately HK$10,500,000. The gain on Disposal was calculated base on the total consideration for the Disposal of HK$373,000,000 less the total net assets of WKH Estates Group and Ever Rising of approximately HK$277,143,000.

2. The pro forma adjustments in the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement reflected the de-consolidation of the results of WKH Estates Group and Ever Rising for the six months ended 30 June 2007 assuming that the Disposal had taken place on 1 January 2007.

3. The pro forma adjustments in the unaudited pro forma consolidated income statement and the unaudited pro forma consolidated cash flow statement reflected the reversal of elimination of intragroup transactions between the Remaining Group, WKH Estates Group and Ever Rising for the six months ended 30 June 2007.

4. (i) The pro forma adjustment in the unaudited pro forma consolidated income statement reflected the gain on the Disposal of approximately HK$82,993,000 attributable to the Remaining Group which was calculated base on the total consideration for the Disposal of HK$373,000,000 less the net assets of approximately HK$279,507,000 attributable to WKH Estates Group and Ever Rising at 1 January 2007 and the estimated expenses to be incurred in connection to the Disposal of approximately $10,500,000.

   (ii) The pro forma adjustment in the consolidated cash flow statement reflected the net amount of approximately HK$82,993,000 which was calculated base on of the gain on Disposal of approximately HK$93,493,000 less the estimated expenses to be incurred in connection to the Disposal of approximately HK$10,500,000

5. The pro forma adjustment reflected the cash consideration of approximately HK$373,000,000 received assuming the Disposal had been taken place on 1 January 2007 and the repayment of the outstanding banking facilities secured by the Property Encumbrances of approximately HK$140,394,000 at 1 January 2007.

6. The pro forma adjustment reflected the rental expenses for the lease back units of approximately HK$4,385,000 for the six months ended 30 June 2007.

Room 603, 6/F,
Alliance Building,
130–136 Connaught Road,
Central, Hong Kong
Tel: (852) 2766 2286
Fax: (852) 2851 2702

Raffles Appraisals Limited
萊斯評估有限公司
CORPORATE VALUATION & CONSULTANCY

18 October 2007

File Ref.: RA/W1-02/RE/07205

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Building
Nos. 585–609 Castle Peak Road
Kwai Chung
New Territories

Dear Sirs,

Re: Wo Kee Hong Building, Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories (Kwai Chung Town Lot No. 366)

We refer to the circular dated 18 October 2007 to be sent to the shareholders of Wo Kee Hong (Holdings) Limited in connection with the disposal of the entire issued share capital of Wo Kee Hong Estates Limited and Ever Rising Investments Limited.

We hereby give our consent to the issue of the circular with the references to our name and our appraisal in the form and context in which they appear in the document and to make our appraisal available for inspection.

Yours faithfully
For and on behalf of
Raffles Appraisals Limited
Evan K L Yuen
MRICS MHKIS
Registered Professional Surveyor
Senior Associate Director

Room 603, 6/F,
Alliance Building,
130–136 Connaught Road,
Central, Hong Kong
Tel: (852) 2766 2286
Fax: (852) 2851 2702

Raffles Appraisals Limited
萊斯評估有限公司
CORPORATE VALUATION & CONSULTANCY

18 October 2007

File Ref.: RA/W1-02/RE/07205
Report No. RA-R07204

The Board of Directors
Wo Kee Hong (Holdings) Limited
10th Floor, Block A
Wo Kee Hong Building
Nos. 585–609 Castle Peak Road
Kwai Chung
New Territories

Dear Sirs,

Re: Wo Kee Hong Building, Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories (Kwai Chung Town Lot No. 366) ("the Property")

In accordance with the instructions of Wo Kee Hong (Holdings) Limited (hereinafter referred to as "the Company") to carry out a valuation of the Property as at 31 August 2007 ("the Date of Valuation"), in its existing state and subject to existing tenancies, in conjunction with a disposal exercise, we confirm that we have carried out an inspection, made relevant enquires and investigations and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the Property as at the Date of Valuation.

Our valuation is our opinion of the market value of the property concerned which we would define as intended to mean "the estimated amount for which a property should exchange on the Date of Valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

Our valuation is prepared in accordance with Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the HKIS Valuation Standards on Properties (1st Edition January 2005) published by the Hong Kong Institute of Surveyors.

In valuing the Property where the Government Lease expired on 30 June 1997, we have taken into account of the statement contained in Annex III of the Joint Declaration and the New Territories Leases (Extension) Ordinance 1988 that most of such leases will be extended without premium until 30 June 2047 and that an annual rent of three per cent of the rateable value will be charged from the date of extension.

Our valuation has been made on the assumption that the owner sells the Property in the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which could serve to affect the value of the Property.

According to information provided by the Company, portion of the Property is leased to third parties and intra-group companies under various tenancies whilst the remaining portion is vacant/owner-occupied. In the course of our valuation, we have adopted market approach. In valuing the leased portion of the Property, we have employed investment method by taking into account of the respective rental income of the leased portion derived from the existing tenancies with due allowance for the reversionary income potential of the tenancies, which is then capitalized into the value at an appropriate capitalization rate.

Regarding the vacant/owner-occupied portion of the Property, we have adopted direct comparison approach assuming sale of that portion in its existing state on strata-titled basis with the immediate benefit of vacant possession, making reference to the comparable sales evidence as available in the relevant market.

We have relied to a very considerable extent on the information given by the Company in the course of valuation. We have no reason to doubt the truth and accuracy of the information provided to us by the Company, which is material to the valuation. We have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, leases, identification of the Property, particulars of occupancy, floor areas and all other relevant matters. Dimensions and measurements are based on the copies of documents or other information provided to us by the Company and are therefore only approximations. We have been advised by the Company that no material factors have been omitted from the information supplied to reach an informed view, and have no reason to suspect that any material information has been withheld.

We have not carried out detailed site measurements to verify the correctness of the land or building areas in respect of the Property but have assumed that the areas provided to us are correct. Based on our experience of valuation of similar properties in the Hong Kong, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken. We have also assumed that there was not any material change of the Property in between date of our inspection and the valuation date.

We have not been provided with copies of the title documents relating to the Property but have caused searches to be made at the Land Registry. However, we have not searched the original documents to verify ownership or to ascertain any amendments. All documents have been used for reference only and all dimensions, measurements and areas are approximate.

We have inspected the exterior and, where possible, the interior of the Property. However, we must point out that we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible. We are therefore unable to report any such part of the Property is free from rot, infestation or other structural or non-structural defects. No tests were carried out on any of the services. We have assumed that utility services, such as electricity, telephone, water, etc., are available.

We have not arranged for any investigation to be carried out to determine whether or not high alumina cement concrete or calcium chloride additive or pulverized fly ash, or any other deleterious material has been used in the construction of the Property. We are therefore unable to report that the Property is free from risk in this respect. For the purpose of this valuation, we have assumed that deleterious material has not been used in the construction of the Property.

We have not undertaken a survey to determine whether the mechanical and electrical systems within the Property (or the building or development in which it is located) would be adversely affected on or after the year 2000 and as such have assumed that the Property and those systems would be unaffected.

We have not investigated any industrial safety, environmental and health related regulations in association with the existing and/or planned manufacturing process. It is assumed that all necessary licences, procedures and measures were implemented in accordance with the Government legislation and guidance.

Moreover, we have not carried out site investigations to determine the suitability of the ground conditions or the services for any property development erected or to be erected thereon. Nor did we undertake archaeological, ecological or environmental surveys for the Property. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Should it be discovered that contamination, subsidence or other latent defects exists in the Property or on adjoining or neighbouring land or that the Property had been or are being put to contaminated use, we reserve right to revise our opinion of value.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

This report is confidential to the client for the specific purpose to which it refers. It may be disclosed to other professional advisors assisting the client in respect of that purpose, but the client shall not disclose the report to any other person. In accordance with our standard practice, this valuation certificate is for the exclusive use of the party to whom it is addressed and no responsibility is accepted to the third party for the whole or any part of its contents.

Neither the whole nor any part of this report nor any reference thereto may be included in any document, circular on statement without our written approval of the form and context in which it may appear.

Wherever the content of this report is extracted and translated from the relevant documents supplied in Chinese context and there are discrepancies in wordings, those parts of the original documents will take prevalent.

Unless otherwise stated, all amounts are denominated in Hong Kong Dollar.

We enclose herewith our valuation certificate.

Yours faithfully
For and on behalf of
Raffles Appraisals Limited
Evan K L Yuen
MRICS MHKIS
Registered Professional Surveyor
Senior Associate Director

Note: Mr. Evan K L Yuen, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has more than 13 years experience in valuation of properties in Hong Kong, the People's Republic of China and the South East Asia.

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of Occupancy	Market Value in its Existing State as at 31 August 2007
Wo Kee Hong Building, Nos. 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong Kwai Chung Town Lot No. 366	The Property comprises a 17-storey industrial building with provision of 19 lorry car parking spaces and 50 private car parking spaces erected on a class "B" site with approximate registered site area of 6,800 sq.m. (73,195.20 sq.ft.). The Property was completed in 1982. In accordance with the records deposited in Buildings Department, total gross floor area of the Property is about 33,141.25 sq.m. with details listed as follows: Floor / Approximate Gross Floor Area (sq.m.) / Designated Usage G/F — 2,436.53 — Factory/ Loading & unloading 1/F — N/A — Carpark 2/F — 748.78 — Factory/ Carpark 3–9/F — 14,977.97 — Factory 10–16/F — 14,977.97 — Factory Total : 33,141.25 The Property is held under New Grant No. 5578 for a term of 99 years less the last 3 days therefore from 1 July 1898. By virtue of Section 6 of the New Territories Leases (Extension) Ordinance, the said lease term has been extended until 30 June 2047 without payment of additional premium but at a revised annual rent equivalent to 3% of the rateable value for the time being of the Lot from the date of extension.	According to the information provided by the Company, as at 31 August 2007, the Property was let to various tenants which included several intra-group leases at various terms with 961.91 sq.m. floor area and 15 car parking spaces remained vacant and 261.52 sq.m. floor area owner-occupied. The factory portion of the Property (excluding portion being leased to intra-group companies but however, including a total of 37 car parking spaces complimentary attached to the various leases) yielded a total rent of HK$1,486,500 for the month of August 2007, inclusive of rates, government rent and management fee. A total of 17 car parking spaces are leased under various licensees at a total monthly license fee of HK$29,420 inclusive of rates, government rent and management fee. The intra-group leases account for a total factory floor area of about 13,157.56 sq.m. yielding a total rental of HK$254,930 for the month of August 2007. The last of lease expiry will be in April 2010.	HK$360,000,000

Notes:

1. With the exception of Block B on 2nd Floor, the registered owner of the Property is Stoneycroft Estates Limited. Whereas the registered owner of Block B on 2nd Floor of the Property is Ever Rising Investments Limited. Both are wholly owned subsidiaries of the Company.

2. The Property is subject to Certificate of Compliance and Occupation Permit No. NT127/82.

3. The Property is subject to Deed of Mutual Covenant and Management Agreement with Plans and Supplemental Deed of Mutual Covenant and Management Agreement with Plan both in favour of Sumwell Property Management Limited "Manager".

4. With the exception of Slope, Car Park Common Areas and Building Common Areas, the Property is subject to various legal charges/mortgage to secure general banking facilities, rental assignments, deed of variations and supplemental deeds. In accordance with the land search information obtained from Land Registry, details are as follows:

   (a) Car Parking Space and 2nd Floor of the Property are subject to Tripartite Second Legal Charge/Mortgage to secure general banking facilities, Rental Assignment, Deed of Variation, Second Deed of Variation, Supplemental Deed to Rental Assignment, Third Deed of Variation and Second Supplemental Deed to Rental Assignment all in favour of Citic Ka Wah Bank Limited.

   (b) Ground Floor and 12th Floor of the Property are subject to Legal Charge/Mortgage to secure general banking facilities, Assignment of Rental, Deed of Variation, Second Deed of Variation, Supplemental Deed to Rental Assignment, Third Deed of Variation and Second Supplemental Deed to Rental Assignment all in favour of Citic Ka Wah Bank Limited.

   (c) 3rd Floor, 4th Floor and 9th Floor of the Property are subject to Tripartite Legal Charge/Mortgage to secure general banking facilities and Rental Assignment all in favour of Citic Ka Wah Bank Limited.

   (d) 5th Floor and 6th Floor of the Property are subject to Legal Charge to secure general banking facilities and Second Legal Charge all in favour of Wing Hang Bank Limited.

   (e) 7th Floor and 8th Floor of the Property are subject to Mortgage and Deed of Variation all in favour of DBS Bank (Hong Kong) Limited.

   (f) 10th Floor and 11th Floor of the Property are subject to Legal Charge/Mortgage to secure general banking facilities and Second Legal Charge/Mortgage all in favour of The Bank of East Asia, Limited.

   (g) 13th Floor, 14th Floor, 15th Floor and 16th Floor of the Property are subject to Tripartite Legal Charge/Mortgage to secure general banking facilities, Tripartite Second Legal Charge/Mortgage, Deed of Variation, Second Deed of Variation, Supplemental Deed to Rental Assignment, Third Deed of Variation and Second Supplemental Deed to Rental Assignment all in favour of Citic Ka Wah Bank Limited.

5. The Property falls within an area zoned for "Other Specified Uses" annotated "Business" on Kwai Chung Outline Zoning Plan No. S/KC/21 dated July 2004.

A. STATEMENT OF INDEBTEDNESS

As at the close of business on 31 August 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had the borrowings and contingent liabilities amounting to approximately HK$165,398,000 and approximately HK$360,146,000 respectively, details of which are as follows:

Borrowings

The following table illustrates the Group's bank and other borrowings as at 31 August 2007:

	HK$
Bank borrowings:	
— secured *(Note i)*	125,679,000
— unsecured	8,134,000
	133,813,000
Obligations under finance leases	1,585,000
Principal amount of convertible loan note outstanding	30,000,000
	165,398,000

Note:

(i) As at 31 August 2007, the Group's bank borrowings of HK$125,679,000 are secured by certain of the Group's land and buildings, inventories, investment properties, bank deposits, trade receivables and all assets of a subsidiary.

Contingent liabilities

(a) As at 31 August 2007, the Company had provided corporate guarantees to certain banks for banking and other facilities made available to its subsidiaries in the amount of approximately HK$342,738,000.

(b) As at 31 August 2007, the Company had provided other guarantees issued for subsidiaries in the amount of approximately HK$5,108,000.

(c) As at 31 August 2007, the Group had a contingent liability of approximately HK$1,300,000 in respect of proceedings involving a subsidiary of the Company in India.

(d) Under a share purchase and subscription agreement signed on 30 June 2006, a subsidiary of the Company was obliged to issue a bank guarantee amounting to RMB11 million to the purchaser to guarantee the performance of its obligations

in respect of the agreement to dispose of the investment in Jiangmen. As at 31 August 2007, a bank guarantee relating to the said agreement was issued in the amount of HK$11,000,000.

Disclaimer

Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, capital commitments, guarantees or other material contingent liabilities as at the close of business on 31 August 2007.

B. WORKING CAPITAL

As at the Latest Practicable Date, after taking into account of the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12-month period from the date of this circular.

C. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest audited financial statements of the Group were made up.

D. FINANCIAL AND TRADING PROSPECTS

Given that the principal activities of the Remaining Group following the Transactions will remain the same as the Group's principal activities, the Directors do not foresee any substantial change in the Remaining Group's business. The Remaining Group is principally engaged in the business of the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, cars and car accessories, motor yachts, other electronic and electrical products and property investment.

Car business will grow significantly and the air-conditioning and electrical appliances business will remain stable and profitable. New lifestyle brands are being secured to commence business in the second half year. This will generate synergy amongst the various kinds of products represented by efforts made to build a platform of lifestyle brands.

E. FURTHER FINANCIAL INFORMATION ON THE REMAINING GROUP

(i) Liquidity and financial resources of the Remaining Group

Assuming that the Disposal had taken place on 30 June 2007, the shareholders' equity of the Remaining Group, including the gain on Disposal, would be approximately HK$369,186,000.

The Remaining Group was financed by a combination of its equity capital base, cash flow generated from operations and bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

At 30 June 2007, the Remaining Group had total borrowings amounting to HK$74,372,000. The Remaining Group's long term gearing ratio stood at 9.2%, based on long term liabilities (excluding deferred tax) of approximately HK$34,055,000 and shareholders' equity of approximately HK$369,186,000. The current ratio was 2.6, based on current assets of approximately HK$601,826,000 and current liabilities of approximately HK$234,037,000.

The Remaining Group's cash and cash equivalents as at 30 June 2007 would be approximately HK$258,439,000.

(ii) Capital structure of the Remaining Group

During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries has purchased, redeemed or sold any of the Company's Shares, save for the issue of new Shares by the Company as follows:

(a) the issue of 100,000 new Shares at an aggregate price of HK$100,000 pursuant to the exercise of Share Options granted under the 2002 Scheme.

During the six months ended 30 June 2007, the number of Share Options granted under the 2002 Scheme was 1,200,000.

(iii) Material acquisition or disposal of subsidiaries or associates

During the six months ended 30 June 2007, the Remaining Group has no material acquisition or disposal of its subsidiaries or its associates.

(iv) Staff

At 30 June 2007, the total number of employees of the Remaining Group, excluding associates, was 388. The management is committed to staff motivation and training in order to ensure that our staff remain stable and yet be competitive and dynamic in the marketplace. The total staff costs incurred for the period ended 30 June 2007 by the Remaining Group were approximately HK$41,591,000.

For the six months ended 30 June 2007, there is no significant change in the remuneration policies, bonus, share options scheme and training schemes for the Remaining Group.

(v) Exposure to fluctuations in exchange rates and any related hedges

It is the Remaining Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with our banks. Accordingly, the Group was not exposed to material fluctuations in exchange rates and related hedges during the period ended 30 June 2007. At 30 June 2007 the total outstanding foreign exchange contracts purchased with banks amounted to HK$16.3 million.

(vi) Contingent liabilities of the Group and the Remaining Group

As at 30 June 2007, save as disclosed in Note 44 of Section I of the Accountants' Report set out in Appendix I to this circular, the Group and the Remaining Group had no material contingent liabilities.

(vii) Significant investments held by the Remaining Group

As at 30 June 2007, the Remaining Group had available-for-sale financial assets and other financial assets at fair value through profit or loss of approximately HK$527,000 and HK$87,000 respectively. Save as disclosed above, the Remaining Group had no other significant investments held as at 30 June 2007.

(viii) Charges on the Group's and the Remaining Group's assets

As at 30 June 2007, save as disclosed in Note 46 of Section I of the Accountants' Report set out in Appendix I to this circular, the Group and the Remaining Group had no material charges on their assets.

(ix) Future plans for material investments or capital assets

Up to the date of this circular, the Remaining Group had no future plans for material investments or capital assets.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Long positions in Shares as at the Latest Practicable Date:

	Number of Shares			
Director	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	1,556,438	78,657 *(Note 1)*	97,133,570 *(Note 2)*	98,768,665
Mr. Jeff Man Bun LEE	471,900	—	98,579,289 *(Notes 2 & 3)*	99,051,189
Mr. Tik Tung WONG	200,000	—	—	200,000
Mr. Waison Chit Sing HUI	100,000	—	—	100,000
Mr. Boon Seng TAN	271,385	—	—	271,385
Mr. Raymond Cho Min LEE	—	—	1,920,200 *(Note 4)*	1,920,200
Ms. Kam Har YUE	5,209,716	—	97,133,570 *(Note 2)*	102,343,286

Notes:

1. The 78,657 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 98,579,289 Shares, 1,445,719 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 1,920,200 Shares are beneficially owned by ODE Asia Limited, which is 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

(b) Long positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Richard Man Fai LEE	24 September 2002	2,215,928	24 September 2002– 23 September 2008	1.0000
	11 June 2007	220,000	11 June 2007– 10 June 2013	1.0000
	25 September 2007	100,000 *(Note 1)*	25 September 2007– 24 September 2013	1.0440
Mr. Tik Tung WONG	25 September 2007	2,900,000	25 September 2007– 24 September 2013	1.0440
Mr. Waison Chit Sing HUI	25 September 2007	700,000	25 September 2007– 24 September 2013	1.0440
Mr. Jeff Man Bun LEE	4 June 2002	314,631	4 June 2002– 3 June 2008	1.0000
	24 September 2002	143,000	24 September 2002– 23 September 2008	1.0000
	11 June 2007	100,000	11 June 2007– 10 June 2013	1.0000
	25 September 2007	120,000	25 September 2007– 24 September 2013	1.0440

Director	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Raymond Cho Min LEE	4 June 2002	220,241	4 June 2002– 3 June 2008	1.0000
	24 September 2002	1,144	24 September 2002– 23 September 2008	1.0000
	11 June 2007	50,000	11 June 2007– 10 June 2013	1.0000
	25 September 2007	170,000	25 September 2007– 24 September 2013	1.0440
Mr. Boon Seng TAN	25 September 2007	170,000	25 September 2007– 24 September 2013	1.0440
Mr. Ying Kwan CHEUNG	11 June 2007	50,000	11 June 2007– 10 June 2013	1.0000
	25 September 2007	170,000	25 September 2007– 24 September 2013	1.0440
Ms. Kam Har YUE	24 September 2002	64,064 *(Note 2)*	24 September 2002– 23 September 2008	1.0000
	11 June 2007	80,000	11 June 2007– 10 June 2013	1.0000
	25 September 2007	140,000	25 September 2007– 24 September 2013	1.0440

Notes:

1. The 100,000 options were granted to Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 64,064 options were granted to Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

(c) Long positions in shares in associated corporations as at the Latest Practicable Date:

Director	Associated corporations in which shares or equity interests are held or interested	Number of shares or amount of equity interests held or interested	Class and/or description of shares
Ms. Kam Har YUE	Rogers Entertainment International Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	16,090,000 *(Note 1)*	Non-voting deferred shares
	Wo Kee Hong Limited	8,900 *(Note 2)*	Non-voting deferred shares
	Wo Kee Services Limited	1 *(Note 3)*	Non-voting deferred shares

Notes:

1. The 15,750,000 Shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE are included.

2. The 8,500 Shares held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE are included.

3. The 1 Share is held by Mr. Wing Sum LEE, the spouse of Ms. Kam Har YUE.

Save as disclosed above, none of the Directors and chief executives of the Company have any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(d) Directors' interest in assets and/or arrangement

On 26 January 2007, Mr. Jeff Man Bun LEE, an executive Director, purchased a "Ferrari" car from the Gorup at a consideration of HK$3,082,490 and traded-in his "Ferrari" car for HK$1,350,000.

Save as disclosed above, none of the Directors had any direct or indirect interests in any assets which have been since 31 December 2006 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in five per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Long positions in Shares and underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Shareholder	Number of Shares	Number of underlying shares of equity derivatives	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	97,133,570 *(Note 1)*	—	38.04%
Cyber Generation Limited	325,000 *(Note 2)*	—	0.12%
Great Intelligence Holdings Limited	3,175,800 *(Note 2)*	—	1.24%
Cross Profit Capital Limited	—	30,000,000 *(Note 2)*	11.75%

Notes:

1. The 97,133,570 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust is held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

2. The 325,000 Shares are held by Cyber Generation Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited. The 30,000,000 Shares represented the Shares to be issued upon the full conversion of a HK$30,000,000 convertible redeemable note convertible at HK$1.00 which is held by Cross Profit Capital Limited, a wholly owned subsidiary of Hanny Magnetics (B.V.I.) Limited which in turn is a wholly owned subsidiary of Hanny Holdings Limited.

Famex Investment Limited, a wholly owned subsidiary of Mankar Assets Limited, owns more than one third of the entire issued share capital of Hanny Holdings Limited. Mankar Assets Limited is a wholly owned subsidiary of ITC Investment Holdings Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

The 3,175,800 Shares are held by Great Intelligence Holdings Limited, a wholly owned subsidiary of ITC Management Group Limited which in turn is a wholly owned subsidiary of ITC Corporation Limited.

Hanny Magnetics (B.V.I.) Limited, Hanny Holdings Limited, Famex Investment Limited, Mankar Assets Limited, ITC Investment Holdings Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Cyber Generation Limited and the underlying shares arising from the convertible redeemable note held by Cross Profit Capital Limited.

ITC Management Group Limited and ITC Corporation Limited are deemed to be interested in the Shares held by Great Intelligence Holdings Limited.

Save as disclosed, so far as known to the Directors and chief executives of the Company, there are no other persons other than the Directors or chief executives of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in five per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

DIRECTORS' INTEREST IN SERVICE CONTRACTS

None of the Directors has entered or is proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

LITIGATION

Save as disclosed below, so far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry (India) ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications Pvt Ltd. ("WKH Communications") and WKH India Pvt Limited ("WKH India") for an amount of approximately HK$1.4 million allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1.4 million claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India, and the hearing held on 5 September 2007 has been deferred for continuation on 22 October 2007. The Group has

retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers. As at the Latest Practicable Date, the Court has not yet made any decision.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by member of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a) an equity interests transfer agreement dated 30 December 2005 entered into between Italian Motors (Sales & Service) Limited and Ferrari S.p.A. in relation to the transfer of 29% equity interest in Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. for a consideration of US$870,000;

(b) a sale and purchase agreement dated 9 February 2006 entered into between WKH as purchaser, Mr. Law Ding Wai and Mr. Chak Ping Kwong as vendors in relation to the sale and purchase of the entire issued share capital of Firmmark Limited, the distributor of the domestic electrical appliances under the brand "Frigidaire" in Hong Kong and Macau Special Administrative Region;

(c) a share exchange agreement date 9 June 2006 entered into among Corich Enterprises Inc., Mr. Herbert Adamczyk, Xact Aid, Inc., Mr. Fred De Luca and Technorient Limited in relation to the exchange of the entire issued share capital of Technorient Limited for preference convertible shares of Xact Aid, Inc. convertible into such number of common stock of Xact Aid, Inc. as representing 95% of the issued share capital of Xact Aid, Inc. upon conversion (the "First Share Exchange Agreement");

(d) eight contracts for sale and purchase of property dated 15 June 2006 entered into between Mighty Will International Limited as purchaser and Cafu Investment (Shenzhen) Limited* and Shenzhen City Shen Fu Bao (Group) Limited as vendors for the purchase of properties known as Flat G, H, J, K, L, M, N and P, 7th Floor, Block A, Carlton Heights, Shenzhen, the PRC* for an aggregate cash consideration of HK$4,904,851;

(e) a deed of assignment for sale and purchase of property dated 27 June 2006 entered into between Martview Limited as vendor and Mr. Yu Jian Hua* as purchaser for the sale of the property known as Unit G, Level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou, Fujian Province, the PRC* for cash consideration of RMB1,200,000;

(f) a share purchase and subscription agreement dated 30 June 2006 entered into among Metro Global Limited ("Metro Global"), Jiangmen Washing Machine Factory ("JM Washing Machine") and Candy Elettrodomestici S.r.l. ("Candy") relating to, among other things, the disposal of the 50% equity interest in Jinling Electrical Co., Ltd.* ("Jinling Electrical") by Metro Global to Candy for a cash consideration of RMB50 million, subject to adjustments;

* *for identification purpose only*

(g) an agreement on transfer of right of distribution of products dated 30 June 2006 entered into among WKH, Jinling Electrical and Candy relating to the transfer of the right to distribute products manufactured or distributed by Jinling Electrical worldwide other than the PRC under an export distribution contract dated 29 October 1994 entered into between Jinling Electrical and WKH for a cash consideration of RMB6 million;

(h) a labour compensation agreement dated 30 June 2006 entered into among Metro Global, JM Washing Machine and Jinling Electrical relating to payment of compensation payable under the relevant laws and regulations in the PRC as assessed by the Jiangmen Labour and Social Security Bureau*, in relation to the termination of the existing labour contracts of the employees of Jinling Electrical as a result of the transactions contemplated under the share purchase and subscription agreement referred to in (f) above and to be borne by Metro Global and JM Washing Machine;

(i) a contract for sale and purchase of property dated 13 July 2006 entered into between Co-Palace Limited as vendor and six individuals as purchasers in relation to the sale of property known as Room 1911, Beijing Bright China Chang An Building, No. 7 Jianguomennei Da Jie, Dongcheng District, Beijing, the PRC* for cash consideration of RMB1,926,125;

(j) a share exchange agreement dated 15 July 2006 entered into among Corich Enterprises Inc., Mr. Herbert Adamczyk, Xact Aid, Inc., Mr. Fred De Luca and Technorient Limited in relation to the transfer of 49% of the issued share capital of Technorient Limited to Xact Aid, Inc. in exchange for the preference convertible stock of Xact Aid, Inc. as contemplated therein, which replaced and superseded the First Share Exchange Agreement;

(k) a contract for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Wo Kee Hong (Shenzhen) Limited as purchaser in relation to the purchase of the property known as Room 15, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a cash consideration of RMB525,086;

(l) two contracts for sale and purchase of property dated 15 September 2006 entered into between Changping (Shenzhen) Development Limited* as vendor and Keyforce Holdings Limited as purchaser in relation to the purchase of the property known as Rooms 16 and 18, 22nd Floor, International Vision, Futian Free Trade Zone, Shenzhen, the PRC* for a total cash consideration of RMB1,799,527;

(m) a settlement agreement dated 27 September 2006 entered into among Metro Global, JM Washing Machine and Candy setting forth the mechanism for adjustment of the cash consideration under the share purchase and subscription agreement referred to in (f) above;

* *for identification purpose only*

(n) an agreement dated 14 November 2006 entered into between Wo Kee Hong (B.V.I.) Limited and Surestatus Group Limited for the sale and purchase of issued share capital of Che Chuen Development Limited for a consideration of HK$1.00;

(o) a share acquisition agreement dated 13 August 2007 entered into between National Cape Development Limited, Yang Pei, Executive Talent Limited, Ye Ai Fang, Lau Chi Yuen, Joseph and Yuen Nim Cho in relation to the acquisition of the 10% issued share capital in Corning Investments Limited; and

(p) the Sale and Purchase Agreement.

EXPERT AND CONSENT

The following is the qualification of the expert who has given reports which are contained in this circular:

Name	Qualification
Raffles Appraisals Limited	property valuer
HLB Hodgson Impey Cheng	Chartered Accountants Certified Public Accountants

As at the Latest Practicable Date, Raffles Appraisals Limited and HLB Hodgson Impey Cheng did not have any direct or indirect shareholding interest in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group and did not have any interest, direct or indirect, in any assets which had been, since 31 December 2006, acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Raffles Appraisals Limited and HLB Hodgson Impey Cheng have given and have not withdrawn their respective written consent to the issue of this with the inclusion herein of their respective reports and references to their respective names in the form and context in which they are included.

COMPETING INTEREST

As at the Last Practicable Date, in so far as the Directors are aware, none of the Directors or their respective associates (as defined in the Listing Rules) had any interest in a business which competes or likely to compete with the business of the Group.

MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company is Mr. Tik Tung WONG, who is a fellow member of the Association of Charted Certified Accountants and associate member of Hong Kong Institute of Certified Public Accountants.

(d) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during the normal business hours from the date of this circular up to and including 2 November 2007:

(a) the Memorandum of Association and Bye-laws of the Company;

(b) the accountant's report, the text of which is set out in Appendix I to this circular;

(c) the report from HLB Hodgson Impey Cheng on the unaudited pro forma financial information of the Remaining Group, the text of which is set out in Appendix II to this circular;

(d) the valuation report, the text of which is set out in Appendix III to this circular;

(e) the annual reports of the Company for the two years ended 31 December 2005 and 2006;

(f) the written consent given by each of Raffles Appraisals Limited and HLB Hodgson Impey Cheng referred to in this Appendix;

(g) the material contracts referred to in this Appendix; and

(h) the circular issued by the Company dated 30 August 2007 in relation to the acquisition of the outdoor media advertising and broadcasting business which constituted a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

NOTICE IS HEREBY GIVEN that a Special General Meeting of WO KEE HONG (HOLDINGS) LIMITED (the "**Company**") will be held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, 6 November 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:

(a) the sale and purchase agreement (the "**Agreement**") dated 13 September 2007 (a copy of which is tabled at the meeting and marked "A" and initialled by the chairman of the meeting for identification purpose) entered into between Wo Kee Hong (B.V.I.) Limited ("**WKH BVI**"), a wholly-owned subsidiary of the Company, and MGI HK Investments, in respect of the disposal by WKH BVI of the entire issued share capital of Wo Kee Hong Estates Limited (which will at completion be beneficially interested in the non-voting deferred shares in Stoneycroft Estates Limited) and Ever Rising Investments Limited, for a total consideration of HK$373,000,000 and the transactions contemplated thereunder be and are hereby approved; and

(b) any one director, or any two directors of the Company if the affixiation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/her to be incidental to, ancillary to or in connection with the matters contemplated in or relating to the Agreement and completion thereof as he/she may consider necessary, desirable or expedient."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 18 October 2007

* *for identification purpose only*

NOTICE OF SPECIAL GENERAL MEETING

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585–609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if they so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be demanded in relation to any resolution put to the vote of the meeting before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. As at the date hereof, the board of the directors of the Company comprises Mr. Richard Man Fai LEE (Executive Chairman and Chief Executive Officer), Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI, all of whom are executive directors; Ms. Kam Har YUE, who is a non-executive director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive directors.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部售出或轉讓，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

非常重大出售
出售WO KEE HONG ESTATES LIMITED
及
EVER RISING INVESTMENTS LIMITED
全部已發行股本

董事會函件載於本通函第4至10頁。

和記行(集團)有限公司謹訂於二零零七年十一月六日星期二上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會，大會通告載於本通函第137至139頁。倘　閣下未能出席股東特別大會，務請按照隨附代表委任表格列印之指示填妥表格，並盡快及無論如何於股東特別大會或其任何續會(視情況而定)指定舉行時間48小時前，交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會(視情況而定)或於進行有關表決時於會上投票。在此情況下，委任代表之文據將被視作撤銷。

* *僅供識別*

二零零七年十月十八日

目 錄

頁次

釋　義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「調整資產」	指	下列各項之總和： (i) Ever Rising資產總值，不包括投資物業、固定資產、租賃裝修、未付租金及經訂約雙方協定於Ever Rising資產負債表載列之其他項目； (ii) Stoneycroft資產總值，不包括投資物業、固定資產、租賃裝修、未付租金及經訂約雙方協定於Stoneycroft資產負債表載列之其他項目；及 (iii) WKH Estates資產總值，不包括於Stoneycroft之投資及任何固定資產；
「調整負債」	指	下列各項之總和： (i) Ever Rising負債總額，不包括經訂約雙方協定於Ever Rising資產負債表載列之該等項目； (ii) Stoneycroft負債總額，不包括已屆滿之租務按金；及 (iii) WKH Estates負債總額，不包括經訂約雙方協定於WKH Estates資產負債表載列之該等項目；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市；
「完成」	指	買賣協議完成；
「關連人士」	指	具上市規則賦予之涵義；
「董事」	指	公司董事；
「出售」	指	根據買賣協議出售出售股份；
「Ever Rising」	指	Ever Rising Investments Limited，於香港註冊成立之有限公司，為WKH BVI全資附屬公司；

「Ever Rising出售股份」	指	Ever Rising股本中2股每股面值港幣1.00元之股份，相當於Ever Rising全部已發行股本；
「本集團」	指	本公司及其附屬公司；
「港幣」	指	香港法定貨幣港幣；
「香港」	指	中國香港特別行政區；
「最後實際可行日期」	指	二零零七年十月十六日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「截止日期」	指	二零零七年十一月二十三日；
「無投票權遞延股」	指	Stoneycroft股本中20,000,000股每股面值港幣1.00元之無投票權遞延股；
「物業」	指	位於香港新界葵涌青山道585-609號之和記行大廈；
「物業產權負擔」	指	就向保留集團批出銀行融資而作出之物業抵押／按揭，於二零零七年七月三十一日之未償還金額約為港幣154,000,000元；
「買方」	指	MGI HK Investments，於開曼群島註冊成立之公司；
「中國」	指	中華人民共和國，並僅就本通函而言，不包括香港、澳門特別行政區及台灣；
「餘下集團」	指	緊隨完成後之本集團；
「保留集團」	指	本集團，包括WKH BVI，但不包括WKH Estates集團及Ever Rising；
「買賣協議」	指	WKH BVI與買方就出售所訂立日期為二零零七年九月十三日之買賣協議；
「出售股份」	指	WKH Estates出售股份及Ever Rising出售股份；

「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東特別大會」	指	本公司將召開以考慮出售及據此擬進行任何交易之股東特別大會；
「股東」	指	股份持有人；
「股份」	指	本公司股本中每股面值港幣1.00元之普通股；
「聯交所」	指	香港聯合交易所有限公司；
「Stoneycroft」	指	Stoneycroft Estates Limited，於香港註冊成立之有限公司，為WKH Estates全資附屬公司；
「美元」	指	美利堅合眾國法定貨幣美元；
「WKH BVI」	指	Wo Kee Hong (B.V.I.) Limited，於英屬處女群島註冊成立之公司，為本公司全資附屬公司；
「WKH Estates」	指	Wo Kee Hong Estates Limited，於英屬處女群島註冊成立之公司，為WKH BVI全資附屬公司；
「WKH Estates集團」	指	WKH Estates及Stoneycroft；及
「WKH Estates出售股份」	指	WKH Estates股本中1股面值1.00美元之股份，相當於WKH Estates全部已發行股本。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號:720)

執行董事:	*註冊辦事處:*
李文輝先生 *(執行主席兼行政總裁)*	Canon's Court
李文彬先生	22 Victoria Street
汪滌東先生	Hamilton HM 12
許捷成先生	Bermuda
非執行董事:	*香港主要辦事處:*
余金霞女士	香港
	新界葵涌
獨立非執行董事:	青山道585至609號
陳文生先生	和記行大廈
李卓民先生	A座10樓
張應坤先生	

敬啟者:

非常重大出售
出售WO KEE HONG ESTATES LIMITED
及
EVER RISING INVESTMENTS LIMITED
全部已發行股本

緒言

於二零零七年九月十四日,本公司宣佈,本公司之全資附屬公司WKH BVI與買方於二零零七年九月十三日訂立買賣協議,據此WKH BVI同意出售而買方同意購買WKH Estates(將於完成時實益擁有Stoneycroft無投票權遞延股份)及Ever Rising全部已發行股本,總代價為港幣373,000,000元。

* *僅供識別*

根據上市規則第14.06(2)條，出售事項構成本公司一項非常重大出售，本通函旨在向閣下提供有關出售之進一步資料。

日期為二零零七年九月十三日之買賣協議

訂約方：

賣方： Wo Kee Hong (B.V.I.) Limited，於英屬處女群島註冊成立之公司，為本公司全資附屬公司。

買方： MGI HK Investments，於開曼群島註冊成立之公司。在作出一切合理查詢後，董事深知、全悉及確信買方及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。買方之主要業務為投資控股及物業投資。

將出售資產：

(i) WKH Estates股本中1股面值1.00美元之股份，相當於WKH Estates全部已發行股本；及

(ii) Ever Rising股本中2股每股面值港幣1.00元之股份，相當於Ever Rising全部已發行股本。

有關WKH Estates集團及Ever Rising之詳情，載列於下文「有關WKH Estates、Stoneycroft及Ever Rising之資料」一段。

代價：

出售股份之代價為港幣373,000,000元，其中港幣372,230,000元為WKH Estates出售股份之代價，另港幣770,000元為Ever Rising出售股份之代價。代價將由買方按以下方式向WKH BVI支付：

(a) 初步訂金為數港幣3,730,000元，須於簽立買賣協議後支付予一家律師事務所（作為保證金保存人）；

(b) 另一筆訂金為數港幣33,570,000元，須於二零零七年九月二十二日或之前支付予一家律師事務所（作為保證金保存人）；及

(c) 代價餘額為數港幣335,700,000元，須於完成時由買方支付，而上文(a)及(b)段所述支付予律師事務所之託管金額須於完成時向WKH BVI發放。

買方已分別於二零零七年九月十三日及二零零七年九月二十一日支付初步訂金及另一筆訂金為數合共港幣37,300,000元。

代價乃訂約雙方參考物業於二零零七年七月三十一日之賬面值港幣330,000,000元後經公平磋商釐定。由於物業為WKH Estates集團及Ever Rising之主要資產，故此採用該基準。

完成後調整：

於完成後60個營業日內，訂約雙方同意經參考WKH Estates、Stoneycroft及Ever Rising各自截至二零零七年十一月三十日之資產負債表而釐定調整資產及調整負債。

(a) 倘調整資產超過調整負債，買方須於該釐定日期起5個營業日內向WKH BVI支付有關超出款額；或

(b) 倘調整負債超過調整資產，WKH BVI須於該釐定日期起5個營業日內向買方支付有關超出款額。

倘調整資產相等於調整負債，則訂約雙方均毋須支付款項。

條件：

出售須待以下條件於二零零七年十一月二十三日或之前達成或獲豁免後，方告完成：

(a) 按上市規則規定，股東批准買賣協議及買賣協議項下之出售出售股份；

(b) 待WKH BVI證明物業具備完整業權，且無附帶任何產權負擔，惟將於完成時解除之現有產權負擔除外；

(c) 買方對WKH Estates集團及Ever Rising進行盡職審查（包括企業及財務方面），並於各重大方面對該審查感到滿意；

(d) 買賣協議所載保證仍屬真實、準確且並無誤導成分；

(e) 在適用情況下，WKH BVI已向其銀行取得所需同意，認同WKH BVI訂立買賣協議及據其擬進行之交易將不會構成WKH BVI及／或保留集團任何成員公司訂立之任何銀行融資文件項下失責行為；

(f) WKH BVI能夠於二零零七年十月三十一日或之前（或訂約雙方可能書面協定之較後日期）提供有關物業之若干業權契據及文件正本，或於二零零七年十月

三十一日或之前(或訂約雙方可能書面協定之較後日期)向買方提供訂約雙方協定並由一家律師事務所之合夥人及／或Ever Rising之董事及／或另一名最後所知擁有上述業權契據之適當人士作出之法定聲明;及

(g) WKH BVI於二零零七年十月三十一日或之前向買方提供文件,證明Stoneycroft股本中20,000,000股每股面值港幣1.00元之無投票權遞延股已由其現時之持有人各以港幣1.00元之代價轉讓予WKH Estates。

倘(i)WKH BVI知會買方任何將妨礙上述任何條件於截止日期前獲達成之事實;或(ii)於截止日期或之前並無履行或獲買方豁免履行(a)至(g)項所載任何條件;或(iii)WKH BVI無法在完成日期前之營業日向買方提供由其註冊代理發出之任期證明,而文件日期不得早於完成前七日,則買方可以書面通知WKH BVI終止買賣協議,而不受其於協議項下任何權利、權力及補償以及法律規定之限制。於最後實際可行日期,(f)項條件已獲履行。

完成日期:

二零零七年十一月二十九日或訂約雙方書面協定之其他日期。

租回單位:

完成時,保留集團成員公司須租回物業若干單位,總樓面面積約為155,172平方呎,為期兩年,由二零零七年十一月三十日起至二零零九年十一月二十九日止,作工廠及輔助辦公室用途。租回單位之每月租金總額為港幣730,802.60元。保留集團將獲許可免費使用16個停車位。

有關WKH ESTATES、STONEYCROFT及EVER RISING之資料

WKH Estates為於一九九五年十二月十五日在英屬處女群島註冊成立之投資控股公司,其唯一資產為其於Stoneycroft全部已發行股本之權益。

Stoneycroft為於一九七七年四月二十九日在香港註冊成立之有限公司,主要業務為持有物業。Stoneycroft之資產為物業之地下、2樓A座、3樓至16樓A及B座(總樓面面積約為401,158平方呎)以及物業之98個停車位。上述物業於二零零七年七月三十一日之賬面值為港幣329,238,204元。

Ever Rising為於一九九八年十月五日在香港註冊成立之有限公司,主要業務為持有物業。Ever Rising之唯一資產為物業之2樓B座,總樓面面積約為842平方呎。上述物業於二零零七年七月三十一日之賬面值為港幣761,796元。

於最後實際可行日期，物業已向若干銀行質押／作按揭，作為保留集團獲批出銀行融資之抵押。完成時，保留集團將會償還結欠銀行的未償還款項，而該等物業產權負擔將獲解除。此外，物業若干部分現時分別租予多名第三方及由本集團佔用。

截至二零零六年十二月三十一日及二零零五年十二月三十一日止兩個財政年度，WKH Estates除稅及非經常項目前後之未經審核虧損淨額分別為港幣0元及港幣4,680元。

截至二零零六年十二月三十一日及二零零五年十二月三十一日止兩個財政年度，Stoneycroft及Ever Rising各自除稅及非經常項目前後之經審核盈利／(虧損)淨額如下：

	截至二零零五年十二月三十一日止年度		截至二零零六年十二月三十一日止年度	
	Stoneycroft	**Ever Rising**	**Stoneycroft**	**Ever Rising**
	港幣元		*港幣元*	
除税及非經常項目前之盈利／(虧損)淨額	5,379,862	(47,937)	37,429,091	91
除税及非經常項目後之盈利／(虧損)淨額	20,900,482	(47,937)	37,353,288	91

於二零零六年十二月三十一日，WKH Estates之未經審核負債淨額約為港幣78,000元，而Stoneycroft及Ever Rising之經審核資產淨值／(負債淨額)分別約為港幣313,928,000元及港幣(233,000)元。

進行出售之原因及效益

本集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件、遊艇以及其他電子及電器產品之進口、市場推廣及分銷以及物業投資業務。

誠如本公司二零零六年年報所述，本公司之企業策略為(i)透過出售非核心資產，不斷精簡本集團結構，以提升效率及競爭力；及(ii)專注打造優質品牌之時尚生活產品系列，抓緊中港兩地華貴產品市場之高增長勢頭。於出售後，本集團將集中其資源於消費產品及華貴產品業務，該等業務均具較高利潤及增長潛力。此外，本集團將於收取所得款項時償還其部分銀行貸款，而本集團之資本負債比率及現金流量狀況將會改善。本集團亦可動用部分出售所得款項投資於可為本集團帶來更高回報之新業務。董事認為，出售之條款屬公平合理，且符合股東整體利益。

出售完成後，預期本公司於截至二零零七年十二月三十一日止年度確認收益約港幣79,600,000元。該筆收益乃根據出售代價（扣除相關開支）與本公司於二零零七年七月三十一日之綜合財務報表內之售出資產未經審核綜合資產淨值間之差額計算。出售完成前，Ever Rising及WKH Estates為本公司全資附屬公司。出售完成後，Ever Rising及WKH Estates將終止為本公司附屬公司，而Ever Rising及WKH Estates集團之賬目亦將不再綜合計入本集團財務報表。

除上文披露外，出售預期不會對本集團盈利及資產負債造成任何重大影響。

所得款項用途

扣除有關開支、轉讓Ever Rising出售股份時應付印花稅及償還以物業產權負擔抵押之未償還銀行融資後，預期出售所得款項淨額約為港幣217,500,000元，將用於：

(a) 提供額外資金以提升本集團現有業務之營運能力；

(b) 提供資金予可能投資之新業務以擴大本集團之收入範圍；及

(c) 撥付本集團一般營運資金需求。

上市規則之含義

由於根據上市規則第14.07條有關出售之適用百分比率超過75%，根據上市規則，出售將構成本公司之非常重大出售，因此須待股東於股東特別大會批准後，方可作實。就本公司所知，概無股東須就於股東特別大會提呈有關出售之普通決議案放棄表決。

建議

董事經考慮本通函載列之理由後認為買賣協議條款屬公平合理，出售亦符合本公司及股東整體利益，因此建議股東就股東特別大會上提呈之普通決議案投贊成票。

股東特別大會

本通函第137頁至第139頁載有將於二零零七年十一月六日星期二上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會之通告，以供考慮及酬情通過有關普通決議案。

隨附股東特別大會適用之股東代表委任表格。倘股東未能親身出席股東特別大會，務請按照代表委任表格列印之指示填妥表格，並於股東特別大會或其任何續會（視情況而定）指定舉行時間48小時前，交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10樓。填妥及交回代表委任表格後，閣下仍可出席股東特別大會或其任何續會（視情況而定），並於會上投票。在此情況下，委任代表之指示將被視作撤銷論。

要求以投票方式表決之程序

根據本公司之公司細則第70條，下列人士可（於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時）要求就任何於本公司股東大會上提呈表決之決議案以投票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體有權出席並於大會上投票股東之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有可於大會上投票之權利之股份，且當中已繳股款之總額，所佔比例不少於所有獲賦予有關權利股份中全部已繳股款股份十分之一。

進一步資料

閣下請留意本通函各附錄所載進一步資料。

此 致

列位股東 台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零七年十月十八日

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者:

吾等於下文第I至II節載列吾等對和記行(集團)有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)之財務資料(「財務資料」)的報告，以供載入 貴公司有關建議出售 貴集團兩間全資附屬公司Wo Kee Estates Limited及Ever Rising Investments Limited全部已發行股本日期為二零零七年十月十八日之通函(「通函」)。財務資料包括綜合資產負債表、 貴公司於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日之資產負債表、截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零六年及二零零七年六月三十日止六個月(「有關期間」)之綜合損益表、綜合權益變動報表及綜合現金流量表，以及重大會計政策概要和其他附註解釋。 貴公司為根據百慕達一九八一年公司法於百慕達註冊之有限公司。

編製基準

財務資料由 貴公司董事按照 貴集團截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零七年六月三十日止六個月之經審核綜合財務報表以及 貴集團截至二零零六年六月三十日止六個月之未經審核綜合財務報表，以下文附註3載列之基準，並作出適當調整後編製。就編製本報告以供載入通函而言，調整乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)就重列此等財務報表作出，以符合會計政策。

於本報告日期， 貴公司於下文第94至98頁載列之主要附屬公司及聯營公司中直接或間接擁有權益。所有此等公司已採納十二月三十一日為財政年度年結日。

吾等出任　貴公司核數師，並審核　貴集團截至二零零五年及二零零六年十二月三十一日止年度各年之綜合財務報表，而執業會計師羅申美會計師行則已審核　貴集團截至二零零四年十二月三十一日止年度之綜合財務報表。

董事之責任

貴公司之董事須根據香港財務報告準則編製及真實與公平地列報財務資料。此責任包括設計、實施及維持與編製及真實而公平地列報財務資料相關的內部監控，致財務資料不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇及應用適當之會計政策，並按情況作出合理之會計估計。

申報核數師之責任

就截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零七年六月三十日止六個月之財務資料而言，吾等之責任是根據本行之查核，對財務資料提出意見，並僅向　閣下報告。就本報告而言，吾等已根據香港會計師公會頒佈的香港核數準則，就截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零七年六月三十日止六個月進行獨立審核程序，以及於編製財務資料時已查閱經審核財務報表，並根據香港會計師公會頒佈的核數指引第3.340號「招股章程及申報會計師」執行所需額外程序。

就截至二零零六年六月三十日止六個月之財務資料而言，吾等之責任為根據審閱之結果，對財務資料作出獨立結論，並僅向　閣下報告。吾等已按照香港會計師公會頒佈之核數準則第700號「中期財務報告之審閱委聘」審閱財務資料。審閱範圍主要包括向集團管理層作出查詢及分析財務資料，並據此評估所採用會計政策及呈列方式是否貫徹一致，惟另行披露者除外。審閱工作並不包括控制測試及資產、負債與交易驗證等審核程序。由於審閱之範圍遠較審核小，給予之保證程度也較審核為低，因此，吾等不會對截至二零零六年六月三十日止六個月之財務資料發表審核意見。

意見及審閱結論

吾等認為，就本報告而言，截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零七年六月三十日止六個月之財務資料能真實與公平地反映　貴集團於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日之財政狀況，以及　貴集團截至該等日期止年度及期間之業績及現金流量。

基於吾等並不構成審核之審閱，就本報告而言，吾等並無發現須就截至二零零六年六月三十日止六個月之財務資料作出任何重大修改。

I. 貴集團財務資料

以下為 貴集團於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，與截至二零零四年、二零零五年及二零零六年十二月三十一日止年度各年以及截至二零零六年及二零零七年六月三十日止六個月之財務資料，乃按下文附註3載列之基準編製。

綜合損益表

	附註	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
營業額	6	625,057	697,454	786,580	312,651	457,546
銷售成本		(487,512)	(549,330)	(624,947)	(244,929)	(372,325)
毛利		137,545	148,124	161,633	67,722	85,221
其他營業收入	8	349	3,037	16,245	897	1,447
分銷成本		(55,850)	(50,413)	(55,121)	(23,176)	(30,990)
行政費用		(80,548)	(95,101)	(120,198)	(51,244)	(66,232)
出售持作出售物業之收益／(虧損)		–	(2,905)	5	–	–
出售投資物業虧損		–	–	(260)	–	–
投資物業公平值(虧損)／收益	16	(1,594)	12,728	25,026	–	508
持作出售物業減值撥回至可變現淨值		2,207	3,330	400	–	–
債務清償收益		–	88,178	–	–	–
司法索償撥備	28	–	(30,656)	–	–	–
經營盈利／(虧損)	9	2,109	76,322	27,730	(5,801)	(10,046)
財務費用	10	(7,902)	(6,685)	(11,381)	(4,925)	(7,690)
出售附屬公司之虧損	39	(1,745)	–	(15,935)	–	–
出售一間附屬公司之收益	39	–	–	28,624	–	–
出售一間聯營公司之虧損		–	–	(9,723)	–	–
重組費用	11	(1,320)	–	–	–	–
應佔聯營公司業績	21	(19,743)	(20,739)	(7,777)	(5,776)	(609)
除税前(虧損)／盈利		(28,601)	48,898	11,538	(16,502)	(18,345)
所得税撥回／(開支)	12	29,502	(11,502)	(1,141)	(6)	(185)
本年度／期間盈利／(虧損)		901	37,396	10,397	(16,508)	(18,530)
應佔：						
貴公司權益持有人		1,722	35,461	7,114	(16,685)	(20,565)
少數股東權益		(821)	1,935	3,283	177	2,035
		901	37,396	10,397	(16,508)	(18,530)
貴公司權益持有人應佔盈利／(虧損)之每股盈利／(虧損)						
一 基本及攤薄	13	港幣0.008元	港幣0.160元	港幣0.032元	(港幣0.075元)	(港幣0.093元)

綜合資產負債表

	附註	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
非流動資產					
投資物業	16	172,305	200,847	234,918	8,086
物業、廠房及設備	17	117,528	102,664	100,479	26,907
商譽	18	2,306	2,306	2,597	2,597
於聯營公司之權益	21	79,926	60,545	10,727	10,466
可供出售之金融資產	25	702	527	527	527
遞延稅項資產	34	21,300	6,300	4,215	4,215
		394,067	373,189	353,463	52,798
流動資產					
存貨	22	85,023	81,157	150,477	192,915
持作出售物業之可變現淨值		34,000	24,851	23,400	23,400
貿易往來及其他應收賬款	23	73,587	103,942	149,440	113,392
應收聯營公司款項	24	8,931	4,528	3,951	13,593
其他以公平值計入損益的金融資產	26	101	20	11	87
衍生金融工具		–	3,910	–	–
現金及現金等值項目		15,952	24,009	40,944	17,870
		217,594	242,417	368,223	361,257
分類為持作出售之非流動資產	37	–	–	–	302,910
		217,594	242,417	368,223	664,167
流動負債					
貿易往來及其他應付賬款	27	107,768	118,832	163,567	179,537
司法索償撥備	28	–	30,656	–	–
應付票據		38,840	18,160	45,984	31,675
應繳稅項		241	421	296	152
應付關聯公司款項	30	9,726	4,100	6,914	4,912
一年內到期之融資租賃債務	31	84	82	1,387	1,388
一年內到期之貸款	32	32,820	69,333	122,671	133,916
		189,479	241,584	340,819	351,580
直接與分類為持作出售之非流動資產有關之負債	37	–	–	–	25,767
		189,479	241,584	340,819	377,347
流動資產淨值		28,115	833	27,404	286,820
總資產減流動負債		422,182	374,022	380,867	339,618

	附註	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
非流動負債					
可換股貸款票據	29	–	28,951	29,549	29,893
一年後到期之融資租賃債務	31	408	319	1,121	429
一年後到期之貸款	32	131,624	13,727	11,303	8,121
一名少數股東貸款	33	128	–	–	–
應付一間關聯公司款項	30	–	5,352	–	–
遞延税項負債	34	25,094	21,152	19,915	6
		157,254	69,501	61,888	38,449
資產淨值		264,928	304,521	318,979	301,169
資本及儲備					
股本	35	221,615	221,615	221,615	221,715
儲備		41,704	79,362	82,361	62,114
貴公司權益持有人應佔權益		263,319	300,977	303,976	283,829
少數股東權益		1,609	3,544	15,003	17,340
總權益		264,928	304,521	318,979	301,169

資產負債表

	附註	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
非流動資產					
物業、廠房及設備	17	468	421	1,586	577
於附屬公司之投資	20	273,165	273,165	277,894	269,656
		273,633	273,586	279,480	270,233
流動資產					
貿易往來及其他應收賬款		1,421	813	557	1,568
應收附屬公司款項	24	69,400	176,405	–	667
其他以公平值計入損益的金融資產	26	36	20	11	11
現金及現金等值項目		365	78	327	581
		71,222	177,316	895	2,827
流動負債					
貿易往來及其他應付賬款		2,826	3,217	3,689	1,371
應付附屬公司款項	24	65,065	157,723	156,704	170,077
應付關聯公司款項	30	2,177	877	553	560
財務擔保合約		10,397	10,397	15,126	6,888
		80,465	172,214	176,072	178,896
流動(負債)／資產淨值		(9,243)	5,102	(175,177)	(176,069)
總資產減流動負債		264,390	278,688	104,303	94,164
非流動負債					
可換股貸款票據	29	–	28,951	29,549	29,893
應付一間關聯公司款項	30	–	1,162	–	–
		–	30,113	29,549	29,893
資產淨值		264,390	248,575	74,754	64,271
貴公司權益持有人應佔資本及儲備					
股本	35	221,615	221,615	221,615	221,715
儲備	36	42,775	26,960	(146,861)	(157,444)
總權益		264,390	248,575	74,754	64,271

綜合權益變動報表

	貴公司權益持有人應佔							
	股本 *港幣千元*	資本贖回儲備 *港幣千元*	匯兌儲備 *港幣千元*	可換股貸款票據之權益部分 *港幣千元*	其他儲備 *港幣千元* *(附註)*	累計虧損 *港幣千元*	少數股東權益 *港幣千元*	合計 *港幣千元*
貴集團								
於二零零四年一月一日	221,615	916	(1,733)	–	151,236	(110,118)	–	261,916
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	(319)	–	–	–	–	(319)
直接於權益內確認之開支淨值	–	–	(319)	–	–	–	–	(319)
年內盈利／(虧損)	–	–	–	–	–	1,722	(821)	901
本年度確認(開支)／收入總額	–	–	(319)	–	–	1,722	(821)	582
因一家附屬公司增加股本產生之增額	–	–	–	–	–	–	2,430	2,430
於二零零四年十二月三十一日及二零零五年一月一日	221,615	916	(2,052)	–	151,236	(108,396)	1,609	264,928
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	2,012	–	–	–	–	2,012
直接於權益確認之收入淨額	–	–	2,012	–	–	–	–	2,012
年內盈利	–	–	–	–	–	35,461	1,935	37,396
年內確認收入總額	–	–	2,012	–	–	35,461	1,935	39,408
確認可換股貸款票據之權益部分	–	–	–	185	–	–	–	185
於二零零五年十二月三十一日及二零零六年一月一日	221,615	916	(40)	185	151,236	(72,935)	3,544	304,521
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	(6,358)	–	–	–	–	(6,358)
直接於權益內確認之開支淨額	–	–	(6,358)	–	–	–	–	(6,358)
年內盈利	–	–	–	–	–	7,114	3,283	10,397
本年度確認(開支)／收入總額	–	–	(6,358)	–	–	7,114	3,283	4,039
出售附屬公司時撥回	–	–	2,243	–	–	–	8,176	10,419
於二零零六年十二月三十一日	221,615	916	(4,155)	185	151,236	(65,821)	15,003	318,979

上表包括 貴集團應佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零四年一月一日	(27,616)
年內虧損	(19,743)
於二零零四年十二月三十一日及二零零五年一月一日	(47,359)
年內虧損	(20,739)
於二零零五年十二月三十一日及二零零六年一月一日	(68,098)
年內虧損	(7,777)
於二零零六年十二月三十一日	(75,875)

附註： 貴集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

截至二零零六年六月三十日止六個月(未經審核)

	貴公司權益持有人應佔								
	股本 港幣千元	資本贖回儲備 港幣千元	優先認股權儲備 港幣千元	匯兌儲備 港幣千元	可換股貸款票據之權益部分 港幣千元	其他儲備 港幣千元 (附註)	累計虧損 港幣千元	少數股東權益 港幣千元	合計 港幣千元
貴集團									
於二零零六年一月一日(未經審核)	221,515	916	–	(40)	185	151,236	(72,935)	3,544	304,521
因收購附屬公司而產生之少數股東權益	–	–	–	–	–	–	–	241	241
進一步收購一間附屬公司之權益	–	–	–	–	–	–	–	(28)	(28)
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	843	–	–	–	–	843
期內(虧損)/盈利	–	–	–	–	–	–	(16,685)	177	(16,508)
於二零零六年六月三十日(未經審核)	221,515	916	–	803	185	151,236	(89,620)	3,934	289,069
截至二零零七年六月三十日止六個月									
於二零零七年一月一日	221,615	916	–	(4,155)	185	151,236	(65,821)	15,003	318,979
因行使優先認股權而發行普通股	100	–	–	–	–	–	–	–	100
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	146	–	–	–	302	448
股份付款開支	–	–	172	–	–	–	–	–	172
期內(虧損)/盈利	–	–	–	–	–	–	(20,565)	2,035	(18,530)
於二零零七年六月三十日	221,715	916	172	(4,009)	185	151,236	(86,386)	17,340	301,169

上表包括 貴集團應佔聯營公司之收購後累計虧損,詳情如下:

	港幣千元
於二零零六年一月一日(未經審核)	(68,098)
期內虧損	(5,776)
於二零零六年六月三十日(未經審核)	(73,874)
於二零零七年一月一日	(75,875)
期內虧損	(609)
於二零零七年六月三十日	(76,484)

附註:　貴集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬。

綜合現金流量表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
經營業務					
除稅前(虧損)/盈利	(28,601)	48,898	11,538	(16,502)	(18,345)
經作出以下調整:					
應佔聯營公司業績	19,743	20,739	7,777	5,776	609
利息收入	(48)	(349)	(348)	(77)	(544)
利息支出	7,336	6,272	10,917	4,755	7,483
融資租賃費用	8	13	14	7	49
折舊	6,773	5,681	9,036	3,656	5,183
商譽攤銷	407	–	–	–	–
負商譽	–	–	(8,008)	–	–
應付附屬公司款項資本化之匯兑虧損	–	842	–	–	–
出售持作出售物業之收益	–	–	(5)	–	–
出售投資物業之虧損	–	–	260	–	–
出售物業、廠房及設備之虧損	558	77	9	–	7
可供出售之金融資產公平值虧損	–	175	–	–	–
其他以公平值計入損益的金融資產公平值虧損/(收益)	–	81	9	–	(5)
衍生金融工具公平值虧損/(收益)	–	17	–	(17)	–
司法索償撥備	–	30,656	–	–	–
其他投資之未變現持有收益	(1)	–	–	–	–
持作出售物業減值撥回至可變現淨值	(2,207)	(3,330)	(400)	–	–
投資物業公平值虧損/(收益)	1,594	(12,728)	(25,026)	–	(508)
貿易往來應收賬款之減值撥備	–	–	–	–	36
出售附屬公司之虧損	1,745	–	15,935	19	–
出售一間附屬公司之收益	–	–	(28,624)	–	–
出售一間聯營公司之虧損	–	–	9,723	–	–
一名供應商貸款之匯兑虧損	214	–	–	–	–
清償一項貸款之收益	–	(88,178)	–	–	–
撥回應付一間關聯公司非流動免息款項之應計利息支出	–	(487)	–	–	–
股份付款支出	–	–	–	–	172
未計營運資金變動前之經營現金流量	7,521	8,379	2,807	(2,383)	(5,863)

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
存貨減少／(增加)	22,110	3,866	(67,376)	(51,905)	(42,463)
持作出售物業減少	23,246	12,480	1,856	–	–
貿易往來及其他應收賬款 (增加)／減少	(7,674)	(31,246)	(39,500)	23,694	35,607
應收聯營公司款項(增加)／減少	(8,188)	4,403	577	(3,528)	(9,642)
應收關聯人士款項減少	2,085	–	–	–	–
貿易往來及其他應付賬款增加	21,752	12,612	44,957	5,892	20,998
應付票據增加／(減少)	4,932	(20,680)	26,968	9,449	(14,309)
應付董事款項減少	(1,619)	–	–	–	–
應付關聯公司款項減少	(429)	(274)	(2,538)	(1,556)	(1,370)
經營所得／(所用)現金	63,736	(10,460)	(32,249)	(20,337)	(17,042)
(已付)／退回香港利得稅	(132)	44	–	(6)	(20)
已付海外稅項	(33)	(298)	(418)	(349)	–
	(165)	(254)	(418)	(355)	(20)
經營業務所得／(所用)現金淨額	63,571	(10,714)	(32,667)	(20,692)	(17,062)
投資業務					
購買投資物業	–	–	(4,944)	–	–
出售投資物業所得款項	–	9,176	1,140	–	–
購買物業、廠房及設備	(2,584)	(18,883)	(12,422)	(590)	(7,560)
出售物業、廠房及設備所得款項	548	2,984	142	138	995
購買按公平值計入損益之金融資產	–	–	–	–	(71)
出售產品分銷權所得款項	–	–	5,873	–	–
出售附屬公司所得款項	7,762	–	–	–	–
出售一間聯營公司所得款項	–	–	26,161	–	–
收購附屬公司現金流出淨額	–	–	(1,113)	(1,001)	–
增加於一間附屬公司之股權	(2,287)	–	–	–	–
投資一間聯營公司	(7,025)	–	–	–	–
已收利息	228	349	348	77	427
投資業務(所用)／所得現金淨額	(3,358)	(6,374)	15,185	(1,376)	(6,209)

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
融資業務					
新造銀行貸款	216,951	306,494	347,457	148,270	227,273
發行可換股貸款票據所得款項淨額	–	28,265	–	–	–
新訂融資租賃債務	540	–	2,600	–	–
償還銀行貸款	(261,043)	(260,662)	(312,498)	(142,531)	(225,148)
償還一名供應商之貸款	–	(46,817)	–	–	–
已付利息	(4,097)	(4,824)	(10,319)	(5,454)	(7,140)
因少數股東之出資而增加於一間附屬公司之股本	16	–	–	–	–
償還融資租賃債務	(49)	(82)	(493)	(43)	(691)
償還一少數股東墊付之貸款	–	(128)	–	–	–
償還一間關聯公司之貸款	–	–	–	(3)	–
已付融資租賃費用	(8)	(13)	(14)	(6)	(49)
融資業務(所用)/所得現金淨額	(47,690)	22,233	26,733	233	(5,755)
現金及現金等值項目增加/(減少)淨額	12,523	5,145	9,251	(21,835)	(29,026)
於一月一日之現金及現金等值項目	1,796	13,695	18,603	18,603	22,023
外幣匯率變動之影響	(624)	(237)	(5,831)	384	448
於十二月三十一日/六月三十日之現金及現金等值項目	13,695	18,603	22,023	(2,848)	(6,555)
現金及現金等值項目結餘分析					
即:					
現金及現金等值項目	15,952	24,009	40,944	8,717	17,870
銀行透支	(2,257)	(5,406)	(18,921)	(11,565)	(24,603)
包括在分類為持作出售非流動資產之現金及現金等值項目	–	–	–	–	178
	13,695	18,603	22,023	(2,848)	(6,555)

財務資料附註

1. 一般資料

貴公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。貴公司註冊辦事處及主要經營地點之地址於本年報公司資料部分披露。

貴公司乃一間投資控股公司，其附屬公司主要從事物業投資、高質素、名牌產品之進口、市場推廣、分銷及售後服務，為亞洲地區(特別是中國、香港、澳門、新加坡及馬來西亞市場)顧客提供服務。產品主要包括空調產品、家用電器、影音電子產品(包括汽車音響)、汽車及汽車配件，機動遊艇以及其他電子產品。

財務報表以港幣(即 貴公司之功能貨幣)呈列。

2. 應用新訂及經修訂之香港財務報告準則(「香港財務報告準則」)

貴集團並無提前採用以下已公佈但尚未生效之新訂準則、修訂及詮釋。貴公司董事預期應用該等新訂準則、修訂或詮釋將不會對 貴集團之業績及財務狀況產生重大影響。

香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	經營分類[1]
香港(國際財務報告詮釋委員會)— 詮釋第11號	香港財務報告準則第2號：集團及財務股份交易[2]
香港(國際財務報告詮釋委員會)— 詮釋第12號	服務經營權安排[3]

[1] 於二零零九年一月一日或之後開始的年度期間生效。
[2] 於二零零七年三月一日或之後開始的年度期間生效。
[3] 於二零零八年一月一日或之後開始的年度期間生效。

3. 主要會計政策

此綜合財務報表乃依據香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」)，亦包含香港會計準則(「香港會計準則」)及其詮釋(「詮釋」)、香港普遍接納之會計原則，香港公司條例之披露要求及聯交所證券上市規則(「上市規則」)之適用披露要求編製。

編製基準

該綜合財務報表按歷史成本慣例編製，惟重估若干可供出售金融資產、以公平值計入損益之金融資產及金融負債(包括衍生金融工具)及投資物業以公平值入賬例外。

依據香港財務報告準則編製財務報表，須採用若干關鍵會計估計。亦要求管理層於應用貴集團會計政策時運用其判斷。

綜合基準

綜合財務報表包括 貴公司及其附屬公司截至每年十二月三十一日之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

必要時，將調整附屬公司之財務報表，以令彼等之會計政策與 貴集團其他成員所採用者一致。

所有集團內公司間交易、結餘，收入及支出概於綜合時對銷。

就經綜合計算附屬公司，於彼等資產淨值之少數股東權益與 貴集團之權益分開呈列。資產淨值內少數股東權益包括於原始業務合併日期之權益，及自合併日期起少數股權之變化。少數股東應佔且數額超逾少數股東於附屬公司權益之虧損，乃針對 貴集團之權益進行分配，惟少數股東有具約束力責任並能夠作出額外投資彌補虧損之情形除外。

於附屬公司之投資

附屬公司指 貴集團有權控制其財務及營運政策並一般持有過半數投票權股權之所有公司（包括特定用途公司）。當評估 貴集團是否控制另一家公司時，將考慮現時是否存在可行使或可換股的潛在投票權及其影響。

於附屬公司之投資按成本扣除已辨別減值虧損後列入 貴公司之資產負債表內。

於聯營公司之權益

聯營公司指 貴集團對其有重大影響力但並無控制權且一般持有20%至50%投票權之所有公司。

聯營公司之業績、資產及負債乃以會計權益法綜合入財務資料。根據權益法，於聯營公司之投資乃初步按成本於綜合資產負債表中列賬，並就 貴集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當 貴集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（其包括任何長期權益，而該長期權益實質上構成 貴集團於該聯營公司之投資淨額之一部分），則 貴集團不再繼續確認其份佔之進一步虧損。額外分佔之虧損乃作出撥備，而負債僅以 貴集團已產生法定或推定責任或代表該聯營公司作出付款者為限作出確認。

收購成本超出於收購當日確認之 貴集團佔聯營公司可辨別資產、負債及或然負債之公平淨值之差額確認為商譽。商譽納入投資賬面值內並將減值評估為投資之一部分。

貴集團佔可辨別資產、負債及或然負債之公平淨值超出收購成本之數額，於評估後即時於損益內確認。

倘與 貴集團一間聯營公司進行交易，則損益以 貴集團於有關聯營公司中之權益為限撤銷。

商譽

就因收購附屬公司產生且已資本化之商譽， 貴集團已自二零零五年一月一日起停止攤銷，而此類商譽（扣除於二零零五年十二月三十一日之累計攤銷）每年（或當有跡像顯示商譽相關之現金產生單位可能出現減值時）進行減值測試（見下列會計政策）。

因收購一間附屬公司或共同控制實體（使用按比例綜合法入賬）（且協議日期為或遲於二零零五年一月一日）所產生之商譽乃收購成本超逾於協議日期　貴集團於相關附屬公司或共同控制實體可辨別資產、負債及或然負債公平值內權益之差額。此等商譽乃按成本減任何累計減值虧損入賬。

因收購一間附屬公司或共同控制實體所產生且已資本化之商譽，於綜合資產負債表內獨立呈列。

就減值測試，因收購產生之商譽被分配至每個預期因收購而產生協同效應之相關現金產生單位或單位組別。獲分配商譽之現金產生單位將每年（或有跡像顯示商譽相關之現金產生單位可能出現減值時）進行減值測試。於某財政年度因收購產生商譽時，獲分配商譽之現金產生單位於該財政年度結束前進行減值測試。當現金產生單位可收回值低於其賬面值，將首先分配減值虧損抵減該單位所獲分配任何商譽之賬面值，再依據該單位內每項資產賬面值按比例抵減其他資產。商譽之減值虧損於綜合損益表內直接確認。商譽減值虧損並不於隨後期間內撥回。

之後一間附屬公司或共同控制實體若被出售，則資本化商譽之應佔金額，概於計算出售之盈利或虧損時計入。

收入確認

收益包括　貴集團日常業務中出售貨品及服務的已收或應收代價的公平值。收益在扣除退貨、回佣及折扣，及抵銷　貴集團間之銷售後列帳。收益按以下基準確認：

銷售商品收入乃於交貨及貨品所有權大部分風險及回報已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用實際利率（即將該金融資產之估計未來現金流入likely準確折現至其賬面淨額之利率）計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權利確認後方予入賬。

分部報告

業務分部乃一組提供產品或服務的資產及業務，所涉風險及回報與其他業務分部不同。地區分部指於個別經濟環境提供產品或服務，而所涉風險及回報有別於其他經濟環境經營之分部。

租賃

倘租賃之條款將資產所有權絕大部分風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

貴集團為出租人

融資租賃承租人之欠款乃按　貴集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映　貴集團有關租約之未到期淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

按融資租賃持有之資產，以購置日期之公平值確認為　貴集團資產(或倘屬較低者，則以最低租賃付款之現值)。承租人相應之債務，於資產負債表中列賬為融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，以就每段會計期間計算出債務餘額之固定支出率。

經營租賃之應付租金乃按有關租賃之年期以直線法於損益表扣除。

外幣

編製每個集團企業之財務報表時，採用非該企業功能貨幣(外幣)進行之交易，一律以交易日現行匯率折算為其功能貨幣(即該企業經營之主要經濟環境通用之貨幣)入賬。於每個結算日，以外幣計值之貨幣項目以結算日現行匯率重新折算。以外幣計值且以公平值入賬之非貨幣項目，以公平值釐定日之現行匯率重新折算。以外幣歷史成本計量之非貨幣項目概不重新折算。

因貨幣項目結算及貨幣項目折算產生之匯兌差額於產生期內之損益賬內確認，惟構成　貴集團對一項外國業務淨投資之貨幣項目所產生之匯兌差額除外，此類匯兌差額於綜合財務報表之權益部分確認。以公平值入賬之非貨幣項目，其重新折算產生之匯兌差額於當期損益內確認，惟重新折算非貨幣項目產生之損益直接於權益確認，其重新折算產生之匯兌差額亦直接於權益內確認。

就呈列綜合財務報表而言，　貴集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為　貴公司之列賬貨幣(如港元)，而其他收入及支出乃按該年度之平均匯率進行換算。除非匯率於該年度內出現大幅波動則作別論，於此情況下，則採用於換算當日之適用匯率。所產生之匯兌差額(如有)乃確認作權益獨立部分(匯兌儲備)。該等匯兌差額乃於海外業務被出售之期間內於損益內確認。

於二零零五年一月一日或以後，於收購海外業務時產生之有關所收購可識別資產之商譽及公平值調整乃處理為該海外經營業務之資產及負債，並按於結算日之適用匯率進行換算。產生之匯兌差額乃於匯兌儲備內確認。

貸款成本

所有貸款成本均予確認並列入產生期間損益表內之財務費用。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

稅項

所得稅開支乃為現行應繳稅項與遞延稅項之總額。

現行應繳稅項根據本年度之應課稅盈利計算。應課稅盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課稅或可扣減收支項目，亦無計入毋須課稅及不獲扣減之損益表項目所致。

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅盈利所用相應稅基間之差異而產生之應繳付或可退回稅項。遞延稅項負債一般按所有應課稅之暫時性差異予以確認，而遞延稅項資產則按可能會出現可用以抵銷可扣減之暫時性差異之應課稅盈利而予以確認。倘若暫時性差異乃基於商譽或於一項不影響稅務盈利或會計盈利之交易中初步確認（業務合併之情況下除外）之其他資產及負債而引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅暫時性差異而予以確認，惟　貴集團可控制撥回之暫時性差異及不大可能於可見將來撥回之暫時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並作出調減直至不再可能會有足夠應課稅盈利恢復全部或部分資產價值。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項於損益中扣除或計入，惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，在此情況下遞延稅項亦會於權益中處理。

物業、廠房及設備

物業、廠房及設備均以成本值減除累計折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值，按其估計之可使用年期以直線法撇銷，所使用之年率如下：

以中期契約持有之土地	契約尚餘年期
建於中期契約土地上之樓宇	$2^1/_2$－5%
物業裝修	20%
傢俬、裝置及設備	10－20%
機器及工具	20－$33^1/_3$%
汽車	20－25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

就租賃分類而言一項土地及樓宇租賃中之土地及樓宇部分乃分開考慮，惟不能在土地及樓宇部分之間可靠地分配租賃款項者除外，而在此情況下，整項租賃一般被視為融資租約。倘可在土地及樓宇之間做出可靠之租賃款項分配，則土地之租賃權益將重新分類為經營租賃下之預付租賃款項，並按成本列賬及以直線法於租期內攤銷。倘未能在土地及樓宇部分之間作出可靠分配，則土地之租賃權益將繼續入賬為物業、廠房及設備。由於董事認為在土地及樓宇部分部之間未能作出可靠分配，故並無於本財務報表中重列。

物業、廠房及設備項目於出售後或當預期持續使用該資產將不會產生未來經濟利益時不再確認。於不再確認該資產時所產生之任何收益或虧損(以出售所得款項淨額與該項目之賬面值之差額計算),將計入不再確認年度之綜合損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

於初步確認時,投資物業以成本入賬(包括任何直接應佔支出)。初步確認後,投資物業採用公平值模型計量。投資物業公平值變動產生之損益計入發生期間之損益。

一項投資物業被出售或該投資物業永久停止使用,或預期出售該項投資物業不會產生任何未來經濟收益,則該項投資物業終止確認。終止確認某項資產產生之任何損益(按出售所得款項淨額與該資產賬面值之差計算)均列入有關項目被終止確認年度之損益表。

存貨

存貨乃按成本或可變現淨值之較低者入賬。成本以先入先出法計算。可變現淨值乃於日常業務之估計售價減適用之可變銷售開支。

現金及現金等值項目

現金及現金等值項目按成本在資產負債表內列賬。在現金流量表中,現金及現金等值項目包括手頭現金、銀行活期存款及於購入後三個月內到期之現金投資及銀行透支。銀行透支呈列於資產負債表流動負債之貸款內。

撥備及或然負債

當 貴集團具有一項因過往事件導致之當前責任,且很有可能 貴集團被要求履行該項責任時,即確認撥備。撥備乃依據董事於結算日對履行該項責任所需開支之最佳估計,若影響重大則將金額貼現為現值。

或然負債指因過往事件而產生的可能責任,而有關責任會否存在,須視乎日後一項或多項事件會否出現,而出現與否非完全由集團控制;也可以是因過往事件而已經產生的責任,但因為將來需要撥出經濟資源履行責任的機會不大,或不能對所涉及金額作可靠計量而未有入賬處理。

或然負債不予入賬,但會在財務資料附註披露。若情況有變以致將來可能需要撥出資源以履行責任,即以撥備入賬。

金融工具

當 貴集團企業成為金融工具合約其中一方時,於資產負債表內確認為金融資產或金融負債。金融資產及負債初步以公平值計量。直接歸於金融資產或負債之交易成本(以公平值計入損益的金融資產及金融負債除外),於初步確認時計入金融資產或負債之公平值或從中扣減(按適用者而定)。直接歸於收購金融資產或金融負債,且以公平值計入損益的交易成本即時計入損益。

金融資產

貴集團之金融資產劃分為四類，包括以公平值計入損益的金融資產、貸款及應收款項、持至到期日投資及可供出售之金融資產。金融資產之所有正常購買及出售均按交易日期基準確認及終止確認。正常購買及銷售乃指須按規定或市場慣例規定之時間內交收資產之金融資產買賣。每類金融資產採用之會計政策説明如下。

以公平值計入損益的金融資產

以公平值計入損益的金融資產包括兩個分類，即持作買賣之金融資產及於初步確認時即定為以公平值計入損益之金融資產。

持作交易之金融資產以外之金融資產倘符合下列條件，則於初步確認時可被指定為以公平值計入損益之金融資產：

(a) 該指定消除或主要減低以其他方式計量或確認而出現之不一致計量或確認；或

(b) 金融資產構成按 貴集團列明之風險管理或投資策略管理的一組金融資產或金融負債或者兩者同時具有，並以公平值為基準評估其表現，及按該基準提供有關組別的內部資訊；或

(c) 構成含有一項或多項內置衍生工具之合約的一部分，及香港會計準則第39號准許全部合併合約（資產或負債）指定為按公平值計入損益。

於初步確認後之每個結算日，以公平值計入損益之金融資產以公平值計量，而公平值變化直接於所產生期間之損益內確認。

貸款及應收款項

貸款及應收款項乃固定或可釐定付款且並未於活躍市場掛牌之非衍生金融資產。於初步確認後之每個結算日，貸款及應收款項（包括貿易往來及其他應收款項及應收聯營公司款項）按實際利率法計算之攤銷成本減任何已辨別之減值虧損入賬。若有客觀證據顯示有關資產已減值，則於損益內確認減值虧損，其金額乃以該項資產之賬面值於以初始實際利率折現估計未來現金流量之現值之差額計量。若在其後期間，可收回金額增加而該增加是可客觀地與確認減值後發生事件有關連，減值虧損予以撥回，惟於減值撥回之日的資產賬面金額不得超過假如並無確認減值的已攤銷成本。

可供出售金融資產

可供出售金融資產乃被指定為或者無法歸入其他（如上所述）類別的非衍生金融工具。於初步確認後之每個結算日，可供出售金融資產以公平值計量。公平值變化於權益內確認，直至該金融資產被出售或被釐定應予減值，屆時之前已在權益內確認的累積損益將被剔除於權益，並於損益內解除確認。當有客觀證據顯示資產已減值，則於損益內確認可供出售金融資產之任何減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。可供出售股本投資的減值虧損不會於隨後期間撥回，惟就可供出售債務投資而言，如其後該投資之公平價值增加，而該增加客觀地與確認減值虧損後發生的事件有關連，減值虧損隨後撥回。

於活躍市場並無可報市價而其公平值未能可靠地計量且有相連之衍生工具及必須以交付無報價股本工具作結算的可供出售股票投資，於初步確認後之每個結算日按成本減任何已辨認減值虧損計量。若有客觀證據顯示資產已減值，即確認減值虧損。減值虧損按資產的賬面值與估計未來現金流按類似金融資產的現時市場回報率折現為現值，以二者之差額計算。此等減值虧損概不於往後期間內撥回。

金融負債及股本工具

由一間集團公司發行之金融負債及股本工具，乃依據所簽署合約安排之內容，及對金融負債及股本工具之界定歸類。

一項股本工具乃證明於　貴集團資產之剩餘權益（扣減其所有負債後）之任何合約。貴集團之金融負債一般分為以公平值計入損益之金融負債及其他金融負債。就金融負債及權股本工具採納之會計政策列載如下。

其他金融負債

其他金融負債包括貿易往來及其他應付款項、應付關聯公司款項、銀行貸款及融資租賃承擔，其後採用實際利率方法計算攤銷成本入賬。

可換股貸款票據

貴集團發行之可換股貸款票據包含金融負債及股本部分，並於初步確認時分開歸類於各自負債及權益部分。於初步確認時，負債部分之公平值乃按類似非可換股債券之現行市場息率釐定。發行可換股貸款票據所得款項淨額與歸入負債部分公平值之差額（代表持有人將貸款票據轉換為股本之內置認購期權）計入權益（可換股貸款票據權益儲備）。

其後期間可換股貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分（代表將負債部分轉換為　貴公司普通股之期權）將保留於可換股貸款票據儲備內直至內置期權被行使，而可換股貸款票據權益儲備及兌換時負債部分之賬面值將作為已發行股份之代價轉撥至股本及股份溢價。若該期權於到期日仍未行使，則於可換股貸款票據權益儲備呈列之餘額將被用於撥入累計虧損。期權於換股或失效時之損益概不會於損益內確認。

發行可換股貸款票據有關交易成本乃按所得款項分配比例，分配至負債及權益部分。與權益部分相關之交易成本直接從權益扣除。與負債部分相關之交易成本計入負債部分之賬面值，並以實際利率法於可換股貸款票據年期內攤銷。

衍生金融工具及對沖

衍生工具最初於訂立衍生工具合約當日按公平值確認，其後於每個結算日按公平值重新計量，導致之收益或虧損隨即確認為損益，除非衍生工具指定為對沖工具並按其生效。倘其指定為對沖工具，確認損益之時間則取決於對沖關係的性質。　貴集團指定若干衍生工具為對沖定息銀行借貸的公平值（公平值對沖）及對沖很可能發生的外幣風險預期交易（現金流量對沖）；或對沖外地營運的淨投資。

財務擔保合約

財務擔保合約為當某一指定債務人不能根據債務工具的原有或經修訂條款支付到期債務，而要求發行人作出指定之付款以償付持有人因此而發生之損失之合約。由 貴集團發行及並未指定為按公平值計入損益之財務擔保合約，按公平值減發行財務擔保合約直接應佔之交易成本初步確認。於初步確認後， 貴集團按以下兩項之較高者計量財務擔保合約：(i)按香港會計準則第37號「撥備、或然負債及或然資產」之規定釐定之金額；及(ii)初步確認金額減（如適用）按香港會計準則第18號「收益」確認之累計攤銷。

終止確認

當自一項金融資產收取現金流量之權利屆滿，或該項金融資產已轉讓且 貴集團已大體上轉移該金融資產所有權之全部風險及報償，該金融資產即被終止確認。於終止確認某項金融資產時，有關資產賬面值及已收代價之和，與已直接於權益確認之累積收益或虧損之差額乃於損益內確認。

金融負債則自 貴集團之綜合資產負債表內移除（即當有關合約規定之責任被解除、取消或屆滿之時）。被終止確認之金融負債賬面值與已收代價之差額於損益內確認。

持有供出售物業

持有供出售物業以成本及可變現淨值之較低者呈列。

減值

於每個結算日， 貴集團會核查有形資產及無形資產之賬面金額，以確定是否有跡象顯示這些資產已出現減值虧損或過往年度確認之減值虧損不再存在或已減少。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，除商譽以外之資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度並無確認減值虧損而釐定之賬面金額。減值虧損之撥回即時確認為收入。

4. 金融風險管理目標及政策

(a) 金融風險管理

貴集團之業務面對多種財務風險：市場風險（包括外幣匯率風險、公平值利率風險及現金流量利率風險）、信貸風險及流動資金風險。 貴集團整體風險管理計劃專注於突如期來之金融市場狀況，並尋求盡量減低對 貴集團財務表現造成之潛在不利影響。 貴集團訂立衍生工具，主要為外匯遠期合約，以限制其所承受之外幣匯率波動風險。

貴集團主要金融工具包括股本及債券投資、貸款、貿易往來應收款項，貿易往來應付款項及可換股貸款票據。此等金融工具之詳情於各自附註內披露。該等金融工具有關風險及減少該等風險之政策陳述如下。管理層對此類風險進行管理及監察，以確保及時有效採取恰當措施。

外幣匯率風險

貴公司數間附屬公司有以外幣計值之買賣，令 貴集團面對外幣風險。 貴集團之主要外匯風險與美元、歐羅、新加坡元、馬來西亞零吉及日圓有關。依據 貴集團風險管理政策，就極可能之預計外幣銷售簽訂外匯遠期合約，藉以紓緩外幣風險。

貴集團若干貿易往來應收款項、貿易往來應付款項、應收貸款及借款以外幣計值。管理層監察外匯風險並將考慮於必要時對沖重大外幣風險。

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，倘歐羅兑港元貶值／增值5%，而其他變數維持不變，因換算以歐羅列值之貸款產生之匯兑虧損／盈利之影響如下：

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
匯兑虧損／ 盈利之影響	–	–	–	101

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，倘新加坡元兑港元貶值／增值5%，而其他變數維持不變，因換算以新加坡元列值之貸款產生之匯兑虧損／盈利之影響如下：

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
匯兑虧損／ 盈利之影響	176	112	385	1,316

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，倘馬來西亞零吉兑港元貶值／增值5%，而其他變數維持不變，因換算以馬來西亞零吉列值之貸款產生之匯兑虧損／盈利之影響如下：

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
匯兑虧損／ 盈利之影響	394	323	219	564

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，倘日圓兌港元貶值／增值5%，而其他變數維持不變，因換算以日圓列值之貸款產生之匯兌虧損／盈利之影響如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
匯兌虧損／盈利之影響	13	36	–	–

公平值利率風險

貴集團之公平值利率風險主要涉及定息銀行貸款（見附註第32項）。就此等定息貸款，貴集團計劃採用不同的貸款利率。

此外，貴集團之計息銀行借貸及融資租賃債務承受利率變動風險。貴集團之銀行借貸及融資租賃債務之利率及償還條款分別於附註第32及31項披露。

現金流量利率風險

由於貴集團並無重大計息資產，故貴集團之收入及經營現金流量很大程度上不受市場利率變動影響。

按浮動利率借貸使貴集團面對現金流量利率風險。貴集團按持續基準監察現金流量利率風險及在有必要時調整借貸組合。

於二零零四年、二零零五年及二零零六年十二月三十一日以及二零零七年六月三十日，假設浮息長期貸款利率增加／減少一個百分點，將導致利息開支增加／減少如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
利息開支增加／減少	1,649	835	1,365	1,439

信貸風險

若交易對手未能履行責任，貴集團就於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日每類已確認之金融資產而對之最大信貸風險，乃於綜合資產負債表呈列之該等資產之賬面值。為使信貸風險減至最小，貴集團已委派一組人員負責釐定信貸額度、審批信貸及其他監察程序，確保對逾期債務採取跟進行動。此外，貴集團於每個結算日審閱每項貿易應收債項之可收回金額進行，確保對不可收回金額提撥足夠減值虧損。因此，董事認為貴集團之信貸風險已大幅降低。

流動資金風險

貴集團的流動資金風險管理包括分散資金來源。貴集團定期檢討其主要資金來源狀況，確保具備足夠財務資源以應付其財務承擔。

下表載列於結算日至合約到期日止剩餘期間，按有關到期日類別劃分之 貴集團將以淨額基準清償之財務負債分析。表內披露之金額乃合約未貼現現金流量。由於貼現影響輕微，故於12個月內到期之結餘相等於其賬面結餘。

	一年內 *港幣千元*	第二至第五年 *港幣千元*	五年以上 *港幣千元*
於二零零四年十二月三十一日			
貿易往來及其他應付賬款	107,768	–	–
應付票據	38,840	–	–
融資租賃債務	84	321	87
貸款	32,820	1,302	130,322
	179,512	1,623	130,409
於二零零五年十二月三十一日			
貿易往來及其他應付賬款	118,832	–	–
應付票據	18,160	–	–
融資租賃債務	82	294	25
貸款	69,333	13,727	–
可換股貸款票據	–	28,951	–
	206,407	42,972	25
於二零零六年十二月三十一日			
貿易往來及其他應付賬款	163,567	–	–
應付票據	45,984	–	–
融資租賃債務	1,387	1,121	–
貸款	122,671	8,418	2,885
可換股貸款票據	–	29,549	–
	333,609	39,088	2,885
於二零零七年六月三十日			
貿易往來及其他應付賬款	179,537	–	–
應付票據	31,675	–	–
融資租賃債務	1,388	429	–
貸款	133,916	5,348	2,773
可換股貸款票據	–	29,893	–
	346,516	35,670	2,773

下表載列於結算日至合約到期日止剩餘期間，按有關到期日類別劃分之 貴集團將以總額基準清償之衍生金融工具分析。表內披露之金額乃合約未貼現現金流量。由於貼現影響輕微，故於12個月內到期之結餘相等於其賬面結餘。

	一年內 *港幣千元*
於二零零四年十二月三十一日	
外匯遠期合約	
一現金流量對沖：流出	13,202
於二零零五年十二月三十一日	
外匯遠期合約	
一現金流量對沖：流出	3,908
於二零零六年十二月三十一日	
外匯遠期合約	
一現金流量對沖：流出	55,397
於二零零七年六月三十日	
外匯遠期合約	
一現金流量對沖：流出	16,381

(b) 資本風險管理

貴集團管理資本之目標，乃為股東帶來回報及為其他權益持有人帶來利益，並維持最佳資本結構，以減低資本成本。

貴集團按資本負債比率監控資本。此比率乃按非流動負債（不包括遞延税項）及股東權益計算。

截至二零零七年六月三十日止六個月， 貴集團之策略與往年維持不變，為減少資本負債比率。於二零零四年、二零零五年、二零零六年十二月三十一日以及二零零七年六月三十日之資本負債比率如下：

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
非流動負債（不包括遞延税項）	132,160	48,349	41,973	38,443
股東權益	263,319	300,977	303,976	283,829
資本負債比率	50.19%	16.06%	13.81%	13.54%

(c) 衍生金融工具及對沖活動之會計處理法

衍生工具最初於訂立衍生工具合約之日按公平值確認，其後按公平值重新計量。此項確認法造成之收益或虧損取決於衍生工具是否指定作為對沖工具，及倘其為指定對沖工具，則取決於被對沖項目之性質。 貴集團指定利用若干衍生工具：(i)對沖已確認資產或負債或確定承擔之公平值（公平值對沖）；及(ii)對沖極有可能進行之日後交易（現金流量對沖）。

貴集團於訂立交易時就對沖工具及被對沖項目之關係、其風險管理目標以及進行各種對沖交易之策略作記錄。 貴集團亦於訂立對沖交易時及按持續基準，評估並記錄該用於對沖之衍生工具是否能有效抵銷對沖公平值或現金流量之變動。

(i) 公平值對沖

指定並合資格作公平值對沖之衍生工具之公平值變化，連同源自被對沖風險之被對沖資產或負債之公平值變化，於綜合損益表內確認。指定為公平值對沖，並用以對沖外匯承擔，藉以完成遊輪建造工程之衍生工具之公平值變化，遞延處理，並於支付承擔時計入船舶成本內。倘衍生工具不能有效作對沖用途，則有關損益會在綜合損益表內確認為外匯收益或虧損。

(ii) 現金流量對沖

指定並合資格成為現金流量對沖之衍生工具之公平值變化，其有效部分均在權益確認。涉及無效部分之損益即時在綜合損益表內確認。在權益中累計之金額於綜合損益表內確認為相關被對沖項目。當某項對沖工具期滿或出售時，或當對沖安排不再符合對沖會計處理法之條件時，當時依舊列作權益的任何累計損益繼續於權益列賬，在預計交易最終在綜合損益表確認時確認。當預計某項預測交易不再實行時，在權益當中呈報的累計損益須即時轉撥至綜合損益表。

(iii) 不符合對沖會計處理方法且並非指定作對沖用途之衍生工具

不符合對沖會計處理法，且並非指定作對沖用途之衍生工具之公平值變化，即時於綜合損益表確認。

5. 關鍵會計判斷及重要估計不確定因素

在應用附註第3項所述 貴集團會計政策時，管理層必須就未能從其他資料來源確定之資產及負債賬面值作出判斷、估計及假設。估計及相關假設乃按過往經驗及其他被視為有關之因素而作出。實際業績可能有別於此等估計數字。

估計及相關假設按持續基準檢討。倘修訂僅影響該期間，會計估計之修訂於修訂估計期間確認，或倘修訂影響現時及日後期間，則於修訂之期間及日後期間確認。

貿易往來及其他應收賬款減值撥備

貴集團之貿易往來及其他應收賬款減值撥備，乃依據對可收回性評估、賬齡分析及管理層之判斷而定。評估該等應收款項之最終變現能力時需作出大量判斷，包括每個賬戶之現有信貸能力及過往收賬記錄。若債務人之財務狀況惡化，導致其償付能力降低，則可能需要額外撥備。

陳舊存貨撥備

貴集團管理層於每個結算日審查賬齡分析，對陳舊及滯銷存貨提撥準備。管理層主要依據最近發票價格及現行市況估計此等製成品之可變現淨值。 貴集團於每個結算日逐類產品審閱存貨，對陳舊存貨提撥準備。

估計商譽減值

釐定商譽有無減值需要估計分配商譽之現金產生單位之使用價值。該使用價值計算需要 貴集團估計有關現金產生單位預期產生之未來現金流量及適當折現率，以計算現值。於於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日，商譽賬面值分別約為港幣2,306,000元、港幣2,306,000、港幣2,597,000及港幣2,597,000元。可收回金額計算詳情披露於附註第19項。

所得稅

貴集團須於眾多司法權區繳納所得稅。釐定全球範圍之所得稅撥備須作出重要判斷。倘最終稅務結果不同於初步記錄金額，有關差異將於作出釐定年度內之稅項賬目作出調整。

6. 營業額

	二零零四年十二月三十一日 *港幣千元*	二零零五年十二月三十一日 *港幣千元*	二零零六年十二月三十一日 *港幣千元*	二零零六年六月三十日 *港幣千元* (未經審核)	二零零七年六月三十日 *港幣千元*
銷售商品予客戶，扣除退回及折扣	576,232	642,964	717,903	283,632	422,443
保養維修服務之收入	42,386	46,806	58,991	24,579	27,640
租金收入	6,439	7,684	9,686	4,440	7,463
	625,057	697,454	786,580	312,651	457,546

7. 業務及地區分類

業務分類

貴集團主要業務如下：

汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
電器	分銷空調產品、影音設備（包括汽車音響產品）、家用電器及安裝空調產品
物業投資	投資物業及持作出售物業之租賃

有關該等業務之分類資料呈列如下：

二零零四年十二月三十一日

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額						
外部銷售收益	314,590	259,992	6,439	44,036	—	625,057
業務之間銷售收益	—	6,711	—	107	(6,818)	—
營業總額	314,590	266,703	6,439	44,143	(6,818)	625,057
業務之間銷售收益以當時市場價格入賬						
業績						
分類業績	10,338	3,441	(1,006)	(6,632)	692	6,833
未分類公司支出						(4,724)
經營盈利						2,109
財務費用						(7,902)
出售附屬公司之虧損	—	—	(1,745)	—	—	(1,745)
重組費用						(1,320)
應佔聯營公司業績	(2,260)	(17,483)	—	—	—	(19,743)
除税前虧損						(28,601)
所得税撥回						29,502
本年度盈利						901

二零零四年十二月三十一日

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表						
資產						
分類資產	95,824	92,028	209,316	2,555	—	399,723
於聯營公司之權益	4,765	75,161	—	—	—	79,926
未分類公司資產						132,012
綜合總資產						611,661
負債						
分類負債	71,980	53,889	10,455	1,387	—	137,711
未分類公司負債						209,022
綜合總負債						346,733
其他資料						
資本支出	2,804	892	—	1,188	—	4,884
折舊及攤銷	1,689	387	33	5,071	—	7,180
投資物業公平值虧損	—	—	1,594	—	—	1,594
持作出售物業減值撥回至可變現淨值	—	—	(2,207)	—	—	(2,207)

二零零五年十二月三十一日

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額						
外部銷售收益	377,845	310,148	7,684	1,777	—	697,454
業務之間銷售收益	—	918	—	30	(948)	—
營業總額	377,845	311,066	7,684	1,807	(948)	697,454
業務之間銷售收益以當時市場價格入賬						
業績						
分類業績	11,576	7,093	12,749	(1,323)	130	30,225
債務清償收益						88,178
未分類其他營業收入						487
司法索償撥備						(30,656)
未分類公司支出						(11,912)
經營盈利						76,322
財務費用						(6,685)
應佔聯營公司業績	2,716	(23,455)	—	—	—	(20,739)
除税前盈利						48,898
所得税開支						(11,502)
本年度盈利						37,396

二零零五年十二月三十一日

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表						
資產						
分類資產	126,386	77,433	227,384	8,250	—	439,453
於聯營公司之權益	7,615	52,930	—	—	—	60,545
未分類公司資產						115,608
綜合總資產						615,606
負債						
分類負債	86,711	39,293	3,884	37	—	129,925
未分類公司負債						181,160
綜合總負債						311,085
其他資料						
資本支出	16,074	598	—	2,211	—	18,883
折舊及攤銷	1,806	442	2,871	562	—	5,681
投資物業 公平值收益	—	—	(12,728)	—	—	(12,728)
持作出售物業 減值撥回至 可變現淨值	—	—	(3,330)	—	—	(3,330)

二零零六年十二月三十一日

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額						
外部銷售收益	550,632	225,379	9,686	883	–	786,580
業務之間銷售收益	–	948	–	–	(948)	–
營業總額	550,632	226,327	9,686	883	(948)	786,580
業務之間銷售收益以當時市場價格入賬						
業績						
分類業績	13,872	4,653	25,735	(3,600)	–	40,660
負商譽						8,008
未分類公司支出						(20,938)
經營盈利						27,730
財務費用						(11,381)
出售附屬公司之虧損						(15,935)
出售一間附屬公司之收益						28,624
出售一間聯營公司之虧損						(9,723)
應佔聯營公司業績	2,785	(10,562)	–	–	–	(7,777)
除税前盈利						11,538
所得税開支						(1,141)
本年度盈利						10,397

二零零六年十二月三十一日

	汽車及汽車配件 港幣千元	電器 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表						
資產						
分類資產	214,393	89,004	259,646	50,919	–	613,962
於聯營公司之權益	10,727	–	–	–	–	10,727
未分類公司資產						96,997
綜合總資產						721,686
負債						
分類負債	164,756	37,854	5,839	1,127	–	209,576
未分類公司負債						193,131
綜合總負債						402,707
其他資料						
資本支出	6,952	737	4,944	4,733	–	17,366
折舊	4,416	535	–	4,085	–	9,036
投資物業公平值收益	–	–	(25,026)	–	–	(25,026)
持作出售物業減值撥回至可變現淨值	–	–	(400)	–	–	(400)

二零零六年六月三十日(未經審核)

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額						
外部銷售收益	192,936	114,392	4,440	883	–	312,651
業務之間銷售收益	–	880	–	–	(880)	–
營業總額	192,936	115,272	4,440	883	(880)	312,651
業務之間銷售收益以當時市場價格入賬。						
業績						
分類業績	4,425	(1,013)	151	(16)	–	3,547
未分類公司支出						(9,348)
經營虧損						(5,801)
財務費用						(4,925)
應佔聯營公司業績	317	(6,093)	–	–	–	(5,776)
除税前虧損						(16,502)
所得税開支						(6)
本期間虧損						(16,508)

二零零七年六月三十日

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
營業額						
外部銷售收益	338,573	98,910	7,463	12,600	–	457,546
業務之間銷售收益	–	–	–	–	–	–
營業總額	338,573	98,910	7,463	12,600	–	457,546
業績						
分類業績	2,123	27	3,384	(5,286)	–	248
未分類公司支出						(10,294)
經營虧損						(10,046)
財務費用						(7,690)
應佔一間聯營公司業績	(609)	–	–	–	–	(609)
除税前虧損						(18,345)
所得税開支						(185)
本期間虧損						(18,530)

二零零七年六月三十日

	汽車及汽車配件 *港幣千元*	電器 *港幣千元*	物業投資 *港幣千元*	其他 *港幣千元*	抵銷 *港幣千元*	綜合賬目 *港幣千元*
綜合資產負債表						
資產						
分類資產	217,604	85,476	259,637	46,488	–	609,205
於聯營公司之權益	10,466	–	–	–	–	10,466
未分類公司資產						97,294
綜合總資產						716,965
負債						
分類負債	160,760	46,274	6,517	5,059	–	218,610
未分類公司負債						197,186
綜合總負債						415,796
其他資料						
資本支出	6,657	131	–	772	–	7,560
折舊	3,309	240	–	1,634	–	5,183
投資物業公平值收益	–	–	(508)	–	–	(508)

地區分類

貴集團之業務主要分佈於香港、新加坡、馬來西亞、中國（香港及澳門除外）及澳門。下表按市場地區分析　貴集團之營業額（不論商品／服務之原產地）：

	地區分類之營業額					對經營業績之貢獻				
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
香港	452,992	577,127	675,901	261,124	388,127	17,969	28,612	34,879	1,053	(294)
新加坡	53,160	56,027	57,222	25,802	32,564	353	51	1,811	877	777
馬來西亞	26,717	29,790	29,659	13,533	14,896	1,392	1,542	1,879	784	859
中國（香港及澳門除外）	62,069	13,987	9,359	4,445	15,369	(13,766)	(3,470)	(6,260)	(172)	(2,587)
澳門	27,871	19,966	12,567	7,747	5,862	478	845	83	108	17
其他	2,248	557	1,872	—	728	58	95	31	—	29
	625,057	697,454	786,580	312,651	457,546	6,484	27,675	32,423	2,650	(1,199)
其他營業收入						349	3,037	16,245	897	1,447
債務清償收益						—	88,178	—	—	—
司法索償撥備						—	(30,656)	—	—	—
未分類公司支出						(4,724)	(11,912)	(20,938)	(9,348)	(10,294)
經營盈利／(虧損)						2,109	76,322	27,730	(5,801)	(10,046)

按資產分佈地區分析分類資產之賬面金額及資本支出如下：

	分類資產賬面金額				資本支出			
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
香港	438,971	487,654	617,109	608,825	3,997	18,355	8,876	7,415
新加坡	20,343	22,991	24,928	27,675	767	349	17	16
馬來西亞	11,064	13,514	20,434	15,613	120	83	88	—
中國（香港及澳門除外）	141,235	91,406	59,185	64,852	—	96	8,385	129
澳門	48	41	30	—	—	—	—	—
	611,661	615,606	721,686	716,965	4,884	18,883	17,366	7,560

8. 其他營業收入

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
佣金收入	349	1,050	2,364	897	1,447
一項終止協議之賠償	—	1,500	—	—	—
出售一項產品分銷權所得收益	—	—	5,873	—	—
負商譽	—	—	8,008	—	—
撥回應付一間關聯公司非流動免息款項之應計利息支出	—	487	—	—	—
	349	3,037	16,245	897	1,447

9. 經營盈利／(虧損)

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
經營盈利／(虧損)已扣除:					
核數師酬金	662	730	3,012	330	305
確認為開支之存貨成本(包括存貨減值至可變現淨值) *(附註(a))*	487,512	549,330	624,947	244,173	372,325
折舊:					
自置資產	6,604	5,533	8,582	3,580	4,742
融資租賃資產	169	148	454	76	441
僱員成本,包括董事酬金	56,958	63,315	68,222	32,468	41,800
有關土地及樓宇之經營租賃租金	7,294	8,232	10,925	5,221	7,217
出售物業、廠房及設備之虧損	558	77	9	—	7
公平值虧損:					
其他以公平值計入損益之金融資產	—	81	9	—	—
衍生金融工具	—	17	57	—	124
外幣匯兑淨差額	332	696	—	—	188
股份付款支出	—	—	—	—	172
並已計入:					
衍生金融工具公平值收益	—	—	—	17	—
利息收入	48	349	348	77	544
外幣匯兑淨差額	—	—	769	124	—

附註:

(a) 截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度以及截至二零零六年六月三十日及二零零七年六月三十日止期間之存貨減值至可變現淨值分別約為港幣624,000元、港幣1,736,000元、港幣1,083,000元、港幣561,000元及港幣903,000元。

10. 財務費用

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
利息支出於：					
五年內全數償還之銀行貸款、信託收據及透支	4,064	4,914	8,036	3,367	5,953
五年後全數償還之銀行貸款	—	—	80	—	114
五年內全數償還之其他貸款	—	—	28	—	—
五年後全數償還之其他貸款	3,272	—	—	—	—
可換股貸款票據之實際利息支出(附註第29項)	—	871	2,773	1,388	1,416
應付一間關聯公司非流動免息款項之應計利息支出	—	487	—	—	—
	7,336	6,272	10,917	4,755	7,483
融資租賃費用	8	13	14	7	49
銀行費用	558	400	450	163	158
	7,902	6,685	11,381	4,925	7,690

11. 重組費用

二零零四年五月， 貴集團展開一項整體節約計劃，以減低員工成本及其他開支。根據節約計劃，已終止聘用若干員工，而有關遣散費港幣1,320,000元亦已計入截至二零零四年十二月三十一日止年度之重組費用。

12. 所得稅

香港利得稅乃根據截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度以及截至二零零六年六月三十日及二零零七年六月三十日止期間於香港產生之估計應課稅盈利以17.5%計算。

海外稅項乃根據各自司法權區之現行稅率計算。

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
本年度稅項:					
香港利得稅	243	138	76	—	366
海外所得稅	170	306	217	6	13
	413	444	293	6	379
遞延稅項:					
本年度 *(附註第34項)*	(29,915)	11,058	848	—	(194)
貴公司及其附屬公司應佔所得稅(撥回)/開支	(29,502)	11,502	1,141	6	185

本年度/期間稅項(撥回)/開支可與除稅前(虧損)/盈利對賬如下:

	二零零四年十二月三十一日 港幣千元	%	二零零五年十二月三十一日 港幣千元	%	二零零六年十二月三十一日 港幣千元	%	二零零六年六月三十日 港幣千元 (未經審核)	%	二零零七年六月三十日 港幣千元	%
除稅前(虧損)/盈利	(28,501)		48,898		11,538		(16,502)		(18,345)	
按香港利得稅稅率17.5%計算之稅項	(5,005)	(17.5)	8,557	17.5	2,019	17.5	(2,888)	(17.5)	(3,210)	(17.5)
應佔聯營公司業績之稅務影響	3,455	12.1	3,629	7.4	—	—	1,011	6.1	107	0.6
就稅務目的不可扣減開支之稅務影響	13,599	47.5	18,691	38.2	9,100	78.9	10,666	64.6	4,893	26.7
就稅務目的無需課稅之稅務影響	(19,210)	(67.2)	(14,813)	(30.3)	(10,148)	(87.9)	(12,187)	(73.9)	(2,248)	(12.3)
未確認遞延稅項資產之稅務影響	1	0.0	-	-	-	-	-	-	-	-
動用先前未予確認之遞延稅項資產	(4,745)	(16.6)	(6,136)	(12.5)	(2,100)	(18.2)	-	-	-	-
未予確認稅項虧損之稅務影響	3,944	13.8	1,788	3.7	2,820	24.4	3,498	21.2	594	3.2
確認為遞延稅項資產之稅款虧損之稅務影響	(21,300)	(74.5)	-	-	-	-	-	-	-	-
於其他司法權區經營之附屬公司及聯營公司不同稅率之影響	(60)	(0.2)	58	0.1	(550)	(4.8)	(94)	(0.5)	49	0.3
其他	(181)	(0.6)	(272)	(0.6)	—	—	-	-	-	-
本年度/期間稅項(撥回)/開支及有效稅率	(29,502)	(103.2)	11,502	23.5	1,141	9.9	6	-	185	1.0

應佔聯營公司之應佔稅項截至二零零五年十二月三十一日及二零零六年十二月三十一日止年度分別約為港幣88,000元及港幣1,638,000元,已計入綜合損益表內之「應佔聯營公司業績」。截至二零零四年十二月三十一日止年度以及截至二零零六年六月三十日及二零零七年六月三十日止期間,並無應佔聯營公司之應佔稅項。

13. 每股盈利／(虧損)

截至二零零四年、二零零五年及二零零六年十二月三十一日止年度以及截至二零零六年及二零零七年六月三十日止期間，每股基本盈利／(虧損)之計算方法，乃根據　貴公司權益持有人應佔盈利／(虧損)及年內／期內已發行普通股之加權平均數計算。

	二零零四年十二月三十一日 *港幣千元*	二零零五年十二月三十一日 *港幣千元*	二零零六年十二月三十一日 *港幣千元*	二零零六年六月三十日 *港幣千元* (未經審核)	二零零七年六月三十日 *港幣千元*
貴公司權益持有人應佔盈利／(虧損)	1,722	35,461	7,114	(16,685)	(20,565)
已發行普通股之加權平均數	221,615,433	221,615,433	221,615,433	221,615,433	221,617,643

截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度，由於　貴公司之未行使認股權及可換股貸款票據之行使價高於該等年度之股份平均市價，故並無每股攤薄盈利。

由於　貴公司之未行使認股權及可換股貸款票據之假定行使及兌換將對每股虧損帶來反攤薄效應，故並無呈列截至二零零六年六月三十日及二零零七年六月三十日止兩段期間之每股攤薄虧損。

14. 董事及僱員酬金

(a) 董事酬金

二零零四年十二月三十一日

已付或應付給九名董事每人之酬金如下：

		其他酬金			
	袍金 *港幣千元*	薪金及其他福利 *港幣千元*	與業務表現相關之獎金 *港幣千元*	退休福利計劃之供款 *港幣千元*	酬金總額 *港幣千元*
執行董事					
李永森	—	—	—	—	—
李文輝	—	2,412	602	12	3,026
李文彬	—	—	—	—	—
孫志冲	—	860	55	12	927
汪滌東（於二零零四年六月二十八日獲委任）	—	305	—	6	311
	—	3,577	657	30	4,264
非執行董事					
余金霞	20	—	—	—	20
獨立非執行董事					
李卓民	50	—	—	—	50
陳文生	50	—	—	—	50
陳德興（於二零零四年九月一日獲委任）	27	—	—	—	27
	127	—	—	—	127
二零零四年十二月三十一日總額	147	3,577	657	30	4,411

二零零五年十二月三十一日

已付或應付給十名董事每人之酬金如下：

	袍金 *港幣千元*	其他酬金 薪金及 其他福利 *港幣千元*	其他酬金 與業務表現 相關之獎金 *港幣千元*	其他酬金 退休福利 計劃之供款 *港幣千元*	酬金總額 *港幣千元*
執行董事					
李永森	—	—	320	—	320
李文輝	—	2,380	3,655	12	6,047
李文彬	—	—	230	4	234
孫志冲	—	860	449	12	1,321
汪滌東	—	812	520	12	1,344
	—	4,052	5,174	40	9,266
非執行董事					
余金霞	30	—	10	—	40
獨立非執行董事					
李卓民	80	—	—	—	80
陳文生	80	—	—	—	80
張應坤(於二零零五年十一月三日獲委任)	13	—	—	—	13
陳德興(於二零零五年十一月三日辭任)	67	—	—	—	67
	240	—	—	—	240
二零零五年十二月三十一日總額	270	4,052	5,184	40	9,546

二零零六年十二月三十一日

已付或應付給十名董事每人之酬金如下：

	袍金	其他酬金：薪金及其他福利	其他酬金：與業務表現相關之獎金	其他酬金：退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森	—	1,800	—	—	1,800
李文輝	—	2,478	—	12	2,490
李文彬	—	—	—	—	—
孫志冲	—	877	—	12	889
汪滌東	—	923	—	12	935
許捷成（於二零零六年三月十六日獲委任）	—	815	—	10	825
	—	6,893	—	46	6,939
非執行董事					
余金霞	33	—	—	—	33
獨立非執行董事					
李卓民	88	—	—	—	88
陳文生	88	—	—	—	88
張應坤	88	—	—	—	88
	264	—	—	—	264
二零零六年十二月三十一日總額	297	6,893	—	46	7,236

二零零六年六月三十日(未經審核)

已付或應付給十名董事每人之酬金如下:

		其他酬金			
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森	–	900	–	–	900
李文輝	–	1,224	–	6	1,230
李文彬	–	–	–	–	–
孫志冲	–	439	–	6	445
汪滌東	–	456	–	6	462
許捷成(於二零零六年三月十六日委任)	–	300	–	5	305
	–	3,319	–	23	3,342
非執行董事					
余金鍜	15	–	–	–	15
獨立非執行董事					
李卓民	40	–	–	–	40
陳文生	40	–	–	–	40
張應坤	40	–	–	–	40
	120	–	–	–	120
二零零六年六月三十日總額	135	3,319	–	23	3,477

二零零七年六月三十日

已付或應付給十名董事每人之酬金如下：

		其他酬金			
	袍金	薪金及其他福利	與業務表現相關之獎金	退休福利計劃之供款	酬金總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
執行董事					
李永森（於二零零七年五月三十一日辭任）	—	1,800	—	—	1,800
李文輝	—	1,145	170	6	1,321
李文彬	—	—	20	1	21
孫志冲（於二零零七年四月十九日辭任）	—	280	30	4	314
汪滌東	—	468	60	6	534
許捷成	—	513	20	6	539
	—	4,206	300	23	4,529
非執行董事					
余金霞	—	—	—	—	—
獨立非執行董事					
李卓民	—	—	—	—	—
陳文生	—	—	—	—	—
張應坤	—	—	—	—	—
	—	—	—	—	—
二零零七年六月三十日總額	—	4,206	300	23	4,529

與業務表現相關之獎金乃依據　貴集團之營業額或除稅後盈利之若干百分比釐定。

並無任何董事於年內／期內放棄或同意放棄任何酬金。

(b) 僱員酬金

屬五位最高薪人士的董事人數如下：

	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零六年六月三十日（未經審核）	二零零七年六月三十日
董事人數	2	3	2	2	2

酬金細節已於上文附註第14(a)項內披露。

餘下最高薪人士之酬金如下：

	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零六年六月三十日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*（未經審核）	*港幣千元*
薪金及其他福利	2,735	1,861	4,979	2,047	2,208
與表現相關之獎金	730	1,933	—	810	1,722
退休福利計劃之供款	36	16	23	5	14
	3,501	3,810	5,002	2,862	3,944

最高薪人士之酬金範圍如下：

	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零六年六月三十日（未經審核）	二零零七年六月三十日
港幣零元至港幣1,000,000元	1	1	—	2	2
港幣1,000,001元至港幣1,500,000元	1	—	2	–	–
港幣1,500,001元至港幣2,000,000元	1	—	—	1	–
港幣2,000,001元至港幣2,500,000元	—	—	1	–	1
港幣2,500,001元至港幣3,000,000元	—	1	—	–	–
	3	2	3	3	3

15. 退休福利計劃

貴集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於　貴集團資產之基金持有及控制。於損益表已扣除退休福利費用，如下數額乃　貴集團按強積金條例指定比率對該基金之應付供款：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
損益表已扣除退休福利費用	1,642	1,499	1,971	934	1,234

就香港以外附屬公司，　貴集團按有關司法權區之計劃規則訂明之比率向定額供款計劃作出供款。香港以外附屬公司作出之供款詳情如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
香港以外附屬公司作出之供款	661	919	842	402	511

16. 投資物業

	在香港根據中期契約持有之投資物業 港幣千元	在香港以外地區根據中期契約持有之投資物業 港幣千元	總額 港幣千元
貴集團			
公平值			
於二零零四年一月一日	87,783	28,914	116,697
由物業、廠房及設備轉撥 *(附註第17項)*	57,202	—	57,202
於損益表確認之公平值增加／(減少)	14,496	(16,090)	(1,594)
於二零零四年十二月三十一日及二零零五年一月一日	159,481	12,824	172,305
出售	—	(9,176)	(9,176)
由物業、廠房及設備轉撥 *(附註第17項)*	30,548	—	30,548
轉撥至物業、廠房及設備 *(附註第17項)*	(5,558)	—	(5,558)
於損益表確認之公平值增加	12,728	—	12,728
於二零零五年十二月三十一日及二零零六月一月一日	197,199	3,648	200,847
添置	—	4,944	4,944
出售	—	(1,400)	(1,400)
由物業、廠房及設備轉撥 *(附註第17項)*	24,896	—	24,896
轉撥至物業、廠房及設備 *(附註第17項)*	(19,395)	—	(19,395)
於損益表確認之公平值增加	24,640	386	25,026
於二零零六年十二月三十一日及二零零七年一月一日	227,340	7,578	234,918
於損益表確認之公平值增加	—	508	508
轉撥至分類為持作出售之非流動資產 *(附註第37項)*	(227,340)	—	(227,340)
於二零零七年六月三十日	—	8,086	8,086

貴集團之投資物業於二零零四年十二月三十一日由獨立專業估值師普敦評估有限公司按公開市場及現有使用基準重估。

貴集團投資物業於二零零五年十二月三十一日由獨立專業估值師邦盟匯駿評估有限公司按公開市場及現有使用基準重估。

貴集團投資物業於二零零六年十二月三十一日由獨立專業估值師建盟評估有限公司按公開市場及現有使用基準重估。

貴集團投資物業於二零零七年六月三十日由獨立專業估值師萊斯評估有限公司按公開市場及現有使用基準重估。

貴集團已租出或空置作出租用途之投資物業均屬經營租賃，有關概要的進一步詳情載於財務資料附註第42項。

貴集團為授予 貴集團之信貸作擔保（附註第46項）抵押投資物業。已抵押投資物業之賬面金額詳情如下：

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
抵押投資物業之賬面金額	159,481	197,199	232,418	5,586

17. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
貴集團						
成本值或估值						
於二零零四年一月一日	210,486	19,667	49,771	9,078	7,677	296,679
匯兌差額	—	2	51	7	13	73
添置	—	117	227	519	1,721	2,584
轉撥至投資物業	(70,556)	—	—	—	—	(70,556)
重新歸類	—	—	263	(263)	—	—
出售	—	(116)	(9,489)	(128)	(1,090)	(10,823)
於二零零四年十二月三十一日及二零零五年一月一日	139,930	19,670	40,823	9,213	8,321	217,957
匯兌差額	—	(2)	(20)	(1)	(20)	(43)
添置	—	10,559	3,166	2,239	2,919	18,883
轉撥至投資物業	(38,965)	—	—	—	—	(38,965)
由投資物業轉撥	5,558	—	—	—	—	5,558
重新歸類	—	—	856	(856)	—	—
出售	—	(6,102)	(12,694)	(2,977)	(4,356)	(26,129)
於二零零五年十二月三十一日及二零零六年一月一日	106,523	24,125	32,131	7,618	6,864	177,261
匯兌差額	—	9	109	6	94	218
收購一家附屬公司	—	—	1,229	—	—	1,229
添置	—	3,357	1,296	69	7,700	12,422
轉撥至投資物業	(25,463)	—	—	—	—	(25,463)
由投資物業轉撥	19,395	—	—	—	—	19,395
出售一間附屬公司	—	—	(15)	(63)	—	(78)
出售	—	—	(1,929)	(9)	(63)	(2,001)
於二零零六年十二月三十一日及二零零七年一月一日	100,455	27,491	32,821	7,621	14,595	182,983
匯兌差額	—	86	50	—	26	162
添置	—	5,560	1,483	517	—	7,560
出售	—	(6)	(13)	—	(2,110)	(2,129)
轉撥至分類為持作出售之非流動資產	(100,455)	—	(830)	—	—	(101,285)
於二零零七年六月三十日	—	33,131	33,511	8,138	12,511	87,291
包括:						
按成本	—	33,131	33,511	8,138	12,511	87,291

	在香港根據中期契約持有之土地及樓宇 港幣千元	物業裝修 港幣千元	傢俬、裝置及設備 港幣千元	機器及工具 港幣千元	汽車 港幣千元	總額 港幣千元
貴集團						
累積折舊						
於二零零四年一月一日	36,992	18,591	47,467	8,286	5,324	116,660
匯兌差額	—	2	46	3	15	66
年內折舊	4,084	391	818	405	1,075	6,773
轉撥至投資物業	(13,354)	—	—	—	—	(13,354)
重新歸類	—	—	263	(263)	—	—
出售時撤銷	—	(67)	(9,175)	(114)	(360)	(9,716)
於二零零四年十二月三十一日及二零零五年一月一日	27,722	18,917	39,419	8,317	6,054	100,429
匯兌差額	—	(1)	(20)	(1)	(8)	(30)
年內折舊	2,871	866	895	373	676	5,681
轉撥至投資物業	(8,417)	—	—	—	—	(8,417)
重新歸類	—	—	724	(724)	—	—
出售時撤銷	—	(5,826)	(12,510)	(2,975)	(1,755)	(23,066)
於二零零五年十二月三十一日及二零零六年一月一日	22,176	13,956	28,508	4,990	4,967	74,597
匯兌差額	—	11	105	—	47	163
收購一間附屬公司	—	—	1,154	—	—	1,154
年內折舊	2,685	2,520	1,312	649	1,870	9,036
轉撥至投資物業	(567)	—	—	—	—	(567)
重新歸類	—	—	(82)	82	—	—
出售一間附屬公司	—	—	(12)	(17)	—	(29)
出售時撤銷	—	—	(1,778)	(9)	(63)	(1,850)
於二零零六年十二月三十一日及二零零七年一月一日	24,294	16,487	29,207	5,695	6,821	82,504
匯兌差額	—	18	32	1	13	64
期內折舊	1,115	2,125	628	346	969	5,183
出售時撤銷	—	(5)	(3)	—	(1,120)	(1,128)
轉撥至分類為持作出售之非流動資產	(25,409)	—	(830)	—	—	(26,239)
於二零零七年六月三十日	—	18,625	29,034	6,042	6,683	60,384
賬面淨值						
於二零零七年六月三十日	—	14,506	4,477	2,096	5,828	26,907
於二零零六年十二月三十一日	76,161	11,004	3,614	1,926	7,774	100,479
於二零零五年十二月三十一日	84,347	10,169	3,623	2,628	1,897	102,664
於二零零四年十二月三十一日	112,208	753	1,404	896	2,267	117,528

貴集團有關融資租賃資產之汽車賬面淨值如下：

	二零零四年十二月三十一日 港幣元	二零零五年十二月三十一日 港幣元	二零零六年十二月三十一日 港幣元	二零零七年六月三十日 港幣元
汽車融資租賃之賬面淨值	582,000	442,400	2,905,134	2,466,476

貴集團之租賃土地及樓宇已於一九九六年及二零零五年，由與 貴集團無關聯之獨立合資格專業估值師依據公開市場價值基準估值。

於一九九六年及二零零五年之估值，包括租賃土地及樓宇被停止歸類為投資物業時，該等租賃土地及樓宇之賬面值（等同其近似公平值）。假如租賃物業以其歷史成本減累積折舊、攤銷及減值虧損後入賬，則租賃物業之賬面值如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
租賃物業之賬面值	8,765	14,086	8,292	—

貴集團為授予 貴集團之信貸擔保（附註第46項）抵押土地及樓宇。已抵押土地及樓宇之賬面金額詳情如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
土地及樓宇信貸擔保抵押之賬面值	112,208	84,347	76,161	—

	物業裝修 *港幣千元*	傢俬、裝置 及設備 *港幣千元*	汽車 *港幣千元*	總額 *港幣千元*
貴公司				
成本值				
於二零零四年一月一日	6,635	21,960	2,647	31,242
添置	8	103	—	111
由一間附屬公司轉撥	—	263	—	263
出售	—	—	(650)	(650)
於二零零四年十二月三十一日 及二零零五年一月一日	6,643	22,326	1,997	30,966
添置	—	208	—	208
由一間附屬公司轉撥	—	41	—	41
出售	(399)	(6,227)	—	(6,626)
於二零零五年十二月三十一日 及二零零六年一月一日	6,244	16,348	1,997	24,589
添置	—	438	1,237	1,675
於二零零六年十二月三十一日 及二零零七年一月一日	6,244	16,786	3,234	26,264
添置	28	70	—	98
出售	—	—	(1,238)	(1,238)
於二零零七年六月三十日	6,272	16,856	1,996	25,124
累積折舊				
於二零零四年一月一日	6,604	21,600	1,851	30,055
本年度折舊	15	159	179	353
由一間附屬公司轉撥	—	263	—	263
於出售時撇銷	—	—	(173)	(173)
於二零零四年十二月三十一日 及二零零五年一月一日	6,619	22,022	1,857	30,498
年內折舊	8	150	138	296
於出售時撇銷	(399)	(6,227)	—	(6,626)
於二零零五年十二月三十一日 及二零零六年一月一日	6,228	15,945	1,995	24,168
年內折舊	7	255	248	510
於二零零六年十二月三十一日 及二零零七年一月一日	6,235	16,200	2,243	24,678
期內折舊	6	110	1	117
於出售時撇銷	—	—	(248)	(248)
於二零零七年六月三十日	6,241	16,310	1,996	24,547
賬面淨值				
於二零零七年六月三十日	31	546	—	577
於二零零六年十二月三十一日	9	586	991	1,586
於二零零五年十二月三十一日	16	403	2	421
於二零零四年十二月三十一日	24	304	140	468

18. 商譽

	總額
	港幣千元
貴集團	
成本	
於二零零四年一月一日	—
由增加於一間附屬公司之股權產生	2,713
於二零零四年十二月三十一日及二零零五年一月一日	2,713
採納香港財務報告準則第3號後撇銷累積攤銷	(407)
於二零零五年十二月三十一日及二零零六年一月一日	2,306
收購附屬公司	291
於二零零六年十二月三十一日、二零零七年一月一日及二零零七年六月三十日	2,597
攤銷	
於二零零四年一月一日	—
年內攤銷	407
於二零零四年十二月三十一日及二零零五年一月一日	407
採納香港財務報告準則第3號後撇銷累積攤銷	(407)
於二零零五年十二月三十一日、二零零六年一月一日、二零零六年十二月三十一日、二零零七年一月一日及二零零七年六月三十日	—
賬面值	
於二零零七年六月三十日	2,597
於二零零六年十二月三十一日	2,597
於二零零五年十二月三十一日	2,306
於二零零四年十二月三十一日	2,306

於截至二零零四年十二月三十一日止年度，因於一間附屬公司之股權增加產生之商譽按五年期攤銷。

商譽減值測試資料列載於附註第19項內。

19. 商譽之減值測試

如附註第7項所闡釋，　貴集團採用業務分類為其呈報之主要分類。就減值測試，具有無限使用年期之商譽（見附註第18項）已被分配至一個現金產生單位，包括歸類於「汽車及汽車配件」之附屬公司。於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日，商譽賬面值（扣除累積攤銷）分別約為港幣2,306,000元、港幣2,306,000元、港幣2,597,000元及港幣2,597,000元。

於截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度以及截至二零零六年六月三十日及二零零七年六月三十日止期間，　貴集團董事確認　貴集團含有商譽之現金產生單位並無減值。

上述現金產生該單位可收回金額乃依據使用價值計算釐定。計算採用之現金流量預測乃基於管理層批准之一項涉時五年之財務預算及10%折現率。使用價值計算之另一項關鍵假設乃預算毛利，該預算毛利乃依據該現金產生單位之過往表現及管理層對市場發展之預期而釐定。

20. 於附屬公司之投資

	貴公司			
	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
無牌價股份，成本值	303,901	303,901	308,630	300,392
減：已確認之減值虧損	(30,736)	(30,736)	(30,736)	(30,736)
	273,165	273,165	277,894	269,656

貴公司之主要附屬公司資料列載於附註第49項內。

21. 於聯營公司之權益

	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
應佔聯營公司資產淨值 *(附註d)*	79,926	60,545	10,727	10,466

附註：

(a) 於二零零五年十二月三十日， 貴公司附屬公司勵駿汽車有限公司與Ferrari S.p.A訂立股權轉讓協議，內容為有關以代價870,000美元（相當於約港幣6,800,000元）轉讓法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司（「法拉利瑪莎拉蒂」）29%的股本權益（「股權轉讓」）。於二零零七年六月三十日，股權轉讓尚未獲中國有關當局批准，因此，法拉利瑪莎拉蒂繼續以 貴集團聯營公司入賬。

(b) 於二零零六年六月三十日， 貴公司之全資附屬公司和記電業（環球）有限公司（「和記環球」）與江門市洗衣機廠及Candy Elettrodomestici S.r.1.訂立購股及認購協議，內容為由和記環球出售於中國成立之中外合資公司金羚電器有限公司（「金羚電器」）之50%股本權益，代價為約人民幣27,000,000元（相當於約港幣26,000,000元）（「代價」）。金羚電器於轉讓日期之資產淨值為約港幣87,000,000元，而出售金羚電器50%股本權益產生之虧損連同累計匯兑差額變現為約港幣9,700,000元。

(c) 於二零零六年七月十五日， 貴公司之間接全資附屬公司Corich Enterprises Inc.（「Corich」）和Herbert Adamczyk先生（「Adamczyk先生」）（同作為賣方）與China Premium Lifestyle Enterprise, Inc.（「CPMM」）（作為買方）、Fred De Luca先生（「Luca先生」）及 貴公司主要間接附屬公司勵安有限公司（「勵安」）就出售勵安合共49%之已發行股本訂立股份交換協議，代價為由CPMM發行合共972,728股每股面值0.001美元之可轉換為合共89,689,881股每股面值0.001美元之CPMM普通股之優先可換股。

(d) 貴集團聯營公司之財務資料概要如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
總資產	461,264	551,756	242,195	272,201
總負債	(295,059)	(420,513)	(206,437)	(237,314)
資產淨值	166,205	131,243	35,758	34,887
貴集團應佔聯營公司之資產淨值	79,926	60,545	10,727	10,466
營業額	472,271	828,299	439,140	314,782
年／期內(虧損)／盈利	(42,501)	(37,855)	9,284	(2,873)
貴集團應佔聯營公司年／期內業績	(19,743)	(20,739)	(7,777)	(609)

貴集團於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日之主要聯營公司資料列載於附註第50項內。

22. 存貨

	貴集團			
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
製成品	72,558	70,400	137,923	176,568
零件	12,465	10,757	12,554	16,347
	85,023	81,157	150,477	192,915

貴集團之製成品已用作銀行貸款之抵押(附註第46項)。已抵押製成品之金額如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
已抵押製成品	—	2,930	24,299	53,386

23. 貿易往來及其他應收賬款

貴集團給予客戶平均七至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	貴集團			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
三十天以內	32,017	52,173	94,807	53,881
三十一天至六十天	10,614	11,175	14,405	15,285
六十一天至九十天	2,402	4,378	3,999	4,024
九十一天至一年	8,886	2,084	3,678	7,083
一年以上	8,346	6,393	5,676	5,018
貿易往來應收賬款總額	62,265	76,203	122,565	85,291
減：貿易往來應收賬款減值撥備	(9,585)	(6,548)	(5,731)	(4,389)
貿易往來應收賬款減撥備總額	52,680	69,655	116,834	80,902
訂金、預付款項及其他應收賬款	20,907	34,287	32,606	32,490
	73,587	103,942	149,440	113,392

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日， 貴集團貿易往來及其他應收賬款之公平值與相應賬面值大致相等。

就貿易往來應收賬款，並無重大集中信貸風險，因為 貴集團客戶數量眾多，分散於國際市場。

24. 應收／應付聯營公司／附屬公司款項

該等款額為無抵押、免息及無固定還款期。 貴公司董事認為，於各結算日之應收／應付聯營公司或附屬公司款項與其公平值相若。

25. 可供出售之金融資產

	貴集團			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一月一日	702	702	527	527
可供出售之金融資產公平值虧損	—	(175)	—	—
於十二月三十一日／六月三十日	702	527	527	527

於十二月三十一日／六月三十日之可供出售之金融資產包括：

無牌價證券：				
無利息及到期日之債券	702	527	527	527

可供出售之金融資產之公平值乃依據可觀察之市場價格或息率確定。可供出售之金融資產之公平值虧損，乃為截至二零零五年十二月三十一日止年度之減值虧損。董事認為，依據可觀察市場價格或息率估計之公平值（且已列入綜合資產負債表），及公平值之相關盈利／（虧損）（已列入綜合損益表）乃為合理，且於結算日為最恰當之價值。

26. 其他以公平值計入損益的金融資產

	貴集團			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一月一日	101	101	20	11
添置	—	—	—	71
其他以公平值計入損益的金融資產之公平值（虧損）／收益	—	(81)	(9)	5
於十二月三十一日／六月三十日	101	20	11	87
已上市證券：				
於香港上市之股本證券	100	19	11	87
於其他地區上市之股本證券	1	1	—	—
	101	20	11	87

	貴公司			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一月一日	36	36	20	11
其他以公平值計入損益的金融資產之公平值虧損	—	(16)	(9)	—
於十二月三十一日／六月三十日	36	20	11	11
已上市證券：				
於香港上市之股本證券	35	19	11	11
於其他地區上市之股本證券	1	1	—	—
	36	20	11	11

上述金融資產之賬面值歸類為持作買賣。

27. 貿易往來及其他應付賬款

於結算日，貿易往來應付賬款之賬齡分析如下：

	貴集團			
	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
三十天以內	5,070	5,598	7,518	27,451
三十一天至六十天	2,191	2,924	3,314	4,983
六十一天至九十天	3,337	4,404	4,832	2,619
九十一天至一年	988	719	3,312	177
一年以上	1,329	536	543	488
貿易往來應付賬款總額	12,915	14,181	19,519	35,718
衍生金融工具	–	3,927	57	234
客戶訂金、應付費用及其他應付賬款	94,853	100,724	143,991	143,585
	107,768	118,832	163,567	179,537

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日， 貴集團貿易往來及其他應付賬款之公平值與其對應賬面值大致相等。

28. 司法索償撥備

於二零零五年十二月三十一日， 貴集團就於該結算日於中國一間附屬公司東莞長興製冷設備有限公司（以下稱為「東莞長興」）之法律訴訟已作出約港幣30,656,000元之司法索償撥備。

於二零零六年十一月十四日， 貴公司宣佈 貴公司全資附屬公司Wo Kee Hong (B.V.I.) Limited（「WKH BVI」）（作為賣方）與Surestatus Group Limited（「Surestatus」）（於英屬處女群島註冊成立由 貴公司執行主席兼行政總裁李文輝先生全資擁有，作為買方）訂立協議，據此WKH BVI同意出售而Surestatus 同意購買 貴公司全資附屬公司Che Chuen Development Limited（「Che Chuen」）全部已發行股本，代價為港幣1.00元。該公司之主要資產為於東莞長興註冊資本之92%間接權益。於完成出售在Che Chuen全部權益後，貴集團將其於東莞長興之92%間接權益連同約港幣30,656,000 元之司法索償撥備轉讓予Surestatus。進一步詳情載於 貴公司日期為二零零六年十二月四日之通函。

29. 可換股貸款票據

貴公司於二零零五年八月十八日向錦興集團有限公司（「錦興」）發行本金額港幣30,000,000元之7.25%可換股貸款票據。該可換股貸款票據以港幣為計值，賦予持有人權利可於發行可換股貸款票據日期至二零零八年九月五日之償還日期間任何時間以每份可換股貸款票據港幣1.00 元之換股價兌換 貴公司普通股。倘可換股貸款票據未有兌換，將於二零零八年九月五日按面值贖回。將每半年支付7.25%之利息直至償還日期。有關詳情載於 貴公司日期為二零零五年八月十八日之公佈。

可換股貸款票據分負債及權益兩個組成部分。於初步確認後，可換股貸款票據分為債務及權益部分。權益部分列於「可換股貸款票據權益部分」之權益一欄。負債部分之實際利率為10%。

可換股貸款票據負債部分於年／期內之變動呈列如下：

	貴集團及貴公司			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
可換股貸款票據面值	–	30,000	30,000	30,000
交易成本	–	(1,735)	(1,735)	(1,735)
權益部分	–	(185)	(185)	(185)
於二零零五年八月十八日初步確認之負債部分	–	28,080	28,080	28,080
已扣除之利息	–	871	3,644	5,060
已付利息	–	–	(2,175)	(3,247)
於十二月三十一日／六月三十日之負債部分	–	28,951	29,549	29,893

可換股貸款票據負債部分於二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日之公平值（以結算日一項等同非可換股貸款按現行市場利率貼現預計未來現金流量之現值而確定）與相應賬面值相若。

30. 應付關聯公司款項

	貴集團			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	9,726	4,100	6,914	4,912
一年後但兩年內償還之金額	–	5,352	–	–
	9,726	9,452	6,914	4,912

	貴公司			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
一年內償還之金額	2,177	877	553	560
一年後但兩年內償還之金額	–	1,162	–	–
	2,177	2,039	553	560

歸入流動負債之金額乃無抵押、免息及無固定還款期。關聯公司由　貴公司若干董事控制。於結算日，應付關聯公司款項之公平值接近其對應賬面值。

於二零零五年十二月三十一日，計入流動負債之關聯公司所獲貸款之公平值為港幣5,352,000元，乃依據以結算日通行市場利率折現之估計未來現金流出量所得現值釐定。應付關聯公司款額之實際利率為10%。此關聯公司由　貴公司若干董事控制。

31. 融資租賃債務

	最低租賃付款			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
貴集團				
根據融資租賃應付數額：				
於一年內	99	95	1,486	1,486
第二年至第五年	372	340	1,217	477
五年以上	100	29	–	–
	571	464	2,703	1,963
減：未來融資費用	(79)	(63)	(195)	(146)
租賃債務現值	492	401	2,508	1,817

	最低租賃付款現值			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
貴集團				
根據融資租賃應付數額：				
於一年內	84	82	1,387	1,388
第二年至第五年	321	294	1,121	429
五年以上	87	25	–	–
租賃債務現值	492	401	2,508	1,817
分析如下：				
列於流動負債項下				
一年內到期之數額	84	82	1,387	1,388
一年後到期之數額	408	319	1,121	429
	492	401	2,508	1,817

於截至二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日止年度以及二零零七年六月三十日止期間，平均實際借貸利率為年利率約3厘、4厘、4厘及4厘，利率在合約日期釐定。所有租貸以定期還款為基準及並無就或然租金付款作出安排。 貴集團之融資租賃債務由出租人對租賃資產之押記作抵押。融資租賃債務之賬面值與其公平值大致相等。

32. 貸款

	貴集團			
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
銀行透支	2,257	5,406	18,921	24,603
銀行貸款	31,865	77,654	115,053	117,434
	34,122	83,060	133,974	142,037
有抵押 *(附註第46項)*	25,318	75,751	123,869	132,211
無抵押	8,804	7,309	10,105	9,826
	34,122	83,060	133,974	142,037
一名供應商之有抵押貸款 *(見下文)*	130,322	–	–	–
	164,444	83,060	133,974	142,037
上述貸款屆滿期如下：				
一年內	32,820	69,333	122,671	133,916
一年以上，但不超過兩年	477	6,134	7,812	4,725
兩年以上，但不超過五年	825	7,593	606	623
五年以上	130,322	–	2,885	2,773
	164,444	83,060	133,974	142,037
減：一年內到期應付款項（列於流動負債項下）	(32,820)	(69,333)	(122,671)	(133,916)
一年後到期應付款項	131,624	13,727	11,303	8,121

於二零零四年十二月三十一日，由一間供應商即三菱重工業株式會社（「三菱重工」）提供之貸款由　貴集團之投資物業抵押，年息為2.5%，由二零一二年六月三十日起分十期每半年償還。

於二零零五年二月二十四日，就按二零零二年六月二十八日達成之貸款協議　貴集團欠三菱重工之到期債務，　貴集團與三菱重工達成債務清償協議。依據該債務清償協議，按本金加截至二零零四年十二月三十一日止之應計利息共約港幣135,000,000元，以約港幣46,800,000元結清，產生約港幣88,200,000元收益。該項清償乃以　貴集團一項新借長期銀行貸款及　貴集團內部資源作出。進一步詳情刊載於　貴公司日期為二零零五年二月二十四日之公佈。

貴集團貸款之實際利率範圍(亦等於合約規定利率)如下:

	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
實際利率:				
定息貸款	2.5%	–	–	–
浮息貸款	3.15%至8%	3.15%至10%	4.85%至9.25%	5.24%至9.25%

並非以相關集團公司功能貨幣計值之貴集團貸款呈列如下:

	歐元 千元	馬幣 千元	新加坡元 千元	日圓 千元	美元 千元
於二零零四年十二月三十一日	–	3,845	742	3,364	17,692
於二零零五年十二月三十一日	–	3,156	482	10,850	2,682
於二零零六年十二月三十一日	–	1,982	1,516	–	1,575
於二零零七年六月三十日	191	4,989	5,157	–	6,141

於截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度以及截至二零零七年六月三十日止期間,貴集團分別獲得金額約港幣216,951,000元、312,447,000元、349,897,000元及233,216,000元之新批貸款。該項貸款以市場利率計息。所得款項用作營運資金之融資。

貴集團貸款於每個結算日之公平值與相應賬面值相若。

33. 少數股東貸款

於二零零四年十二月三十一日,該貸款為無抵押、免息及並無固定還款期,少數股東已同意自結算日起計十二個月內不會要求償還該貸款,因此該數額已分類為非流動負債。該項金額已於截至二零零五年十二月三十一日止年度悉數償還。

34. 遞延稅項(資產)/負債

	加速稅項折舊 *港幣千元*	稅項虧損 *港幣千元*	總計 *港幣千元*
於二零零四年一月一日	33,709	–	33,709
計入年內損益表	(8,615)	(21,300)	(29,915)
於二零零四年十二月三十一日及二零零五年一月一日	25,094	(21,300)	3,794
於年內損益表(計入)/扣除	(3,942)	15,000	11,058
於二零零五年十二月三十一日及二零零六年一月一日	21,152	(6,300)	14,852
於年內損益表(計入)/扣除	(1,237)	2,085	848
於二零零六年十二月三十一日及二零零七年一月一日	19,915	(4,215)	15,700
計入期內損益表	(195)	–	(195)
轉撥至直接與分類為持作出售之非流動資產有關之負債	(19,714)	–	(19,714)
於二零零七年六月三十日	6	(4,215)	(4,209)

以下為財務報告目的之遞延税項結餘分析：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
遞延税項負債	25,094	21,152	19,915	6
遞延税項資產	(21,300)	(6,300)	(4,215)	(4,215)
	3,794	14,852	15,700	(4,209)

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日， 貴集團可供抵銷日後盈利之未動用税項虧損約港幣1,010,766,000元、港幣991,418,000元、港幣1,007,532,000元及港幣1,010,926,000元。 貴集團已就該等虧損確認約港幣121,714,000元、港幣36,00(,000元、港幣24,086,000元及港幣24,086,000元之遞延税項資產。由於未能估計日後盈利流量，故並無就其餘約港幣889,052,000元、港幣955,418,000元、港幣983,446,000元及港幣986,840,000元確認遞延税項資產。税項虧損可結轉五年或無限期結轉。

35. 股本

	股份數目	面值 港幣千元
法定股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日、二零零五年十二月三十一日及二零零六年一月一日每股面值港幣0.10元	3,500,000,000	350,000
股份合併之影響（*附註(a)*）	(3,150,000,000)	–
於二零零六年十二月三十一日、二零零七年一月一日及二零零七年六月三十日 — 每股面值港幣1.00元	350,000,000	350,000
已發行及繳足股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日、二零零五年十二月三十一日及二零零六年一月一日每股面值港幣0.10元	2,216,154,331	221,615
股份合併之影響（*附註(a)*）	(1,994,538,898)	–
於二零零六年十二月三十一日及二零零七年一月一日 — 每股面值港幣1.00元	221,615,433	221,615
行使優先認股權（*附註(b)*）	100,000	100
於二零零七年六月三十日 — 每股面值港幣1.00元	221,715,433	221,715

附註：

(a) 根據 貴公司股東於二零零六年六月十五日舉行之股東特別大會通過之一項決議案， 貴公司於該日股本中每十股每股面值港幣0.10元之已發行及未發行普通股合併為一股每股面值港幣1.00元之股份。股份合併於二零零六年六月十五日起生效。

(b) 截至二零零七年六月三十日止期間，已行使100,000股優先認股權，並已發行100,000股每股面值港幣1.00元之普通股。認購款項港幣100,000元已計入股本。

36. 儲備

貴公司

	資本 贖回儲備 *港幣千元*	可換股貸款 票據儲備 *港幣千元*	繳入盈餘 *港幣千元*	累計虧損 *港幣千元*	合計 *港幣千元*
於二零零四年一月一日	916	–	361,491	(322,757)	39,650
年內盈利	–	–	–	3,125	3,125
於二零零四年十二月三十一日及二零零五年一月一日	916	–	361,491	(319,632)	42,775
年內虧損	–	–	–	(16,000)	(16,000)
確認可換股貸款票據之權益部分	–	185	–	–	185
於二零零五年十二月三十一日及二零零六年一月一日	916	185	361,491	(335,632)	26,960
年內虧損	–	–	–	(173,821)	(173,821)
於二零零六年十二月三十一日及二零零七年一月一日	916	185	361,491	(509,453)	(146,861)
期內虧損	–	–	–	(10,583)	(10,583)
於二零零七年六月三十日	916	185	361,491	(520,036)	(157,444)

根據百慕達一九八一年公司法(經修訂)， 貴公司可從繳入盈餘中作出分派。然而， 貴公司不得在以下情況下宣派或派付股息，或從繳入盈餘中作出分派：

(a) 現時或將於付款後無法如期償還其負債；或

(b) 其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

於二零零四年十二月三十一日，經考慮可供分派儲備結餘淨額港幣41,859,000元，包括繳入盈餘港幣361,491,000元及累計虧損港幣319,632,000元後， 貴公司有可供分派儲備。

於二零零五年十二月三十一日，經考慮可供分派儲備結餘淨額港幣25,859,000元，包括繳入盈餘港幣361,491,000元及累計虧損港幣335,632,000元後， 貴公司有可供分派儲備。

於二零零七年六月三十日及二零零六年十二月三十一日， 貴公司並無任何可供分派儲備可供分派。

37. 分類為持作出售之非流動資產

於二零零七年九月十三日，WKH BVI訂立買賣協議(「買賣協議」)，據此，WKH BVI 同意出售其於英屬處女群島註冊成立之全資附屬公司Wo Kee Hong Estates Limited(「WKH Estates」)以及其於香港註冊成立之全資附屬有限公司Ever Rising Investments Limited(「Ever Rising」)全部已發行股本。

WKH Estates 為投資控股公司，其唯一資產為其於在香港註冊成立之有限公司Stoneycroft Estates Limited(「Stoneycroft」)全部已發行股本之權益。Stoneycroft 及Ever Rising(連同WKH Estates統稱為「出售集團」)主要從事物業持有業務，Stoneycroft 及Ever Rising之主要資產包括位於香港新界葵涌青山道585-609號之和記行大廈。

以下為出售集團於二零零七年六月三十日之主要資產及負債類別，已根據香港財務報告準則第5號「持作出售之非流動資產及已終止業務」之條文在綜合資產負債表內分開呈列：

	二零零七年 六月三十日 *港幣千元*
投資物業	227,340
物業、廠房及設備	75,046
貿易往來及其他應收賬款	346
現金及現金等值項目	178
分類為持作出售之非流動資產	302,910
貿易往來及其他應付賬款	4,994
應付税項	427
應付一間關聯公司款項	632
遞延税項負債	19,714
直接與分類為 持作出售之非流動資產有關之負債	25,767

貴集團以約港幣227,340,000元及港幣75,046,000元之分類為持作出售投資物業以及土地及樓宇作為抵押，藉以取得授予　貴集團之信貸*(附註第46項)*。

38. 收購附屬公司

於二零零六年一月三十一日，　貴集團以代價約港幣935,000元收購恒標有限公司全部已發行股本。此外，於二零零六年五月三十一日，　貴集團以代價港幣200,000元進一步收購附屬公司勵安有限公司已發行股本0.03%權益。因收購而產生之商譽金額合共為港幣291,000元。

於該交易內購入之資產淨值及產生之商譽如下：

	港幣千元
購入資產淨值：	
物業、廠房及設備	88
於一間聯營公司之權益	4
遞延税項資產	5
存貨	1,944
貿易往來及其他應收賬款	6,678
現金及現金等值項目	22
貿易往來及其他應付賬款	(4,601)
應付票據	(856)
於一年內到期之借貸	(2,440)
	844
商譽	291
總代價	1,135
償付：	
現金	1,135
收購所產生現金流出淨額：	
現金代價	1,113

39. 出售附屬公司

(a) 出售附屬公司之虧損

於截至二零零四年十二月三十一日止年度，貴公司出售若干附屬公司之權益。於出售當日該等附屬公司之資產淨值詳情如下：

	港幣千元
售出資產淨值：	
持作出售物業之可變現淨值	9,448
貿易往來及其他應收賬款	59
	9,507
出售附屬公司之虧損	(1,745)
總代價	7,762
償付：	
現金	7,762
出售產生之現金流入淨額：	
現金代價	7,762

於截至二零零六年十二月三十一日止年度，貴公司出售於若干附屬公司之權益。貴公司間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元之CPMM優先可換股，可兑換合共為67,057,843股每股面值0.001美元的CPMM普通股。出售產生的虧損約港幣15,900,000元。

於出售當日該附屬公司之資產淨值詳情如下：

	港幣千元
售出資產淨值：	
物業、廠房及設備	6,555
於一間聯營公司之權益	3,048
遞延税項資產	2,457
存貨	26,204
貿易往來及其他應收賬款	25,214
現金及現金等值項目	2,264
貿易往來及其他應付賬款	(37,104)
於一年內到期之貸款	(12,703)
	15,935
出售附屬公司之虧損	(15,935)
總代價	–

於截至二零零四年十二月三十一日止年度售出之附屬公司對貴集團現金流量、營業額及經營業績並無重大影響。

(b) **出售一間附屬公司之收益**

於二零零六年十一月十四日， 貴公司宣佈WKH BVI(作為賣方)與Surestatus(作為買方)訂立協議，據此WKH BVI同意出售而Surestatus 同意購買Che Chuen全部已發行股本，代價為港幣1.00元。該出售產生之收益為約港幣28,600,000元。

於出售當日，該附屬公司之資產淨值如下：

	港幣千元
出售資產淨值：	
其他應收款項	702
司法索償撥備	(30,656)
其他應付款項	(913)
匯兌儲備變現	2,243
	(28,624)
出售一間附屬公司之收益	28,624
總代價	–
償付：	
現金	–

40. 主要非現金交易

(a) 於截至二零零四年十二月三十一日止年度， 貴集團一間附屬公司之少數股東透過抵銷 貴集團應付少數股東總額港幣2,000,000元致使該附屬公司之股東有所增加。

(b) 於截至二零零六年十二月三十一日止年度， 貴公司間接全資附屬公司Corich出售於勵安之39%權益，代價為由CPMM發行合共727,273股每股面值0.001美元CPMM優先可換股，可兌換為67,057,843股每股面值0.001美元的CPMM普通股。出售產生虧損合共港幣15,900,000元。

(c) 於截至二零零六年十二月三十一日止年度， 貴集團根據融資租賃購入約港幣2,890,000元的汽車。

41. 與關聯人士之重大交易

除財務報表其他部分披露之關聯人士結餘外， 貴集團於年內曾進行下列重要關聯人士交易：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
向一名關聯人士收取之利息收入(a)	30	–	–	–	–
付予一間關聯公司之管理費及代理費(b)	61	77	–	–	–
付予一間關聯公司(代一項樓宇管理基金收取)之管理費及代理費(b)、(c)	4,187	4,206	4,187	2,095	2,097
向一名關聯人士進一步收購一間附屬公司之權益	2,287	–	–	200	–
自一間關聯公司購入貨品(b)	–	–	50	50	–
自一名董事購入貨品(b)	–	–	–	–	1,350
售貨予一名董事(b)	900	–	–	–	–
售貨予關聯公司(b)	–	16	42	20	4,600
付予一間關聯公司顧問費(b)	20	–	–	–	–

(a) 向一位關聯人士收取之利息收入，按香港上海滙豐銀行有限公司提供之最優惠利率計息。

(b) 有關廣告贊助、空調維修服務費、已收美工人員費用、管理費和代理費、付予一間關聯公司售貨及自一間關聯公司購入貨品之交易定價，由董事按估計市場價值釐定。

(c) 該等關聯公司為 貴集團擁有之一幢樓宇擔任樓宇經理，以經營該樓宇之管理基金，並代該樓宇管理基金向 貴集團收取管理費及代理費。截至二零零七年六月三十日及二零零六年六月三十日止期間，該樓宇管理基金向關聯公司支付管理費港幣208,500元及會計服務費港幣81,000元。截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度，該樓宇管理基金支付予該關聯公司管理費港幣417,000元及會計服務費港幣162,000元。

(d) 於截至二零零六年十二月三十一日止年度， 貴公司一間全資附屬公司向Surestatus(一間由李文輝先生全資擁有之公司)出售其於Che Chuen已發行股本之全部權益。該交易按一般商業條款於 貴公司一般及日常業務中進行。詳情請參閱附註第39項。

重要管理人員之報酬

本年度內董事及其他重要管理人員之薪酬如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
袍金	147	270	297	135	–
薪金及其他福利	3,577	4,052	6,893	3,319	4,206
與業務表現相關獎金	657	5,184	–	–	300
退休福利計劃供款	30	40	46	23	23
短期僱員福利	4,411	9,546	7,236	3,477	4,529

董事及其他重要管理人員之薪酬，由薪酬委員會依據各人之表現及市場走勢釐定。

42. 經營租賃

貴集團為出租人

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
扣除支出後之物業租金收入	902	2,580	3,738	1,941	4,033

於截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度及截至二零零六年六月三十日及二零零七年六月三十日止期間，就物業租金收入產生之支出分別約港幣5,537,000元、港幣5,104,000元、港幣5,948,000元、港幣2,500,000元及港幣3,430,000元。所持物業於未來兩年有已承諾租戶。

於結算日，貴集團與租客定約之未來最低租賃付款到期情況如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
一年內	4,435	6,744	11,094	16,594
第二年至第五年(包括首尾兩年)	2,804	5,223	9,240	14,080
	7,239	11,967	20,334	30,674

貴集團為承租人

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
本年度／期間損益表已確認根據經營租賃繳付之最低付款額	7,294	8,232	10,925	5,221	7,217

於結算日，貴集團不可取消之經營租賃承擔如下：

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
一年內	5,317	8,974	12,202	9,576
第二至第五年（包括首尾兩年）	3,527	8,273	10,005	9,195
	8,844	17,247	22,207	18,771

經營租賃付款指 貴集團就若干辦公室物業之應付租金。租賃平均年期為兩年而租金則平均一年釐定一次。

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日 貴公司並無不可取消之經營租賃承擔。

43. 資本承擔

	貴集團			
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
已訂約但未撥備	–	–	2,380	–

於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日，貴公司並無任何重大資本承擔。

44. 或然負債

(a) 於結算日，貴集團及 貴公司就附屬公司獲取銀行信貸及其他信貸而未於財務報表撥備之或然負債如下：

	貴集團			
	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
就附屬公司獲取銀行信貸作出擔保	–	–	–	–
就附屬公司獲取其他信貸作出擔保	–	–	–	–
	–	–	–	–

	貴公司			
	二零零四年 十二月三十一日 *港幣千元*	二零零五年 十二月三十一日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*	二零零七年 六月三十日 *港幣千元*
就附屬公司獲取 銀行信貸作出擔保	162,954	218,207	320,540	384,544
就附屬公司獲取 其他信貸作出擔保	138,328	5,615	5,079	5,120
	301,282	223,822	325,619	389,664

(b) 於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年六月三十日，貴集團包括因一宗涉及貴公司在印度一間附屬公司之法律訴訟分別出現或然負債約港幣1,300,000元、1,300,000元、1,200,000元及1,400,000元。

(c) 根據一份於二零零六年六月三十日簽立之購股及認購協議，貴公司一間附屬公司須向買方發出一份金額為人民幣11,000,000元之銀行擔保，藉以為其於出售於江門之投資履行責任提供擔保。於二零零六年十二月三十一日及二零零七年六月三十日，有關上述協議之銀行擔保按港幣11,000,000元之金額發出。

45. 衍生金融工具

貴集團已訂立以港幣、美元、日圓、歐元及新加坡元為單位之遠期合約。外幣遠期合約之主要條款如下：

名義金額	到期日	匯率
於二零零四年十二月三十一日		
賣價港幣223,250元	二零零五年二月七日	港幣0.07144元兑1日圓
賣價港幣436,032元	二零零五年三月二十九日	港幣0.0757元兑1日圓
賣價港幣404,441元	二零零五年一月四日	港幣0.07294元兑1日圓
賣價港幣1,416,642元	二零零五年一月二十四日	港幣0.07141元兑1日圓
賣價港幣827,866元	二零零五年二月七日	港幣0.071745元兑1日圓
賣價港幣1,058,610元	二零零五年三月十四日	港幣0.07081元兑1日圓
賣價港幣46,735元	二零零五年三月十四日	港幣0.07081元兑1日圓
賣價港幣793,468元	二零零五年三月二十二日	港幣0.076295元兑1日圓
賣價港幣606,559元	二零零五年三月二十九日	港幣0.07593元兑1日圓
賣價港幣239,180元	二零零五年三月二十九日	港幣0.07593元兑1日圓
賣價港幣933,157元	二零零五年四月二十一日	港幣0.07599元兑1日圓
賣價港幣279,850元	二零零五年四月二十一日	港幣0.07584元兑1日圓

名義金額	到期日	匯率
賣價港幣216,988元	二零零五年四月二十六日	港幣0.07587元兑1日圓
賣價港幣673,803元	二零零五年五月十七日	港幣0.07605元兑1日圓
賣價港幣362,759元	二零零五年五月十七日	港幣0.07605元兑1日圓
賣價港幣1,658,826元	二零零五年五月三十日	港幣0.07506元兑1日圓
賣價港幣472,522元	二零零五年一月四日	港幣0.07292元兑1日圓
賣價港幣643,410元	二零零五年二月二十八日	港幣0.07149元兑1日圓
賣價港幣296,384元	二零零五年四月十四日	港幣0.07619元兑1日圓
賣價47,992新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價47,906新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價19,620新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價1,635新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價14,004新加坡元	二零零五年二月二十八日	1.635001新加坡元兑1美元
賣價100,945新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價43,507新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價12,099新加坡元	二零零五年二月二十八日	1.635新加坡元兑1美元
賣價51,632新加坡元	二零零五年二月二十八日	0.01578新加坡元兑1日圓
於二零零五年十二月三十一日		
賣價36,494新加坡元	二零零六年一月十八日	0.01458新加坡元兑1日圓
賣價55,419新加坡元	二零零六年一月二十四日	0.01459新加坡元兑1日圓
賣價12,982新加坡元	二零零六年二月十四日	0.01431新加坡元兑1日圓
賣價48,507新加坡元	二零零六年三月二十日	0.01428新加坡元兑1日圓
賣價215,019新加坡元	二零零六年二月二十八日	1.672新加坡元兑1美元
賣價470,873新加坡元	二零零六年二月九日	1.6635新加坡元兑1美元
於二零零六年十二月三十一日		
賣價港幣561,609元	二零零七年二月十三日	港幣0.0669元兑1日圓
賣價港幣27,995元	二零零七年一月十一日	港幣0.066535元兑1日圓
賣價港幣213,639元	二零零七年一月十一日	港幣0.0665元兑1日圓
賣價港幣58,818元	二零零七年一月十一日	港幣0.066535元兑1日圓
賣價港幣13,043元	二零零七年一月十一日	港幣0.0665元兑1日圓

名義金額	到期日	匯率
賣價港幣57,644元	二零零七年一月二十九日	港幣0.0672元兑1日圓
賣價港幣63,927元	二零零七年一月二十九日	港幣0.06715元兑1日圓
賣價港幣112,831元	二零零七年二月二十七日	港幣0.06853元兑1日圓
賣價港幣229,619元	二零零七年三月十六日	港幣0.06663元兑1日圓
賣價港幣9,510元	二零零七年三月十六日	港幣0.0666元兑1日圓
賣價港幣113,667元	二零零七年三月十六日	港幣0.06663元兑1日圓
賣價港幣36,433元	二零零七年三月二十二日	港幣0.06634元兑1日圓
賣價81,583新加坡元	二零零七年一月十九日	0.01343新加坡元兑1日圓
賣價100,662新加坡元	二零零七年一月二十三日	0.01339新加坡元兑1日圓
賣價139,205新加坡元	二零零七年二月六日	0.01332新加坡元兑1日圓
賣價163,476新加坡元	二零零七年二月二十八日	0.01349新加坡元兑1日圓
賣價124,012新加坡元	二零零七年三月十五日	0.013245新加坡元兑1日圓
賣價306,063新加坡元	二零零七年二月二十八日	1.5385新加坡元兑1美元
賣價21,714新加坡元	二零零七年二月二十八日	1.5385新加坡元兑1美元
賣價125,802新加坡元	二零零七年二月二十八日	1.5385新加坡元兑1美元
於二零零七年六月三十日		
賣價港幣919,549元	二零零七年七月十二日	港幣0.06664元兑1日圓
賣價港幣1,144,059元	二零零七年七月二十六日	港幣0.06594元兑1日圓
賣價港幣16,716元	二零零七年七月十日	港幣0.06662元兑1日圓
賣價港幣663,469元	二零零七年七月二十六日	港幣0.06594元兑1日圓
賣價港幣284,673元	二零零七年八月九日	港幣0.06542元兑1日圓
賣價港幣65,938元	二零零七年八月九日	港幣0.06542元兑1日圓
賣價港幣4,265元	二零零七年八月十六日	港幣0.06502元兑1日圓
賣價港幣172,343元	二零零七年九月十八日	港幣0.06403元兑1日圓
賣價港幣389,385元	二零零七年七月二十日	港幣10.53330元兑1歐元
賣價港幣844,345元	二零零七年七月三十日	港幣10.59670元兑1歐元
賣價港幣4,450,588元	二零零七年七月三十日	港幣10.627元兑1歐元
賣價130,856新加坡元	二零零七年七月三日	0.012875新加坡元兑1日圓
賣價102,150新加坡元	二零零七年七月十六日	0.012870新加坡元兑1日圓

名義金額	到期日	匯率
賣價21,809新加坡元	二零零七年七月三十一日	0.012652新加坡元兑1日圓
賣價101,392新加坡元	二零零七年八月二十四日	0.012667新加坡元兑1日圓
賣價196,910新加坡元	二零零七年八月二十四日	0.012490新加坡元兑1日圓
賣價590,269新加坡元	二零零七年九月十四日	0.012504新加坡元兑1日圓
賣價311,438新加坡元	二零零七年九月二十四日	0.012530新加坡元兑1日圓

上述衍生工具於每個結算日以公平值計量。其公平值乃按結算日等同衍生工具之市場報價釐定。

46. 資產抵押

	貴集團			
	二零零四年十二月三十一日	二零零五年十二月三十一日	二零零六年十二月三十一日	二零零七年六月三十日
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
分類為非流動資產之土地及樓宇	112,208	84,347	76,161	–
包括在分類為持作出售之非流動資產之土地及樓宇	–	–	–	75,046
存貨	–	2,930	24,229	53,386
分類為非流動資產之投資物業	159,481	197,199	232,418	5,586
包括在分類為持作出售之非流動資產之投資物業	–	–	–	227,340
貿易往來應收賬款	–	2,390	–	–
持作出售物業	34,000	–	23,400	23,400
銀行存款	1,214	–	8,500	9,618
一間附屬公司之全部資產	18,491	18,759	20,345	17,113

金額指 貴集團就取得銀行信貸向銀行及其他財務機構抵押之資產。已抵押資產將於相關銀行借貸償還後解除。

47. 優先認股權計劃

一九九一年計劃

貴公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括 貴公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾 貴公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之 貴公司股份總數上限25%。

參與人必須於獲授予優先認股權當日起計28日內接納優先認股權,並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及　貴公司股份面值兩者中較高之價格。

於二零零七年六月三十日，所有根據一九九一年計劃授出而尚未行使之優先認股權已全部失效。

二零零一年計劃

貴公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃（「二零零一年計劃」），主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括　貴公司及其附屬公司之執行及非執行董事，以認購　貴公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾貴公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之　貴公司股份總數上限25%。

參與人必須於獲授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及　貴公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，而所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣布修訂上市規則第十七章並於二零零一年九月一日起生效。為符合上市規則修訂及聯交所之公布內容，　貴公司於二零零二年五月三十日採納另一新優先認股權計劃（「二零零二年計劃」）及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎對　貴集團有所貢獻之參與人，同時使　貴集團可招攬及挽留能幹之員工，並吸引重要之人才為　貴集團及　貴集團持有任何股份權益之任何公司作出貢獻。二零零二年計劃將自採納日期起計第十週年屆滿。

根據二零零二年計劃，　貴公司董事會可酌情決定向與　貴公司、其附屬公司及　貴集團持有任何股份權益之任何公司有關之以下參與人士授予優先認股權，以認購　貴公司股份：

1. 合資格僱員 包括董事；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予　貴公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經　貴公司獨立非執行董事（不包括同時為承授人之任何獨立非執行董事）批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過　貴公司不時已發行股本之30%。除上述規則外，如未經　貴公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過　貴公司於當二零零二年計劃當日已發行股本之10%。

如未經　貴公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目不得超過　貴公司在任何時候之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向　貴公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過　貴公司已發行股本0.1%，及按授出當日　貴公司股份收市價計算超過港幣5,000,000元，則須經　貴公司股東事先批准。

參與人必須於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由　貴公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期　貴公司之股份收市價；於緊接授出日期前五個交易日的股份收市價平均數；或　貴公司股份面值。

截至二零零七年六月三十日止六個月，獲授出及行使的優先認股權數目分別為1,200,000和100,000。

於二零零七年六月三十日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為0股、11,861,598股及9,514,686股*（二零零六年：分別為1,142,110股、11,861,598股及8,414,686股），分別佔　貴公司當日之已發行股本之0%, 5.35%及4.29%（二零零六年：分別佔0.52%, 5.35%及3.80%）。

於二零零七年六月十一日，董事會授權根據二零零二年優先認股權計劃發行優先認股權，以認購價每股港幣1.00元（即　貴公司股份面值）認購　貴公司股本中每股面值港幣1.00元之合共1,200,000股股份，授予執行董事、非執行董事及持續僱用合約項下之僱員。

截至二零零七年六月三十日止六個月內授出之優先認股權之公平值約為港幣172,000元，已作為股份付款支銷。優先認股權乃運用柏力克•舒爾斯期權定價模式計算。於授出日期之主要假設如下：

無風險利率（%）	:	4.088
預計優先認股權年期（年）	:	0.58
預計股息率（%）	:	—
預計波幅（%）	:	83.12
於授出日期之加權平均公平值（港幣）	:	0.143

該模式所用預計年期已於適當情況下根據管理層之最佳估計，就不得轉讓、行使限制（包括可能符合優先認股權所附之市場情況）及表現考慮作出調整。預計波幅乃根據歷史股價波幅計算。

* 該9,514,686股股份包括了50,000股於截至二零零七年六月三十日止六個月已授出，且於二零零七年七月四日獲接納及尚未行使之優先認股權之股份。

下表披露 貴公司僱員(包括董事)於有關期間所持優先認股權及該等優先認股權變動之詳情:

計劃類別	授出日期	於二零零七年一月一日尚未行使	已授出優先認股權	已失效優先認股權	已行使優先認股權	於二零零七年六月三十日尚未行使	行使期	行使價
一九九一年	二零零一年一月十八日	40,901	–	40,901	–	–	二零零一年三月六日至二零零七年三月十四日	1.6610
一九九一年	二零零一年五月二十八日	629,262	–	629,262	–	–	二零零一年六月二十九日至二零零七年六月二十九日	1.6610
二零零一年	二零零一年八月十日	11,169,415	–	–	–	11,169,415	二零零一年九月十四日至二零零七年九月十八日	1.6610
二零零一年	二零零一年八月二十九日	534,868	–	–	–	534,868	二零零一年九月三十日至二零零七年九月三十日	1.6610
二零零一年	二零零一年十一月二十三日	157,315	–	–	–	157,315	二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610
二零零二年	二零零二年六月四日	5,789,206	–	–	–	5,789,206	二零零二年六月四日至二零零八年六月三日	1.0000
二零零二年	二零零二年九月二十四日	2,625,480	–	–	–	2,625,480	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
二零零二年	二零零七年六月十一日	–	1,200,000	–	100,000	1,100,000	二零零七年六月十一日至二零一三年六月十日	1.0000
總計:		20,946,447	1,200,000	670,163	100,000	21,376,284		

計劃類別	授出日期	於二零零六年一月一日尚未行使未經調整	已失效優先認股權	於二零零六年十二月三十一日尚未行使經調整#	行使期	行使價
一九九一年	一九九九年十二月二十一日	22,890,928	22,890,928	–	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	11,531,229	–	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	471,947#	–	二零零零年十一月五日至二零零六年十一月四日	2.3470#
一九九一年	二零零一年一月十八日	409,019	–	40,901	二零零一年三月六日至二零零七年三月十四日	1.6610#
一九九一年	二零零一年五月二十八日	6,292,629	–	629,262	二零零一年六月二十九日至二零零七年六月二十九日	1.6610#
二零零一年	二零零一年八月十日	111,694,164	–	11,169,415	二零零一年九月十四日至二零零七年九月十八日	1.6610#
二零零一年	二零零一年八月二十九日	5,348,712	–	534,868	二零零一年九月三十日至二零零七年九月三十日	1.6610#
二零零一年	二零零一年十一月二十三日	1,573,156	–	157,315	二零零一年十二月二十三日至二零零七年十二月二十二日	1.6610#
二零零二年	二零零二年六月四日	57,892,158	–	5,789,206	二零零二年六月四日至二零零八年六月三日	1.0000#
二零零二年	二零零二年九月二十四日	26,254,800	–	2,625,480	二零零二年九月二十四日至二零零八年九月二十三日	1.0000#
總計:		248,606,265	34,894,104	20,946,447		

經就二零零六年六月進行之股份合併作出調整。

計劃類別	授出日期	於二零零五年一月一日尚未行使	已失效優先認股權	於二零零五年十二月三十一日尚未行使	行使期	行使價
一九九一年	一九九九年十二月二十一日	22,890,928	–	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	5,663,338	314,626	5,348,712	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	64,971,362	7,079,204	57,892,158	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計:		256,000,095	7,393,830	248,606,265		

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價
一九九一年	一九九八年一月十九日	12,125,838	12,125,838	–	一九九八年二月十九日至二零零四年三月十二日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	23,133,184	242,256	22,890,928	二零零零年二月一日至二零零六年三月二十一日	0.2325
一九九一年	二零零零年二月十一日	11,531,229	–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零零年九月八日	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月十四日	0.1661
一九九一年	二零零一年五月二十八日	37,755,775	31,463,146	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	166,754,668	55,060,504	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	6,764,539	1,101,201	5,663,338	二零零一年九月三十日至二零零七年九月三十日	0.1661
二零零一年	二零零一年十一月二十三日	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
二零零二年	二零零二年六月四日	80,702,927	15,731,565	64,971,362	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	48,414,080	22,159,280	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		395,457,041	139,456,946	256,000,095		

上表所載由董事持有之優先認股權詳情如下：

計劃類別	授出日期	於二零零七年一月一日尚未行使	已授出優先認股權	已失效優先認股權	已行使優先認股權	於二零零七年六月三十日尚未行使	行使期	行使價
一九九一年	二零零一年五月二十八日	629,262	–	629,262	–	–	二零零一年六月二十九日至二零零七年六月二十八日	1.6610
二零零一年	二零零一年八月十日	11,012,100	–	–	–	11,012,100	二零零一年九月十六日至二零零七年九月十五日	1.6610
二零零一年	二零零一年八月二十九日	157,314(a)	–	–	–	157,314	二零零一年九月三十日至二零零七年九月二十九日	1.6610
二零零二年	二零零二年六月四日	755,113	–	–	–	755,113	二零零二年六月四日至二零零八年六月三日	1.0000
二零零二年	二零零二年九月二十四日	2,425,280	–	–	–	2,425,280	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
二零零二年	二零零七年六月十一日	–	850,000	–	100,000	750,000	二零零七年六月十一日至二零一三年六月十日	1.0000
總計：		14,979,069	850,000	629,262	100,000	15,099,807		

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃 貴公司之董事。

計劃類別	授出日期	於二零零六年一月一日尚未行使未經調整	已失效優先認股權	於二零零六年十二月三十一日尚未行使經調整*	行使期港幣元	行使價
一九九一年	一九九九年十二月二十一日	21,237,613(a)	21,237,613	–	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	11,012,093	–	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	40,901	二零零一年三月六日至二零零七年三月五日	1.6610*
一九九一年	二零零一年五月二十八日	6,292,629	–	629,262	二零零一年六月二十九日至二零零七年六月二十九日	1.6610*
二零零一年	二零零一年八月十日	111,694,164	–	11,169,415	二零零一年九月十四日至二零零七年九月十八日	1.6610*
二零零一年	二零零一年八月二十九日	1,573,150(a)	–	157,314	二零零一年九月三十日至二零零七年九月二十九日	1.6610*
二零零二年	二零零二年六月四日	13,843,779	–	1,384,375	二零零二年六月四日至二零零八年六月三日	1.0000*
二零零二年	二零零二年九月二十四日	26,254,800	–	2,625,480	二零零二年九月二十四日至二零零八年九月二十三日	1.0000*
總計：		192,317,247	32,249,706	16,006,747		

* 經就二零零六年六月進行之股份合併作出調整。

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃 貴公司之董事。

計劃類別	授出日期	於二零零五年一月一日及二零零五年十二月三十一日尚未行使	行使期	行使價
一九九一年	一九九九年十二月二十一日	21,237,613(a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150(a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計:		192,317,247		

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃 貴公司之董事。

計劃類別	授出日期	於二零零四年一月一日尚未行使	已失效優先認股權	於二零零四年十二月三十一日尚未行使	行使期	行使價
一九九一年	一九九八年一月十九日	9,596,253 (a)	9,596,253 (a)	–	一九九八年二月十九日至二零零四年三月二十一日	0.3655
一九九一年	一九九八年六月十日	1,573,156	1,573,156	–	一九九八年七月二十四日至二零零四年七月二十三日	0.1749
一九九一年	一九九九年十二月二十一日	21,237,613 (a)	–	21,237,613(a)	二零零零年二月六日至二零零六年二月十日	0.2325
一九九一年	二零零零年二月十一日	11,012,093	–	11,012,093	二零零零年三月十八日至二零零六年三月二十一日	0.5422
一九九一年	二零零一年一月十八日	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
一九九一年	二零零一年五月二十八日	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.1661
二零零一年	二零零一年八月十日	111,694,164	–	111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.1661
二零零一年	二零零一年八月二十九日	1,573,150 (a)	–	1,573,150(a)	二零零一年九月三十日至二零零七年九月二十九日	0.1661
二零零二年	二零零二年六月四日	13,843,779	–	13,843,779	二零零二年六月四日至二零零八年六月三日	0.1000
二零零二年	二零零二年九月二十四日	26,254,800	–	26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
總計：		203,486,656	11,169,409	192,317,247		

(a)　包括授予李文輝先生配偶之優先認股權。李文輝先生乃 貴公司之董事。

截至二零零六年十二月三十一日、二零零五年十二月三十一日及二零零四年十二月三十一日止年度，概無因僱員（包括董事）就接納所授出優先認股權收取代價。截至二零零七年六月三十日止期間，因僱員（包括董事）就接納所授出優先認股權而收取了港幣100,000元之代價。

48. 股息

截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度及截至二零零六年六月三十日及二零零七年六月三十日止期間，概無派付或擬派股息，自結算日起亦無建議派付股息。

49. 主要附屬公司

貴公司主要附屬公司之詳情如下：

附屬公司名稱	成立地點／註冊地點	貴集團應佔股本權益百分比 於十二月三十一日 二零零四年	二零零五年	二零零六年	於二零零七年六月三十日	已發行及繳足股本或註冊股本（附註(a)）	主要業務
直接附屬公司							
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	100.0	100.0	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司							
快意汽車有限公司	香港	89.9	89.9	70.5	70.5	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
愛快汽車有限公司	香港	–	–	90.0	90.0	每股面值港幣1元之股份1股	汽車分銷及服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	100.0	100.0	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd. *(附註(b))*	新加坡	100.0	100.0	100.0	100.0	每股面值1新加坡元之普通股份10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	100.0	100.0	100.0	每股面值1美元之股份100股	投資控股
大連快意汽車貿易有限公司	中國	–	–	67.0	70.5	註冊及繳足股本人民幣5,000,000元	汽車銷售及一般貿易
愛輝有限公司 *(附註(c))*	香港	100.0	100.0	–	–	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之股份2股	物業投資
駟駿汽車有限公司	香港	89.9	89.9	70.5	70.5	每股面值港幣10元之股份60,000股	投資控股

附屬公司名稱	成立地點／註冊地點	貴集團應佔股本權益百分比 於十二月三十一日 二零零四年	二零零五年	二零零六年	於二零零七年六月三十日	已發行及繳足股款股本或註冊股本（附註(a)）	主要業務
堅榮控股有限公司	香港	–	89.9	90.0	90.0	每股面值港幣1元之股份1股	買賣遊艇及配件
新華景有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之股份2股	物業控股
買家倉有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之股份2股	貿易品牌控股
買家倉（香港）有限公司	香港	100.0	100.0	100.0	–	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業（環球）有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
紀富國際有限公司	香港	–	–	100.0	100.0	每股面值港幣1元之股份1股	物業控股
Most Advance International Ltd.	英屬處女群島	100.0	100.0	100.0	100.0	每股面值1美元之股份1股	投資控股
力保派有限公司	香港	–	–	90.0	90.0	每股面值港幣1.00元之股份1股	買賣遊艇及配件
樂爵士娛樂國際有限公司（前稱福和貿易有限公司）	香港	100.0	100.0	100.0	100.0	每股面值港幣100元之無投票權遞延股份45,000股及每股面值港幣100元之普通股份2股	娛樂服務、音樂及軟件製作
Rogers International Limited	巴哈馬	100.0	100.0	100.0	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股
Stoneycroft Estates Limited	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資

附屬公司名稱	成立地點／註冊地點	貴集團應佔股本權益百分比 於十二月三十一日 二零零四年	二零零五年	二零零六年	於二零零七年六月三十日	已發行及繳足股款股本或註冊股本（附註(a)）	主要業務
勵安有限公司	香港	89.9	89.9	70.5	70.5	每股面值港幣100元之股份461,687股	投資控股
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	100.0	100.0	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn Bhd	馬來西亞	100.0	100.0	100.0	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Marketing Pte Ltd（前稱Wo Kee Hong Professional Air Conditioning Pte Ltd）	新加坡	93.5	94.8	94.8	94.8	每股面值1新加坡元之股份6,200,000股（附註(c)）	經銷空調產品
Wo Kee Hong Trading Sdn Bhd	馬來西亞	100.0	100.0	100.0	100.0	每股面值馬幣1元之普通股份5,100,000股	經銷影音設備
Wo Kee Joyful Limited	香港	100.0	100.0	100.0	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	100.0	100.0	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務

附屬公司名稱	成立地點／註冊地點	貴集團應佔股本權益百分比 於十二月三十一日 二零零四年	二零零五年	二零零六年	於六月三十日 二零零七年	已發行及繳足股款股本或註冊股本（附註(a)）	主要業務
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	100.0	–	–	註冊及繳足股款股本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	100.0	–	–	註冊及繳足股款股本人民幣500,000元	銷售及生產空調電器及電子產品及零件及提供空調設備及電器及電子用品維修保養服務
東莞市長興制冷設備有限公司（港資合營企業）	中國	92.0	92.0	–	–	註冊股本港幣30,000,000元實繳股本港幣14,800,000元	生產及銷售熱交換器

附註：

(a) 除文義另有所指，貴公司各主要附屬公司之已發行及繳足股本或註冊股本於有關期間均相同。

(b) 正進行清盤。

(c) 於截至二零零五年十二月三十一日止財政年度，該公司已發行股本由5,000,000股每股面值1新加坡元之股份增加至6,200,000股每股面值1新加坡元之股份。

附屬公司於有關期間概無發行任何債務證券。

董事認為，以上只載列對 貴集團業績或資產有影響之 貴公司附屬公司。董事認為，如載列其他附屬公司詳情，將會令篇幅過於冗長。

50. 主要聯營公司

貴集團主要聯營公司詳情如下：

聯營公司名稱	成立地點／註冊地點	貴集團應佔股本權益百分比 於十二月三十一日 二零零四年	二零零五年	二零零六年	於二零零七年六月三十日	已發行及繳足股本或註冊股本（附註(a)）	主要業務
China Premium Lifestyle Enterprise, Inc.	美國	–	–	39.8	39.8	普通股份122,672,214股及每股面值0.001美元之優先股份495,791股（附註(b)）	投資控股
法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司	中國	27.0	27.0	21.2	21.2	註冊及繳足股本3,000,000美元	進口、分銷及買賣汽車及相關配件
金羚電器有限公司	中國	50.0	50.0	–	–	註冊及繳足股本人民幣263,500,000元	製造及買賣洗衣機

附註：

(a) 除文義另有所指，貴集團各主要聯營公司之已發行及繳足股本或註冊股本於有關期間均相同。

(b) 該公司已發行及繳足股本由於截至二零零六年十二月三十一日止年度26,929,180股普通股及每股面值0.001美元之1,533,973股優先股變更為截至二零零七年六月三十日止期間122,672,214股普通股及每股面值0.001美元之495,791股優先股。

51. 結算日後事項

於二零零七年八月十三日，貴公司間接全資附屬公司National Cape Development Limited（作為買方）與楊珮、Executive Talent Limited、葉讌芳（作為賣方）、劉智遠及袁念祖（作為擔保人）訂立股份收購協議（「股份收購協議」），以收購康寧投資有限公司已發行股本之10%權益，代價為港幣36,000,000元。康寧投資有限公司擁有數碼戶外電視（香港）有限公司全部已發行股本中之權益，而數碼戶外電視（香港）有限公司連同其全資附屬公司今媒體有限公司主要從事提供戶外媒體廣告及廣播網絡之業務。收購已於二零零七年八月二十四日完成。完成後，貴公司已發行及配發合共31,266,284股新股份作為代價。收購詳情載於貴公司日期為二零零七年八月三十日之通函內。

於二零零七年九月十三日，WKH BVI訂立買賣協議，據此，WKH BVI同意出售WKH Estates及Ever Rising全部股本。有關詳情載於財務資料附註第37項以及貴公司日期為二零零七年九月十四日之公告。

WKH Estates及其附屬公司(「WKH Estates集團」)之綜合損益表、綜合資產負債表、綜合現金流量表及綜合權益變動表及Ever Rising之損益表、資產負債表、現金流量表及權益變動表根據香港財務報告準則編製載列如下：

(i) WKH Estates集團之綜合損益表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
營業額	7,252	8,367	11,470	5,191	8,438
銷售成本	–	–	–	–	–
毛利	7,252	8,367	11,470	5,191	8,438
其他營業收入	576	300	402	99	–
撇銷應收同級附屬公司款項	–	–	(9)	(9)	–
撥回回應付同級附屬公司款項	–	–	–	–	1,101
應收同級附屬公司款項撥備	–	(10,202)	–	–	–
行政費用	(11,151)	(16,366)	(9,353)	(4,367)	(4,835)
投資物業公平值收益	–	23,276	34,919	–	–
經營(虧損)／盈利	(3,323)	5,375	37,429	914	4,704
所得稅(開支)／撥回	(1,601)	15,521	(76)	–	(499)
本年度／期間(虧損)／盈利	(4,924)	20,896	37,353	914	4,205
應佔:					
貴公司權益持有人	(4,924)	20,896	37,353	914	4,205

(ii) WKH Estates集團之綜合資產負債表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
非流動資產				
投資物業	158,834	294,319	329,238	329,238
物業、廠房及設備	112,209	–	–	–
	271,043	294,319	329,238	329,238
流動資產				
貿易往來及其他應收賬款	483	468	462	345
可退回税款	182	133	57	–
應收同級附屬公司款項	56,771	22,533	29,673	34,570
現金及現金等值項目	216	245	806	178
	57,652	23,379	30,998	35,093
流動負債				
已收訂金及其他應付賬款	1,583	2,413	4,818	4,994
應付税項	–	–	–	423
應付同級附屬公司款項	368,899	351,492	353,909	353,149
應付一間關聯公司款項	9	218	581	632
	370,491	354,123	359,308	359,198
流動負債淨值	(312,839)	(330,744)	(328,310)	(324,105)
總資產減流動負債	(41,796)	(36,425)	928	5,133
非流動負債				
遞延税項負債	(25,078)	(9,553)	(9,553)	(9,553)
	(25,078)	(9,553)	(9,553)	(9,553)
負債淨值	(66,874)	(45,978)	(8,625)	(4,420)
資本及儲備				
股本	–	–	–	–
儲備	(66,874)	(45,978)	(8,625)	(4,420)
總權益	(66,874)	(45,978)	(8,625)	(4,420)

(iii) WKH Estates集團之綜合權益變動表

	股本 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零四年一月一日	–	(61,950)	(61,950)
年內虧損	–	(4,924)	(4,924)
於二零零四年十二月三十一日及二零零五年一月一日	–	(66,874)	(66,874)
年內盈利	–	20,896	20,896
於二零零五年十二月三十一日及二零零六年一月一日	–	(45,978)	(45,978)
年內盈利	–	37,353	37,353
於二零零六年十二月三十一日	–	(8,625)	(8,625)

截至二零零六年六月三十日止六個月（未經審核）

	股本 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零六年一月一日	–	(45,978)	(45,978)
期內盈利	–	914	914
於二零零六年六月三十日	–	(45,064)	(45,064)

截至二零零七年六月三十日止六個月

	股本 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零七年一月一日	–	(8,625)	(8,625)
期內盈利	–	4,205	4,205
於二零零七年六月三十日	–	(4,420)	(4,420)

(iv) WKH Estates集團之綜合現金流量表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
經營業務產生之現金流量					
經營(虧損)/盈利	(3,323)	5,375	37,429	914	4,704
經作出以下調整:					
壞賬撤銷	–	8,070	–	–	–
折舊	4,084	–	–	–	–
應收同級附屬公司款項撥備	–	10,202	–	–	–
撤銷應收同級附屬公司款項	–	–	9	9	–
撤回應付同級附屬公司款項	–	–	–	–	(1,101)
投資物業收益之公平值	–	(23,276)	(34,919)	–	–
未計營運資金變動前之經營現金流量	761	371	2,519	923	3,603
貿易往來及其他應收賬款(增加)/減少	(103)	15	6	27	117
應付同級附屬公司款項增加/(減少)	272	(1,441)	(4,732)	(1,267)	(4,556)
租賃訂金及其他應付賬款(減少)/增加	(909)	830	2,405	151	176
應付關聯公司款項增加	9	210	363	204	51
經營所得/(所用)之現金	30	(15)	561	38	(609)
(已付)/退回稅項	(436)	44	–	–	(19)
經營業務(所用)/所得之現金淨額	(406)	29	561	38	(628)
現金及現金等值項目變動淨額	(406)	29	561	38	(628)
於一月一日之現金及現金等值項目	622	216	245	245	806
於十二月三十一日/六月三十日之現金及現金等值項目	216	245	806	283	178

(v) Ever Rising 之損益表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
營業額	–	–	–	–	–
投資物業					
公平值收益	24	35	81	–	–
經營開支	(4)	(2)	–	–	–
行政開支	(81)	(81)	(81)	(39)	(39)
經營虧損	(61)	(48)	–	(39)	(39)
所得稅開支	–	–	–	–	–
本年度／期間虧損	(61)	(48)	–	(39)	(39)
應佔：					
貴公司權益持有人	(61)	(48)	–	(39)	(39)

(vi) Ever Rising 之資產負債表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零七年六月三十日 港幣千元
非流動資產				
投資物業	646	681	762	762
流動負債				
應付同級附屬公司款項	827	910	991	1,030
應付稅項	4	4	4	4
	831	914	995	1,034
負債淨額	(185)	(233)	(233)	(272)
資本及儲備				
股本	–	–	–	–
累計虧損	(185)	(233)	(233)	(272)
總權益	(185)	(233)	(233)	(272)

(vii) Ever Rising 之權益變動表

	股本 *港幣千元*	投資物業 重估儲備 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零四年一月一日	–	–	(170)	(170)
重估盈餘	–	45	–	45
年內虧損	–	–	(60)	(60)
於二零零四年十二月三十一日及二零零五年一月一日	–	45	(230)	(185)
採納香港會計準則第40號之期初調整	–	(45)	45	–
於二零零五年一月一日(重列)	–	–	(185)	(185)
年內虧損	–	–	(48)	(48)
於二零零五年十二月三十一日及二零零六年一月一日	–	–	(233)	(233)
年內盈利	–	–	–	–
於二零零六年十二月三十一日	–	–	(233)	(233)

截至二零零六年六月三十日止六個月(未經審核)

	股本 *港幣千元*	投資物業 重估儲備 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零六年一月一日	–	–	(233)	(233)
期內虧損	–	–	(39)	(39)
於二零零六年六月三十日	–	–	(272)	(272)

截至二零零七年六月三十日止六個月

	股本 *港幣千元*	投資物業 重估儲備 *港幣千元*	累計虧損 *港幣千元*	總權益 *港幣千元*
於二零零七年一月一日	–	–	(233)	(233)
期內虧損	–	–	(39)	(39)
於二零零七年六月三十日	–	–	(272)	(272)

(viii) Ever Rising 之現金流量表

	二零零四年十二月三十一日 港幣千元	二零零五年十二月三十一日 港幣千元	二零零六年十二月三十一日 港幣千元	二零零六年六月三十日 港幣千元 (未經審核)	二零零七年六月三十日 港幣千元
經營業務產生之現金流量					
經營虧損	(61)	(48)	–	(39)	(39)
經作出以下調整：					
投資物業					
公平值收益	(24)	(35)	(81)	–	–
未計營運資金變動前之經營現金流量	(85)	(83)	(81)	(39)	(39)
租賃訂金及應計款項減少	(1)	–	–	–	–
應付同級附屬公司款項增加	86	83	81	39	39
經營業務所得之現金淨額	–	–	–	–	–
於一月一日之現金及現金等值項目	–	–	–	–	–
於十二月三十一日／六月三十日之現金及現金等值項目	–	–	–	–	–

II. 結算日後財務報表

貴公司或其任何附屬公司概無就二零零六年十二月三十一日後任何期間編製任何經審核財務報表。 貴公司或其任何附屬公司概無就二零零六年十二月三十一日後任何期間宣派或派付任何股息。

此 致

香港
新界葵涌
青山道585至609號
和記行大廈
A座10樓
和記行（集團）有限公司董事會
台照

國衛會計師事務所
香港
英國特許會計師
香港執業會計師
謹啟

二零零七年十月十八日

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

香港
中環畢打街11號
置地廣場
告羅士打大廈31樓

敬啟者：

吾等就和記行（集團）有限公司（「貴公司」）有關建議出售Wo Kee Hong Estates Limited及Ever Rising Investment Limited全部已發行股本（「出售」）所刊發日期為二零零七年十月十八日之通函（「通函」）第108至116頁附錄二「餘下集團未經審核備考財務資料」所載 貴公司及其附屬公司（以下統稱「貴集團」）之未經審核備考財務資料作出報告。未經審核備考財務資料由 貴公司董事編製，僅供說明用途，旨在提供有關出售對貴集團相關財務資料所構成影響的資料。未經審核備考財務資料之編製基準載於通函附錄二第108頁。

貴公司董事及申報會計師各自之責任

貴公司董事之唯一責任為根據香港聯合交易所有限公司證券上市規則（「上市規則」）第4.29條之規定，並參考由香港會計師公會（「香港會計師公會」）頒佈之會計指引第7號「編製備考財務資料以供載入投資通函」編製未經審核備考財務資料。

吾等之責任為根據上市規則第4.29(7)條之規定就未經審核備考財務資料達致意見，並向 閣下報告吾等之意見。吾等概不就吾等先前就編撰未經審核備考財務資料所採用之任何有關財務資料提供之任何報告承擔任何責任，惟須對吾等於報告刊發日期之報告對象負上之責任除外。

意見基準

吾等根據香港會計師公會頒佈之香港投資通函呈報委聘準則第300號「投資通函內備考財務資料之會計師報告」進行委聘工作。吾等之工作主要包括將未經調整之財務資料與原有文件作比較、考慮支持進行調整之證據以及與　貴公司董事討論未經審核備考財務資料。是項委聘並不涉及獨立審查任何相關財務資料。

吾等計劃及履行工作，以取得吾等認為必要之資料及解釋，以取得足夠憑證，合理確保未經審核備考財務資料已經由　貴公司董事按所述基準妥為編製，且該等基準與　貴集團之會計政策一致，而所作調整就根據上市規則第4.29(1)條披露之未經審核備考財務資料而言屬恰當。

未經審核備考財務資料乃按照　貴公司董事之判斷及假設為基準編製，僅供説明用途，而基於其假設性質使然，並不保證或顯示日後將發生任何事件，亦未必能反映：

- 貴集團於二零零七年六月三十日或任何未來日期之財務狀況；或
- 貴集團於截至二零零七年六月三十日止六個月或任何未來期間之業績及現金流量。

意見

吾等認為：

(a) 未經審核備考財務資料已按照所述基準由　貴公司董事妥為編製；

(b) 有關基準與　貴集團之會計政策一致；及

(c) 該等調整就根據上市規則第4.29(1)條規定披露之未經審核備考財務資料而言屬適當。

此　致

香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓
和記行（集團）有限公司
董事會　台照

國衛會計師事務所
香港
英國特許會計師
香港執業會計師
謹啟

二零零七年十月十八日

未經審核備考財務資料之緒言

以下為按照下文所載附註基準編製且具說明用途之餘下集團未經審核備考綜合資產負債表、綜合損益表及綜合現金流量表，旨在闡釋出售之影響，就備考綜合資產負債表而言，猶如出售已於二零零七年六月三十日進行，及就備考綜合損益表及綜合現金流量表而言，猶如出售已於二零零七年一月一日進行。

備考財務資料乃僅供說明用途而編製，基於其假設性質使然，倘出售已分別於二零零七年六月三十日及二零零七年一月一日或任何未來日期完成，不一定能真實反映餘下集團之財務狀況及財務業績。

餘下集團之未經審核備考綜合資產負債表乃按照摘錄自通函附錄一所載本集團會計師報告之本集團於二零零七年六月三十日之經審核綜合資產負債表編製，並按照下文所述作出調整，猶如出售已於二零零七年六月三十日完成。餘下集團之未經審核備考綜合損益表及未經審核備考綜合現金流量表，乃按照摘錄自通函附錄一所載本集團會計師報告之本集團截至二零零七年六月三十日止六個月之經審核綜合損益表及現金流量表編製，並按照下文所述作出調整，猶如出售已於二零零七年一月一日完成。

A. 未經審核備考綜合資產負債表

	本集團 二零零七年 六月三十日 之未經調整 綜合資產負債表	備考調整 #1		備考餘下集團
	港幣千元	*港幣千元*	*附註*	*港幣千元*
非流動資產				
投資物業	8,086			8,086
物業、廠房及設備	26,907			26,907
商譽	2,597			2,597
於聯營公司之權益	10,466			10,466
可供出售之金融資產	527			527
遞延税項資產	4,215			4,215
	52,798			52,798
流動資產				
存貨	192,915			192,915
持作出售物業之可變現淨值	23,400			23,400
貿易往來及其他應收賬款	113,392			113,392
應收聯營公司款項	13,593			13,593
其他以公平值計入損益的金融資產	87			87
現金及現金等值項目	17,870	240,569	1(ii)	258,439
	361,257			601,826
分類為持作出售之非流動資產	302,910	(302,910)	1(i)	–
	664,167			601,826

	本集團於二零零七年六月三十日之未經調整綜合資產負債表	備考調整 #1		備考餘下集團
	港幣千元	*港幣千元*	*附註*	*港幣千元*
流動負債				
貿易往來及其他應付賬款	179,537			179,537
應付票據	31,675	(22,556)	1(iii)	9,119
應繳税項	152			152
應付關聯公司款項	4,912			4,912
一年內到期之融資租賃債務	1,388			1,388
一年內到期之貸款	133,916	(94,987)	1(iii)	38,929
	351,580			234,037
直接與分類為持作出售之非流動資產有關之負債	25,767	(25,767)	1(i)	–
	377,347			234,037
流動資產淨值	286,820			367,789
總資產減流動負債	339,618			420,587
非流動負債				
可換股貸款票據	29,893			29,893
一年後到期之融資租賃債務	429			429
一年後到期之貸款	8,121	(4,388)	1(iii)	3,733
遞延税項負債	6			6
	38,449			34,061
資產淨值	301,169			386,526

	本集團於二零零七年六月三十日之未經調整綜合資產負債表	備考調整 #1	附註	備考餘下集團
	港幣千元	*港幣千元*	*附註*	*港幣千元*
資本及儲備				
股本	221,715			221,715
儲備	62,114	85,357	1(iv)	147,471
本公司權益持有人應佔權益	283,829			369,186
少數股東權益	17,340			17,340
總權益	301,169			386,526

B. 未經審核備考綜合損益表

	本集團截至二零零七年六月三十日止六個月之未經調整綜合損益表	備考調整 #2	#3	#4	#6	備考餘下集團
	港幣千元	港幣千元 (附註2)	港幣千元 (附註3)	港幣千元 (附註4(i))	港幣千元 (附註6)	港幣千元
營業額	457,546	(8,438)	1,638			450,746
銷售成本	(372,325)					(372,325)
毛利	85,221					78,421
其他營業收入	1,447	(1,101)	1,101			1,447
分銷成本	(30,990)					(30,990)
行政費用	(66,232)	4,874	(761)		(4,385)	(66,504)
投資物業公平值收益	508					508
經營虧損	(10,046)					(17,118)
財務費用	(7,690)	5,532				(2,158)
出售附屬公司之收益	–			82,993		82,993
應佔一間聯營公司業績	(609)					(609)
除稅前(虧損)／盈利	(18,345)					63,108
所得稅(開支)／撥回	(185)	499				314
本期間(虧損)／盈利	(18,530)					63,422

C. 未經審核備考綜合現金流量表

	本集團 截至二零零七年 六月三十日 止六個月 之未經調整綜合 現金流量表	備考調整					備考 餘下集團
		#2	#3	#4	#5	#6	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
		(附註2)	*(附註3)*	*(附註4(ii))*	*(附註5)*	*(附註6)*	
經營業務							
除稅前(虧損)／溢利	(18,345)	867	1,978	82,993		(4,385)	63,108
經作出以下調整:							
應佔一間聯營公司業績	609						609
利息收入	(544)						(544)
利息支出	7,483	(5,532)					1,951
融資租賃費用	49						49
折舊	5,183	(1,115)					4,068
出售物業、廠房及設備之虧損	7						7
其他以公平值計入損益的金融資產公平值收益	(5)						(5)
投資物業公平值收益	(508)						(508)
貿易往來應收賬款之減值撥備	36						36
出售附屬公司之收益	–			(93,493)			(93,493)
股份付款開支	172						172
未計營運資金變動前之經營現金流量	(5,863)						(24,550)
存貨增加	(42,463)						(42,463)
貿易往來及其他應收賬款減少	35,607	(117)					35,490
應收聯營公司款項增加	(9,642)						(9,642)
貿易往來及其他應付賬款增加	20,998	(176)					20,822
應付票據減少	(14,309)	20,272			(42,828)		(36,865)
應付關聯公司款項減少	(1,370)	(51)					(1,421)
經營所用現金	(17,042)						(58,629)
已付香港利得稅	(20)	19					(1)
經營業務所用現金淨額	(17,062)						(58,630)

	本集團截至二零零七年六月三十日止六個月之未經調整綜合現金流量表	備考調整 #2	#3	#4	#5	#6	備考餘下集團
	港幣千元	港幣千元 (附註2)	港幣千元 (附註3)	港幣千元 (附註4(ii))	港幣千元 (附註5)	港幣千元 (附註6)	港幣千元
投資業務							
購買物業、廠房及設備	(7,560)						(7,560)
出售物業、廠房及設備所得款項	995						995
出售附屬公司所得款項	–				373,000		373,000
購買按公平值計入損益之金融資產	(71)						(71)
已收利息	427						427
投資業務(所用)／所得現金淨額	(6,209)						366,791
融資業務							
新造銀行貸款	227,273	(141,448)					85,825
償還銀行貸款	(225,148)	144,677			(79,106)		(159,577)
已付利息	(7,140)	5,532					(1,608)
償還融資租賃債務	(691)						(691)
已付融資租賃費用	(49)						(49)
融資業務所用現金淨額	(5,755)						(76,100)
現金及現金等值項目(減少)／增加淨額	(29,026)						232,061
於二零零七年一月一日之現金及現金等值項目	22,023	(806)					21,217
外幣匯率變動之影響	448						448
於二零零七年六月三十日之現金及現金等值項目	(6,555)						253,726

	本集團截至二零零七年六月三十日止六個月之未經調整綜合現金流量表	備考調整					備考餘下集團
		#2	#3	#4	#5	#6	
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
		(附註2)	*(附註3)*	*(附註4(ii))*	*(附註5)*	*(附註6)*	
現金及現金等值項目結餘分析							
即：							
現金及現金等值項目	18,048	17,085	1,978	(10,500)	232,606	(4,385)	254,832
銀行透支	(24,603)	5,037			18,460		(1,106)
	(6,555)						253,726

D. 未經審核備考財務資料附註

1. (i) 就備考調整分類為持作出售之非流動資產及與分類為持作出售之非流動資產直接有關之負債作出之備考調整反映WKH Estates集團及Ever Rising剔除綜合入賬後，於二零零七年六月三十日淨額為港幣277,143,000元之資產及負債。

   (ii) 現金及現金等值項目之備考調整反映已收現金代價淨額約港幣240,569,000元。現金代價淨額乃按出售總代價額港幣373,000,000元減出售將予產生之估計開支約港幣10,500,000元及償還由物業產權負擔作抵押之未償還銀行融資約港幣121,931,000元計算。

   (iii) 應付票據及貸款之備考調整反映償還以物業產權負擔作抵押之未償還銀行融資約港幣121,931,000元。

   (iv) 儲備之備考調整反映出售收益約港幣95,857,000元減出售將予產生之估計開支約港幣10,500,000元。出售收益乃根據出售總代價港幣373,000,000元減WKH Estate集團及Ever Rising資產淨值總額約港幣277,143,000元計算。

2. 未經審核備考綜合損益表及未經審核備考綜合現金流量表之備考調整反映剔除綜合計入WKH Estates集團及Ever Rising截至二零零七年六月三十日止六個月之業績，並假設出售已於二零零七年一月一日進行。

3. 未經審核備考綜合損益表及未經審核備考綜合現金流量表之備考調整反映撥回餘下集團、WKH Estates集團及Ever Rising截至二零零七年六月三十日止六個月撤銷之集團內交易。

4. (i) 未經審核備考綜合損益表之備考調整反映餘下集團應佔之出售收益約港幣82,993,000元，乃按出售總代價港幣373,000,000元減WKH Estates集團及Ever Rising於二零零七年一月一日應佔之資產淨值約港幣279,507,000元，以及出售將予產生之估計開支約港幣10,500,000元計算。

   (ii) 綜合現金流量表之備考調整反映淨額約港幣82,993,000元，乃按出售收益約港幣93,493,000元減出售將予產生之估計開支約港幣10,500,000元計算。

5. 備考調整反映假設出售已於二零零七年一月一日進行之已收現金代價約港幣373,000,000元及償還以物業產權負擔作抵押於二零零七年一月一日為數約港幣140,394,000元之未償還銀行融資。

6. 備考調整反映截至二零零七年六月三十日止六個月租回單位之租金開支約港幣4,385,000元。

香港中環
干諾道中130-136號
誠信大廈
6字樓603室

Raffles Appraisals Limited
萊斯評估有限公司
CORPORATE VALUATION & CONSULTANCY

檔案編號：RA/W1-02/RE/07205

敬啟者：

關於：新界葵涌青山道585-609號和記行大廈（葵涌市地段第366號）

吾等提述日期為二零零七年十月十八日就出售Wo Kee Hong Estates Limited及Ever Rising Investments Limited全部已發行股本寄交和記行（集團）有限公司股東之通函。

吾等謹此同意在通函內按照有關格式及內容引述吾等之名稱及評估以及讓吾等評估可供查閱。

此　致

新界
葵涌
青山道585-609號
和記行大廈
A座10樓
和記行（集團）有限公司
董事會董事　台照

代表
萊斯評估有限公司
袁國良
MRICS MHKIS
註冊專業測量師
高級聯席董事
謹啟

二零零七年十月十八日

香港中環
干諾道中130-136號
誠信大廈
6字樓603室
電話:(852) 2766 2286
傳真:(852) 2851 2702

Raffles Appraisals Limited
萊斯評估有限公司
CORPORATE VALUATION & CONSULTANCY

檔案編號:RA/W1-02/RE/07205
報告編號:RA-R07204

敬啟者:

關於:新界葵涌青山道585-609號和記行大廈(葵涌市地段第366號)(「該物業」)

吾等遵照和記行(集團)有限公司(以下稱「貴公司」)之指示,就該物業於二零零七年八月三十一日(「估值日」)之現況並在其現有租賃及出售活動之規限下進行估值,吾等確認曾進行視察、作出有關查詢及查察,並蒐集吾等認為必要之進一步資料,以便向閣下呈述吾等對該物業於估值日市值之意見。

吾等之估值乃就該物業市值作出之意見,所謂市值,就吾等所下定義而言,乃指「交易雙方在知情、審慎及並無威迫之情況下,經過適當推銷後,自願買方與自願賣方於估值日進行公平交易所得之物業估計金額」。

吾等之估值乃根據香港聯合交易所有限公司證券上市規則第5章及應用指引第12號以及香港測量師學會頒佈之香港測量師學會物業估值準則(二零零五年一月第一版)編製。

政府租契於一九九七年六月三十日屆滿,吾等在評估該物業時,吾等已計及聯合聲明附件三及一九八八年新界土地契約(續期)條例所載之聲明,指明大部分該等租約將延續至二零四七年六月三十日,毋須補地價,惟自延續日期起將按應課差餉租值之百分之三徵收地租。

吾等之估值乃假設業主在公開市場出售該物業,而並無自可影響該物業價值之遞延條款合約、售後租回、聯營、管理協議或任何類似安排中獲益。

根據 公司提供的資料，該物業部分已按照多份租約出租予第三方及集團旗下公司，餘下部分仍屬空置／業主佔用。於吾等進行估值時，吾等採納市場法。於評估該物業之租賃部分時，吾等採用投資法，即考慮該物業自現有租賃下所得租金收入淨額，並就租約續租之潛在收入作出調整，其後按適用資本化比率轉化為價值。

就該物業之空置／業主佔用部分而言，吾等採納直接比較法，經參考相關市場之可資比較銷售證據後，假設該部分乃按分層業權基準於現況下即時交吉交易出售的情況下，進行估值。

吾等於進行估值時，很大程度上依賴 貴公司提供之資料。吾等並無理由懷疑 貴公司向吾等提供對估值而言屬重大的資料之真實性及準確性。吾等接納 貴公司就規劃審批、法定通告、地役權、年期、租賃、該物業之識別權、佔用詳情、樓面面積及所有其他相關事宜向吾等提供之意見。有關尺寸及量度乃根據 貴公司向吾等提供之文件或其他資料列出，故僅為約數。 貴公司向吾等表示，其所提供以令吾等達致知情意見的資料並無遺漏重大事實，吾等亦無理由懷疑有任何重大資料遭隱瞞。

吾等並無進行詳盡實地量度，以核實該物業之土地或樓宇面積是否正確，惟吾等假設吾等所獲提供之面積乃正確無誤。根據吾等於香港就同類物業進行估值之經驗，吾等認為所作假設屬合理。所有文件及合約僅作參考用途，而全部尺寸、量度及面積均為約數。吾等並無進行實地量度。吾等亦假設該物業在吾等進行查察和估值日期間並無重大變動。

吾等並無獲得有關該物業之業權文件，惟已在土地註冊處進行查冊。然而，吾等並無查核文件正本以核實有關所有權，亦無查核任何修訂。所有文件僅作參考用途，所有尺寸、量度及面積均為約數。

吾等曾視察該物業之外部，亦曾在可行情況下視察其內部。然而，吾等並無進行結構測量、檢查木製或其他被遮蓋、並無突出或未能觸及之部分。因此，吾等無法呈報該物業是否確無腐朽、蟲蛀或其他結構或非結構損毀。吾等並無測試任何有關設施。吾等假設當中已設有電力、電話及食水等公用設施。

吾等並無安排進行任何調查，以確定該物業於建築時有否使用高鋁水泥、氯化鈣添加劑、粉煤炭或任何其他有害物料。因此，吾等無法呈報該物業是否並不涉及有關風險。就本估值而言，吾等假設該物業於建築時並無使用有害物料。

吾等並無進行調查，以確定該物業（或樓宇或所處發展）之機電系統於二零零零年或之後有否受到嚴重影響，故已假設該物業及有關系統並無受到影響。

吾等並無查察現有及／或計劃製造過程之任何工業安全、環保及保健相關規例。假設已根據政府法例及指引取得一切所需執照以及施行程序及措施。

此外，吾等並無進行任何實地查察以確定地面情況或於其上興建或將予興建之任何物業發展設施之適切性。吾等亦無就該物業進行考古、生態或環境調查。吾等之估值乃假設此等方面之情況令人滿意，且建築期間將不會產生額外開支或延誤。倘發現該物業或毗鄰或鄰近土地存在污染、沉降或其他潛在損害，或該物業已用作或正用作污染用途，吾等保留權利修訂吾等之估值意見。

吾等在估值中並無考慮該物業欠負之任何抵押、按揭或款項，亦無考慮出售成交時可能產生之任何開支或稅項。除另有註明者外，吾等假設該物業並無任何可影響其價值之繁重產權負擔、限制及支銷。

本報告乃為客戶就其所指之特別目的而編製之機密文件。此文件可能向其他就該目的而協助客戶之其他專業顧問披露，惟客戶不得向任何其他人士披露報告。根據吾等之準則慣例，此估值證書僅供列明之收件人使用，吾等概不就此估值證書之全部或任何部分內容向任何第三方負責。

本報告之全部或任何部分或其任何提述可能在未經吾等書面批准其方式及內容情況下轉載於任何文件、通函或聲明中。

本報告內容摘錄及翻譯自有關中文文件者，倘用語有歧義，概以原有文件為準。

除另有註明外，所有金額以港幣元列示。

吾等隨函附奉估值證書。

此　致

新界
葵涌
青山道585-609號
和記行大廈
A座10樓
和記行（集團）有限公司
董事會　台照

代表
萊斯評估有限公司
袁國良
MRICS MHKIS
註冊專業測量師
高級聯席董事
謹啟

二零零七年十月十八日

附註： 袁國良先生為特許估值測量師兼註冊產業測量師，於香港、中華人民共和國及東南亞物業估值方面積逾13年經驗。

估值證書

物業

香港新界葵涌青山道585-609號和記行大廈

葵涌市地段第366號

概況及年期

該物業是一幢建於「乙」類地盤上的17層高工業大廈，內提供19個貨車車位及50個私家車車位，註冊地盤面積約為6,800平方米（73,195.20平方呎）。該物業於一九八二年落成。

根據存放於屋宇署之記錄顯示，該物業之總建築面積約為33,141.25平方米，詳情如下：

樓層	概約建築面積（平方米）	設計用途
地下	2,436.53	工廠／裝卸
1樓	不適用	停車場
2樓	748.78	工廠／停車場
3至9樓	14,977.97	工廠
10至16樓	14,977.97	工廠
總計：	33,141.25	

該物業根據新批租約第5578號持有，租期自一八九八年七月一日始，為期99年減最後三日。

根據新界土地契約（續期）條例第6條，上述租期已續期至二零四七年六月三十日，無須補地價，惟每年應繳之地租自續期日起修訂為相當於該地段現時應課差餉租值之3%。

佔用詳情

根據　貴公司提供之資料，於二零零七年八月三十一日，該物業按不同年期出租予多名租戶，當中包括集團內公司的多份租約，而該物業中961.91平方米之面積及15個車位仍然空置，261.52平方米之面積則由業主佔用。

該物業之工廠部分（不包括出租予集團內公司之部分，惟包括免費附於多份租約上合共37個車位）於二零零七年八月之租金合共港幣1,486,500元，當中包括差餉、地租及管理費。

共有17個車位乃根據多份佔用許可證出租，每月總許可費為港幣29,420元，當中包括差餉、地租及管理費。

集團內公司承租涉及工廠總樓面面積約13,157.56平方米，於二零零七年八月份之租金總額為港幣254,930元。

最後一份租約將於二零一零年四月屆滿。

於二零零七年八月三十一日現況下之市值

港幣360,000,000元

附註：

1. 除2樓B座外，該物業之註冊業主為Stoneycroft Estates Limited，而該物業2樓B座之註冊業主則為Ever Rising Investments Limited，兩者均為　貴公司全資附屬公司。

2. 該物業已獲發滿意證及入伙紙編號NT127/82。

3. 該物業須受同樣以Sunwell Property Management Limited（作為「經理人」）之利益所訂立之公契及管理協議（連同圖則）以及補充公契及管理協議規限。

4. 根據自土地註冊處取得之土地查冊資料，除斜坡、停車場公眾範圍及樓宇公眾範圍外，該物業須受多項作為一般銀行融資抵押之若干法定抵押／按揭、租金轉讓、修訂契據及補充契據之規限。詳情如下：

   a) 該物業之車位及2樓須受全部以中信嘉華銀行有限公司為之利益所訂立、作為一般銀行融資抵押之三方協商第二法定抵押／按揭、租賃轉讓、修訂契據、第二份修訂契據、租賃轉讓補充契據、第三份修訂契據及租賃轉讓第二份補充契據之規限。

   b) 該物業之地下及12樓須受全部以中信嘉華銀行有限公司之利益所訂立，作為一般銀行融資抵押之法定抵押／按揭、租賃轉讓、修訂契據、第二份修訂契據、租賃轉讓補充契據、第三份修訂契據及第二份租賃轉讓補充契據之規限。

   c) 該物業之3樓、4樓及9樓須受全部以中信嘉華銀行有限公司之利益所訂立，作為一般銀行融資抵押之三方協商法定抵押／按揭及租賃轉讓之規限。

   d) 該物業之5樓及6樓須受全部以永亨銀行有限公司之利益所訂立，作為一般銀行融資抵押之法定抵押及第二法定抵押之規限。

   e) 該物業之7樓及8樓須受全部以星展銀行（香港）有限公司之利益所訂立之按揭及修訂契據之規限。

   f) 該物業之10樓及11樓須受全部以東亞銀行有限公司之利益所訂立，作為一般銀行融資抵押之法定抵押／按揭以及第二法定抵押／按揭之規限。

   g) 該物業之13樓、14樓、15樓及16樓須受全部以中信嘉華銀行有限公司之利益所訂立，作為一般銀行融資抵押之三方協商法定抵押／按揭、三方協商第二法定抵押／按揭、修訂契據、第二份修訂契據、租賃轉讓補充契據、第三份修訂契據及第二租賃轉讓補充契據之規限。

5. 該物業座落於日期為二零零四年七月之葵涌分區計劃大綱核准圖編號S/KC/21內「其他特定用途」註明「商貿」地帶。

A. 債務聲明

於就本債務聲明而言，於本通函付印前之最後實際可行日期二零零七年八月三十一日營業時間結束時，本集團之貸款及或然負債分別約為港幣165,398,000元及約港幣360,146,000元，詳情如下：

貸款

下表顯示本集團於二零零七年八月三十一日之銀行及其他貸款情況：

	港幣元
銀行貸款：	
— 有抵押（附註i）	125,679,000
— 無抵押	8,134,000
	133,813,000
融資租賃債務	1,585,000
未償還可換股貸款票據之本金金額	30,000,000
	165,398,000

附註：

(i) 於二零零七年八月三十一日，本集團以其若干土地及樓宇、存貨、投資物業、銀行存款、貿易往來應收賬款及一間附屬公司所有資產作為其銀行貸款港幣125,679,000元之抵押。

或然負債

(a) 於二零零七年八月三十一日，本公司已就其附屬公司獲取之銀行及其他貸款向若干銀行作出約港幣342,738,000元之公司擔保。

(b) 於二零零七年八月三十一日，本公司已就附屬公司作出其他擔保約港幣5,108,000元。

(c) 於二零零七年八月三十一日，本集團有或然負債約港幣1,300,000元，乃與本公司於印度一間附屬公司涉及之仲裁程序有關。

(d) 根據於二零零六年六月三十日訂立之股份購買及認購協議，本公司一間附屬公司須向買方作出人民幣11,000,000元之銀行擔保，以保證履行協議項

下之責任，出售於江門之投資。於二零零七年八月三十一日，與上述協議有關之銀行擔保以港幣11,000,000元作出。

免責聲明

於二零零七年八月三十一日營業時間結束時，除上文所披露者及集團內公司間負債外，本集團並無任何已發行、未償還或同意發行之貸款資本，亦無任何貸款資本、銀行透支及承兑負債或其他類似債務、債券、按揭、抵押或貸款或承兑信貸或租購承擔、資本擔保或其他重大或然負債。

B. 營運資金

於最後實際可行日期，經計及可用信貸額及本集團內部資源後，董事認為本集團具備充裕營運資金應付其自本通函日期起計十二個月內所需。

C. 重大逆轉

於最後實際可行日期，董事並不知悉自本集團最近期刊發經審核財務報表之結算日二零零六年十二月三十一日以來本集團之財政或經營狀況有任何重大逆轉。

D. 財務及經營前景

鑑於餘下集團於交易後之主要活動將仍然與本集團之主要業務相同，董事預期餘下集團業務將不會有重大變動。餘下集團主要從事空調及冷凍產品、影音器材、汽車音響及電子產品、汽車及汽車配件、遊艇以及其他電子及電器產品之進口、市場推廣及分銷以及物業投資業務。

汽車業務將大幅增長，而空調及電器業務將維持穩定及錄得盈利。現正獲取全新時尚產品將於下半年開展業務，並將努力為時尚品牌建立平台，藉此為各種產品帶來協同效益。

E. 餘下集團進一步財務資料

(i) 餘下集團之流動資金及財務資源

假設出售已於二零零七年六月三十日進行，餘下集團之股東權益，包括出售收益，將約為港幣369,186,000元。

餘下集團由其股本基礎、經營業務產生之現金流量及銀行貸款共同撥付其所需資金。一般而言，可於於正常業務中償還到期之銀行及其他負債。

於二零零七年六月三十日，餘下集團貸款總額為數港幣74,372,000元。餘下集團之長期資本負債比率維持於9.2%，乃按長期負債（不包括遞延稅項）約港幣34,055,000元及股東權益約港幣369,186,000元計算。流動比率為2.6，乃按流動資產約港幣601,826,000元及流動負債約港幣234,037,000元計算。

餘下集團於二零零七年六月三十日之現金及現金等值項目將約為港幣258,439,000元。

(ii) 餘下集團之資本結構

截至二零零七年六月三十日止六個月，除以下本公司發行新股份外，本公司或其任何附屬公司概無購買、贖回或出售本公司任何股份：

(a) 因二零零二年計劃項下授出之優先認股權獲行使而按總價格港幣100,000元發行100,000股新股份。

截至二零零七年六月三十日止六個月，根據二零零二年計劃授出之優先認股權數目為1,200,000份。

(iii) 附屬公司或聯營公司之重大收購或出售

截至二零零七年六月三十日止六個月，餘下集團並無重大收購或出售其附屬公司或聯營公司。

(iv) 員工

於二零零七年六月三十日，餘下集團（不包括聯營公司）僱員總數為388人。管理層承諾為員工提供獎勵及培訓，以確保員工穩定工作，並於市場上維持競爭能力及動力。餘下集團截至二零零七年六月三十日止期間之員工成本總額約港幣41,591,000元。

截至二零零七年六月三十日止六個月，餘下集團之薪酬政策、花紅、優先認股權計劃及培訓計劃並無任何重大變動。

(v) 外匯波動風險及任何相關對沖

餘下集團之管理慣例，為對沖外幣交易，令價格穩定，不受銀行外匯掛鈎之情況影響。因此，於截至二零零七年六月三十日止期間，本集團之外匯及相關對沖並無出現重大波動。於二零零七年六月三十日，向銀行購入之外匯遠期合約未償還總額為港幣16,300,000元。

(vi) 本集團及餘下集團之或然負債

於二零零七年六月三十日，除本通函附錄一會計師報告第I節附註44披露者外，本集團及餘下集團並無重大或然負債。

(vii) 餘下集團之重大投資

於二零零七年六月三十日，餘下集團持有可供出售金融資產及其他以公平值計入損益的分別約港幣527,000元及港幣87,000元。除上文披露者外，餘下集團於二零零七年六月三十日並無其他重大投資。

(viii)本集團及餘下集團之資產抵押

於二零零七年六月三十日，除於本通函附錄一會計師報告一節附註第46項披露者外，本集團及餘下集團並無重大資產抵押。

(ix) 重大投資或資本資產之未來計劃

直至本通函日期，餘下集團並無重大投資或資本資產之未來計劃。

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所深知及確信，本通函並無遺漏其他事實，致使當中所載任何內容帶有誤導成份。

董事於本公司股份、相關股份及證券之權益及淡倉

於最後實際可行日期，各董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於最後實際可行日期於股份之好倉：

		股份數目		
董事	**個人權益**	**家族權益**	**公司權益**	**總計**
李文輝先生	1,556,438	78,657 *（附註1）*	97,133,570 *（附註2）*	98,768,665
李文彬先生	471,900	–	98,579,289 *（附註2及3）*	99,051,189
汪滌東先生	200,000	–	–	200,000
許捷成先生	100,000	–	–	100,000
陳文生先生	271,385	–	–	271,385
李卓民先生	–	–	1,920,200 *（附註4）*	1,920,200
余金霞女士	5,209,716	–	97,133,570 *（附註2）*	102,343,286

附註：

1. 該78,657股股份由李文輝先生之配偶何秀月女士擁有。

2. 該97,133,570股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.（即The WS Lee Unit Trust之信託人）全資擁有。The WS Lee Unit Trust之99%權益由一項全權信託持有，其中李永森先生之家屬，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該98,579,289股股份當中，1,445,719股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該1,920,200股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生控制。

(b) 於最後實際可行日期於本公司股本衍生工具之相關股份之好倉：

董事	授予優先認股權日期	優先認股權涉及股份數目	行使期	每股之認購價 *港幣元*
李文輝先生	二零零二年九月二十四日	2,215,928	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	220,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	100,000 *(附註1)*	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
汪穗東先生	二零零七年九月二十五日	2,900,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
許捷成先生	二零零七年九月二十五日	700,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
李文彬先生	二零零二年六月四日	314,631	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	143,000	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	100,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	120,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440

董事	授予優先認股權日期	優先認股權涉及股份數目	行使期	每股之認購價 港幣元
李卓民先生	二零零二年六月四日	220,241	二零零二年六月四日至二零零八年六月三日	1.0000
	二零零二年九月二十四日	1,144	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	50,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
陳文生先生	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
張應坤先生	二零零七年六月十一日	50,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	170,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440
余金嫒女士	二零零二年九月二十四日	64,064 *(附註2)*	二零零二年九月二十四日至二零零八年九月二十三日	1.0000
	二零零七年六月十一日	80,000	二零零七年六月十一日至二零一三年六月十日	1.0000
	二零零七年九月二十五日	140,000	二零零七年九月二十五日至二零一三年九月二十四日	1.0440

附註：

1. 該100,000優先認股權乃授予李文輝先生之配偶何秀月女士。

2. 該64,064優先認股權乃授予余金嫒女士之配偶李永森先生。

(c) 於最後實際可行日期於相聯法團之股份之好倉：

董事	持有或擁有股份或股本權益之相聯法團	持有或擁有之股份數目或股本權益數額	股份類別及／或概況
余金霞女士	總爵士娛樂國際有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	16,090,000 *(附註1)*	無投票權遞延股
	和記電業有限公司	8,900 *(附註2)*	無投票權遞延股
	和記電器服務有限公司	1 *(附註3)*	無投票權遞延股

附註：

1. 包括由余金霞女士之配偶李永森先生持有之15,750,000股股份。

2. 包括由余金霞女士之配偶李永森先生持有之8,500股股份。

3. 由余金霞女士之配偶李永森先生持有之1股股份。

除上文披露者外，於最後實際可行日期，各董事及本公司主要行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債券中，擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352條須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(d) 董事於資產及／或安排之權益

於二零零七年一月二十六日，執行董事李文彬先生以代價港幣3,082,490元向本集團購入一部「法拉利」汽車，並以港幣1,350,000元向本集團出售其「法拉利」汽車。

除上文披露者外，自二零零六年十二月三十一日（本集團最近期刊發經審核綜合賬目之結算日）以來，各董事概無於本集團任何成員公司買賣或租賃或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

主要股東

於最後實際可行日期，據董事及本公司主要行政人員所知，除董事及本公司主要行政人員外，於股份及本公司相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值5%或以上之人士如下：

於最後實際可行日期於股份及本公司股本衍生工具之相關股份之好倉：

股東	股份數目	相關股本衍生工具的股份數目	佔最後實際可行日期已發行股份總數之概約百分比
Modern Orbit Limited	97,133,570 *(附註1)*	—	38.04%
Cyber Generation Limited	325,000 *(附註2)*	—	0.12%
Great Intelligence Holdings Limited	3,175,800 *(附註2)*	—	1.24%
Cross Profit Capital Limited	—	30,000,000 *(附註2)*	11.75%

附註：

1. 該97,133,570股股份由Cyber Tower Inc.全資擁有之Modern Orbit Limited持有。Modern Orbit Limited作為The WS Lee Unit Trust之信託人，其99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

2. 該325,000股股份由Cyber Generation Limited持有。Cyber Generation Limited為Hanny Magnetics (B.V.I.) Limited之全資附屬公司。而該30,000,000股股份指由Hanny Magnetics (B.V.I.) Limited（為錦興集團有限公司之全資附屬公司）之全資附屬公司Cross Profit Capital Limited持有之港幣30,000,000元可按港幣1.00元轉換之可換股可贖回票據全部獲轉換後發行之股份。

其威投資有限公司（即Mankar Assets Limited之全資附屬公司）擁有錦興集團有限公司全部已發行股本超過三分之一之股權。Mankar Assets Limited 為ITC Investment Holdings Limited之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

該3,175,800股股份由Great Intelligence Holdings Limited持有，該公司為ITC Management Group Limited 之全資附屬公司，而後者則為德祥企業集團有限公司之全資附屬公司。

Hanny Magnetics (B.V.I.) Limited、錦興集團有限公司、其威投資有限公司、Mankar Assets Limited、ITC Investment Holdings Limited 及德祥企業集團有限公司均被視作於Cyber Generation Limited 持有之股份中擁有權益，及於Cross Profit Capital Limited 持有可換股可贖回票據之相關股份中擁有權益。

ITC Management Group Limited 及德祥企業集團有限公司均被視作於Great Intelligence Holdings Limited 持有之股份中擁有權益。

除所披露者外，據董事及本公司主要行政人員所知，除董事及本公司主要行政人員外，概無其他人士於股份及本公司相關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有面值5%或以上並可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本。

董事於服務合約之權益

董事與本集團成員公司之間概無訂立任何任期超過一年或不可以由僱主毋須付款補償（法定補償除外）於一年內終止之服務合約。

訴訟

除下文披露者外，據董事所知，於最後實際可行日期，本公司或其任何公司並無涉及任何重大訴訟或仲裁，本公司或其任何附屬公司亦無涉及任何尚未解決或對本公司或其任何附屬公司任何構成威脅之重大訴訟或索償。

於二零零四年三月，Supreme Electronic Industry (India)（「Supreme Electronic」）的獨資經營者 Jasbir Singh向WKH Communications Pvt. Ltd.（「WKH Communications」）及WKH India Pvt. Limited（「WKH India」）以及其他人士提出法律訴訟，追討指稱 WKH Communications所欠為數約港幣1,400,000元。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購買若干音響系統及配件。根據該買賣協議，本公司附屬公司WKH India為WKH Communications之擔保人，而所追討之港幣1,400,000元為WKH Communications根據上述買賣協議之應付買價及就該等貨物應付銷售稅之總額。原告人已向印度法院申請針對WKH Communications及WKH India作出

判決。該案件於二零零七年九月五日之聆訊已延期至二零零七年十月二十二日繼續進行。本集團已聘用一間印度律師事務所就該訴訟提供意見並代表WKH India，並將按其法律顧問所提供之意見採取適當行動。直至最後實際可行日期為止，法院尚未作出任何裁決。

重大合約

緊接本通函刊發日期前兩年內，本公司或其任何附屬公司訂立下列屬於或可能屬於重大之合約（並非於日常業務所中訂立之合約）如下：

(a) 勵駿汽車有限公司與Ferrari S.p.A.訂立日期為二零零五年十二月三十日之股本權益轉讓協議，以代價870,000美元轉讓於法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司之 29%股本權益；

(b) 和記電業（作為買方）與羅鼎煒先生及翟炳光先生（作為賣方）訂立日期為二零零六年二月九日之買賣協議，買賣恒標有限公司（為「北極牌」品牌家用電器產品於香港及澳門特別行政區的代理商）全部已發行股本；

(c) Corich Enterprises Inc.、Herbert Adamczyk先生、Xact Aid, Inc.、Fred De Luca先生及勵安有限公司訂立日期為二零零六年六月九日之股份交換協議（「首份股份交換協議」）。勵安有限公司以其全部已發行股本交換Xact Aid, Inc.之優先可換股，而該優先可換股可轉換為若干數目之Xact Aid, Inc.普通股（相當於 Xact Aid, Inc.已發行股本95%）；

(d) 紀富國際有限公司（作為買方）與加福投資（深圳）有限公司及深圳市深福保（集團）有限公司（作為賣方）訂立日期為二零零六年六月十五日之八份房地產買賣合同，以總現金代價港幣4,904,851元購買中國深圳市加福廣場第A棟七層G、H、J、K、L、M、N及P號房之物業；

(e) 新華景有限公司（作為賣方）與余建華先生（作為買方）訂立日期為二零零六年六月二十七日房地產買賣契約，以現金代價人民幣1,200,000元出售中國福建省福州市鼓樓區五四路71號國貿廣場26層G單位之物業；

(f) 和記電業（環球）有限公司（「和記電業（環球）」）、江門市洗衣機廠（「江門洗衣機」）及Candy Elettrodomestici S.r.l.（「Candy」）訂立日期為二零零六年六月三十日之購股及認購協議，有關（其中包括）和記電業（環球）以現金代價人民幣 50,000,000元（可作出調整）向Candy出售其於金羚電器有限公司（「金羚電器」）之50%股本權益；

(g) 和記電業、金羚電器及Candy訂立日期為二零零六年六月三十日之產品經銷權轉讓協議，以現金代價人民幣6,000,000元轉讓金羚電器與和記電業訂立日期為一九九四年十月二十九日就於全球（中國以外）分銷由金羚電器製造或分銷之產品之經銷權而訂立之出口經銷合約；

(h) 和記電業（環球）、江門洗衣機及金羚電器訂立日期為二零零六年六月三十日之職工補償協議書，支付因上文(f)項所述購股及認購協議項下擬進行之交易終止現有職工合約而根據中國有關法律和法規須付之補償金（該金額由江門勞動和社會保障局釐定並由和記電業（環球）及江門洗衣機承擔）；

(i) 麗協有限公司（作為賣方）與六名個別人士（作為買方）訂立日期為二零零六年七月十三日之房產買賣合同，以現金代價人民幣1,926,125元出售於中國北京市東城區建國門內大街7號北京光華長安大廈1911室之物業；

(j) Corich Enterprises Inc.、Herbert Adamczyk先生、Xact Aid, Inc.、Fred De Luca先生及勵安有限公司訂立日期為二零零六年七月十五日之股份交換協議，以取代及替代首份股份交換協議，就股份交換協議項下擬進行之交易轉讓勵安有限公司已發行股本之49%予Xact Aid, Inc.以換取Xact Aid, Inc.優先可換股；

(k) 長平（深圳）發展有限公司（作為賣方）與和記電器（深圳）有限公司（作為買方）訂立日期為二零零六年九月十五日之房地產買賣合同，以現金代價人民幣525,086元購買於中國深圳市福田保稅區長平商務大廈22層15號房之物業；

(l) 長平（深圳）發展有限公司（作為賣方）與堅榮控股有限公司（作為買方）訂立日期為二零零六年九月十五日之兩份房地產買賣合同，以現金代價合共人民幣1,799,527元購買於中國深圳市福田保稅區長平商務大廈22層16和18號房之物業；

(m) 和記電業（環球）、江門洗衣機及Candy訂立日期為二零零六年九月二十七日之和解協議，就上文(f)項所述購股及認購協議項下之現金代價載列調整機制；及

(n) Wo Kee Hong (B.V.I.) Limited與Surestatus訂立日期為二零零六年十一月十四日之協議，以代價港幣1.00元出售及購買Che Chuen Development Limited已發行股本；

(o) National Cape Development Limited與楊珮、Executive Talent Limited、葉藹芳、劉智遠及袁念祖訂立日期為二零零七年八月十三日之股份收購協議，收購康寧投資已發行股本10%；及

(p) 買賣協議。

專家及同意書

以下是曾經給予意見或建議之專家之資格，而該等意見或建議已載於此通函內：

名稱	資格
萊斯評估有限公司	物業估值師
國衛會計師事務所	英國特許會計師 香港執業會計師

於最後實際可行日期，萊斯評估有限公司及國衛會計師事務所並無直接或間接持有本集團任何成員公司之股權，亦無擁有可認購或提名其他人士認購本集團任何成員公司證券之權利（不論在法律上是否可予行使），且自二零零六年十二月三十一日以來並無於本集團任何成員公司所購買或出售或租賃或建議購買或出售或租賃之任何資產中，直接或間接擁有任何權益。

萊斯評估有限公司及國衛會計師事務所已作出且並無撤回其有關刊發本通函之同意書，同意按本通函之形式及文意載入其各自之報告及於通函中引述其各自之名稱。

競爭權益

於最後實際可行日期，據董事所知，董事及其各自之聯繫人士，概無於任何與本集團業務構成或可能構成競爭之業務中擁有權益。

其他事項

(a) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。本公司之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 本公司之合資格會計師為汪滌東先生，彼為英國特許公認會計師公會及香港會計師公會會員。

(d) 本通函之中英文本如有歧異，概以英文本為準。

備查文件

下列文件可由即日起至二零零七年十一月二日（包括該日）止任何週日（公眾假期除外）之一般辦公時間，在香港新界葵涌青山道585至609號和記行大廈A座10樓可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本通函附錄一所載之會計師報告；

(c) 國衛會計師事務所有關餘下集團未經審核備考財務資料之報告，全文載於本通函附錄二；

(d) 本通函附錄三所載估值報告全文；

(e) 本公司截至二零零五年及二零零六年十二月三十一日止兩個年度之年報；

(f) 本附錄所述萊斯評估有限公司及國衛會計師事務所之同意書；

(g) 本附錄所述重大合約；及

(h) 本公司於二零零七年八月三十日刊發之通函，有關收購戶外媒體廣告及廣播業務，根據上市規則第14章構成本公司之須予披露交易。

股東特別大會通告

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號:720)

茲通告和記行(集團)有限公司(「**本公司**」)謹訂於二零零七年十一月六日星期二上午十時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會,以考慮及酌情通過下列決議案(不論有否修訂)為本公司之普通決議案:

普通決議案

「**動議**:

(a) 批准本公司全資附屬公司Wo Kee Hong (B.V.I.) Limited(「**WKH BVI**」)與MGI HK Investments就WKH BVI以總代價港幣373,000,000元出售Wo Kee Hong Estates Limited(將於完成時實益擁有Stoneycroft Estates Limited無投票權遞延股)以及Ever Rising Investments Limited全部已發行股本簽訂日期為二零零七年九月十三日之買賣協議(「**協議**」)(其註有「A」字樣之副本已送呈本大會並由大會主席簡簽以資識別)以及據此擬進行之交易;及

(b) 授權本公司任何一名或兩名董事(倘需加蓋印章)為及代表本公司,依彼認為就協議及其完成屬必須、合適或合宜者簽訂彼視為與協議及其完成項下擬進行事情附帶、附屬或有關或相關之所有該等文件、文據及協議以及作出行動。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港,二零零七年十月十八日

* *僅供識別*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585至609號
和記行大廈
A座10樓

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任另一名人士為彼之受委代表出席並代其投票。持有兩股或以上股份之股東，可委任多於一名受委代表出席同一場合。受委代表毋須為本公司股東。

2. 如屬任何股份之聯名登記持有人，則任何一名該等持有人均可親身或委派代表於大會就該等股份投票，猶如彼為唯一有權投票者；但如超過一名聯名持有人親身或委派代表出席大會，則只有上述出席並於本公司股東名冊內排名於首位之持有人才可獲有關投票權。

3. 本代表委任表格連同簽署表格之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會召開48小時前交回本公司於香港新界葵涌青山道585至609號和記行大廈A座10樓之香港主要辦事處，方為有效。

4. 填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視作撤銷論。

5. 根據本公司公司細則第70條，下列人士可（於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時）要求就任何於股東特別大會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲正式授權之公司代表或當時有權於大會上投票之委任代表；或

(c) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等於全體有權出席並於大會投票股東之投票權總額中所佔比例不少於十分之一；或

(d) 任何一名或多名親身出席之股東或獲正式授權之公司代表或委任代表，而彼或彼等持有可於大會上投票之權利之股份，且當中已繳股款之總額，所佔比例不少於所有獲賦予有關權利股份中全部已繳股款股份十分之一。

6. 於本通函日期，董事會成員包括執行董事李文輝先生（執行主席兼行政總裁）、李文彬先生、汪滌東先生及許捷成先生；非執行董事余金霞女士；及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

3

FORM 1

11 JUL 2007

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Chan (Surname)	Kwok Keung Charles (Other names)	**8. Name of substantial shareholder (Chinese)** 陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

20	6	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	205		31,280,800					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,280,800	14.11
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
	0	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

22	6	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	
3. Class of shares	Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Chan (Surname)	Kwok Keung Charles (Other names)	陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder		**10. Daytime tel. No.** 28318372
30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**11. e-mail address** cosec@itc.com.hk

12. Date of relevant event

24	10	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	101		205	33,500,800					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,530,000	1.77
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,030,800	14.89
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	4,530,000	
205	33,500,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	33.51 *(Note 1)*	N	33,500,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.59 *(Note 2)*	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.94	N	30,325,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 3.94% of the issued ordinary share capital of ITC Corporation Limited and indirectly held approximately 29.57% of the issued ordinary share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.59% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

27	10	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

(1)

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary Shares	255,314,759

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Chan (Surname)	Kwok Keung Charles (Other names)	陳國強
6. HKID/Passport No. E599072(A)	**Country of issue of Passport**	**9. Chinese Character Code** 711509481730
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		205	15,000	HKD	0.740	0.740		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,295,800	14.99
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,310,800	15.00
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	4,530,000	
205	33,780,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.57 *(Note 1)*	N	33,780,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,455,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,455,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,325,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.75% of the issued share capital of ITC Corporation Limited and indirectly held approximately 29.82% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	*Number of shares*	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

22	11	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

3

11 JUL 2007

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport Ng (Surname)	Yuen Lan Macy (Other names)	**8. Name of substantial shareholder (Chinese)** 伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

20	6	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	204		31,280,800					
Short position									

15. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	31,280,800	14.11
Short position		
Lending pool		

16. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		
Lending pool		

17. **Capacity in which interests disclosed in Box 16 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
	0	

18. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	0	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

22	6	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary Shares	255,314,759

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Ng (Surname)	Yuen Lan Macy (Other names)	伍婉蘭
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E691055(A)		012412385695
7. Address of substantial shareholder		**10. Daytime tel. No.**
30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		28318372
		11. e-mail address
		cosec@itc.com.hk

12. Date of relevant event

24	10	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	101		204	33,500,800					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,530,000	1.77
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,030,800	14.89
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	38,030,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	38,030,800	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	33.51 *(Note 1)*	N	33,500,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.59 *(Note 2)*	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.94	N	30,325,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 3.94% of the issued ordinary share capital of ITC Corporation Limited and indirectly held approximately 29.57% of the issued ordinary share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.59% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

27	10	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments 0

Continuation Sheet

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

FORM 1

RECEIVED
2 2 NOV 2007

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
Ng (Surname)	Yuen Lan Macy (Other names)	伍婉蘭
6. HKID/Passport No. E691055(A)	**Country of Issue of Passport**	**9. Chinese Character Code** 012412385695
7. Address of substantial shareholder 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong		**10. Daytime tel. No.** 28318372
		11. e-mail address cosec@itc.com.hk

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		204	15,000	HKD	0.740	0.740		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,295,800	14.99
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	38,310,800	15.00
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
204	38,310,800	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	38,310,800	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ITC Corporation Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	34.57 *(Note 1)*	N	33,780,800	
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,455,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,455,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Chan Kwok Keung, Charles	0.47 *(Note 2)*	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.93	N	30,325,000	

Note 1: Dr. Chan Kwok Keung, Charles directly held approximately 4.75% of the issued share capital of ITC Corporation Limited and indirectly held approximately 29.82% of the issued share capital of ITC Corporation Limited through his indirect wholly-owned company, Galaxyway Investments Limited, respectively.

Note 2: Dr. Chan Kwok Keung, Charles directly held approximately 0.47% of the issued share capital of Hanny Holdings Limited.

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

22	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments 0

Form 1.

6

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
A001574(4)		262130572773
7. Address of substantial shareholder		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

31	05	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

13	06	2007
(day)	(month)	(year)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	117@	204	204						
Short position									

@ Mr. Wing Sum LEE ceased to be an executive Director of the Company upon his retirement by rotation from the board of Directors of the Company at the annual general meeting of the Company held on 31 May 2007. Accordingly, he ceased to have the duty to report as a director and started to have the duty to report as a substantial shareholder his relevant interests in the shares of the Company under Part XV of the SFO.

15. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	127,992,057	57.75
Short position		
Lending pool		

16. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	127,992,057	57.75
Short position		
Lending pool		

* interest in shares: 122,343,286 (55.20%)

interest in share options: 5,648,771 (2.54%)

17. **Capacity in which interests disclosed in Box 16 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	5,570,114	
204#	78,657	
204*	122,343,286	

Interest in share options

* Interest in shares

18. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,648,771	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	78,657#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	122,343,286*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

15	06	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets

26. Number of attachments

WSL-09-13.06.07a

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
LEE	Wing Sum	李永森
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A001574(4)		262130572773
7. Address of substantial shareholder		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	204		20,000,000	HKD			0.650	301
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	127,992,057	57.75
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,992,057	48.72
Short position		
Lending pool		

* interest in shares: 102,343,286 (46.18%)

interest in share options: 5,648,771 (2.54%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	5,570,114	
204#	78,657	
204*	102,343,286	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,648,771	

19. Further information in relation to interests of childr[illegible]nder 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	78,657#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	102,343,286*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	08	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

WSL-10-24.08.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,992,057	48.20
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,992,057	42.29
Short position		
Lending pool		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 5,648,771 (2.21%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	5,570,114	
204#	78,657	
204*	102,343,286	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,648,771	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	78,657#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	102,343,286*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	08	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

WSL-10-24.08.07

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

16	09	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	201		5,506,050					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	108,072,057	42.32
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,566,007	40.17
Short position		
Lending pool		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 222,721 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	64,064	
204#	158,657	
204*	102,343,286	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	222,721	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	158,657#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	102,343,286*	

\# Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

19	09	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 1.

WSL-11-17.09.07

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

30	09	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

WSL-18_1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115	204		78,657					
Short position									

interests in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,566,007	40.17
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,487,350	40.14
Short position		
Lending pool		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 144,064 (0.05%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	64,064	
204#	80,000	
204*	102,343,286	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	144,064	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	80,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	102,343,286*	

\# Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

04	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 1.

WSL-18_I

2

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of substantial shareholder (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of substantial shareholder Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	10	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

WSL-18_2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115		204	140,000					
Short position									

interests in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,487,350	40.14
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,627,350	40.19
Short position		
Lending pool		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 284,064 (0.11%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	64,064	
204#	220,000	
204*	102,343,286	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	284,064	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	220,000#	
Kam Har YUE	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	102,343,286*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

4

WSL-18_2

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

08	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

WSL-18_2

15

FORM 1

RECEIVED

14 A 10:25

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations			
Wo Kee Hong (Holdings) Limited			
2. Stock code	720	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	221,615,433	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
K537003(5)		
7. Address of substantial shareholder		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

04	01	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

10	05	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	201		327,184	HKD	0.400	0.399		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	129,793,778	58.57
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	129,466,594	58.41
Short position		
Lending pool		

* interest in shares: 121,036,697 (54.61%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,351,240	
201*	346,689	
204*	3,556,438	
210*	117,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,351,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	3,556,438*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

11	05	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

SYH-09-10.5.07

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-10-12.6.07a

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	204		2,000,000	HKD			0.650	301
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	129,466,594	58.41
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	127,466,594	57.51
Short position		
Lending pool		

* interest in shares: 119,036,697 (53.71%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,351,240	
201*	346,689	
204*	1,556,438	
210*	117,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of child under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,351,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-10-12.6.07a

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations			
Wo Kee Hong (Holdings) Limited			
2. Stock code	720	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	221,615,433	

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH	Siew Yit	
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K537003(5)		
7. Address of substantial shareholder		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	210		20,000,000	HKD			0.650	301
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	127,466,594	57.51
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,466,594	48.49
Short position		
Lending pool		

* interest in shares: 99,036,697 (44.69%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,351,240	
201*	346,689	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of childre. under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,351,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-10-12.6.07b

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^

<u>Notes:-</u>

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K537003(5)		
7. Address of substantial shareholder		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

14	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	201		260,000	HKD	1.247	1.247		
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,466,594	48.49
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,206,594	48.37
Short position		
Lending pool		

* interest in shares: 98,776,697 (44.57%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,351,240	
201*	86,689	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of child[illegible]under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,351,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

18	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-11-14.6.07

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

20	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		204	220,000					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,206,594	48.37
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,426,594	48.47
Short position		
Lending pool		

* interest in shares: 98,776,697 (44.57%)

interest in share options: 8,649,897 (3.9%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,571,240	
201*	86,689	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of childr. under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,571,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

21	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-12

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^
403	220,000	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

26	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-13-26 6 07

2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115	201		86,689	HKD	1.320	1.320		
Short position									

* interest in shares

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,426,594	48.47
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,339,905	48.43
Short position		
Lending pool		

* interest in shares: 98,690,008 (44.53%)

interest in share options: 8,649,897 (3.9%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	8,571,240	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	8,571,240#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

4

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

5

SYH-13-26.6.07

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	629,262	^^
403	5,506,050	^^
403	78,657	
403	2,215,928	^^
403	220,000	^^

<u>Notes:-</u>

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,715,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

28	06	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-14-28.6.07

19. Further information in relation to interests of childre.. under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	7,941,978#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

9

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	204		629,262					
Short position									

interest in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,339,905	48.41
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	106,710,643	48.12
Short position		
Lending pool		

* interest in shares: 98,690,008 (44.51%)

interest in share options: 8,020,635 (3.61%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
204#	7,941,978	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

8

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-14-28.6.07

10

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,050 ^^	
403	78,657	
403	2,215,928 ^^	
403	220,000 ^^	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 222,215,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

9	7	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-15-9 7 07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	105	201	201	78,657	HKD			1.661	301
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,710,643	48.02
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	106,710,643	48.02
Short position		
Lending pool		

* interest in shares: 98,768,665 (44.44%)

interest in share options: 7,941,978 (3.57%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
204#	7,941,978	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	7,941,978#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

11	7	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,050	^^
403	2,215,928	^^
403	220,000	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	08	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,710,643	47.62
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	106,710,643	41.79
Short position		
Lending pool		

* interest in shares: 98,768,665 (38.68%)

interest in share options: 7,941,978 (3.11%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
204#	7,941,978	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	7,941,978#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	08	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-16-24.8.07

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,050	^^
403	2,215,928	^^
403	220,000	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations
Wo Kee Hong (Holdings) Limited

2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of substantial shareholder (English) as printed on HKID/Passport

HOH	Siew Yit
(Surname)	(Other names)

6. HKID/Passport No.	**Country of issue of Passport**
K537003(5)	

7. Address of substantial shareholder
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.

8. Name of substantial shareholder (Chinese)

9. Chinese Character Code

10. Daytime tel. No.
25144880

11. e-mail address

12. Date of relevant event

16	09	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-17-17.9.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	204		5,506,050					
Short position									

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,710,643	41.79
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,204,593	39.63
Short position		
Lending pool		

* interest in shares: 98,768,665 (38.68%)

interest in share options: 2,435,928 (0.95%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
204#	2,435,928	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of childre. ..nder 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

19	09	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-17-17.9.07

Continuation Sheet

18. Further Information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03	10	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-18

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115		201	100,000					
Short position									

interests in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,204,593	39.63
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,304,593	39.67
Short position		
Lending pool		

* interest in shares: 98,768,665 (38.68%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	1,556,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,556,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

04	10	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

SYH-18

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	11	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-19-15.11.07

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115		204	110,000	HKD	0.770	0.769		
Short position									

* Interest in shares

15. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	101,304,593	39.67
Short position		
Lending pool		

16. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	101,414,593	39.72
Short position		
Lending pool		

* interest in shares: 98,878,665 (38.72%)

interest in share options: 2,535,928 (0.99%)

17. **Capacity in which interests disclosed in Box 16 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	1,666,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,666,438*	

\# Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

19	11	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

SYH-19-15.11.07

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928 ^^	
403	220,000 ^^	
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

17

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

16	11	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-20-16.11.07

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115		204	110,000	HKD	0.790	0.774		
Short position									

* Interest in shares

15. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	101,414,593	39.72
Short position		
Lending pool		

16. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	101,524,593	39.76
Short position		
Lending pool		

* interest in shares: 98,988,665 (38.77%)

interest in share options: 2,535,928 (0.99%)

17. **Capacity in which interests disclosed in Box 16 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	1,776,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

18

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,776,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

19	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

20

SYH-20-16.11.07

Continuation Sheet

18. Further Information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and
(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115		204	70,000	HKD	0.790	0.790		
Short position									

* Interest in shares

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,524,593	39.76
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,594,593	39.79
Short position		
Lending pool		

* interest in shares: 99,058,665 (38.79%)

interest in share options: 2,535,928 (0.99%)

8

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	1,846,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,846,438*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

9

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

20	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-21-19 11 07

(o

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928 ^^	
403	220,000 ^^	
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of Issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03 /	12 /	2007
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

SYH-22-03.12.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115		204	470,000	HKD	0.690	0.661		
Short position									

* Interest in shares

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,594,593	39.79
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,064,593	39.97
Short position		
Lending pool		

* interest in shares: 99,528,665 (38.98%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	78,657	
201#	100,000	
204#	2,435,928	
204*	2,316,438	
210*	97,133,570	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,435,928#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	2,316,438*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by su antial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

05	12	2007
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets: 1

26. Number of attachments:

SYH-22-03.12.07

10

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	2,215,928	^^
403	220,000	^^
403	100,000	

Notes:-

^^ Share options granted to my spouse are included

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder Cyber Tower Inc.	**8. Business registration number** N/A	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 463111
6. Registered office P. O. Box 3340, Road Town, Tortola, British Virgin Islands	**10. Contact person** Mr. Man Fai LEE	
	11. Daytime tel. No. 25144880	**12. e-mail address** N/A
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

12	06	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	207	- Select -	20,000,000	HKD			0.650	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,133,570	52.85
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	97,133,570	43.82
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
207	97,133,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		501	97,133,570	
		- Select -		
		- Select -		

25. Further information from a party to an agreement under :ion 317 (Please see Notes for further information : ired)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

15	06	2007
(day)	(month)	(year)

Form 2.

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder HSBC International Trustee Limited	**8. Business registration number** 10512566-000-05-06-2	
	9. Place of Incorporation British Virgin Islands	Certificate of Incorporation No. 1168
6. Registered office P O Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	**10. Contact person** Michelle Cheng	
	11. Daytime tel. No. 36046653	**12. e-mail address** michelle.k.y.cheng@hsbcpb.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed HSBC Holdings plc, Hong Kong and London Stock Exchanges	

15. Date of relevant event

24	8	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	97,133,570	43.37
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	97,133,570	38.04
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
207	97,133,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Modern Orbit Limited	P O Box 3340, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	HSBC International Trustee Limited	100.00	Y	97,133,570	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further Information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(Private)	Addresses of individuals are not displayed	501	97,133,570	
		- Select -		
		- Select -		

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

27	08	2007
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of substantial shareholder HSBC International Trustee Limited	**8. Business registration number** 10512566-000-05-06-2	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 1168
6. Registered office P O Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	**10. Contact person** Michelle Cheng	
	11. Daytime tel. No. 36046653	**12. e-mail address** michelle.k.y.cheng@hsbcpb.com
7. Principal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed HSBC Holdings plc, Hong Kong and London Stock Exchanges	

15. Date of relevant event

12	6	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	207	- Select -	20,000,000	HKD			0.650	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,133,570	52.85
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	97,133,570	43.82
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
207	97,133,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporatio. ;ontrolled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Modern Orbit Limited	P O Box 3340, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	HSBC International Trustee Limited	100.00	Y	97,133,570	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a tr. , or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
(Private)	Addresses of individuals are not displayed	501	97,133,570	
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

15	06	2007
(day)	(month)	(year)

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of substantial shareholder Modern Orbit Limited	**8. Business registration number** N/A	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 449959
6. Registered office P. O. Box 3340, Road Town, Tortola, British Virgin Islands	**10. Contact person** Mr. Man Fai LEE	
	11. Daytime tel. No. 25144880	**12. e-mail address** N/A
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	97,133,570	43.35
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	97,133,570	38.04
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	97,133,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under :ion 317 (Please see Notes for further information ı .ired)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

Form 2.

28. Number of continuation sheets

29. Number of attachments

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 221,615,433
3. Class of shares Ordinary	

5. Name of substantial shareholder Modern Orbit Limited	**8. Business registration number** N/A	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 449959
6. Registered office P. O. Box 3340, Road Town, Tortola, British Virgin Islands	**10. Contact person** Mr. Man Fai LEE	
	11. Daytime tel. No. 25144880	**12. e-mail address** N/A
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

12	06	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103	201	- Select -	20,000,000	HKD			0.650	301
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	117,133,570	52.85
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	97,133,570	43.82
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	97,133,570	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under ion 317 (Please see Notes for further information ired)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

15	06	2007
(day)	(month)	(year)

Form 2.

28. Number of continuation sheets

29. Number of attachments



FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of:

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Hanny Magnetics (B.V.I.) Limited	**8. Business registration number** NIL	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 29871
6. Registered office P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Ms. Florence Kam	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (If later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in ѵ h shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	ɲn Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	13.53
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	act interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class**
3. Class of shares Ordinary Shares	255,314,759

5. Name of substantial shareholder Hanny Holdings Limited	**8. Business registration number** 15210076-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. 16725
6. Registered office Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	**10. Contact person** Ms. Florence Kam	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong 31/F., Bank of Amercia Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong	
	14. Name of listed parent and exchange on which parent is listed NIL	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	13.53
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	.ct interest (Y/N)	Number of shares	
					Long position	Short Position
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Cross Profit Capital Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 607269
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Ms. Florence Kam	
	11. Daytime tel. No. 31510318	**12. e-mail address**
7. Principal place of business in Hong Kong 31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed Hanny Holdings Limited, Hong Kong Stock Exchange	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	- Select -	- Select -		HKD				- Select -
Short position	- Select -	- Select -	- Select -						

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	13.38
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,000,000	11.75
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	
- Select -		
- Select -		
- Select -		
- Select -		

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	ect interest (Y/N)	Number of shares	
					Long position	Short Position
NIL						

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position
NIL			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NIL		- Select -		
		- Select -		
		- Select -		

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NIL		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
NIL		- Select -	
		- Select -	
		- Select -	

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

11 JUL 2007

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 221,615,433
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Chinaview International Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 30425
6. Registered office P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

20	6	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	205		31,280,800					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,280,800	14.11
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
	0	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. **Further information in relation to interests of corpora[illegible]s controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	604	100.00

27. Date of filing this Form 2

22	6	2007
(day)	(month)	(year)

28. Number of continuation sheets: 0

29. Number of attachments: 0

FORM 2

11 JUL 2007

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 221,615,433
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder Galaxyway Investments Limited	**8. Business registration number** 19541063-000	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 83562
6. Registered office P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

20	6	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	102	205		31,280,800					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,280,800	14.11
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
	0	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporat[illegible]s controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
Chan Kwok Keung, Charles	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	604	100.00
Chinaview International Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands	601	100.00

27. Date of filing this Form 2

22	6	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder Famex Investment Limited	**8. Business registration number** 16661589-000	
	9. Place of incorporation Hong Kong	Certificate of Incorporation No. 400762
6. Registered office 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

①

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	13.53
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder Mankar Assets Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 211977
6. Registered office Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

(1)

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	13.53
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

13	09	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205		1,770,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	32,095,000	12.57
Short position		
Lending pool		

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

17	09	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

Form 2.

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

06	09	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104		205	1,770,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	32,095,000	12.57
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	32,095,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	1,770,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	1,770,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

07	09	2007
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	33.54	N	1,770,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	1,770,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	1,770,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

28	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104	205		1,370,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,695,000	12.41
Short position		
Lending pool		

	Total number of shares	Percentage figure (%)
Long position	30,325,000	11.87
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,325,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		205	600,000	HKD	1.150	1.131		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,095,000	12.17
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,695,000	12.41
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	31,695,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	1,370,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	1,370,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.87	N	1,370,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	1,370,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	1,370,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 255,314,759
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

(1) —

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,095,000	13.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	31,095,000	12.17
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	31,095,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	770,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	770,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.87	N	770,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	770,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	770,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 224,048,475
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder ITC Investment Holdings Limited	**8. Business registration number**	
	9. Place of incorporation British Virgin Islands	Certificate of Incorporation No. 373635
6. Registered office P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong	**13. Exchange on which listed**	
	14. Name of listed parent and exchange on which parent is listed ITC Corporation Limited (Hong Kong Stock Exchange)	

15. Date of relevant event

22	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		205	305,000	HKD	1.050	1.046		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,325,000	13.54
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	30,630,000	13.67
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	30,630,000	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	305,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	305,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

24	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.87	N	305,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	305,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	305,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720	**4. Number of issued shares in class** 255,314,759
3. Class of shares Ordinary Shares	

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

06	09	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		205	1,770,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	33,500,800	13.12
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	35,270,800	13.81
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	35,270,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	32,095,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

07	09	2007
(day)	(month)	(year)

28. Number of continuation sheets: 1

29. Number of attachments: 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	1,770,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	1,770,000	
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	33.54	N	1,770,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	1,770,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	1,770,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

28	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205		1,370,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,870,800	13.65
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	33,500,800	13.12
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	33,500,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115		205	600,000	HKD	1.150	1.131		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,270,800	13.42
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,870,800	13.65
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	34,870,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	31,695,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	1,370,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	1,370,000	
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.87	N	1,370,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	1,370,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	1,370,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 255,314,759

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

24	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	104								
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,270,800	15.29
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	34,270,800	13.42
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	34,270,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further Information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	31,095,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	770,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	770,000	
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.67	N	770,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	770,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	770,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary Shares	

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

13	09	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205		1,770,000					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	35,270,800	13.81
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	33,500,800	13.12
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	33,500,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,325,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

17	09	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited	
2. Stock code 720 **3. Class of shares** Ordinary Shares	**4. Number of issued shares in class** 224,048,475

5. Name of substantial shareholder ITC Corporation Limited	**8. Business registration number** 15333933-000	
	9. Place of incorporation Bermuda	Certificate of Incorporation No. EC16980
6. Registered office Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda	**10. Contact person** Maggie Kam	
	11. Daytime tel. No. 28318372	**12. e-mail address** cosec@itc.com.hk
7. Principal place of business in Hong Kong 30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	**13. Exchange on which listed** Hong Kong Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed	

15. Date of relevant event

22	08	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	103		205	305,000	HKD	1.050	1.046		
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	33,500,800	14.95
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	33,805,800	15.08
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	33,805,800	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	30,000,000	

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
ITC Management Group Limited	P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	3,175,800	
Great Intelligence Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	ITC Management Group Limited	100.00	Y	3,175,800	
ITC Investment Holdings Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Corporation Limited	100.00	N	30,630,000	
Mankar Assets Limited	Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	30,325,000	
Famex Investment Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Mankar Assets Limited	100.00	N	30,325,000	
Hanny Holdings Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (Bermuda)	Famex Investment Limited	49.99	N	30,325,000	
Hanny Magnetics (B.V.I.) Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Holdings Limited	100.00	N	30,325,000	
Cross Profit Capital Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	30,000,000	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short Position

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

24	08	2007
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

Form 2.

Continuation Sheet

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Cyber Generation Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Hanny Magnetics (B.V.I.) Limited	100.00	Y	325,000	
Fullhonour Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	ITC Investment Holdings Limited	100.00	N	305,000	
Golden Hall Holdings Limited	30/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Hong Kong)	Fullhonour Limited	100.00	N	305,000	
Trasy Gold Ex Limited	Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (Cayman Islands)	Golden Hall Holdings Limited	36.87	N	305,000	
Durable Gold Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (British Virgin Islands)	Trasy Gold Ex Limited	100.00	N	305,000	
United Goldnet Limited	Rooms 301-302, 3rd Floor, United Chinese Bank Building, Nos.31-37 Des Voeux Road Central, Hong Kong (Hong Kong)	Durable Gold Investments Limited	100.00	Y	305,000	

FORM 3 A

14

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

04	01	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

11	05	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	204		327,184	HKD	0.400	0.399		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	129,793,778	58.57
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	129,466,594	58.41
Short position		

* interest in shares: 121,036,697 (54.61%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	8,351,240	
204#	78,657	
201*	3,556,438	
204*	346,689	
210*	117,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	346,689*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Dir r jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	117,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	05	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A

RI.10.11.5.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		2,000,000	HKD			0.650	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	129,466,594	58.41
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	127,466,594	57.51
Short position		

* interest in shares: 119,036,697 (53.71%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	8,351,240	
204#	78,657	
201*	1,556,438	
204*	346,689	
210*	117,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	346,689*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	117,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments:

Form 3A.

RL-11-12.6.07a

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RL-11-12.6.07b

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	210		20,000,000	HKD			0.650	301
Short position									

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	127,466,594	57.51
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	107,466,594	48.49
Short position		

* interest in shares: 99,036,697 (44.69%)

interest in share options: 8,429,897 (3.8%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	8,351,240	
204#	78,657	
201*	1,556,438	
204*	346,689	
210*	97,133,570	

* interest in shares

interest in share options

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	346,689*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments:

Form 3A.

RL-11-12.6.07b

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	Wo Kee Hong (Holdings) Limited		
2. Stock code	720	4. Number of issued shares in class	
3. Class of shares	Ordinary	221,615,433	

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
D197329(1)		262124296540
7. Address of Director		10. Daytime tel. No.
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

14	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	204		260,000	HKD	1.247	1.247		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,466,594	48.49
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,206,594	48.37
Short position		

* interest in shares: 98,776,697 (44.57%)

interest in share options: 8,429,897 (3.8%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	8,351,240	
204#	78,657	
201*	1,556,438	
204*	86,689	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	86,689*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

* interest in shares

interest in share options

4

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Di[hole punch]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

18	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-12-14.6.07

5

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

20	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	220,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,206,594	48.37
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,426,594	48.47
Short position		

* interest in shares: 98,776,697 (44.57%)

interest in share options: 8,649,897 (3.9%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	.8,571,240	
204#	78,657	
201*	1,556,438	
204*	86,689	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	86,689*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

21	06	2007
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments:

Form 3A.

RI-13

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	11/06/2007	10/06/2013		HK$1.0000		220,000
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

26	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

12

RL-14-26.6.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	122	204		86,689	HKD	1.320	1.320		
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,426,594	48.47
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	107,339,905	48.43
Short position		

* interest in shares: 98,690,008 (44.53%)

interest in share options: 8,649,897 (3.9%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	8,571,240	
204#	78,657	
201*	1,556,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

13

Short position(s)							

19. Further Information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

interest in share options

20. Further Information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	06	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-14-26.6.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@	
		Begins	Ends	Price for grant	Exercise price@	Price on assignment		
Long position(s)	409	29/06/2001	28/06/2007		HK$1.6610		629,262	
	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050	
	409	30/09/2001	29/09/2007		HK$1.6610		78,657	^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928	
	409	11/06/2007	10/06/2013		HK$1.0000		220,000	
Short position(s)								

Notes:-

^^ Share options granted to my spouse are included

16

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,715,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

28	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	201		629,262					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	107,339,905	48.41
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	106,710,643	48.12
Short position		

* interest in shares: 98,690,008 (44.51%)

interest in share options: 8,020,635 (3.61%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	7,941,978	
204#	78,657	
201*	1,556,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

18

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

19

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	06	2007
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets 1

26. Number of attachments

RL-15-28.6.07

20

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	30/09/2001	29/09/2007		HK$1.6610		78,657 ^^
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	11/06/2007	10/06/2013		HK$1.0000		220,000
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	222,215,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

9	7	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RL-16-9.7.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	204	204	78,657	HKD			1.661	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,710,643	48.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	106,710,643	48.02
Short position		

* interest in shares: 98,768,665 (44.44%)

interest in share options: 7,941,978 (3.57%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	7,941,978	
204*	78,657	
201*	1,556,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	

* interest in shares

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Di[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	7	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-16-9.7.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	11/06/2007	10/06/2013		HK$1.0000		220,000
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

16	09	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		5,506,050					
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	106,710,643	41.79
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,204,593	39.63
Short position		

* interest in shares: 98,768,665 (38.68%)

interest in share options: 2,435,928 (0.95%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
201*	1,556,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Directc ntly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	09	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RI -17-17 9 07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		204	100,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,204,593	39.63
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,304,593	39.67
Short position		

* interest in shares: 98,768,665 (38.68%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	1,556,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Directo[illegible]ntly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

04	10	2007
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments:

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

2

RL-19-15 11 07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	110,000	HKD	0.770	0.769		
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,304,593	39.67
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,414,593	39.72
Short position		

* interest in shares: 98,878,665 (38.72%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	1,666,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

4

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

6

RL-19-15.11.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

16	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	110,000	HKD	0.790	0.774		
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,414,593	39.72
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,524,593	39.76
Short position		

* interest in shares: 98,988,665 (38.77%)

interest in share options: 2,535,928 (0.99%)

8

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	1,776,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

9

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-20-16.11.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

19	11	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RL-21-19 11 07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	70,000	HKD	0.790	0.790		
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,524,593	39.76
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	101,594,593	39.79
Short position		

* interest in shares: 99,058,665 (38.79%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	1,846,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

\# interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Direc[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

20	11	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-21-19.11.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03	12	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RL-22-03.12.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	470,000	HKD	0.690	0.661		
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	101,594,593	39.79
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,064,593	39.97
Short position		

* interest in shares: 99,528,665 (38.98%)

interest in share options: 2,535,928 (0.99%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	2,435,928	
204*	78,657	
204#	100,000	
201*	2,316,438	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	78,657*	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	100,000#	

* interest in shares

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

4

21. Further information in relation to interests held by Dire[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

05	12	2007
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

RL-22-03.12.07

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		220,000
	409	24/09/2002	23/09/2008		HK$1.0000		2,215,928
	409	25/09/2007	24/09/2013		HK$1.0440		100,000 ^^
Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	Wo Kee Hong (Holdings) Limited	
2. Stock code	720	4. Number of issued shares in class
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
YUE	Kam Har	余金霞
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
A320267(7)		015168557209
7. Address of Director		10. Daytime tel. No.
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	210		20,000,000				0.650	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	122,421,943	55.24
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,421,943	46.21
Short position		

* Interest in shares: 102,343,286 (46.18%)

Interest in share options: 78,657 (0.03%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	78,657	
201*	5,209,716	
210*	97,133,570	

* Interest in shares

Interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$1.6610		78,657

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

KHY-05-12.6.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,715,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

29	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	80,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,421,943	46.19
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,501,943	46.23
Short position		

* interest in shares: 102,343,286 (46.15%)

interest in share options: 158,657 (0.07%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	158,657	
201*	5,209,716	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$1.6610		78,657
	409	13/06/2007	12/06/2013		HK$1.0000		80,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

29	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

KHY-05-13.6.07

FORM 3 A

REVISED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport YUE (Surname)	Kam Har (Other names)	**8. Name of Director (Chinese)** 余金霞
6. HKID/Passport No. A320267(7)	**Country of issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

31	05	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

16	09	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121@	204	204						
Short position									

@ Mr. Wing Sum LEE, the spouse of Ms. Kam, ceased to be a Director of the Company on May 31, 2007. Since then, the Options held by him were reported together with Ms. Kam pursuant to SFO.

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,501,943	40.14
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	108,072,057	42.32
Short position		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 5,728,771 (2.24%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	158,657	
201*	5,209,716	
204#	5,570,114	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	16/09/2001	15/09/2007		HK$1.6610		5,506,050 ^^
	409	30/09/2001	29/09/2007		HK$1.6610		78,657
	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000
Short position(s)							

Short position(s)							

Notes:-

^^ Share options granted to my spouse are included

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	5,570,114#	

Interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further Information in relation to Interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	09	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

Yue Kam Hap

KHY-07-17.9.07_1

FORM 3 A

REVISED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

16	09	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	<u>122</u>	204		5,506,050					
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	108,072,057	42.32
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,566,007	40.17
Short position		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 222,721 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	158,657	
201*	5,209,716	
204#	64,064	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$1.6610		78,657
	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

19	09	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A

yuel Kam Hoi

KHY-07-17.9.07_2

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No. A320267(7)	**Country of Issue of Passport**	**9. Chinese Character Code** 015168557209
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

30	09	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

KHY-08_1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	122	201		78,657					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,566,007	40.17
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,487,350	40.14
Short position		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 144,064 (0.05%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	80,000	
201*	5,209,716	
204#	64,064	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

04	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

yne Kam Hop

KHY-08_1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

04	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

KHY-08_2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	140,000					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	102,487,350	40.14
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	102,627,350	40.19
Short position		

* interest in shares: 102,343,286 (40.08%)

interest in share options: 284,064 (0.11%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	220,000	
201*	5,209,716	
204#	64,064	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	24/09/2002	23/09/2008		HK$1.0000		64,064 ^^
	409	11/06/2007	10/06/2013		HK$1.0000		80,000
	409	25/09/2007	24/09/2013		HK$1.0440		140,000

Short position(s)							

^^ share options granted to my spouse are included.

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Wing Sum	Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	64,064#	

interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A

KHY-08_2

3

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE	Man Bun Jeff	李文彬
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
D547797(3)		262124291755
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F, Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

12	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

MBL-04-12.6.07

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	210		20,000,000				0.650	301
Short position									

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	119,508,820	53.93
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	99,508,820	44.90
Short position		

* Interest in shares: 99,051,189 (44.69%)

interest in share options: 457,631 (0.21%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	457,631	
201*	471,900	
205*	1,445,719	
210*	97,133,570	

* interest in shares

interest in share options

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,445,719	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

MBL-04-12.6.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

- *(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*
- *(ii) Changes in the nature of his interest in such shares; and*
- *(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	4. Number of issued shares in class
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LEE	Man Bun Jeff	李文彬
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
D547797(3)		262124291755
7. Address of Director		10. Daytime tel. No.
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

22	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

2

MBL-05-13.6.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	100,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	99,508,820	44.90
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	99,608,820	44.94
Short position		

* interest in shares: 99,051,189 (44.69%)

interest in share options: 557,631 (0.25%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	557,631	
201*	471,900	
205*	1,445,719	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000
	409	13/06/2007	12/06/2013		HK$1.0000		100,000

Short position(s)						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,445,719	

4

21. **Further information in relation to interests held by Di[illegible]r jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

22-June-2007

Form 3A.

MBL-05-13.6.07

5

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

MBL-06

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	120,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	99,608,820	39.01
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	99,728,820	39.06
Short position		

* interest in shares: 99,051,189 (38.79%)

interest in share options: 677,631 (0.26%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	677,631	
201*	471,900	
205*	1,445,719	
210*	97,133,570	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		314,631
	409	24/09/2002	23/09/2008		HK$1.0000		143,000
	409	11/06/2007	10/06/2013		HK$1.0000		100,000
	409	25/09/2007	24/09/2013		HK$1.0440		120,000

Short position(s)						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	Jeff Man Bun LEE	100.00	Y	1,445,719	

21. Further information in relation to interests held by Dire( )jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	97,133,570	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

MBL-05-13.6.07

FORM 3 A

3

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 221,615,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport TAN (Surname)	Boon Seng (Other names)	**8. Name of Director (Chinese)** 陳文生
6. HKID/Passport No. K605919(8)	**Country of issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

22	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

RECEIVED 14 A 10:26 CORPORATE FINANCE

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121	201		50,000					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	221,385	0.10
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	271,385	0.12
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices and the number of share options have been adjusted due to Share Consolidation

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		220,241
	409	24/09/2002	23/09/2008		HK$1.0000		1,144
	409	13/06/2007	12/06/2013		HK$1.0000		50,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Direct[illegible]intly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

BST-04-13.6.07

9

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	222,265,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
TAN (Surname)	Boon Seng (Other names)	陳文生
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K605919(8)		711524293932
7. Address of Director		**10. Daytime tel. No.**
Room 1506, 15th Floor, 9 Queen's Road Central, Hong Kong.		31521818
		11. e-mail address

12. Date of relevant event

11	7	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	271,385	HKD			1.000	301

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	271,385	0.12
Short position		

interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	271,385	0.12
Short position		

* interest in shares

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)							
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Dir[illegible]r jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

13	7	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

BST-05-11.7.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport TAN (Surname)	Boon Seng (Other names)	**8. Name of Director (Chinese)** 陳文生
6. HKID/Passport No. K605919(8)	**Country of Issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14

BST-06

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	170,000					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	271,385	0.10
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	441,385	0.17
Short position		

* interest in shares: 271,385 (0.10%)

interest in share options 170,000 (0.06%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		170,000
Short position(s)							

15

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

BST-06

17

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2007 JUL 10 A 10:45

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 222,015,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of Issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

04	07	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	50,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,141,585	0.96
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,191,585	0.98
Short position		

* interest in shares: 1,920,200 (0.86%)

interest in share options: 271,385 (0.12%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	1,920,000	
201#	271,385	

* interest in shares

interest in share options

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		220,241
	409	24/09/2002	23/09/2008		HK$1.0000		1,144
	409	13/06/2007	12/06/2013		HK$1.0000		50,000

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

04	07	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

Raymond C. Lee

CML-12-13.6.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

05	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

18

CML-13

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	170,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,191,585	0.85
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	2,361,585	0.92
Short position		

* interest in shares: 1,920,200 (0.75%)

interest in share options: 441,385 (0.17%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$1.0000		220,241
	409	24/09/2002	23/09/2008		HK$1.0000		1,144
	409	11/06/2007	10/06/2013		HK$1.0000		50,000
	409	25/09/2007	24/09/2013		HK$1.0440		170,000

19

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Raymond c. Lee

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
Wo Kee Hong (Holdings) Limited			
2. Stock code	720	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	221,615,433	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WONG	Tik Tung	汪滌東
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E936490(4)		307633212639
7. Address of Director		**10. Daytime tel. No.**
Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

22	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	200,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	200,000	0.09
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	200,000	

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	13/06/2007	12/06/2013		HK$1.0000		200,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

4

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

TTW-01-13.6.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 222,015,433
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport WONG (Surname)	Tik Tung (Other names)	**8. Name of Director (Chinese)** 汪滌東
6. HKID/Passport No. E936490(4)	**Country of issue of Passport**	**9. Chinese Character Code** 307633212639
7. Address of Director Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

4	7	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

11	7	2007
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	100,000	HKD			1.000	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.09
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	200,000	0.09
Short position		

* interest in shares: 100,000 (0.04%)

\# interest in options: 100,000 (0.04%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	13/06/2007	12/06/2013		HK$1.0000		100,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	07	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

TTW-02-4.7.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 223,948,475
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport WONG (Surname)	Tik Tung (Other names)	**8. Name of Director (Chinese)** 汪滌東
6. HKID/Passport No. E936490(4)	**Country of Issue of Passport**	**9. Chinese Character Code** 307633212639
7. Address of Director Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

15	08	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

TTW-03-15.8.07

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	100,000	HKD			1.000	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.08
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	200,000	0.08
Short position		

* interest in shares: 200,000 (0.08%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	08	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

TTW-03-15.8.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

- *(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*
- *(ii) Changes in the nature of his interest in such shares; and*
- *(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	255,314,759

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WONG (Surname)	Tik Tung (Other names)	汪滌東
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E936490(4)		307633212639
7. Address of Director		**10. Daytime tel. No.**
Flat B, 10/F., Block 8, Castello, Shatin, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

03	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

TTW-04

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	2,900,000					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.07
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	3,100,000	1.21
Short position		

* interest in shares: 200,000 (0.07%)

interes in share options: 2,900,000 (1.13%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		2,900,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

03	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

TTW-04

3

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
Wo Kee Hong (Holdings) Limited			
2. Stock code	720	**4. Number of issued shares in class**	
3. Class of shares	Ordinary	221,615,433	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HUI (Surname)	Chit Sing Waison (Other names)	許捷成
6. HKID/Passport No.	**Country of Issue of Passport**	**9. Chinese Character Code**
E328911(0)		607922122052
7. Address of Director		**10. Daytime tel. No.**
2nd Floor, 122 Ka Choi Lane, Tuen Mun, New Territories, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

(day)	(month)	(year)
21	06	2007

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

6

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,715,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HUI (Surname)	Chit Sing Waison (Other names)	許捷成
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E328911(0)		607922122052
7. Address of Director		**10. Daytime tel. No.**
2nd Floor, 122 Ka Choi Lane, Tuen Mun, New Territories, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

27	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	100,000	HKD			1.000	301
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	100,000	0.04
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	100,000	0.04
Short position		

* Interest in shares

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	100,000	

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

27	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

CSH-02-25.6.07

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport HUI (Surname)	Chit Sing Waison (Other names)	**8. Name of Director (Chinese)** 許捷成
6. HKID/Passport No. E328911(0)	**Country of Issue of Passport**	**9. Chinese Character Code** 607922122052
7. Address of Director 2nd Floor, 122 Ka Choi Lane, Tuen Mun, New Territories, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

08	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

10

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	700,000					

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	100,000	0.03
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	800,000	0.31
Short position		

* Interest in shares: 100,000 (0.03%)

Interest in share options: 700,000 (0.28%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	25/09/2007	24/09/2013		HK$1.0440		700,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

08	10	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

CSH-03

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	221,615,433

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
CHEUNG	Ying Kwan	張應坤
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
G606033 (0)		
7. Address of Director		**10. Daytime tel. No.**
Flat G, 2/F, Block 3, Site 4, Whampoa Garden, Kowloon, Hong Kong		25144880
		11. e-mail address

12. Date of relevant event

22	06	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	50,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	0	0.00
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	50,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	50,000	

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	13/06/2007	12/06/2013		HK$1.0000		50,000

11

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	06	2007
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

- *(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;*
- *(ii) Changes in the nature of his interest in such shares; and*
- *(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 255,314,759
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport CHEUNG (Surname)	Ying Kwan (Other names)	**8. Name of Director (Chinese)** 張應坤
6. HKID/Passport No. G606033 (0)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of Director Flat G, 2/F, Block 3, Site 4, Whampoa Garden, Kowloon, Hong Kong		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

03	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

YKC-02

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	121		201	170,000					
Short position									

interest in share options

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	50,000	0.01
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	220,000	0.08
Short position		

interest in share options

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares@
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/06/2007	10/06/2013		HK$1.0000		50,000
	409	25/09/2007	24/09/2013		HK$1.0440		170,000

Short position(s)								

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

04	10	2007
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

YKC-02

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 5 March 2007

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

RECEIVED

2008 APR 14 A 10:47

1. Chairman

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. Quorum

The necessary quorum for the Meeting was present.

3. Expiry of Share Option(s)

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Option(s) should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Option(s) listed on the Appendix lapsed as at the respective expiry date(s).

4. Termination

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Option(s) should be lapsed due to the expiry of the Option Period

Name of the employee	Expiry date of the Option Period	No. of Option(s) lapsed 1991 Share Option Scheme
SUEN Chi Chung Sammy	5-Mar-07	40,901
Total no. of share option(s) lapsed		40,901

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 28 June 2007

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. <u>Chairman</u>

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. <u>Quorum</u>

The necessary quorum for the Meeting was present.

3. <u>Expiry of Share Option(s)</u>

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at 28 June 2007.

4. <u>Termination</u>

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Option(s) should be lapsed due to the expiry of the Option Period

Name of Eligible Person	Expiry date of the Option Period	No. of Option(s) lapsed 1991 Share Option Scheme
Richard Man Fai LEE	28-Jun-07	629,262
Total no. of share option(s) lapsed		629,262

Wo Kee Hong (Holdings) Limited
(Incorporated in Bermuda with limited liability)
(the "Company")

Minutes of a Meeting of the Directors of the Company by means of a telephone conference pursuant to Bye-Law No. 120 of Memorandum of Association and New Bye-Laws of the Company on 9 August 2007

Present : Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

Mr. Raymond Cho Min LEE (Independent Non-executive Director)

Mr. Boon Seng TAN (Independent Non-executive Director)

Mr. Ying Kwan CHEUNG (Independent Non-executive Director)

Ms. Kam Har YUE (Non-executive Director) Yue Kam Har

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Declaration of Interests**

It was noted that each of the Directors present has declared his/her interests in relation to the following transaction pursuant to the bye-laws of the Company and the Companies Act 1981 of Bermuda (as amended).

The Directors declared that they are eligible participants under the 2002 Share Option Scheme and are eligible to be granted Share Options (as defined below) under the 2002 Share Option Scheme, and are accordingly interested in the matters before the Meeting.

4. **Grant of Share Options under 2002 Share Option Scheme**

(a) It was resolved that share options under the 2002 Share Option Scheme to subscribe for a total of 680,000 shares of HK$1.00 each in the capital of the Company at a subscription price of HK$1.278 per share, being the nominal value of a share of the Company, be granted to the employees of the Company or its subsidiaries whose names appear in the list (a copy of which marked "Appendix A" was attached hereto and hereinafter referred to as the "List") and in such manner as specified in the List ("Share Options").

(b) It was resolved that the exercise period shall end 6 years from the date of grant of the Share Options.

(c) It was further resolved that any one director be authorized to sign and issue on behalf of the Company the relevant letters in respect of the grant of share options to the grantees and to sign any other documents in relation thereto.

5. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(b) of the 2001 and 2002 Share Option Schemes adopted by the Company on 28 June 2001 and 30 May 2002 respectively (the "Schemes"), the share options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant subsidiaries.

It was reported that the employees listed on the Appendix B had ceased to be the employees of the Company or its relevant subsidiaries on 1 July and 18 July 2007 respectively.

It was resolved that the share options granted to the employees listed on the Appendix B be lapsed pursuant to Clause 7(b) of the Schemes.

6. **Termination**

There being no further business, the Meeting was concluded.

Chairman

Appendix A

2002 Share Option Scheme (granted on 9 August 2007)

Name of Grantee	No. of Options to be granted
Yu Cheung YAU	80,000
Kwok Chuen CHEUNG	80,000
Wai Ying TANG	50,000
Herbert ADAMCZYK	100,000
Po Sheung WONG	50,000
Simon Chun Ho LIN	50,000
Mei Hua GAO	30,000
Jian HUANG	100,000
Kwang Liang CHIA	50,000
Eng Keng YEO	30,000
Lun Fung FUNG	30,000
Hok Kwan YU	30,000
Total:	680,000

Share Options lapsed due to the expiry of the Option Period

Name of Eligible Person	Expiry date of the Option Period	Share Option Scheme	No. of Share Options Lapsed
Davy Dao LIANG	1-Jul-07	2001	78,657
Sammy Chi Chung SUEN	18-Jul-07	2001	2,315
Sammy Chi Chung SUEN	18-Jul-07	2002	200
Sammy Chi Chung SUEN	18-Jul-07	2002	1,262
Total Number of Share Options Lapsed			82,434

COPY

RECEIVED

2008 ... 14 A 10: 47

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

(the "Company")

Minutes of a Meeting of the Directors of the Company by means of a telephone conference pursuant to Bye-Law No. 120 of Memorandum of Association and New Bye-Laws of the Company on 25 September 2007

Present : Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

Mr. Raymond Cho Min LEE (Independent Non-executive Director)

Mr. Boon Seng TAN (Independent Non-executive Director)

Mr. Ying Kwan CHEUNG (Independent Non-executive Director)

Ms. Kam Har YUE (Non-executive Director)

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Declaration of Interests**

It was noted that each of the Directors present has declared his/her interests in relation to the following transaction pursuant to the bye-laws of the Company and the Companies Act 1981 of Bermuda (as amended).

The Directors declared that they are eligible participants under the 2002 Share Option Scheme and are eligible to be granted Share Options (as defined below) under the 2002 Share Option Scheme, and are accordingly interested in the matters before the Meeting.

4. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(a) of the 2001 Share Option Scheme adopted by the Company on 28 June 2001, the options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the options listed on Appendix A lapsed as at 16 September 2007.

5. **Grant of Share Options under 2002 Share Option Scheme**

(a) It was resolved that share options under the 2002 Share Option Scheme to subscribe for a total of 8,880,000 shares of HK$1.00 each in the capital of the Company at a subscription price of HK$1.044 per share, being the average closing price of the share of the Company for the five trading days immediately preceding the date of grant, be granted to the Executive Directors, Independent Non-Executive Directors, Non-Executive Director, substantial shareholders, and employees of the Company or its subsidiaries whose names appear in the list (a copy of which marked "Appendix B" was attached hereto and hereinafter referred to as the "List") and in such manner as specified in the List ("Share Options").

(b) It was resolved that the exercise period shall end 6 years from the date of grant of the Share Options.

(c) It was resolved that the grant of Share Options to the Executive Directors and substantial shareholders be and are hereby approved by the Independent Non-executive Directors pursuant to the rule 4.06 of the 2002 Share Option Scheme.

(d) It was resolved that the grant of Share Options to the Mr. Raymond Cho Min LEE be and are hereby approved by Mr. Boon Seng TAN and Mr. Ying Kwan CHEUNG pursuant to the rule 4.06 of the 2002 Share Option Scheme.

(e) It was resolved that the grant of Share Options to the Mr. Boon Seng TAN be and are hereby approved by Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG pursuant to the rule 4.06 of the 2002 Share Option Scheme.

(f) It was resolved that the grant of Share Options to the Mr. Ying Kwan CHEUNG be and are hereby approved by Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN pursuant to the rule 4.06 of the 2002 Share Option Scheme.

(g) It was further resolved that any one director be authorized to sign and issue on behalf of the Company the relevant letters in respect of the grant of share options to the grantees and to sign any other documents in relation thereto.

6. **Termination**

There being no further business, the Meeting was concluded.

Chairman

Appendix A

Share Options lapsed due to the expiry of the Option Period

Name of Eligible Person	Expiry date of the Option Period	Share Option Scheme	No. of Share Options Lapsed
Mr. Wing Sum LEE	16-Sep-07	2001	5,506,050
Mr. Richard Man Fai LEE	16-Sep-07	2001	5,506,050
Total Number of Share Options Lapsed			11,012,100

Appendix B

2002 Share Option Scheme (granted on 25 September 2007)

Name of Grantee	Classification	No. of Options to be granted
Wong Tik Tung	Executive Director	2,900,000
Hui Chit Sing, Waison	Executive Director	700,000
Lee Man Bun, Jeff	Executive Director and Substantial Shareholder	120,000
Cheung Ying Kwan	Independent Non-executive Director	170,000
Lee Cho Min	Independent Non-executive Director	170,000
Tan Boon Seng	Independent Non-executive Director	170,000
Yue Kam Har	Non-executive Director and Substantial Shareholder	140,000
Hoh Siew Yit	Substantial Shareholder	100,000
Ng Sum Yu, Phyllis	Employee Under Employment Contract	500,000
Adamczyk Herbert	Employee Under Employment Contract	300,000
Chang Hor Hing	Employee Under Employment Contract	300,000
Newman John Brian	Employee Under Employment Contract	200,000
Cheung Kwok Chuen	Employee Under Employment Contract	200,000
Tang Mei Ling	Employee Under Employment Contract	200,000
Yau Yu Cheung	Employee Under Employment Contract	200,000
Chan Chau Yu, Danny	Employee Under Employment Contract	100,000
Tang Wai Ying, Ruby	Employee Under Employment Contract	100,000
Wong Po Sheung	Employee Under Employment Contract	100,000
Yu Hok Kwan	Employee Under Employment Contract	80,000
King Yuen, Juliet	Employee Under Employment Contract	50,000
Chiu Che Wai	Employee Under Employment Contract	50,000
Lin Chun Ho, Simon	Employee Under Employment Contract	50,000
Wai Sek Yuen, Stanley	Employee Under Employment Contract	50,000
Yip Sui Pong, Ponthey	Employee Under Employment Contract	50,000
Tam Kit Yee, Susanna	Employee Under Employment Contract	50,000
Ng Ka Leung	Employee Under Employment Contract	50,000
Mack Wing Kin, Stephen	Employee Under Employment Contract	50,000
Chan Yim Chu, Mary Sancy	Employee Under Employment Contract	50,000
Lee Wai Wo, Willis	Employee Under Employment Contract	50,000
Ip Tin Kit, Willen	Employee Under Employment Contract	50,000
Sum Pang, Benjamin	Employee Under Employment Contract	50,000
Cheung Wing Hung	Employee Under Employment Contract	50,000
Pak Kenny	Employee Under Employment Contract	50,000
Mak Kin Keung	Employee Under Employment Contract	50,000
Mak Yee Wah, Eva	Employee Under Employment Contract	50,000
Gao Mei Hua	Employee Under Employment Contract	50,000
Cheung Mei Sum	Employee Under Employment Contract	50,000
Lo Shing Chuen	Employee Under Employment Contract	50,000
Fung Lun Fung, Alex	Employee Under Employment Contract	50,000
Ho Pou Cheong	Employee Under Employment Contract	50,000
Lai Sau Wai	Employee Under Employment Contract	50,000
Lam Sui Kwong	Employee Under Employment Contract	50,000
Yim Chi Tat	Employee Under Employment Contract	50,000
Lee Chiu Sing, Eddy	Employee Under Employment Contract	50,000
Ng Chi Kwan	Employee Under Employment Contract	50,000
Pang Kwok On	Employee Under Employment Contract	50,000
Foo Wing Lung	Employee Under Employment Contract	50,000
Leung Yin Ling	Employee Under Employment Contract	50,000
Mui Chi Kwong	Employee Under Employment Contract	50,000
Ko Mei Kuen, Josephine	Employee Under Employment Contract	50,000
Kwong Pui Wa, Vanessa	Employee Under Employment Contract	40,000
Wong Yuk Chak, Stephanie	Employee Under Employment Contract	40,000
Lau Ying	Employee Under Employment Contract	40,000
Tam Suk Yee	Employee Under Employment Contract	40,000
Chan Yuet Fun	Employee Under Employment Contract	40,000
Chan Yee Mai	Employee Under Employment Contract	40,000
Chan Wing Ning	Employee Under Employment Contract	40,000
Ho Kwok Wai	Employee Under Employment Contract	40,000
Leung Kwok Ho	Employee Under Employment Contract	20,000
Wu Hon Wing, Galen	Employee Under Employment Contract	20,000
Ku Hung Tat	Employee Under Employment Contract	20,000
Yuen Wai Chung	Employee Under Employment Contract	20,000

2002 Share Option Scheme (granted on 25 September 2007) (continued)

Name of Grantee	Classification	No. of Options to be granted
Chan Yau On	Employee Under Employment Contract	20,000
Chan Shi Kai	Employee Under Employment Contract	20,000
Ng Ka Fai, Andrew	Employee Under Employment Contract	20,000
Lee Po Kiu	Employee Under Employment Contract	20,000
Chan Ka Wah	Employee Under Employment Contract	20,000
Kwan Kam Kwan	Employee Under Employment Contract	20,000
Leung Hok Yin	Employee Under Employment Contract	20,000
Chan Wai Kin, Andy	Employee Under Employment Contract	20,000
Ng Shun Keung	Employee Under Employment Contract	20,000
	Total:	8,880,000

Confirmed by:

Mr. Richard Man Fai LEE ______________________

Mr. Jeff Man Bun LEE ______________________

Mr. Tik Tung WONG ______________________

Mr. Waison Chit Sing HUI ______________________

Mr. Raymond Cho Min LEE (Independent Non-executive Director) ______________________

Mr. Boon Seng TAN (Independent Non-executive ______________________

Mr. Ying Kwan CHEUNG (Independent Non-executive Director) ______________________

Ms. Kam Har YUE (Non-executive Director) ______________________

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 September 2007

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Option(s)**

It was noted that Pursuant to the Clause 7(a) of the 2001 Share Option Scheme adopted by the Company on 28 June 2001, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at 30 September 2007.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Option(s) should be lapsed due to the expiry of the Option Period

Name of Eligible Person	Expiry date of the Option Period	No. of Option(s) lapsed 2001 Share Option Scheme
Kam Har YUE	30-Sep-07	78,657
Total no. of share option(s) lapsed		78,657

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

(the "Company")

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 31 October 2007

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

(a) 2001 Share Option Scheme

It was noted that pursuant to the Clause 7(a) of the 2001 Share Option Scheme adopted by the Company on 28 June 2001, the options should lapse automatically on the expiry of the Option Period.

It was reported, confirmed, approved and ratified that the options listed on the Appendix A be and were lapsed as at their respective expiry date as per Appendix A.

(b) 2002 Share Option Scheme

It was noted that pursuant to the Clause 4.05 of the 2002 Share Option Scheme adopted by the Company on 30 May 2002, to the extent that the offer of the grant of an Option is not accepted within 28 days from the date upon which it is made in the manner indicated in Clause 4.04, it will be deemed to have been irrevocably declined and lapsed automatically.

In relation to the options granted on 25 September 2007 (the "Grant Date"), it was tabled before the meeting Appendix B which listed out that 4 grantees had declined the offer of the grant of a total of 80,000 options and 6 grantees had not replied to the offer of the grant of a total of 260,000 options with 28 days from the Grant Date.

It was confirmed, approved and ratified that the options listed on the Appendix B be and were lapsed as at their respective date of lapse as per Appendix B.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix A

Share Options lapsed due to the expiry of the Option Period under 2001 Share Option Scheme

Name of Eligible Person(s)	Expiry date(s) of the Option Period	No. of Option(s) lapsed
TANG Mei Ling	29/09/2007	31,463
YAU Yu Cheung	29/09/2007	31,463
ADAMCZYK Herbert	30/09/2007	47,194
CHEUNG Kwok Chuen	30/09/2007	31,463
GAO Mei Hua	30/09/2007	31,463
NG Sum Yu	30/09/2007	47,194
TAM Suk Yee	30/09/2007	15,731
TANG Wai Ying	30/09/2007	31,463
WOO Ka Chiu	30/09/2007	31,463
Total no. of share option(s) lapsed		298,897

Appendix B

Share Options lapsed due to non-acceptance of the offer of the grant of options under 2002 Share Option Scheme

Name of Eligible Person(s)	Type of Non-Acceptance	Date(s) of lapse due to non-acceptance	No. of Option(s) lapsed
CHAN Shi Kai	Declined	09/10/2007	20,000
CHAN Yau On		15/10/2007	20,000
KWAN Kam Kwan		23/10/2007	20,000
LEUNG Kwok Ho		10/10/2007	20,000
CHAN Wing Ning	No reply	24/10/2007	40,000
HO Pou Cheong			50,000
MACK Wing Kin, Stephen			50,000
NG Ka Fai, Andrew			20,000
NG Ka Leung			50,000
TAM Kit Yee, Susanna			50,000
Total no. of share option(s) lapsed			340,000

COPY

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)
(the "Company")

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 31 December 2007

Present: Mr. Richard Man Fai LEE

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

Mr. Waison Chit Sing HUI

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

(a) It was noted that pursuant to the Clause 7(a) of the 2001 Share Option Scheme adopted by the Company on 28 June 2001, the options should lapse automatically on the expiry of the Option Period.

It was reported, confirmed, approved and ratified that the options listed on the Appendix A be and were lapsed as at their expiry date as per Appendix A.

(b) It was also noted that pursuant to the Clause 7(b) of the 2002 Share Option Schemes adopted by the Company on 30 May 2002 (the "2002 Scheme"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employee listed on the Appendix had ceased to be the employee of the Company or its relevant Subsidiaries as at 30 September 2007.

It was resolved that the Options granted to the employee listed on the Appendix B be lapsed pursuant to Clause 7(b) of the 2002 Scheme.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix A

Share Options lapsed due to the expiry of the Option Period under 2001 Share Option Scheme

Name of Eligible Person(s)	Expiry date(s) of the Option Period	No. of Option(s) Lapsed
Herbert ADAMCZYK	23/12/2007	157,315
Total no. of share option(s) lapsed		157,315

Appendix B

Share Options Lapsed under the 2002 Share Option Scheme due to Termination of Employment of Grantee on or before 30 September 2007

Name of Employee	Date of Termination of Employment	No. of Option(s) Lapsed
WOO Ka Chiu, Johnson	01/07/2007	235,973
Total no. of share options lapsed		235,973

END